

Dear Fellow Stockholders,

In 2022, we witnessed the return of travel in most markets in which our hotels operate, and Hyatt was optimally positioned to meet the global pent-up demand. Driven by our asset-light growth strategy, expanded focus on lifestyle, luxury and leisure, as well as our unique ability to create personalized experiences centered on human connection, we were able to meet travelers where they were. Confident that we would emerge from the pandemic as a stronger company than we went into it, our transformative growth over the past year is evidence we have done just that. In only five years, we have doubled the number of luxury rooms, tripled the number of resorts, quadrupled our lifestyle rooms, and we now have more luxury branded hotels in resort locations than any other hospitality company in the world. Concurrently, we remain deeply committed to expanding and strengthening our Timeless Collection brands like Grand Hyatt, Hyatt Regency, Hyatt Place and Hyatt House, which play a crucial role especially as group and business travel returns.

While we have much to celebrate, we recognize that recovery looked different around the globe. After two years of unpredictability and disruption, some regions faced ongoing uncertainty surrounding the COVID pandemic amidst geopolitical challenges and natural disasters. Colleagues, guests, customers and owners in Asia Pacific, specifically in China, were met with pronounced COVID restrictions. The war in Ukraine created distinct challenges for the region and Europe at large. Widespread destruction and loss impacted global communities due to natural disasters including Hurricanes Ian and Fiona in Florida and the Dominican Republic, respectively, as well as recent earthquakes in Turkey and Syria. Through it all, Hyatt's focus remained on our purpose: to care for people so they can be their best. This begins with the safety and wellbeing of our colleagues and guests—and the global Hyatt family came together in meaningful ways, from sending supplies to impacted regions, to disseminating Hyatt Care Fund grants to impacted colleagues, and offering World of Hyatt members the opportunity to support global Red Cross relief efforts via World of Hyatt points.

Amidst the uneven global recovery, we were able to navigate a rapid RevPAR recovery that was unlike anything we've previously experienced; we successfully integrated Apple Leisure Group, made meaningful progress toward our asset-light transformation, and led the industry in organic growth for the sixth consecutive year, while achieving record-breaking financial results. Despite a challenging supply chain and labor environment, we were able to add 120 hotels in 2022, 20% higher than our previous record of hotel openings in 2021. We added hotels in 64 new markets and reported 6.7% Net Rooms Growth driven by a record level of organic hotel openings. Additionally, we have achieved meaningful progress towards our asset-light disposition goal. As of December 31, 2022, the Company realized $721 million of proceeds, net of hotel acquisitions, related to our hotel disposition goal of $2 billion by the end of 2024.

With the thoughtful expansion of our brand footprint, we brought even more personalized experiences for all stay occasions to guests, customers and World of Hyatt and Unlimited Vacation Club members. We harnessed the successful integration of Apple Leisure Group and introduced the Inclusive Collection, bringing together our distinct all-inclusive brands in one portfolio.

We prioritized opportunities to expand into new markets, and with new brands. In October 2022, we entered into an agreement with Lindner Hotels & Resorts, which significantly increased the number of properties in Europe and integrates a collection of more than 30 vibrant hotels and 5,500 rooms into the JdV by Hyatt brand. In November 2022, we signed an agreement to acquire Dream Hotel Group's lifestyle brand and management portfolio, and in February 2023, we closed on this acquisition, bringing even more lifestyle and leisure experiences into our portfolio with 12 lifestyle hotels with 1,700 rooms, as well as 24 signed long-term management agreements for hotels expected to open in the future. Additionally, we entered a joint venture to launch a collection of modern hot spring ryokans, or Japanese-style inns, under a new hospitality brand, ATONA, the first of which are anticipated to open in 2025.

As part of our unique ability to create personalized experiences and connection, we listened, experimented, and delivered more benefits to our growing number of World of Hyatt members through more customized experiences for our guests and members at various touchpoints, enhancing stays with curated offers before, during and after their time spent at our hotels. Members experienced new opportunities to earn and redeem points at 58 additional, all-inclusive properties in the Americas as well as 20 in Europe. Additionally, we introduced the FIND platform to support members in prioritizing their wellbeing, including 200 wellbeing-focused, curated experiences across more than 80 destinations.

Hyatt's digital experience evolved through ongoing improvements to our website, app, and digital marketing initiatives. These collective efforts resulted in an increase of direct revenue across Hyatt digital channels by 55% in 2022. We continued to drive loyalty from our guests as evidenced by World of Hyatt membership increasing from 10 million to 36 million members during the past five years, and a significant increase in the percentage of room nights generated by World of Hyatt members—reaching a new record level in 2022.

Grounded in our purpose, we continued to build our World of Care platform, through which we advance care for the planet, people and responsible business. One year after launching World of Care in 2021, we shared progress against our commitments and goals exemplified within the pages of our first World of Care Highlights, and our second annual Diversity, Equity and Inclusion report.

2022 also marked an important milestone and point of pride in the history of Hyatt as we celebrated the company's 65th anniversary. From opening our first hotel, the Hyatt House at LAX Airport in 1957, to reaching over 1,250 hotels and all-inclusive properties this past year, we were reminded of our incredible transformation, and what has guided us throughout: our purpose.

None of the successes of this past year (or the 64 before it) would have been possible without the passion, expertise and agility of our approximately 189,000 colleagues around the world. They have challenged us to imagine and reimagine the colleague, guest and customer experience, improve how we work, and seize new opportunities along our journey. While our business, our industry and our ways of working are continuously evolving, what will remain is our steadfast commitment *to care for people so they can be their best*.

Thank you for your continued confidence in Hyatt.

With gratitude,

Thomas J. Pritzker
Executive Chairman of the Board

Mark S. Hoplamazian
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from   to

Commission File No. 001-34521

HYATT HOTELS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-1480589**
(State or Other Jurisdiction of Incorporation or Organization)	**(IRS Employer Identification No.)**
150 North Riverside Plaza	
8th Floor, Chicago, Illinois	**60606**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (312) 750-1234

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	H	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

At June 30, 2022, the aggregate market value of the registrant's Class A common stock, $0.01 par value, held by non-affiliates of the registrant was approximately $3,634.2 million (based upon the closing sale price of the Class A common stock on June 30, 2022 on The New York Stock Exchange). The market value of the registrant's Class B common stock is not included in the above value as there is no active market for such stock.

At January 31, 2023, there were 47,334,299 shares of the registrant's Class A common stock, $0.01 par value, outstanding and 58,917,749 shares of the registrant's Class B common stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference portions of the registrant's Proxy Statement for its 2023 Annual Meeting of Stockholders to be held on May 17, 2023.

HYATT HOTELS CORPORATION
TABLE OF CONTENTS
FISCAL YEAR ENDED DECEMBER 31, 2022

PART I

PART II

PART III

PART IV

Disclosure Regarding Forward-Looking Statements

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Company's plans, strategies, and financial performance, and prospective or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would," and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- the factors discussed in this annual report set forth under the sections titled "Risk Factors" in Part I, Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7;
- general economic uncertainty in key global markets and a worsening of global economic conditions or low levels of economic growth;
- the rate and the pace of economic recovery following economic downturns;
- global supply chain constraints and interruptions, rising costs of construction-related labor and materials, and increases in costs due to inflation or other factors that may not be fully offset by increases in revenues in our business;
- risks affecting the luxury, resort, and all-inclusive lodging segments;
- levels of spending in business, leisure, and group segments, as well as consumer confidence;
- declines in occupancy and average daily rate ("ADR");
- limited visibility with respect to future bookings;
- loss of key personnel;
- domestic and international political and geo-political conditions, including political or civil unrest or changes in trade policy;
- hostilities, or fear of hostilities, including future terrorist attacks, that affect travel;
- travel-related accidents;
- natural or man-made disasters, weather and climate-related events, such as earthquakes, tsunamis, tornadoes, hurricanes, droughts, floods, wildfires, oil spills, nuclear incidents, and global outbreaks of pandemics or contagious diseases, or fear of such outbreaks;
- the pace and consistency of recovery following the COVID-19 pandemic and the long-term effects of the pandemic, additional resurgence, or COVID-19 variants, including with respect to global and regional economic activity, travel limitations or bans, the demand for travel, transient and group business, and levels of consumer confidence;
- the ability of third-party owners, franchisees, or hospitality venture partners to successfully navigate the impacts of the COVID-19 pandemic, any additional resurgence, or COVID-19 variants or other pandemics, epidemics or other health crises;
- our ability to successfully achieve certain levels of operating profits at hotels that have performance tests or guarantees in favor of our third-party owners;
- the impact of hotel renovations and redevelopments;
- risks associated with our capital allocation plans, share repurchase program, and dividend payments, including a reduction in, or elimination or suspension of, repurchase activity or dividend payments;
- the seasonal and cyclical nature of the real estate and hospitality businesses;
- changes in distribution arrangements, such as through internet travel intermediaries;
- changes in the tastes and preferences of our customers;
- relationships with colleagues and labor unions and changes in labor laws;
- the financial condition of, and our relationships with, third-party property owners, franchisees, and hospitality venture partners;
- the possible inability of third-party owners, franchisees, or development partners to access the capital necessary to fund current operations or implement our plans for growth;

- risks associated with potential acquisitions and dispositions and our ability to successfully integrate completed acquisitions with existing operations;

- failure to successfully complete proposed transactions (including the failure to satisfy closing conditions or obtain required approvals);

- our ability to successfully execute on our strategy to expand our management and franchising business while at the same time reducing our real estate asset base within targeted timeframes and at expected values;

- declines in the value of our real estate assets;

- unforeseen terminations of our management or franchise agreements;

- changes in federal, state, local, or foreign tax law;

- increases in interest rates, wages, and other operating costs;

- foreign exchange rate fluctuations or currency restructurings;

- risks associated with the introduction of new brand concepts, including lack of acceptance of new brands or innovation;

- general volatility of the capital markets and our ability to access such markets;

- changes in the competitive environment in our industry, including as a result of the COVID-19 pandemic, industry consolidation, and the markets where we operate;

- our ability to successfully grow the World of Hyatt loyalty program and Unlimited Vacation Club paid membership program;

- cyber incidents and information technology failures;

- outcomes of legal or administrative proceedings; and

- violations of regulations or laws related to our franchising business and licensing businesses and our international operations.

These factors are not necessarily all of the important factors that could cause our actual results, performance, or achievements to differ materially from those expressed in or implied by any of our forward-looking statements. Other unknown or unpredictable factors could also harm our business, financial condition, results of operations, or cash flows. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and we do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Terms Used in this Annual Report

Unless otherwise specified or required by the context, references in this annual report to "we," "our," "us," "Hyatt," and the "Company" refer to Hyatt Hotels Corporation, a Delaware corporation, and its consolidated subsidiaries.

As used in this annual report:

- "colleagues" refers to approximately 189,000 individuals (of which we directly employ approximately 50,000) working at our corporate and regional offices and our managed, franchised, owned, and leased properties in 75 countries around the world;

- "condominium units" refer to whole ownership residential units (condominium and private residences) that we provide services to and, in some cases, management of the rental programs and/or homeowner associations associated with such units;

- "hospitality ventures" refer to entities in which we own less than a 100% equity interest.

- "hotel portfolio" refers to our full service hotels, including our wellness resorts, our select service hotels, and our all-inclusive resorts;

- "Pritzker family business interests" means (1) various lineal descendants of Nicholas J. Pritzker (deceased) and spouses and adopted children of such descendants; (2) various trusts for the benefit of the individuals described in clause (1) and trustees thereof; and (3) various entities owned and/or controlled, directly and/or indirectly, by the individuals and trusts described in (1) and (2);

- "properties," "portfolio of properties," or "property portfolio" refer to our hotel portfolio, and residential, vacation, and condominium units that we operate, manage, franchise, own, lease, develop, license, or to which we provide services or license our trademarks, including under the Park Hyatt, Grand Hyatt, Hyatt Regency, Hyatt, Hyatt Residence Club, Hyatt Place, Hyatt House, UrCove, Miraval, Alila, Andaz, Thompson Hotels, Hyatt Centric, Caption by Hyatt, The Unbound Collection by Hyatt, Destination by Hyatt, JdV by Hyatt, Hyatt Ziva, Hyatt Zilara, Zoëtry Wellness & Spa Resorts, Secrets Resorts & Spas, Breathless Resorts & Spas, Dreams Resorts & Spas, Hyatt Vivid Hotel & Resorts, Alua Hotels & Resorts, and Sunscape Resorts & Spas brands;

- "residential units" refer to residential units that we manage, own, or to which we provide services or license our trademarks (such as serviced apartments and Hyatt-branded residential units) that are typically part of a mixed-use project and located either adjacent to or near a full service hotel that is a member of our portfolio of properties or in unique leisure locations; and

- "vacation ownership units" refer to the fractional and timeshare vacation ownership properties with respect to which we license our trademarks and that are part of the Hyatt Residence Club.

Additionally, through strategic relationships, we provide certain reservation and/or loyalty program services to hotels unaffiliated with our hotel portfolio and operate under other tradenames or marks owned by such hotels or licensed by third parties.

Park Hyatt®, Miraval®, Grand Hyatt®, Alila®, Andaz®, The Unbound Collection by Hyatt®, Destination by Hyatt®, Hyatt Regency®, Hyatt®, Hyatt Ziva®, Hyatt Zilara®, Thompson Hotels®, Hyatt Centric®, JdV by Hyatt®, Caption by Hyatt®, Hyatt House®, Hyatt Place®, Hyatt Vivid Hotels & Resorts, Hyatt Residence Club®, Hyatt Residences®, World of Hyatt®, Hyatt Resorts™, Secrets® Resorts & Spas, Dreams® Resorts & Spas, Breathless Resorts & Spas®, Zoëtry® Wellness & Spa Resorts, Alua Hotels & Resorts®, Sunscape® Resorts & Spas, ALG Vacations®, Unlimited Vacation Club®, AMSTAR™, Apple Vacations®, Funjet Vacations®, Travel Impressions®, Blue Sky Tours®, CheapCaribbean.com®, BeachBound®, Trisept Solutions®, and related trademarks, logos, trade names, and service marks appearing in this annual report are the property of Hyatt Corporation or another wholly owned subsidiary of Hyatt Hotels Corporation. All other trademarks, trade names, or service marks appearing in this annual report are the property of their respective owners.

Item 1. *Business.*

Overview

Hyatt Hotels Corporation is a global hospitality company with widely recognized, industry-leading brands and a tradition of innovation developed over our sixty-five year history.

Hyatt's portfolio of properties consists of full service hotels and resorts, select service hotels, all-inclusive resorts, and other properties, including timeshare, fractional, and other forms of residential, vacation, and condominium units. In 2021, we acquired Apple Leisure Group ("ALG" or the "ALG Acquisition"), a leading luxury resort-management services, travel, and hospitality group that also offers a paid membership program through the Unlimited Vacation Club and travel distribution and destination management services through ALG Vacations ("ALG Vacations"). At December 31, 2022, our hotel portfolio consisted of 1,263 hotels and all-inclusive resorts (304,108 rooms). See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" for a categorized breakdown of our portfolio. Our colleagues and hotel general managers are supported by our regional management teams, located in cities around the world, and our executive management team, headquartered in Chicago.

Our offering includes brands in the *Timeless Collection,* including Park Hyatt, Grand Hyatt, Hyatt Regency, Hyatt, Hyatt Residence Club, Hyatt Place, Hyatt House, and UrCove; the *Boundless Collection,* including Miraval, Alila, Andaz, Thompson Hotels, Hyatt Centric, and Caption by Hyatt; the *Independent Collection*, including The Unbound Collection by Hyatt, Destination by Hyatt, and JdV by Hyatt; and the *Inclusive Collection,* including Hyatt Ziva, Hyatt Zilara, Zoëtry Wellness & Spa Resorts, Secrets Resorts & Spas, Breathless Resorts & Spas, Dreams Resorts & Spas, Hyatt Vivid Hotels & Resorts, Alua Hotels & Resorts, and Sunscape Resorts & Spas. We also manage, provide services to, or license our trademarks with respect to residential units often adjacent to a Hyatt-branded full-service hotel. We consult with third parties in the design and development of such mixed-use projects. We license certain of our trademarks with respect to vacation ownership units, which are part of Hyatt Residence Club. Additionally, we provide services and, in some cases, manage the rental programs and/or homeowner associations associated with condominium units.

We primarily derive our revenues from hotel management services, licensing of our portfolio of brands to franchisees, owned and leased hotel operations, distribution and destination management services, and a paid membership club offering. For the year ended December 31, 2022, revenues totaled $5.9 billion, net income attributable to Hyatt Hotels Corporation totaled $455 million, and Adjusted EBITDA totaled $908 million. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics Evaluated by Management—Adjusted Earnings Before Interest Expense, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") and EBITDA" for our definition of Adjusted EBITDA, why we present it, and for a reconciliation of our net income (loss) attributable to Hyatt Hotels Corporation to consolidated Adjusted EBITDA for the periods presented.

Our Purpose, Vision, Mission, and Values

Our Purpose

We care for people so they can be their best.

Our Vision

A world of understanding and care.

Our Mission

We deliver distinctive experiences for our guests.

Our Values

Empathy, integrity, respect, inclusion, experimentation, and wellbeing.

Our purpose, vision, mission, and values are brought to life by our colleagues, whom we refer to as the Hyatt family. We believe our colleagues around the world embody our purpose of caring for people, including one another, our guests and customers, property owners, and the communities in which our properties operate. We are strongly committed to advancing care for all of our stakeholders and creating personal connections to increase loyalty and drive results. High levels of guest satisfaction lead to increased guest preference for our brands, which we believe results in a strengthened revenue base over the long term. We also believe engaged colleagues will enhance the efficient operation of our properties, resulting in improved financial results. Sustained adherence to these principles is a basis for our brand reputation and strongly contributes to our growth as our diverse group of owners and developers choose to invest in our portfolio of properties around the world.

Our Competitive Strengths

We have significant competitive strengths that support our mission to deliver distinctive experiences for our guests and customers, drive growth, and create value for our colleagues, guests, customers, owners, and stockholders.

- *World Class Brands.*   Inspired by a deep understanding of customer and guest needs, we have developed, and in some cases acquired, a global suite of distinct brands.

- *Global Platform with Compelling Growth Potential.*   Our existing global presence is widely distributed, our hotels operate in some of the most populous urban centers and highly desirable resort destinations around the globe, and we believe our existing hotels, located in key markets, provide us with a strong platform from which to selectively pursue new growth opportunities in markets where our brands are less prevalent.

- *Deep Culture and Experienced Management Teams.*   The Hyatt family is united by shared values, a single purpose, and a deep commitment to listening, understanding, and personalizing experiences for our guests and customers – all of which we believe differentiates us from the competition, increases loyalty, and drives business results.

- *Strong Capital Base and Disciplined Financial Approach.*   Our approach is to maintain appropriate levels of financial leverage through industry cycles and downturns. On December 31, 2022, we had cash and cash equivalents and short-term investments of $1.1 billion and an available borrowing capacity under our credit facility of approximately $1.5 billion. We believe our balance sheet strength positions us to take advantage of strategic opportunities to expand our presence and continue to grow our business over time.

- *Diverse Exposure to Hotel Management, Franchising, and Ownership.*   Our global mix of managed, franchised, owned, and leased properties provides a broad and diverse base of revenues, profits, and cash flows and provides flexibility to evaluate growth opportunities across our lines of business.

- *High-Quality Owned Hotels Located in Desirable Markets are a Source of Capital for New Growth Investments.*   We believe our owned assets provide us the opportunity to unlock additional shareholder value through targeted dispositions that provide cash proceeds to pay down debt incurred from the ALG Acquisition, fund additional strategic investments, or provide incremental return of capital to stockholders. We have realized over $4.0 billion in gross proceeds from the disposition of owned assets since our original disposition commitment was made in 2017, including approximately $721 million realized under the asset-disposition commitment announced in August 2021, in which we committed to sell $2 billion of owned assets by the end of 2024.

Our Business Strategy

Our strategy to drive long-term sustainable growth and create value for guests, customers, colleagues, owners, and stockholders is focused on the following areas:

- *Maximize Our Core Business:* We continue to grow and operate our core business with excellence in order to be best-in-class while generating profits to fuel our growth.

- *Integrate New Growth Platforms:* We seek to identify and integrate new opportunities to advance care for our guests and customers and strengthen loyalty to our brands.

- *Optimize Capital Deployment:* We take a comprehensive and disciplined approach to our deployment of capital to expand our management and franchising business, invest in new growth platforms, and, when appropriate, return capital to our stockholders.

Description of Brands

			December 31, 2022 Rooms (1)				
Brand	**Segment**	**Customer Base**	**% of Our Managed and Franchised Properties (1)**	**Americas Region**	**ASPAC Region**	**EAME/ SW Asia Region**	**Primary Selected Competitors**
Timeless Collection							
PARK HYATT®	Luxury	Leisure and business; small meetings	3%	1,823	4,368	2,424	Four Seasons, Mandarin Oriental, Ritz-Carlton, St. Regis, The Peninsula
GRAND HYATT®	Luxury	Leisure and business; large and small meetings, social events	11%	11,574	15,474	5,266	JW Marriott, Conrad, Fairmont, InterContinental
HYATT REGENCY®	Upper-Upscale	Business and leisure; large and small meetings, social events, conventions, associations	32%	59,833	20,557	16,527	Marriott, Sheraton, Hilton, Renaissance, Westin
HYATT®	Upper-Upscale	Business and leisure; small meetings	1%	2,613	—	741	Marriott, Hilton, Westin
HRC. HYATT RESIDENCE CLUB	Vacation Ownership	Owners of vacation units, repeat Hyatt business and leisure	—%	—	—	—	Hilton Vacation Club, Marriott Vacation Club
HYATT PLACE®	Upscale	Business and leisure; small meetings	20%	50,648	5,465	4,306	Courtyard by Marriott, Hilton Garden Inn
HYATT house®	Upscale	Extended stay guests; business and leisure; small meetings	6%	16,454	953	954	Residence Inn by Marriott, Homewood Suites
UrCove by HYATT 逸扉酒店	Upper-Midscale	Business and leisure; small meetings	1%	—	3,636	—	ATOUR, Hampton Inn, Mercure

Brand	Segment	Customer Base	% of Our Managed and Franchised Properties (1)	December 31, 2022 Rooms (1)			Primary Selected Competitors
				Americas Region	ASPAC Region	EAME/ SW Asia Region	
			Boundless Collection				
MIRAVAL	Luxury/ Wellness	Leisure; small meetings	<1%	383	—	—	Canyon Ranch, Blackberry Farms
ALILA	Luxury	Leisure and business; small meetings, social events	<1%	252	1,105	408	One&Only, Six Senses, Aman, Banyan Tree, COMO
ANDAZ.	Luxury	Leisure and business; small and medium meetings	2%	1,947	1,713	1,950	W, Edition, SLS, Viceroy, Pendry
THOMPSON HOTELS	Luxury	Leisure and business; small meetings	1%	3,592	—	175	W, Edition, SLS, Pendry, Soho House
HYATT CENTRIC	Upper-Upscale	Leisure and business; small meetings	4%	7,757	1,746	1,787	ACE, Kimpton, 25 Hours, Renaissance
Caption BY HYATT	Upscale	Leisure and business	<1%	136	—	—	Motto by Hilton, Moxy, AC Hotels, Aloft, 25 Hours
			Independent Collection				
THE UNBOUND COLLECTION BY HYATT	Luxury	Leisure and business; small meetings	2%	3,107	1,558	2,006	Luxury Collection (Marriott), Autograph Collection Hotels (Marriott), Vignette (IHR), LXR (Hilton)
DESTINATION BY HYATT	Luxury	Leisure and business; large and small meetings, social events, associations	1%	3,257	—	351	Autograph Collection Hotels (Marriott), Curio Collection by Hilton, Design Hotels, M Gallery (Accor)
jdv BY HYATT	Upper-Upscale	Leisure and business; small meetings	3%	2,665	342	5,395	Autograph Collection Hotels (Marriott), Curio Collection by Hilton, Tribute Collection (Hilton), Kimpton (IHG)

			December 31, 2022 Rooms (1)				
Brand	Segment	Customer Base	% of Our Managed and Franchised Properties (1)	Americas Region	ASPAC Region	EAME/ SW Asia Region	Primary Selected Competitors
			Inclusive Collection				
HYATT ZIVA ALL INCLUSIVE RESORT	Luxury All-Inclusive	Leisure; small meetings, social events	<1%	2,672	—	—	Beaches
HYATT ZILARA ALL INCLUSIVE ADULT RESORT	Luxury All-Inclusive	Leisure; adult-only; small meetings, social events	<1%	1,210	—	—	Sandals
ZOËTRY WELLNESS & SPA RESORTS	Luxury All-Inclusive	Leisure; adult-oriented	<1%	533	—	104	The Reserve at Paradisus, Sivory, Fairmont, Banyan Tree
SECRETS Resorts & Spas	Luxury All-Inclusive	Leisure; adult-only; meetings	3%	6,915	—	739	Excellence, Sandals, El Dorado, Royalton
breathless RESORTS & SPAS	Luxury All-Inclusive	Leisure; adult-only; social groups; meetings	<1%	1,860	—	—	Hard Rock, Melia, Royalton Chic
DREAMS Resorts & Spas	Luxury All-Inclusive	Leisure; families, meetings	4%	10,001	—	1,600	Paradisus, Palace, Beaches, Royalton, Iberostar
HYATT vivid HOTELS & RESORTS	Luxury All-Inclusive	Leisure; adult-only	—%	—	—	—	Ocean by H10, Majestic Resorts, Couples Resorts, Paradisus Hotels
ALUA HOTELS & RESORTS	Upscale All-Inclusive	Leisure	3%	—	—	10,192	Iberostar, Occidental, Viva, RIU
SUNSCAPE RESORTS & SPAS	Upper-Upscale All-Inclusive	Leisure	<1%	1,807	—	—	Bahia Principe, RIU, Barcelo

(1) Figures do not include vacation ownership units, residential units, condominium units, one unbranded property in the Americas with 800 rooms, or one all-inclusive property in the Americas with 427 rooms. The UrCove brand is owned by an unconsolidated hospitality venture between a Hyatt affiliate and a Chinese hospitality company. The Hyatt Regency room count includes two properties and the Secrets Resorts & Spas room count includes one property, that will rebrand under the Hyatt Regency and Secrets Resorts & Spas brands, respectively, in 2023. The JdV by Hyatt room count includes 31 properties that will rebrand under the JdV by Hyatt brand at a future date. The Alua Hotels & Resorts room counts include six properties that are non-branded properties managed by ALG.

Park Hyatt

Park Hyatt hotels provide discerning, global travelers with a refined home-away-from-home. Located in many of the world's premier destinations, each Park Hyatt hotel is custom designed to combine sophistication with understated luxury. Each property features well-appointed guestrooms, world-renowned artwork and design, and rare and immersive culinary experiences led by award-winning chefs, creating deeply enriching dining occasions for guests.

Grand Hyatt

Grand Hyatt hotels are distinctive hotels in major gateway cities and resort destinations. With a presence around the world and critical mass in Asia, Grand Hyatt hotels provide sophisticated business and leisure travelers with elegant accommodations; extraordinary restaurants; bars; luxury spas and fitness centers; and comprehensive business and meeting facilities. Signature elements of Grand Hyatt hotels include iconic architecture and design, state of the art technology, and facilities for an array of business or social gatherings of all sizes.

Hyatt Regency

Hyatt Regency hotels offer a full range of services, amenities, and facilities tailored to serve the needs of meeting and event planners, business travelers, and leisure guests. Hyatt Regency hotels in key urban markets around the world feature flexible meeting facilities of all sizes designed to provide a productive, connected environment. Hyatt Regency hotels in resort locations cater to couples seeking a getaway, families enjoying a vacation together, and corporate groups hosting meetings and events.

Hyatt

Hyatt hotels are smaller-sized properties conveniently located in diverse business and leisure areas. These hotels help guests make the most of their stay, whether for an important business meeting or social gathering, to explore a new city, or to reconnect with family and friends.

Hyatt Residence Club

Hyatt Residence Club is Hyatt's vacation ownership brand providing members opportunities in regionally inspired and designed residential-style properties. Hyatt vacation owners pre-purchase at Hyatt Residence Club and Hyatt Vacation Club properties and have the flexibility of usage, exchange, and rental. Members can choose to occupy their vacation home, exchange time among other Hyatt vacation ownership locations, trade their time for World of Hyatt loyalty program bonus points, or travel within the Hyatt portfolio.

Hyatt Place

Hyatt Place hotels offer a modern, comfortable, and seamless experience, combining style and innovation to create a casual hotel environment for today's multi-tasking traveler. Spacious, thoughtfully designed guestrooms feature distinct areas for sleep, work, and relaxation. Hyatt Place hotels also offer freshly prepared food around the clock, efficient service, and an easy to navigate experience. From the lobby to the guest rooms to in-hotel dining, every aspect of the hotel experience is designed with the high value business traveler in mind.

Hyatt House

Hyatt House hotels are designed to welcome short-term guests and extended stay residents. Apartment-style suites with fully equipped kitchens and separate living areas provide guests with living accommodations and the conveniences of home. Hyatt House hotels seek to keep guests comfortable with complimentary hot breakfast, H Bar food and beverage offerings, and indoor and outdoor communal spaces.

UrCove

The UrCove brand is designed specifically to meet aspiring travelers' preferences and growing expectations for a seamless, comfortable, and premium travel experience in the upper-midscale market in Mainland China. Hotels in the UrCove brand, which is short for "your cove," blend comfort and convenience for the modern traveler through thoughtful service, spacious rooms, delicious food, and a relaxed yet refined ambiance.

Boundless Collection

Miraval

The Miraval brand is a global leader in wellness resorts and spas. Nearly three decades ago, Miraval Arizona Resort & Spa in Tucson pioneered the destination wellness spa resort category with its comprehensive program of mindfulness activities, destination-inspired experiences, and personal spa treatments. The Miraval brand's commitment to inspire guests to create a life in balance, foster positivity, and cultivate mindfulness is the cornerstone of a distinct wellness offering within our portfolio of brands. This commitment reflects our focus on serving the high-end traveler by finding new ways to understand and care for them beyond the traditional hotel stay.

Alila

The Alila brand combines innovative design and luxury in unique locations, set apart by crafted artisanship, guest privacy, personalized hospitality, and bespoke journeys. Alila means "Surprise" in Sanskrit, which suitably describes the refreshing character of this brand. In support of sustainable tourism, Alila hotels and resorts adopt EarthCheck, which are operating standards, integrating the environments' natural, physical, and cultural elements. To stay at any Alila hotel or resort is to embark on a destination experience, which includes delighting in the flavors of the local cuisine, enhancing wellbeing through ancient healing arts, or enjoying the thrill of adventure sports.

Andaz

Global in scale while local in perspective, Andaz hotels draw on surrounding neighborhoods to craft distinctively local experiences, fully immersing guests in each inspiring destination through unique expressions of local culture. Every Andaz hotel is an elevated reflection of the destination's culture, featuring inspired architecture and facades, music in our signature Andaz lounges, local flavors in market-to-table restaurants, distinctive textures in guestrooms, and soothing aromas at the hotel spas, all in a barrier-free and non-traditional environment. Guests will experience personalized and unscripted service where they can become inspired by the spirit of the local community.

Thompson Hotels

Thompson Hotels have transformed conventional hospitality into dynamic cultural moments inspired by the surrounding streets since the brand's first hotel opened in downtown New York City more than 20 years ago. Today, the brand continues to channel local creative energy into its expanding international portfolio of properties, with restaurants featuring top culinary names, lobbies that double as cultural epicenters, boundary-pushing music programs, and more. The result is a magnetic hub built for collective gathering, where distinct design is an ethos and a signature part of the guest experience.

Hyatt Centric

Hyatt Centric hotels are full service lifestyle hotels located in prime destinations. Created for curious travelers who want to be in the heart of the action, Hyatt Centric hotels are thoughtfully designed to enable exploration and discovery so they never miss a moment of adventure. Located in the center of the action, each hotel serves as the perfect launch pad for exploring all the hidden gems and hot spots each destination has to offer. Hyatt Centric hotels feature artistically curated spaces throughout the hotel, thoughtfully designed to help guests work, relax, and socialize. The bar and restaurant are local hot spots where great conversations, locally inspired food and signature cocktails can be enjoyed.

Caption by Hyatt

Caption by Hyatt is a lifestyle brand within the select service category designed to redefine what hospitality looks like in the modern world, delivering on today's travelers' desires for an approachable, lively, and conscious environment where everyone is welcome. Be it an open-mic night or a pop-up art installation, each space within Caption by Hyatt hotels is programmed to reflect each destination and its community. At the heart of each Caption by Hyatt hotel is Talk Shop, an all-day spot where guests can eat, drink, get some work done, hang with friends, or just relax. Caption by Hyatt hotels combine the design and comfort of an upscale, lifestyle-forward hotel with the flexibility and efficiency of a select-service property.

Independent Collection

The Unbound Collection by Hyatt

The Unbound Collection by Hyatt brand is a portfolio of upper-upscale and luxury properties ranging from historic urban gems to revitalizing retreats and modern marvels. Each property provides thought-provoking environments that inspire guests seeking a sophisticated experience when they travel. The philosophy behind The Unbound Collection by Hyatt brand is to attract owners and developers who want their properties to maintain a distinct character and brand name, but gain the power of Hyatt's robust distribution, operational, and marketing resources; award-winning customer loyalty program; and trusted brand name and reputation.

Destination by Hyatt

The Destination by Hyatt brand is a portfolio of upper-upscale and luxury hotels, resorts, and residences that are individual yet connected by a commitment to draw on the spirit of each location. Each property is purposefully crafted to be a place of discovery and captures the unique essence of each location through immersive discoveries, authentic design, and welcoming service. The portfolio features renowned golf courses, indigenous spas, and exceptional food and beverage options including bars, restaurants, cafés, and rooftop venues. The Destination Residential Management business operates within this brand and provides services to, and in some cases manages, the rental programs and/or homeowner associations related to condominium units.

JdV by Hyatt

A community for the spirited, light-hearted, and young-at-heart, the JdV by Hyatt brand offers a collection of vibrant, independent hotels that are true reflections of the urban neighborhoods they call home. Each hotel provides an experience that is inclusive in spirit and space, effortlessly bringing people together with joy-driven service. Embracing its namesake of "joie de vivre," each property invites guests and locals to connect, live in the moment, and celebrate the joy of life.

Inclusive Collection

Hyatt Ziva

Hyatt Ziva all-inclusive resorts are designed for guests of all ages in premier leisure locations. These resorts offer a variety of on-site activities and opportunities to experience the local culture and destination. Hyatt Ziva resorts feature a wide array of food and beverage outlets emphasizing authentic local cuisine. In addition to leisure travelers, these resorts cater to special events and business groups with varied and well-appointed indoor and outdoor meeting and event facilities.

Hyatt Zilara

Hyatt Zilara adult-only all-inclusive resorts are located in sought-after resort destinations. These resorts offer a wide array of food and beverage services focusing on authentic local and global cuisines. The resorts offer premier spas, social activities, and live entertainment, as well as a variety of meeting and event spaces. The resorts are designed so couples or small groups can enjoy intimate, sophisticated surroundings.

Zoëtry Wellness & Spa Resorts

Zoëtry Wellness & Spa Resorts cater to those seeking luxury, privacy, and pampering in an all-inclusive, beachfront boutique setting. These resorts offer lavish accommodations, 24-hour concierge, gourmet cuisine, top-shelf spirits, and enrichment experiences. The resorts pay homage to the local cultures, nature, and art through indigenous spa treatments, sustainability practices, and distinguished art collections.

Secrets Resorts & Spas

Secrets Resorts & Spas offer adults-only, all-inclusive luxury focusing on romance in beachfront settings. Properties feature elegantly appointed rooms and suites, 24-hour concierge and room services, gourmet restaurants and lounges, and various day and evening activities. In addition to couples and honeymooners, Secrets resorts also cater to business groups and large leisure events with expansive and flexible settings and customized services.

Breathless Resorts & Spas

Breathless Resorts & Spas are adults-only, all-inclusive properties for guests seeking a luxurious beachfront experience in a social setting. These resorts offer modern accommodations, world-class spas, meetings and event spaces, and high-end dining and drink options with elevated levels of service. Entertainment lineups feature themed events, pool parties, live music, and cultural and art experiences. These resorts cater to singles, social groups, and couples looking for a balance of excitement and relaxation.

Dreams Resorts & Spas

Dreams Resorts & Spas are family-friendly, all-inclusive resorts located in a selection of beautiful beach destinations. Guests can participate in on-site activities, including clubs for kids. Gourmet dining options present a variety of worldly cuisines, and themed bars serve top-shelf spirits. Meeting venues cater to business travelers, while private event spaces are perfect for social gatherings and wedding celebrations.

Hyatt Vivid Hotels & Resorts

Hyatt Vivid Hotels & Resorts are designed for the next generation traveler seeking engaging, adults-only, all-inclusive vacation experiences in a unique and down-to-earth atmosphere. The brand will offer crafted culinary experiences, wellness, and nutrition classes, as well as engaging activities and entertainment in a relaxed, casual setting.

Alua Hotels & Resorts

Alua Hotels & Resorts are designed for all types of travelers seeking an affordable, seaside getaway across Europe's top island destinations, including Spain's Mediterranean coast, the Canary Islands, the Balearic Islands, and more. Guests can enjoy modern amenities, minimalistic-chic rooms, natural spaces, and worldly cuisine surrounded by local culture and enriching activities.

Sunscape Resorts & Spas

Sunscape Resorts & Spas offer budget-conscious vacations focused on family fun. These all-inclusive, family-friendly beachfront resorts in Mexico and the Caribbean provide a fun and energetic, yet relaxing setting. Each location offers a supervised kids club and teen zone for younger guests, along with an array of activities for the entire family. Sunscape provides comfortable accommodations, various dining options, including kid-friendly menus, and exciting features like waterparks and splash zones.

ALG Vacations, Amstar, and Trisept Solutions

ALG Vacations focuses on providing memorable vacation experiences around the world with an emphasis on Mexico and the Caribbean. As one of the largest sellers of vacation packages and charter flights in the U.S., ALG Vacations operates a number of leading brands in vacation and travel, including Apple Vacations, Funjet Vacations, Travel Impressions, Blue Sky Tours, CheapCaribbean.com, and BeachBound. ALG Vacations also markets and distributes certain products through affiliations with airline vacation brands Southwest Vacations and United Vacations.

The ALG Vacations business includes Amstar, a destination management business, and Trisept Solutions, a technology platform for travel merchandise and distribution. Amstar provides world-class expertise in destination services, transfers, and excursions to individuals, travel agencies, groups, corporations, tour operators, and meeting planners throughout nine countries and thirty-one destinations in the Americas.

Business Segment, Revenues, and Geographical Information

We manage our business within five reportable segments as described below:

- Owned and leased hotels, which consists of our owned and leased full service and select service hotels and, for purposes of segment Adjusted EBITDA, our pro rata share of unconsolidated hospitality ventures' Adjusted EBITDA, based on our ownership percentage of each venture;

- Americas management and franchising ("Americas"), which consists of our management and franchising of properties, including all-inclusive resorts under the Hyatt Ziva and Hyatt Zilara brand names, located in the United States, Canada, the Caribbean, Mexico, Central America, and South America, as well as our residential management operations;

- ASPAC management and franchising ("ASPAC"), which consists of our management and franchising of properties located in Southeast Asia, Greater China, Australia, New Zealand, South Korea, Japan, and Micronesia;

- EAME/SW Asia management and franchising ("EAME/SW Asia"), which consists of our management and franchising of properties located in Europe, Africa, the Middle East, India, Central Asia, and Nepal; and

- Apple Leisure Group, which consists of distribution and destination management services offered through ALG Vacations; management and marketing of primarily all-inclusive ALG resorts in Mexico, the Caribbean, Central America, South America, and Europe; and the Unlimited Vacation Club paid membership program, which offers benefits exclusively at ALG resorts within Mexico, the Caribbean, and Central America.

As previously announced, effective January 1, 2023, our EAME/SW Asia and ASPAC segments have been geographically realigned, such that the EAME management and franchising ("EAME") segment now consists of our management and franchising of properties located in Europe, Africa, the Middle East, and Central Asia, and the ASPAC management and franchising segment now consists of our management and franchising of properties located in Greater China; East and Southeast Asia including Japan and South Korea; the Indian subcontinent, including Nepal; and Oceania, including Australia, New Zealand, and Micronesia.

Within corporate and other, we include the results from our co-branded credit card programs and unallocated corporate expenses. For information regarding our five reportable business segments, revenues, and geographical information, see Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 19 to our Consolidated Financial Statements."

Hotel Management Agreements

We manage hotels worldwide pursuant to management agreements. Our hotel management agreements typically provide for a two-tiered fee structure that compensates us both for the revenue we generate for the property as well as for the profitability of hotel operations. In these two-tier fee structures, tier one base compensation is a fee that is usually an agreed-upon percentage of gross revenues from hotel operations, and tier two is an incentive fee that is typically calculated as a percentage of a hotel profitability measure, such as gross operating profit, adjusted profit, or the amount by which gross operating profit or adjusted profit exceeds a specified threshold. Outside of the United States, some management agreements have structures more dependent on hotel profitability measures, either through a single management fee structure where the entire fee is based on a profitability measure or because our two-tier fee structure is more heavily weighted toward the incentive fee than the base fee.

In addition to our management fees, we charge owners for certain services provided by us on a centralized or regional basis, including, without limitation, reservation functions, certain sales functions, digital and technology, digital media, national advertising, certain marketing and promotional services, human resource services, insurance programs, and other corporate services.

Terms and Renewals

The approximate average remaining term of our hotel management agreements with third-party owners and unconsolidated hospitality ventures (other than for properties currently under development) is 15 years for full service hotels in all regions, 14 years for select service hotels in all regions, and 11 years for all-inclusive resorts in all regions, in each case assuming no renewal options are exercised by either party. Including exercise of extension options in Hyatt's sole discretion, the approximate average remaining term of our hotel management agreements (other than for properties currently under development) is 18 years for full service hotels in all regions, 25 years for select service hotels in all regions, and 11 years for all-inclusive resorts in all regions.

We also participate in an unconsolidated hospitality venture with a Chinese hospitality company that owns the UrCove select service brand, and the average remaining term of the management agreements pursuant to which the hospitality venture operates the UrCove hotels is approximately 10 years. We license "by Hyatt" to the hospitality venture in connection with such hotel operations pursuant to a master license agreement wherein we are paid fees based upon the cumulative gross operating revenue of the UrCove hotels.

Franchise Agreements

Our franchise agreements grant our franchisees the limited right to use our name, marks, and systems in the operation of franchised full service hotels, select service hotels, and all-inclusive resorts under certain brands. We do not participate in the management of our franchised hotels; however, franchisees are required to operate franchised hotels consistent with our brand standards. We approve the plans for, and the location of, franchised hotels and review the operation of these hotels to ensure our standards are maintained.

In general, our franchisees pay us an initial application fee and/or a design services fee as well as ongoing royalty fees, the amount of which depends on the brand under which the franchised property is licensed as well as the region where the property is located. Royalty fees are typically a percentage of gross rooms revenue, typically ranging from 2.75% to 5%, or, in some cases, gross room revenue generated through Hyatt reservation and booking channels, typically 7%, or a combination of a percentage of gross rooms revenues and a percentage of gross food and beverage revenues, typically 6% of gross room revenue and 3% of gross food and beverage revenues. In some circumstances, and in particular, outside of the United States and Canada, we have negotiated other fee arrangements. In addition to our franchise fees, we charge franchisees for certain services arranged and, in most cases, provided by us. These services may include, without limitation, centralized reservation functions, certain sales functions, digital and technology, digital media, national advertising, certain marketing and promotional services, as well as various revenue management services.

Terms and Renewals

The standard term of our franchise agreements is typically 20 years, with one 10-year renewal option exercisable by the franchisee, assuming the franchisee has complied with franchise agreement requirements and standards. Certain of our franchise agreements have renewal options at Hyatt's option, generally triggered if the franchisee has failed to exercise its renewal option. Certain of our franchise agreements have renewal options upon the mutual agreement of the parties. We have the right to terminate franchise agreements upon specified events of default, including non-payment of fees and non-compliance with brand standards. In the event of early termination for any reason, our franchise agreements typically set forth liquidated damages our franchisees must pay to us upon termination.

The average remaining base term of our franchise agreements for our select service hotels, full service hotels, and all-inclusive resorts in all regions (other than those currently under development) is approximately 15 years, assuming no renewal options are exercised by either party. Including exercise of extension options in Hyatt's sole discretion, the average remaining term of our franchise agreements for our select service hotels, full service hotels, and all-inclusive resorts in all regions (other than those currently under development) is approximately 16 years.

Other Service Agreements

We provide services under the Destination Residential Management business pursuant to rental management agreements with individual property owners and/or homeowner associations, whereby the property owners and/or homeowner associations participate in our rental program. The agreements typically provide for our receipt of a percentage split of the total gross revenue generated from a property under the rental program, and expenses of the property are paid from such split. The agreement terms are typically one or two years, and before the expiration of such terms, on average approximately 90% of the agreements are renewed. Additionally, we provide association management services to the various homeowner associations where we manage the properties for a fee.

Sales and Revenue Management, Marketing, and Global Property and Guest Services

Sales and Revenue Management

We deploy a global sales team as well as regional and ALG sales teams. The global team is responsible for our largest and most significant accounts doing business globally. The regional teams are responsible for large accounts that typically do business within multiple hotels in one region. The global and regional sales teams coordinate efforts with the hotel sales teams. The in-house sales colleagues are focused on local and regional business opportunities, as well as securing business generated from our key global and regional accounts.

Our corporate sales organizations are focused on growing market share with key accounts, identifying new business opportunities, and maximizing our local customer base. Our key accounts consist of major corporations; national, state, and regional associations; specialty market accounts, including social, government, military, educational, religious, and fraternal organizations; travel agency and luxury organizations; and a broad and diverse group of individual consumers. Our global and regional sales teams target multiple brands to key customer accounts within these groups. No single customer is material to our business. Our global and regional teams consist of colleagues at global and regional sales offices around the world who are focused on group business, corporate and leisure traveler accounts, and travel agencies.

Sales colleagues at our regional offices and at many of our full service hotels use our proprietary sales tool to manage the group rooms forecast, maintain an inventory of definite and tentative group rooms booked each day, streamline the process of checking guest room availability and rate quotes, and determine meeting room availability.

We seek to maximize revenues in each hotel we operate through a team of revenue management professionals and also provide revenue management services to franchisees upon request. Our revenue management leaders use a proprietary technology tool to help set appropriate pricing in each hotel. Revenue management has also deployed a self-service analytical tool to better support its constituents. The goal of revenue management is to secure the right customers, on the right date, at the right price. Business opportunities are reviewed and agreed upon by the hotel's management team.

Marketing

We are focused on the high-end traveler, positioning our brands at the top of each segment in which we operate. Our marketing strategy is designed to drive loyalty and community. Building and differentiating each of our brands is critical to increasing Hyatt's brand preference. We are focused on targeting the distinct guest segments that each of our brands serves and supporting the needs of the hotels by thorough analysis and application of data and analytics. The World of Hyatt loyalty program and our digital platforms are also key components of building loyalty and driving revenue. The loyalty program focuses on deepening relationships with members, driving repeat stays, guest satisfaction, recognition, and differential services and experiences for our most loyal guests. Our digital platforms are our primary distribution channels providing guests, customers, and members with an efficient source of information about our hotels, distinct brand experiences, and a seamless booking experience. With a combined focus on increasing brand awareness, building a community of loyalists, and enhancing digital engagement through personalized experiences, our marketing is aimed at Hyatt becoming the most preferred hospitality brand.

Global Property & Guest Services

We have a proprietary central reservation system that provides a comprehensive view of inventory, while allowing for local management of rates based on demand. Through this system, we are able to allow bookings and subsequent maintenance of bookings by hotels directly, via telephone through our global care centers, by travel agents, by corporate clients, and through digital platforms.

We have eleven global care centers that service our global guest, customer, and loyalty member base 24 hours per day, seven days per week and provide reservation and other services in over 25 languages. While we continue to provide full reservation services via telephone through these global care centers, we have made significant investments in internet booking capabilities and launched an online chat communication function on Hyatt.com and mobile platforms. Additionally, we continue to enhance the services and capabilities of our global care centers to better align with evolving technology and guest preference.

ALG operates call center services in the United States and collaborates with third-party call centers in the United States, Latin America, the Caribbean, and Asia to serve ALG resorts as well as ALG Vacations and Unlimited Vacation Club. ALG utilizes both proprietary and third-party booking engines and reservations are managed through a central reservations system. Within the Unlimited Vacation Club organization there are also call center services that support the membership program and its members, including back-office functions, some of which are provided by a third party.

Some of the rooms at hotels and resorts we manage or franchise are booked through internet travel intermediaries, partners, or online travel service providers. We also engage third-party intermediaries who collect fees by charging our hotels and resorts a commission on room revenues, including travel agencies, travel distribution providers, and meeting and event management companies.

World of Hyatt Loyalty Program

Inspired by our purpose, the World of Hyatt loyalty program aims to build community and engagement with high-end travelers. The program generates substantial repeat guest business by rewarding frequent stays with points that can be redeemed for hotel nights and other valuable rewards. Loyalty program members enjoy additional benefits and awards as they reach milestone rewards and advance through the three elite tiers based on qualifying nights or base points in a calendar year.

Members earn points based on their spend at our properties and through our experience platform FIND; by transacting with our strategic loyalty alliances, including American Airlines, Lindblad Expeditions, MGM Resorts International, and Small Luxury Hotels of the World; or in connection with spend on the World of Hyatt co-branded consumer and business credit cards. Loyalty program points can be redeemed at properties across our brands, converted into airline miles with numerous participating airlines, and redeemed with our strategic loyalty alliances, and other third parties.

The loyalty program is operated for the benefit of participating properties and is primarily funded through contributions from eligible revenues generated from loyalty program members. These funds are applied to reimburse hotels for room nights when members redeem loyalty program points and pay for administrative expenses and marketing initiatives to support the loyalty program.

At December 31, 2022, the loyalty program had approximately 36 million members, and during 2022, represented approximately 42% of total room nights system-wide, excluding properties in our *Inclusive Collection*.

Unlimited Vacation Club

ALG's Unlimited Vacation Club is a paid membership program that provides its members with preferred rates and benefits exclusively at ALG resorts within Latin America and the Caribbean. Through a variety of membership levels, members purchase the right to receive preferred rates, free hotel nights, discounts on spa and other hotel expenses, and special benefits with third-party travel alliances. The weighted-average term of an Unlimited Vacation Club membership, including upgrades, is approximately 31 years, assuming no renewal options are exercised, and fees are paid either upfront or collected over a contractual financing period of approximately four years. Membership agreements may generally be terminated without penalty within five days of signing, with limited termination rights thereafter. The average early termination rate of memberships sold since 2010 is less than 8%. As of December 31, 2022, the Unlimited Vacation Club program had over 131,000 members, and during 2022, represented approximately 11% of total room nights at ALG resort properties.

Competition

There is intense competition in all areas of the hospitality industry. Competition exists for hotel, resort, and condominium guests; vacation membership customers; management and franchise agreements; sales of vacation and branded residential properties; and online travel customers, including leisure and business travelers as well as travel agencies and tour operators. Our principal competitors are other operators of full service, select service, extended stay, all-inclusive, and wellness properties, including other major hospitality chains with well-established and recognized brands, as well as cruise line operators. We also compete against small chains and independent and local owners and operators. Increasingly, we face competition from new channels of distribution in the travel industry. Additional sources of competition include large companies that offer online travel services as part of their business models, such as Alibaba, search engines such as Google, and peer-to-peer inventory sources that allow travelers to book stays on websites that facilitate the short-term rental of homes and apartments from owners, thereby providing an alternative to hotel rooms, such as Airbnb and Vrbo.

We compete for guests based primarily on brand name recognition and reputation, location, customer satisfaction, room rates, quality of service, health and cleanliness standards, amenities, quality of accommodations, security, and the ability to earn and redeem loyalty program points.

We compete for management agreements primarily based on the value and quality of our management services; our brand name recognition and reputation; the level of our management fees; the cost of payroll at managed properties where we are the employer; cost associated with system-wide services, including without limitation, sales, reservations, digital and technology, digital media, and marketing services (collectively, "system-wide services"); and the economic advantages to the property owner of retaining our management services and using our brand name. We compete for franchise agreements primarily based on brand name recognition and reputation; the room rate that can be realized; total revenues we can deliver to the properties; and the cost associated with our system-wide services. Other competitive factors for management and franchise agreements include relationships with property owners and investors, including institutional owners of multiple properties; marketing support; reservation and e-commerce system capacity and efficiency; and the ability to provide capital that may be necessary to obtain management and franchise agreements.

The number of branded lodging operators with a global reach and depth of products and offerings similar to us is limited. We believe our strong customer base, prominent brand recognition, strategic property locations, and global development team enable us to compete effectively. For additional information, see Part I, Item 1A, "Risk Factors—Risks Related to Our Business —Because we operate in a highly competitive industry, our revenues, profits, or market share could be harmed if we are unable to compete effectively, and new distribution channels, alternatives to traditional hotels, and industry consolidation among our competitors may negatively impact our business."

Seasonality

The hospitality industry is typically seasonal in nature. The periods during which our properties experience higher revenues vary from property to property, depending principally on location, the customer base served, and potential impacts due to the timing of certain holidays. While the COVID-19 pandemic disrupted historical seasonality patterns of our business, we experienced more normalized seasonality patterns beginning in the third and fourth quarter of 2022.

Cyclicality

The hospitality industry is cyclical and generally follows, on a lagged basis, the overall economy. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels, and in rates realized by owners of hotels through economic cycles. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given categories of hotels. In the most recent cycle, the impact of the COVID-19 pandemic drove immediate decreases in demand. Changes in industry demand related to economic conditions, other factors such as those experienced with the COVID-19 pandemic, or in the supply of hotel rooms, or any combination thereof, can result in significant volatility in results for owners, managers, and franchisors of hotel properties. The costs of running a hotel tend to be more fixed than variable. Because of this, in an environment of declining revenues, the rate of decline in earnings will be higher than the rate of decline in revenues. Conversely, in an environment of increasing demand and room rates, the rate of increase in earnings is typically higher than the rate of increase in revenues.

Intellectual Property

In the highly competitive hospitality industry in which we operate, trademarks, service marks, trade names, and logos are very important in the sales and marketing of our hotels, residential, vacation, condominium units and services, our distribution and destination management services business, and our paid vacation membership club. We have a significant number of trademarks, service marks, trade names, logos, and pending registrations, and significant resources are expended each year on surveillance, registration, and protection of our trademarks, service marks, trade names, and logos, which we believe have become synonymous in the hospitality industry with a reputation for excellence in service and care. For additional information, see Part I, Item 1A, "Risk Factors—Risks Related to Our Business—Any failure to protect our trademarks and intellectual property could reduce the value of our brand names and harm our business."

Government Regulation

We are subject to numerous foreign, federal, state, and local government laws and regulations, including those relating to employment practices, laws and regulations that govern the offer and sale of franchises, health and safety, competition, anti-bribery, and anti-corruption; the preparation and sale of food and beverages; building and zoning requirements; cybersecurity; data privacy; and general business license and permit requirements, in various jurisdictions. In addition, as a result of the COVID-19 pandemic, governmental agencies in various jurisdictions have issued evolving health and safety-related regulations and orders that affect our operations. We manage and own hotels with casino gaming operations as part of or adjacent to such hotels, but third parties manage and operate the casino operations with the exception of one hotel in Aruba where we are subject to the licensing and regulatory control of the agency responsible for such license and operations in Aruba because we maintain the casino gaming license and manage the casino. Compliance with these various laws and regulations can affect the revenues and profits of our portfolio of properties and could adversely affect our operations or our reputation. We believe our businesses are conducted in substantial compliance with applicable laws and regulations.

Human Capital Resources and Corporate Responsibility Commitment

Our purpose – to care for people so they can be their best – is at the heart of how we care for our guests, customers, and colleagues. We recognize that Hyatt's success is dependent on the commitment to genuine service and care that our colleagues deliver to our guests and customers and that our colleagues and culture are at the core of our purpose. Therefore, one of our strategic priorities is to cultivate the best people and foster a diverse, equitable, and inclusive culture that supports wellbeing, enables colleagues to reach their fullest potential, emphasizes career opportunity and development, and creates an environment for growth for all colleagues.

Employees

At December 31, 2022, there were approximately 189,000 colleagues working at our corporate and regional offices and our managed, franchised, owned, and leased properties, and we directly employ approximately 50,000 of these colleagues. The remaining colleagues are employed by third-party owners and franchisees of our properties. Approximately 18% of our employees (approximately 21% of our U.S.-based employees) were either represented by a labor union or had terms of employment that were determined under a labor agreement. We believe relations with our employees and colleagues are good.

World of Care

Over the past 65 years, care has been at the heart of everything that we do at Hyatt. In 2021, we launched *World of Care*, our global platform for communicating Hyatt's commitment to care for the planet, people, and responsible business.

Our focus areas and goals are defined by understanding what is important to our colleagues, guests, customers, owners, stockholders, and the communities in which our hotels operate. Our ongoing engagement with these stakeholders and our broader supply chain enables us to continue to evolve our strategy to address emerging needs. We also understand the importance of our focus areas supporting key United Nations Sustainable Development Goals, helping us to further align with broader, long-term positive impact.

- *Caring for the Planet*: We are committed to advancing environmental action so that destinations around the world are vibrant now and for our future generations. Through our 2030 environmental goals, we seek to drive change in our communities with a focus on climate change and water conservation, waste and circularity, responsible sourcing, and thriving destinations.

- *Caring for People*: We believe in the power of kindness and empathy to drive equality, fairness, and wellbeing for our colleagues, guests, customers, owners, and communities. Our efforts are focused on diversity, equity, and inclusion ('DE&I"), supplier and business partner diversity, community engagement and volunteerism, wellbeing, and human rights.

- **Caring for Responsible Business:** We embrace our responsibility to create fair, ethical, and transparent business practices, both within and beyond our company and Hyatt properties. Our approach to responsible business spans policies and procedures around ethics, risk management, data privacy and security, and corporate governance globally.

Diversity, Equity, and Inclusion

We have a long history of focusing on diversity, equity, and inclusion, and we are committed to holding ourselves accountable for continued change holistically across Hyatt's business. In 2021, we published our first DE&I report and in July 2022, published our second annual DE&I report, which summarizes current workforce data and describes our *Change Starts Here* commitments that were introduced in 2020. Our *Change Starts Here* goals are designed to accelerate our diversity, equity, and inclusion efforts by 2025 through: (i) doubling representation for women and people of color groups in key leadership roles, including doubling the representation of Black leaders; (ii) hiring 45% of participants in RiseHY – a global program providing career pathways for young people aged 16-24 who are disconnected from the economy either by not working or not going to school and who are frequently members of Black and African-American communities – in the United States by 2025; (iii) providing 1,000 hours of pro bono or volunteer support in Black communities in Chicago; and (iv) achieving 10% of Black spend as a percentage of all minority- and women-owned supplier spend in the United States. In addition, the Hyatt Hotels Foundation plans on making financial contributions totaling $1 million in support of strengthening Black communities in the United States by 2025 through the *Change Starts Here* grant program. As reported in our July 2022 DE&I report, in 2021, we saw an increase of women in leadership positions when compared to 2020 and an increase in representation of people of color across our U.S. workforce. Additionally, we made progress toward our goal of hiring 45% of RiseHY participants and surpassed our 2025 goal of 1,000 pro bono or volunteer hours in Black communities.

We also maintain a Global Diversity, Equity & Inclusion Council, chaired by our CEO, to shape and drive our diversity and inclusion strategy, and we sponsor eight colleague-led Diversity Business Resource Groups with chapters around the globe to provide career development programs and support workforce diversity. Hyatt colleagues are eager to learn, participate, and impact this space. To address this interest, Hyatt provides a Leading Inclusively training for all people managers at both the corporate and hotel-level. This training provides an opportunity for colleagues to reflect on potential biases and assumptions that may create barriers to practicing inclusion, seeking out and engaging in diverse perspectives, and collaborating to solve problems.

Colleague Wellbeing

To support our colleagues' physical, mental, and emotional wellbeing, we prioritize offerings and opportunities for them to practice self-care, including providing complimentary access to the Headspace meditation and mindfulness mobile application, as one example. Our internal teams who are focused on colleague wellbeing evaluate and shape how we can continue to energize and engage colleagues through feedback collected from colleagues around the world. As an extension of our purpose of care and as part of our ongoing commitment to colleague wellbeing, we also utilize a mental wellbeing assessment tool — *Hyatt Well-Check* — to support our colleagues. The confidential and anonymous assessment tool can help colleagues better understand the state of their own mental wellbeing and point them toward resources that can help address their needs.

Environmental Matters

In connection with our ownership, management, and development of properties, we are subject to various foreign, federal, state, and local laws, ordinances, and regulations relating to environmental protection. Under some of these laws, a current or former owner or operator of real property may be held liable for the costs of investigating or remediating hazardous or toxic substances or wastes on, under, or in such real property, as well as third-party sites where the owner or operator sent wastes for disposal. Such laws may impose liability without regard to whether the owner or operator knew, or was at fault in connection with, the presence or release of such hazardous substances or wastes. Although we are not aware of any current material obligations for investigating or remediating hazardous substances or wastes at our owned properties, the future discovery of substances or wastes at any of our owned properties, or the failure to remediate such contaminated property properly, could adversely affect our ability to develop or sell such real estate, or to borrow using such real estate as collateral. In addition, the costs of investigating or remediating contamination at our properties or at properties where we sent substances or wastes for disposal, may be substantial.

We are also subject to various requirements, including those contained in environmental permits required for our operations, governing air emissions, effluent discharges, the use, management, and disposal of hazardous substances and wastes, and health and safety. From time to time, we may be required to manage, abate, or remove mold, lead, or asbestos-containing materials at our properties. We believe our properties and operations are in compliance, in all material respects, with all foreign, federal, state, and local environmental laws and ordinances. However, additional operating costs and capital expenditures could be incurred if additional or more stringent requirements are enacted in the future.

Insurance

Properties we manage, franchise, license, own, and lease outright or through hospitality ventures are insured under different insurance programs depending on whether the property participates in our insurance programs or in the insurance programs of the property owner, including hospitality ventures; franchisee; or licensee. We maintain insurance coverage for hotels owned and leased by the Company under our insurance programs for liability, property, workers compensation, and other risks with respect to our business. Our liability insurance provides coverage for most claims, including claims related to terrorism, operations, goods and services, and automobiles, but does not provide coverage for certain losses, including pandemics and/or epidemics, damage caused by microorganisms, asbestos, and war or warlike operations. Our property insurance provides coverage for all risks to our real properties including fire, windstorm, flood, earthquake, and terrorism. Property insurance also includes business interruption coverage, but does not provide coverage for certain losses, including pandemics and/or epidemics. Our workers compensation insurance provides coverage for employee injuries in the course and scope of employment. Hotels owned by hospitality ventures, hotels managed by the Company, and certain franchises are permitted to participate in our insurance programs by mutual agreement with our hospitality venture partners or third-party hotel owners and franchisees. The majority of hotels owned by hospitality ventures and managed hotels owned by third parties participate in our insurance programs. Our hospitality venture agreements and management agreements require hotels owned by hospitality ventures and managed hotels owned by third parties that do not participate in our insurance programs to be insured at coverage levels generally consistent with the coverage levels under our insurance programs, including liability, property, business interruption, workers compensation, and other insurance. Our franchise and license agreements require our franchisees and licensees to maintain liability, property, business interruption, workers compensation, and other insurance at our franchised or licensed properties. We are typically covered under insurance policies held by third-party property owners, franchisees, or licensees to the extent necessary and reasonable. We also maintain cyber-risk insurance for systems and data controlled by the Company. Cyber-risk insurance generally covers all Company-controlled systems and Company-controlled data in properties that the Company manages, franchises, licenses, owns, and leases, outright or through hospitality ventures.

We believe the Company's insurance policies, as well as those maintained by third-party owners and franchisees, including hospitality ventures, are adequate for foreseeable losses and on terms and conditions that are reasonable and customary with solvent insurance carriers. We also self-insure some of our risks generally through the use of deductibles and retentions. We believe these deductibles and retentions are reasonable and customary for our industry and our size. However, there are losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. We use a U.S.-based and licensed captive insurance company that is a wholly owned subsidiary of the Company to generally insure our deductibles and retentions, but we exclude most property insurance deductibles and retentions.

Stockholder Agreements

The following is a summary of the provisions of the Amended and Restated Global Hyatt Agreement, the Amended and Restated Foreign Global Hyatt Agreement, and the Global Hyatt Corporation 2007 Stockholders' Agreement (the "2007 Stockholders' Agreement"). The following descriptions of these agreements do not purport to be complete and are subject to, and qualified in their entirety by, the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, and 2007 Stockholders' Agreement, copies of which have been filed with the Securities and Exchange Commission ("SEC") and are incorporated by reference herein. For additional information regarding these agreements, please also refer to Part I, Item 1A, "Risk Factors—Risks Related to Share Ownership and Other Stockholder Matters."

Amended and Restated Global Hyatt Agreement

The trustees of the U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, that own, directly or indirectly, shares of our common stock, and the adult beneficiaries of such trusts, including Mr. Thomas J. Pritzker, our executive chairman, and Mr. Jason Pritzker, one of our directors, and any of their successors that own, directly or indirectly, shares of our common stock, have entered into the Amended and Restated Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of our common stock. At January 31, 2023, Pritzker family business interests own, directly or indirectly, 56,988,322 shares, or 53.6%, of our total outstanding common stock and control approximately 89.1% of our total voting power. Specifically, such parties have agreed that until the date upon which more than 75% of the Company's fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of Pritzker family members and spouses), all Pritzkers (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote all of their voting securities consistent with the recommendations of our board of directors with respect to all matters assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving us and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker). All Pritzkers have agreed to cast and submit by proxy to us their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of any annual or special meeting of stockholders.

In addition, such parties have agreed that until the date upon which more than 75% of the Company's fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzker family members and spouses (including U.S. and non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses or affiliates of any thereof) in a "beneficiary group" (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of our common stock, measured as of November 4, 2009, the date of effectiveness of the registration statement on Form S-1 (File No. 333-161068) relating to our initial public offering of our Class A common stock, in each 12-month period following the date of effectiveness of such registration statement (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of our independent directors (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12 month period, be increased to a higher percentage or waived entirely. Sales of our common stock, including Class A common stock and Class B common stock, between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation.

All shares of our common stock owned by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

The Amended and Restated Global Hyatt Agreement may be amended, modified, supplemented, or restated by the written agreement of the successors to Mr. Thomas J. Pritzker, Mr. Marshall E. Eisenberg, and Mr. Karl J. Breyer, solely in their capacity as co-trustees of the Pritzker family U.S. situs trusts, 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, Jennifer N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker, and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a "beneficiary group."

Disputes that relate to the subject matter of the Amended and Restated Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Amended and Restated Global Hyatt Agreement shall not apply with respect to the manner in which Hyatt's operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) of a board of directors having at least three independent directors (excluding for such purposes any Pritzker) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by our board of directors, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

Amended and Restated Foreign Global Hyatt Agreement

The trustees of the non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, that own, directly or indirectly, shares of our common stock, and the adult beneficiaries of such trusts, including Mr. Thomas J. Pritzker and Mr. Jason Pritzker, and any of their successors that own, directly or indirectly, shares of our common stock, have entered into the Amended and Restated Foreign Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of our common stock. At January 31, 2023, Pritzker family business interests own, directly or indirectly, 56,988,322 shares, or 53.6%, of our total outstanding common stock and control approximately 89.1% of our total voting power. Specifically, such parties have agreed that until the date upon which more than 75% of the Company's fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzkers (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote (or cause to be voted) all of the voting securities held directly or indirectly by them consistent with the recommendations of our board of directors with respect to all matters assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving us and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker). All Pritzkers have agreed to cast and submit by proxy to us their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of any annual or special meeting of stockholders.

In addition, such parties have agreed that until the date upon which more than 75% of the Company's fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzker family members and spouses (including U.S. and non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses and/or affiliates of any thereof) in a "beneficiary group" (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of our common stock, measured as of November 4, 2009, the date of effectiveness of the registration statement on Form S-1 (File No. 333-161068) relating to our initial public offering of our Class A common stock, in each 12-month period following the date of effectiveness of such registration statement (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of our independent directors (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12 month period, be increased to a higher percentage or waived entirely. Sales of our common stock, including Class A common stock and Class B common stock, between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation.

All shares of our common stock owned directly or indirectly by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

The Amended and Restated Foreign Global Hyatt Agreement may be amended, modified, supplemented, or restated by the written agreement of 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, Jennifer N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker, and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a "beneficiary group."

Disputes that relate to the subject matter of the Amended and Restated Foreign Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Amended and Restated Foreign Global Hyatt Agreement shall not apply with respect to the manner in which Hyatt's operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) of a board of directors having at least three independent directors (excluding for such purposes any Pritzker) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by our board of directors, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

2007 Stockholders' Agreement

In connection with the issuance and sale of 100,000 shares of our Series A Convertible Preferred Stock to GS Sunray Holdings, L.L.C. ("GSSH") and GS Sunray Holdings Parallel, L.L.C. ("GSSHP" and collectively with GSSH, the "Goldman Sachs Funds"), affiliates of Goldman, Sachs & Co., and the execution of a Subscription Agreement in August 2007, we entered into the 2007 Stockholders' Agreement with Madrone GHC, LLC and affiliates (collectively, "Madrone"), the Goldman Sachs Funds, and an additional investor that provides for certain rights and obligations of these stockholders, as described below.

In May 2009, the shares of our Series A Convertible Preferred Stock held by the Goldman Sachs Funds were converted into shares of common stock. Such shares of common stock, along with shares of common stock purchased by the Goldman Sachs Funds and Madrone in May 2009 pursuant to the Subscription Agreement and in the May 2009 private placement transaction, and any other shares of common stock held by the parties to the 2007 Stockholders' Agreement prior to our initial public offering, were reclassified into shares of our Class B common stock upon the filing of our Amended and Restated Certificate of Incorporation on November 4, 2009, the date of our initial public offering. The Goldman Sachs Funds and Madrone no longer hold any shares of common stock subject to the 2007 Stockholders' Agreement as a result of sales into the public market subject to applicable securities laws. At January 31, 2023, the additional investor party to the 2007 Stockholders' Agreement held 2,270,395 shares of Class B common stock.

Transfer Restrictions

No stockholder party to the 2007 Stockholders' Agreement may transfer (1) the legal or beneficial ownership of any common stock held by such stockholder unless such acquiring person's ownership of common stock is not reasonably likely to jeopardize any licensing from a governmental authority, as determined by our board of directors in its reasonable discretion, (2) any common stock to an aggregator (meaning a person who is required to file a Schedule 13D under the Exchange Act disclosing an interest other than for investment), (3) any common stock to a competitor of ours engaged in one or more of the hospitality, lodging, and/or gaming industries or (4) any common stock that would cause a stockholder to violate any provision of the agreement. Such restrictions are qualified by the "actual knowledge" of the transferring stockholder in the case of transfers pursuant to an underwritten public offering or a broad distribution sale.

All other transfer restrictions set forth in the 2007 Stockholders' Agreement expired in May 2015. However, all shares held by such stockholders remain subject to the rights of first refusal (except as described below with respect to shares held by Madrone) and "drag along" rights described below.

Right of First Refusal

In the event that the number of shares of common stock proposed to be transferred by a stockholder party to the 2007 Stockholders' Agreement and its affiliates together with any shares of common stock then proposed to be transferred by the other stockholders party to the 2007 Stockholders' Agreement and their affiliates exceeds 2% of the then outstanding shares of common stock, then prior to consummating the sale of common stock to a third-party purchaser, such stockholder or stockholders shall offer to transfer the common stock to us at the applicable market value (as defined in the 2007 Stockholders' Agreement). If we do not accept the offer within a specified period of time, such stockholder or stockholders may transfer the shares of common stock to the third-party purchaser as long as such transfer occurs within the time periods specified in the 2007 Stockholders' Agreement and on terms and conditions no more favorable in the aggregate than those offered to us. We waived all rights of first refusal with respect to shares held by the Goldman Sachs Funds and Madrone in connection with the sales into the public market by such entities.

"Drag-Along" Right

In connection with a "change of control" (as defined in the 2007 Stockholders' Agreement) transaction, we have the right to require each stockholder party to the 2007 Stockholders' Agreement to participate in such change of control transaction on the same terms, conditions, and price per share of common stock as those applicable to the other holders of our common stock. In addition, upon our request, the stockholders party to the 2007 Stockholders' Agreement have agreed to vote in favor of such change of control transaction or similar transaction, and we have the right to require each stockholder party to the 2007 Stockholders' Agreement to vote for, consent to, and raise no objection to any such transaction.

"Tag-Along" Right

Subject to the fiduciary duties of our board of directors, we have agreed that we will not agree to consummate a change of control transaction with respect to which the stockholders party to the 2007 Stockholders' Agreement are not given the right to participate on the same terms, conditions, and price per share of common stock as those applicable to the other holders of our common stock.

Preemptive Rights

Each stockholder party to the 2007 Stockholders' Agreement has the right to purchase such stockholder's pro rata share of any new shares of common stock, or any other equity securities, that we may propose to sell and issue on comparable terms by making an election within the time periods specified in the 2007 Stockholders' Agreement, subject to certain excluded securities issuances described in the 2007 Stockholders' Agreement, including shares issued pursuant to equity compensation plans adopted by our board of directors and the issuance of shares of our common stock in a public offering. If not all stockholders elect to purchase their full preemptive allocation of new securities, then we will notify the fully-participating stockholders and offer them the right to purchase the unsubscribed new securities.

Voting Agreement

Until the date that Mr. Thomas J. Pritzker is no longer our chairman, each stockholder party to the 2007 Stockholders' Agreement has agreed to vote all of their shares of common stock consistent with the recommendations of a majority of our board of directors with respect to all matters. At January 31, 2023, the stockholders party to the 2007 Stockholders' Agreement own in the aggregate 2,270,395 shares of Class B common stock or approximately 3.9% of our Class B common stock, approximately 2.1% of the total outstanding shares of our common stock and approximately 3.6% of the total voting power of our outstanding common stock.

Standstill

Under the 2007 Stockholders' Agreement, each stockholder party to the 2007 Stockholders' Agreement agreed that, subject to certain limited exceptions, so long as such stockholder owns shares of common stock, neither such stockholder nor any of its related persons will in any manner, directly or indirectly:

- effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate, or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (a) any acquisition of any of our or our subsidiaries' securities (or beneficial ownership thereof) (except through the proper exercise of preemptive rights granted under the 2007 Stockholders' Agreement), or rights or options to acquire any of our or our subsidiaries' securities (or beneficial ownership thereof), or any of our or our subsidiaries' or affiliates' assets, indebtedness, or businesses, (b) any tender or exchange offer, merger, or other business combination involving us or any of our subsidiaries or affiliates or any assets constituting a significant portion of our consolidated assets, (c) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to us or any of our subsidiaries or affiliates, or (d) any "solicitation" of "proxies" (as such terms are used in the proxy rules under the Exchange Act) or written consents with respect to any of our or our affiliates' voting securities. For this purpose, the term "affiliates" means our affiliates primarily engaged in the hospitality, lodging, and/or gaming industries;

- form, join, or in any way participate in a "group" (within the meaning of Section 13(d) of the Exchange Act) with respect to us where such group seeks to acquire any of our equity securities;

- otherwise act, alone or in concert with others, to seek representation on or to control or influence our or our subsidiaries' management, board of directors, or policies;

- take any action which would or would reasonably be expected to force us to make a public announcement regarding any of the types of matters set forth in the first bullet point above;

- own more than 12% of the issued and outstanding common stock, unless such ownership arises as a result of any action not taken by or on behalf of such stockholder or a related person of such stockholder; or

- request that we or any of our representatives, directly or indirectly, amend or waive any of the foregoing provisions.

Each stockholder party to the 2007 Stockholders' Agreement has also agreed that, if at any time during the period such stockholder is subject to the foregoing provisions, such stockholder is approached by any third party concerning its participation in any transaction or proposed transaction involving the acquisition of all or any portion of the assets, indebtedness, or securities of, or any business of, ours or any of our subsidiaries, such stockholder will promptly inform us of the nature of such transaction and the parties involved.

Termination

The 2007 Stockholders' Agreement terminates (1) with respect to any individual stockholder, on the first date when such stockholder no longer holds any shares of common stock and (2) in its entirety, upon the first to occur of all of our equity securities being owned by a single person or the agreement in writing by us and each stockholder party to the 2007 Stockholders' Agreement.

Our Website and Availability of SEC Reports and Other Information

The Company maintains a website at the following address: *www.hyatt.com*. The information on the Company's website is not incorporated by reference in, or otherwise to be regarded as part of, this annual report. In addition, we reference certain sources included on our website, including our DE&I reports, in this annual report, and none of these are incorporated by reference in, or are otherwise to be regarded as part of, this annual report.

We make available on or through our website certain reports and amendments to those reports we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Investors and others should note that we routinely announce material information to investors and the marketplace using SEC filings, press releases, public conference calls, webcasts, and the Hyatt Investor Relations website. We use these channels as well as social media channels (e.g., the Hyatt Facebook account (facebook.com/hyatt); the Hyatt Instagram account (instagram.com/hyatt); the Hyatt Twitter account (twitter.com/hyatt); the Hyatt LinkedIn account (linkedin.com/company/hyatt); and the Hyatt YouTube account (youtube.com/user/hyatt)) as a means of disclosing information about our business to our guests, customers, colleagues, investors, and the public. While not all of the information that we post to the Hyatt Investor Relations website or on our social media channels is of a material nature, some information could be deemed to be material. Accordingly, we encourage investors, the media, and others interested in Hyatt to review the information that we share at the Hyatt Investor Relations website and on our social media channels. The information on the Hyatt Investor Relations website and the Company's social media channels is not incorporated by reference in, or otherwise to be regarded as part of, this annual report.

Item 1A. *Risk Factors.*

In addition to the other information set forth in this annual report, you should consider carefully the risks and uncertainties described below, which could materially adversely affect our business, financial condition, results of operations, and cash flows.

Risk Factors Summary

The following is a summary of the principal risks and uncertainties described in more detail in this annual report:

- Global economic conditions and the cyclical nature of the hospitality industry could adversely affect demand for travel and lodging, and hospitality-related businesses, and, as a result, our revenues, profitability, and future growth.

- The COVID-19 pandemic has had a material adverse impact on the travel industry generally and, as a result, on our business and results of operations, and, while the recovery accelerated in 2022, the pace and consistency of the global recovery remains uncertain, and the impacts of the pandemic may persist or become more pronounced in the future.

- Risks relating to natural or man-made disasters, weather and climate-related events, contagious diseases, such as the COVID-19 pandemic, terrorist activity, and war could reduce the demand for lodging and hospitality-related businesses, which may adversely affect our financial condition and results of operations.

- We operate in a highly competitive industry and our revenues, profits, or market share could be harmed if we are unable to compete effectively.

- New distribution channels, alternatives to traditional hotels, significant increases in the volume of sales made through third-party internet travel intermediaries, and industry consolidation among our competitors could have an adverse impact on consumer loyalty to our brands and hospitality-related businesses and may negatively impact our business.

- If we are unable to establish and maintain key distribution arrangements for our properties and hospitality-related businesses, the demand for our rooms, hospitality-related services, and revenues could decrease.

- Because we derive a portion of our revenues from operations outside the United States, we are subject to various risks of doing business internationally.

- If we are unable to successfully operate the World of Hyatt loyalty program or further evolve the development and implementation of our digital platforms, loyalty for our brands, and our revenues, could be negatively impacted.

- The success of the Unlimited Vacation Club membership program is dependent on offering preferred rate hotel inventory, providing members unique engagement experiences and benefits, as well as access to on-site sale opportunities and other key sales locations, and could be negatively impacted by lack of resort inventory, member terminations, or a failure to collect membership fees.

- Adverse incidents at, or adverse publicity concerning, our businesses or our corporate responsibilities could harm our brands and reputation, as well as adversely affect our market share, business, financial condition, or results of operations.

- Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could reduce our profits.

- If we are unable to maintain good relationships with third-party property owners and franchisees and/or if our management or franchise agreements terminate, our revenues could decrease and our costs could increase.

- Our growth strategy depends on attracting third-party owners and franchisees to our platform, and future arrangements with these third parties may be less favorable to us, depending on the terms offered by our competitors.

- Some of our existing development pipeline may not be developed into new hotels or may not open on the anticipated timeline, which could affect our growth prospects.

- If we or our third-party owners or franchisees are not able to maintain our brand standards or develop, redevelop, or renovate properties successfully, our business, profitability, and ability to compete effectively could be harmed.

- We may be unable to sell selected owned properties at acceptable terms and conditions, if at all, or within targeted timeframes, and are exposed to risks resulting from significant investments in owned and leased real estate.

- We may seek to expand our business through acquisitions of and investments in other businesses and properties, or through alliances, and these activities may be unsuccessful or divert our management's attention, or the integration process of acquisitions may take longer or be more difficult than anticipated.

- If we or our third-party owners, franchisees, or development partners are unable to repay or refinance loans secured by the mortgaged properties, access the capital necessary to fund current operations, or implement our plans for growth, our revenues, profits, and capital resources could be reduced and our business could be harmed.

- If we become liable for losses related to loans we have provided or guaranteed to third parties or contractual arrangements with third-party owners and franchisees, our profits could be reduced.

- Cyber risk and the failure to maintain the integrity of customer, colleague, or Company data could adversely affect our business, harm our reputation, and/or subject us to costs, fines, penalties, investigations, enforcement actions, or lawsuits.

- Information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues and profits and harm the reputation of our brands and our business.

- We have a limited ability to manage third-party risks associated with our hospitality venture investments, which could reduce our revenues, increase our costs, lower our profits, and/or increase our liabilities.

- Our debt service obligations may adversely affect our cash flow and reduce our operational flexibility, and we are exposed to counterparty and credit risk and fluctuations in the market values of our investment portfolio.

- Our failure, or the failure by third-party owners, franchisees, or hospitality venture partners, to comply with applicable laws and regulations may increase our costs, reduce our profits, or limit our growth.

- Adverse judgments or settlements resulting from legal proceedings in which we may be involved could reduce our profits or limit our ability to operate our business.

- Changes in federal, state, local, or foreign tax law, interpretations of existing tax law, or agreements or disputes with tax authorities could affect our profitability and financial condition by increasing our tax costs.

- Any failure to protect our trademarks and intellectual property could reduce the value of our brand names and harm our business.

- There can be no assurance that we will declare or pay dividends in the future or that we will repurchase shares pursuant to our share repurchase program consistent with historical amounts or at all.

- Anti-takeover provisions in our organizational documents and Delaware law, as well as agreements with our major stockholders, may discourage or prevent a change of control transaction or any attempt by stockholders to replace or remove our board of directors or management.

- Pritzker family business interests have substantial control over us and have the ability to control the election of directors and other matters submitted to stockholders for approval.

Risks Related to the Hospitality Industry

We are subject to macroeconomic and other factors beyond our control, as well as the business, financial, operating, and other risks of the hospitality industry, all of which may adversely affect our financial results and growth.

Macroeconomic and other factors beyond our control as well as the business, financial, operating, and other risks of the hospitality industry can adversely affect demand for hospitality products and services. These factors include:

- changes and volatility in general economic conditions, including as a result of rising interest rates, and the impact on consumer discretionary spending, including the severity and duration of any economic downturn in the U.S., Americas, Europe, Asia Pacific, or global economy and financial markets;

- war, political conditions or uncertainty, civil unrest, protests, terrorist activities or threats, and heightened travel security measures instituted in response to these events;

- global outbreaks of pandemics, epidemics, endemics, or contagious diseases, such as the COVID-19 pandemic, or fear of such outbreaks;

- climate change and resource scarcity, such as water and energy scarcity;

- natural or man-made disasters, weather and climate-related events, such as earthquakes, tsunamis, tornadoes, hurricanes, droughts, floods, wildfires, oil spills, and nuclear incidents;

- changes in the desirability of particular locations or travel patterns of customers;

- decreased corporate budgets and spending and cancellations, deferrals, or renegotiations of group business;

- decreased demand for business-related travel for in-person meetings due to technological advancements in, and consumer acceptance and adaptation to, virtual meetings and conferences and/or changes in guest and consumer preferences;

- global supply chain constraints and interruptions, rising costs of construction-related labor and materials, and increased costs due to inflation or other factors that may not be fully offset by increases in revenues in our business;

- low consumer confidence, high levels of unemployment, and depressed housing prices;

- the financial condition of the airline, automotive, and other transportation-related industries and its impact on travel;

- decreased airline capacities and routes;

- increasing awareness around sustainability, corporate responsibility, the impact of air travel on climate change and the impact of over-tourism;

- travel-related accidents;

- oil prices and travel costs;

- statements, actions, or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

- domestic and international political and geo-political conditions, including changes in trade policy;

- changes in taxes and governmental regulations that influence or set wages, prices, interest rates, or construction and maintenance procedures and costs;

- the costs and administrative burdens associated with compliance with applicable laws and regulations;

- changes in operating costs, including, but not limited to, labor (including minimum wage increases), energy, food, workers' compensation, benefits, insurance, and unanticipated costs resulting from force majeure events;

- significant increases in cost for healthcare coverage for employees and potential government regulation with respect to health coverage;

- the lack of availability, or increase in the cost, of capital for us or our existing and potential property owners;

- the attractiveness of our properties and services to consumers and potential owners and competition from other hotels and alternative lodging marketplaces, including online accommodation search and/or reservation services, and hospitality-related businesses;

- cyclical over-building in the hotel, all-inclusive, and vacation ownership industries; and

- organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations and loss of group business for our hotels generally as a result of certain labor tactics.

These factors, and the reputational repercussions of these factors, can adversely affect, and from time to time have adversely affected, individual properties, particular regions, or our business as a whole. How we manage any one or more of these factors, or any crisis, could limit or reduce demand for the services we provide or the rates our portfolio of properties are able to charge for rooms or services, which could adversely affect our financial results and growth. These factors can also increase our costs or affect our ability to develop new properties or maintain and operate our existing portfolio of properties.

The hospitality industry is cyclical and adverse global economic conditions or low levels of economic growth could adversely affect our revenues and profitability as well as cause a decline in or limitation of our future growth.

Consumer demand for our products and services is closely linked to global and regional economic conditions and is sensitive to business and personal discretionary spending levels. Changes in consumer demand and general business cycles can subject, and have subjected, our revenues to significant volatility. Adverse general economic conditions, health and safety concerns, risks or restrictions affecting or reducing travel patterns, lower consumer confidence, high unemployment, or adverse political conditions can result in a decline in consumer demand, which can lower the revenues and profitability of our owned and leased properties, decrease the amount of management and franchise fee revenues we are able to generate from our managed and franchised properties, reduce sales and revenues associated with Unlimited Vacation Club memberships, and decrease the demand for vacation packages sold through ALG Vacations. In addition, a portion of our expenses associated with managing, franchising, licensing, owning, or leasing hotels as well as residential, vacation, and condominium units are fixed. These costs include personnel costs, interest, rent, property taxes, insurance, and utilities, all of which may increase at a greater rate than our revenues and/or may not be able to be reduced at the same rate as declining revenues. Where cost-cutting efforts are insufficient to offset declines in revenues, we could experience a material decline in margins and reduced or negative cash flows. If we are unable to decrease costs significantly or rapidly when demand for our hotels and other properties decreases, the decline in our revenues could have a particularly adverse impact on our net cash flows and profits. Economic downturns generally affect the results derived from owned and leased properties more significantly than those derived from managed and franchised properties due to the proportion of fixed costs associated with operating an owned or leased property and the greater exposure owners have to the properties' performance. Our proportion of owned and leased properties, compared to the number of properties we manage or franchise for third-party owners and franchisees, is larger than that of many of our competitors and, as a result, an environment of depressed demand could have a greater adverse effect on our results of operations. As a result, changes in consumer demand and general business cycles can subject, and have subjected, our revenues, earnings, and results of operations to significant volatility.

Uncertainty regarding the future rate and pace of economic growth in different regions of the world makes it difficult to predict future profitability levels. Additionally, if economic weakness were to affect any particular regions of the world, it could have an adverse impact on our revenues and negatively affect our profitability.

In addition to general economic conditions, new hotel room supply is an important factor that can affect the hospitality industry's performance. Excessive growth in lodging supply could result in returns that are substantially below expectations or result in losses, which could materially and adversely affect our revenues, profitability, and future growth prospects.

The COVID-19 pandemic has had a material adverse impact on the travel industry generally and, as a result, on our business and results of operations, and, while the recovery accelerated in 2022, the pace and consistency of the global recovery remains uncertain, and the impacts of the pandemic may persist or become more pronounced in the future.

The COVID-19 pandemic has been a complex and evolving situation and has resulted in significant disruption and additional risks to our business; the lodging, hospitality, and travel industries; and the global economy. While our business is experiencing continued and accelerated recovery from the COVID-19 pandemic led by robust leisure demand and growing momentum in group and business transient travel, future demand may be varied and uneven as the pace and consistency of the global recovery continues to progress and remains uncertain. The extent, duration, and magnitude of the effects of the COVID-19 pandemic, and its eventual transition to a global endemic, will depend on various factors, all of which are uncertain and difficult to predict, including, but not limited to, the pace and consistency of the ongoing recovery; the impact on global and regional economies, travel demand and economic activity; levels of consumer confidence; the efficacy of vaccines and treatments as new COVID-19 variants emerge; the ability of our third-party owners, franchisees, or hospitality venture partners to successfully navigate the effects of the pandemic; and actions taken by governments, businesses, and individuals in response to the pandemic and any additional COVID-19 resurgences or variants. In addition, as the COVID-19 pandemic evolves, differing actions taken by governments around the world with respect to travel bans or restrictions or economic activity could result in varying impacts to the results of operations of our reportable segments. For instance, our ASPAC management and franchising segment has lagged in the overall global recovery as certain governments in the region imposed strict COVID-19 restrictions.

The COVID-19 pandemic has subjected our business, operations, and financial condition to a number of significant risks, including with respect to:

- reduced revenues and profitability of our managed and franchised properties, owned and leased properties, and hospitality-related businesses;

- the ability of our managed and franchised hotels, owned and leased hotels, and hospitality-related businesses to meet expenses, including to service, repay or refinance existing indebtedness or similar obligations such as loans or guaranty advances we have made to or for them;

- the potential for more expensive or restrictive debt financing alternatives or access to capital, which may be required to preserve financial flexibility, repay maturing indebtedness, or manage debt maturities;

- operational challenges, including with respect to enhanced health and safety measures, global care and cleanliness certifications, and our ability to maintain brand standards across our portfolio;

- actions taken, or that we may take in the future, to reduce costs for us or our third-party owners or franchisees that may cause us to experience operational challenges, and may negatively impact guest loyalty, owner preference, or our ability to attract and retain colleagues;

- adverse impacts on the pace and timing of our growth, including as a result of difficulty for certain third-party owners and franchisees to obtain commercially viable financing;

- persistent construction and opening delays as a result of business activity restrictions, supply chain interruptions, and rising costs of construction-related labor and materials, which could result in some portion of our current development pipelines not to be completed and developed into new hotels;

- the growth rate of our development pipeline, and the potential for properties in our existing system-wide inventory to exit, which would negatively impact our net rooms growth.

In addition, the COVID-19 pandemic, and the volatile regional and global economic conditions stemming from the COVID-19 pandemic, any additional resurgence, or COVID-19 variants could precipitate, aggravate, or impact the other risk factors included in this annual report, which in turn could further materially adversely affect our business, financial condition, liquidity, results of operations, and profitability, including in ways that are not currently known to us or that we do not currently consider to present significant risks.

Risks relating to natural or man-made disasters, weather and climate-related events, contagious diseases, such as the COVID-19 pandemic, terrorist activity, and war could reduce the demand for lodging, which may adversely affect our financial condition and results of operations.

Hurricanes, earthquakes, tsunamis, tornadoes, droughts, wildfires, and other man-made or natural disasters, as well as the spread or fear of the spread of contagious diseases in locations where we own, lease, manage, or franchise significant properties and areas of the world from which we draw a large number of guests, could cause a decline in the level of business and leisure travel in certain regions or as a whole and reduce the demand for lodging, which may adversely affect our financial and operating performance, as has been the case with the COVID-19 pandemic. See also "Risks Related to the Hospitality Industry — The COVID-19 pandemic has had a material adverse impact on the travel industry generally and, as a result, on our business and results of operations, and while the recovery accelerated in 2022, the pace and consistency of the global recovery remains uncertain, and the impacts of the pandemic may persist or become more pronounced in the future." Actual or threatened war, terrorist activity, political unrest, civil strife, and other geopolitical uncertainty could have a similar effect on our financial condition or our growth strategy. Any one or more of these events may reduce the overall demand for hotel rooms or limit the prices we can obtain for them, both of which could adversely affect our profits and financial results.

We are also subject to the risks associated with the physical effects of climate change, including changes in sea levels, water shortages, storms, flooding, droughts, wildfires, extreme temperature events, and other natural disasters. Such disasters may become more frequent or intense as a result of climate change. Climate change may also result in chronic physical effects, including rising sea levels and changes in temperature and precipitation patterns. As a result of the foregoing, we may experience increased costs or decreased availability of certain products important to our operations, including but not limited to insurance, water, and energy.

Risks Related to Our Business

Competition Risks

Because we operate in a highly competitive industry, our revenues, profits, or market share could be harmed if we are unable to compete effectively, and new distribution channels, alternatives to traditional hotels, and industry consolidation among our competitors may negatively impact our business.

The segments of the hospitality industry in which we operate are subject to intense competition. Our principal competitors are other operators of full service, select service, extended stay, and all-inclusive properties, including other major hospitality chains with well-established and recognized brands, as well as cruise line operators. Some of these major hospitality chains are larger than we are based on the number of properties or rooms they manage, franchise, own, or lease or based on the number of geographic locations in which they operate. Some of our competitors also have significantly more members participating in their loyalty programs or paid vacation programs which may enable them to attract more customers and more effectively retain such guests. Our competitors may also have greater financial and marketing resources than we do, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could adversely affect our ability to compete for guests effectively. In addition to these competitors, we also compete against smaller hotel chains and independent and local hotel owners and operators.

Increasingly, we also face competition from new channels of distribution in the travel industry. Additional sources of competition include large companies that offer online travel services as part of their business model, such as Alibaba, search engines such as Google, and peer-to-peer inventory sources that allow travelers to book stays on websites that facilitate the short-term rental of homes and apartments from their owners, thereby providing an alternative to hotel rooms, such as Airbnb and Vrbo.

The hospitality industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive and evolving industry. Consolidation by our competitors would give them increased scale and may enhance their capacity, abilities, and resources and lower their cost structure, causing us to be at a competitive disadvantage. If we lose market share or are not able to successfully attract third-party hotel owners to our brands as a result of this consolidation, our results of operations, cash flow, business, and overall financial condition could be materially adversely affected.

Significant increases in the volume of sales made through third-party internet travel intermediaries could have an adverse impact on consumer loyalty to our brand and could negatively affect our revenues and profits.

We expect to continue to derive most of our business from our direct channels of distribution, including our digital platforms. However, consumers worldwide routinely use internet travel intermediaries such as Expedia.com, Priceline.com, Booking.com, Travelocity.com, and Orbitz.com, as well as lesser-known online travel service providers, to book travel. These intermediaries initially focused on leisure travel, but now also provide offerings for corporate travel and group meetings. Some of these intermediaries are attempting to increase the importance of generic quality indicators (such as "four-star downtown hotel") at the expense of brand identification. These intermediaries hope that consumers will eventually develop brand loyalties to their reservation systems rather than to our brands. Some of these intermediaries have launched their own loyalty programs to further develop loyalties to their reservation systems. In addition, these intermediaries typically obtain higher commissions or other potentially significant contract concessions, increasing the overall cost of these third-party distribution channels. If the volume of sales made through internet travel intermediaries continues to increase, consumers may develop stronger loyalties to these intermediaries rather than to our brands, our distribution costs could increase significantly, and our business revenues and profits could be harmed.

If we are unable to establish and maintain key distribution arrangements for our properties or hospitality-related businesses, the demand for our rooms, hospitality-related services, and revenues could decrease.

Increasingly, the rooms at hotels and resorts that we manage, franchise, own, or lease are booked through third-party internet travel intermediaries and online travel service providers. We also engage third-party intermediaries, including travel agencies and meeting and event management companies, who collect fees by charging our hotels and resorts a commission on room revenues. A failure by our distributors to attract or retain their customer bases could lower demand for hotel rooms and, in turn, reduce our revenues. In addition, some of our distribution agreements are not exclusive, are short term, are terminable at will, or are subject to early termination provisions. The loss of distributors, increased distribution costs, or the renewal of distribution agreements on less favorable terms could adversely impact our business.

In addition, the success of ALG Vacations is dependent on distribution arrangements with various third parties such as hotel companies, travel agencies, and tour operators who provide the various components of vacation packages offered to customers, and certain cooperative marketing agreements with governments in various jurisdictions to market a particular destination for travel. In addition, our marketing and distribution agreements with airline vacation brands are generally terminable at will by either party with short notice periods. The loss of participation by third-party providers or the failure to maintain distribution arrangements or cooperative agreements on favorable terms could adversely impact these businesses.

We compete for guests, customers, management and franchise agreements, and residential, vacation, and condominium units based on a variety of factors.

We compete for guests at hotels and resorts and for customers of our services and paid vacation program, based primarily on brand name recognition and reputation, location, customer satisfaction, room rates, quality of service, amenities, quality of accommodations, security, our cancellation policy, the ability to earn and redeem loyalty program points, and access preferred rate hotel inventory.

We compete for management agreements based primarily on the value and quality of our management services, our brand name recognition and reputation, the level of our management fees, room rate expectations, the cost of our system-wide services, the terms of our management agreements, including compared to the terms our competitors offer, and the economic advantages to the property owner of retaining our management services and using our brand name. We compete for franchise agreements primarily based on brand name recognition and reputation, the room rate that can be realized, the cost of our system-wide services, and the royalty fees charged. Other competitive factors for management and franchise agreements are relationships with property owners and investors, availability and affordability of financing, marketing support, loyalty programs, reservation and e-commerce system capacity and efficiency, distribution channels, limitations on the expansion of one or more of our brands in certain geographic areas due to restrictions previously agreed to in order to secure management and franchise opportunities, and the ability to provide capital that may be necessary to obtain management and franchise agreements.

The residential, vacation, and condominium units which we manage, own, or to which we provide services or license our trademarks compete with other properties principally on the basis of location, quality of accommodations, price, financing terms, quality of service, terms of property use, opportunity to exchange for time at other vacation properties, as applicable, and brand name recognition and reputation. In addition, our residential and condominium units compete with peer-to-peer inventory sources that allow travelers to book stays on websites that facilitate the short-term rental of homes and apartments from owners, such as Airbnb, Vrbo, and Vacasa, and residential projects affiliated with branded hospitality companies. Our vacation ownership business also competes with national and independent vacation ownership club operators and owners reselling their interests in these properties, which could reduce demand or prices for new vacation ownership properties.

Operational Risks

The risks of doing business internationally, or in a particular country or region, could lower our revenues, increase our costs, reduce our profits, or disrupt our business.

Our operations outside the United States represented approximately 23% of our revenues for the year ended December 31, 2022. Our properties outside of the United States represent approximately 50% of the rooms in our system-wide inventory at December 31, 2022. Over the long term, we expect our international operations may account for an increasing portion of our total revenues and rooms.

As a result, we are subject to the risks of doing business outside the United States, including:

- the costs of complying with laws, regulations, and policies, including taxation policies, of foreign governments relating to investments and operations; the costs or desirability of complying with local practices and customs; and the impact of various anti-corruption and other laws affecting the activities of U.S. companies abroad;

- currency exchange rate fluctuations or currency restructurings;

- evolving local data residency requirements that require data to be stored only in and, in some cases, also to be accessed only from within a certain jurisdiction;

- U.S. taxation of income earned abroad;

- limitations on the redeployment of non-U.S. earnings;

- import and export licensing requirements and regulations, as well as unforeseen changes in regulatory requirements, including the imposition of tariffs or embargoes, export regulations, controls, and other trade restrictions;

- political and economic instability;

- health and safety protocols, including global care and cleanliness certifications, at our portfolio of properties;

- the complexity of managing an organization doing business in many jurisdictions;

- uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses; and

- rapid changes in government, economic, and political policies; political or civil unrest; acts of war or terrorism; or the threat of international boycotts or U.S. anti-boycott legislation.

While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, affect our operations, increase our costs, reduce our profits, or disrupt our business.

In addition, conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates, currency devaluations, or restructurings that could have a negative impact on our financial results. Our exposure to foreign currency exchange rate fluctuations or currency restructurings is expected to continue to grow if the relative contribution of our operations outside the United States increases.

We occasionally enter into foreign exchange hedging agreements with financial institutions to reduce certain of our exposures to fluctuations in currency exchange rates. However, these hedging agreements may not eliminate foreign currency risk entirely and involve costs and risks of their own, such as ongoing management time and expertise and external costs related to executing hedging agreements.

The World of Hyatt loyalty program and our digital platforms build loyalty for our brands and drive hotel revenue which could be negatively impacted if we are unable to successfully operate the World of Hyatt loyalty program or further evolve the development and implementation of our digital platforms.

The World of Hyatt loyalty program is a platform for engagement with our most loyal guests, providing increased benefits and recognition as they continue to engage with Hyatt. We believe World of Hyatt will continue to develop loyalty by fostering personal relationships and creating emotional connections that inspire brand preference. The success of our business depends in part on attracting new consumers, enhancing digital platforms that are preferred by guests, and driving continued participation in the loyalty program. If guests, third-party owners, or franchisees do not accept the loyalty platform or if we are unable to operate the loyalty program successfully, our business could be adversely impacted. Further, our digital platforms are focused on driving outstanding guest experiences that differentiate Hyatt and drive revenue through direct bookings, but may not deliver all or part of the expected benefits. If our digital platforms do not evolve in a way that is able to adapt to future technology or keep pace with changes in consumer preferences, our hotel performance could become increasingly challenged.

In addition, as part of the ALG Acquisition, we continue to identify ways in which the World of Hyatt loyalty program and the Unlimited Vacation Club membership program will continue to offer added value and unique benefits to loyalty members and Unlimited Vacation Club members. The expected benefits and added value from the two programs, however, may take longer to realize, or may require additional resources than originally expected, which could adversely affect our relationships with guests, customers, Unlimited Vacation Club members, and third-party owners or franchisees, as well as our business, financial condition, or results of operations.

The Unlimited Vacation Club is a paid membership program that is dependent on offering preferred rate hotel inventory, and access to key sales locations, including on-site sale opportunities and could be negatively impacted by lack of resort inventory, member terminations, or a failure to collect membership fees.

Unlimited Vacation Club memberships are sold onsite at ALG resorts and other select locations and the failure to maintain good relationships with third-party owners to continue selling Unlimited Vacation Club memberships onsite and negotiate other favorable sales locations could have a material adverse effect on the success and future growth of the Unlimited Vacation Club membership program. In addition, if future sales efforts are not successful, if third-party owners do not accept the Unlimited Vacation Club program, or if we are unable to operate the program successfully, our business could be adversely impacted.

Unlimited Vacation Club memberships are generally long-term in nature with membership fees being paid either upfront or collected over time, and are subject to certain termination rights. If new members are not enrolled, memberships are not renewed, memberships are canceled, or we are unable to timely collect membership fees, our business, financial condition, or results of operations could be negatively impacted.

Adverse incidents at, or adverse publicity concerning, our businesses or our corporate responsibilities could harm our brands and reputation, as well as adversely affect our market share, business, financial condition, or results of operations.

Our brands and our reputation are among our most important assets. Our reputational value is based, in part, on the external perceptions of Hyatt, the quality of our hotels and services, and our corporate and management integrity. We may experience harm to our reputation, loss of consumer confidence, or a negative impact to our results of operations as a result of an incident involving the potential safety or security of our guests, customers, or colleagues; adverse publicity regarding safety or security of travel destinations around the globe or at our competitors' properties, or in respect of our third-party vendors or owners and the industry; or any media coverage resulting therefrom.

Additionally, our reputation could be harmed if we fail, or are perceived to fail, to comply with various regulatory requirements or if we fail to act responsibly or are perceived as not acting responsibly in a number of areas such as health, safety and security; data security; diversity and inclusion; group events with controversial groups or speakers; sustainability; responsible tourism; environmental stewardship; supply chain management; climate change; human rights; philanthropy and support for local communities; and corporate governance. We manage a broad range of corporate responsibility matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Despite our efforts, consumer travel preferences may shift due to sustainability-related concerns or costs. In addition, stakeholder expectations regarding such matters are evolving, and we may experience engagement from stakeholders of differing views on these matters. Adverse incidents with respect to our corporate responsibility efforts could impact the value of our brands or our reputation, the cost of our operations, and relationships with investors and stakeholders, all of which could adversely affect our business and results of operations.

The continued expansion in the use and influence of social media has compounded the potential scope of negative publicity that could be generated, lead to litigation or governmental investigations, or damage our reputation. Adverse incidents have occurred in the past and may occur in the future. Negative incidents could lead to tangible adverse effects on our business, including lost sales, boycotts, reduced enrollment and/or participation in the loyalty program, or paid membership program, disruption of access to our digital platforms, loss of development opportunities, or reduced colleague retention and increased recruiting difficulties. Any decline in the reputation or perceived quality of our brands or corporate image could adversely affect our market share, business, financial condition, or results of operations.

Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could reduce our profits.

Our success depends in large part on the ability to attract, retain, train, manage, and engage our colleagues. Our properties are staffed 24 hours a day, seven days a week by thousands of colleagues around the world. If we and our third-party owners or franchisees are unable to attract, retain, train, and engage skilled colleagues, the ability to manage and staff properties adequately could be impaired, which could reduce customer satisfaction and limit our ability to grow and expand our business.

We have experienced challenges hiring for certain on-property and corporate positions due to various factors, such as competition for labor from other industries, and these circumstances could continue or worsen in the future to an extent and for durations that we are not able to predict. Labor shortages have resulted and could continue to result in higher wages and initial hiring costs, increasing our labor costs at our hotels, which could reduce our revenues and profits.

Management, Franchising, Ownership, Development, and Financing Risks

If we are unable to maintain good relationships with third-party property owners and franchisees and/or if we terminate agreements with defaulting third-party property owners and franchisees, our revenues could decrease and we may be unable to maintain or expand our presence.

We earn fees for managing and franchising hotels and other properties and expect franchise ownership to continue to increase over time. The viability of our management and franchising business depends on our ability to establish and maintain good relationships with third-party property owners and franchisees. Third-party developers, property owners, and franchisees are focused on maximizing the value of their investment and working with a management company or franchisor that can help them be successful. The effectiveness of our management, the value of our brands, and the rapport we maintain with our third-party property owners and franchisees impact renewals of existing agreements and are also important factors for existing or new third-party property owners or franchisees considering doing business with us. Our relationships with these third parties generate additional management and franchise agreement expansion opportunities that support our growth. As such, if we are unable to maintain good relationships with these third parties, our revenues could decrease or we may be unable to maintain or expand our presence. In addition, if third-party property owners or franchisees breach the terms of our agreements with them, we may elect to exercise our termination rights, which would eliminate our revenues from these properties and cause us to incur expenses related to terminating these relationships. These risks become more pronounced during economic downturns.

Contractual and other disagreements with third-party property owners or franchisees could make us liable to them or result in litigation costs or other expenses, which could lower our profits.

Our management and franchise agreements require us and third-party property owners or franchisees to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. Additionally, some courts have applied principles of agency law and related fiduciary standards to managers of third-party hotel properties like us, which means, among other things, that property owners may assert the right to terminate management agreements even where the agreements do not expressly provide for termination. In the event of any such termination, we may need to enforce our right to damages or negotiate damages that may not equal expected profitability over the term of the agreement.

We generally seek to resolve any disagreements with our third-party property owners or franchisees amicably. Formal dispute resolution occurs through arbitration, if provided under the applicable management or franchise agreement, or through litigation. We cannot predict the outcome of any such arbitration or litigation, the effect of any adverse judgment of a court or arbitrator against us, or the amount of any settlement we may enter into with any third party.

If our management or franchise agreements terminate prematurely or we elect to make cure payments due to failures to meet performance tests or upon the occurrence of other stated events, our revenues could decrease and our costs could increase.

Our management and franchise agreements may terminate prematurely in certain cases. Some of our management agreements provide early termination rights to owners of the hotels we manage upon the occurrence of a stated event, such as the sale of the hotel or our failure to meet a specified performance test, and some of our management agreements grant hotel owners the right to terminate the hotel management agreement and convert the hotel to a Hyatt franchise.

Generally, termination rights under performance tests are based on the property's individual performance, its performance when compared to a specified set of competitive hotels branded by other hotel operators, or both. Some agreements require a failure of one test, and other agreements require a failure of more than one test, before termination rights are triggered. These termination rights are usually triggered if we do not meet the performance tests over multiple years. Generally, we have the option to cure performance failures by making an agreed-upon cure payment. However, our cure rights may be limited, and the failure to meet the performance tests may result in the termination of our management agreement. In the past, we have (1) failed performance tests, received notices of termination, and elected to make cure payments, (2) failed performance tests and negotiated an alternative resolution, and (3) failed performance tests and elected not to make a cure payment. When any termination notice is received, we evaluate all relevant facts and circumstances at the time in deciding whether to cure. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements" for more information related to performance test payments. In addition, some of our management agreements give third-party property owners the right to terminate upon payment of a termination fee to us after a certain period of time, upon sale of the property, or another stated event. Our franchise agreements typically require franchisees to pay a fee to us before terminating. In addition, if an owner files for bankruptcy, our management and franchise agreements may be terminable under applicable law. If a management or franchise agreement terminates, we would lose the revenues we derive from that agreement and could incur costs related to ending our relationship with the third party and exiting the property.

Our growth strategy depends on attracting third-party owners and franchisees to our platform, and future arrangements with these third parties may be less favorable to us, depending on the terms offered by our competitors.

Our growth strategy includes entering into and maintaining various arrangements with property owners. The terms of our management agreements and franchise agreements are influenced by contract terms offered by our competitors, among other things. We cannot assure you that any of our current arrangements will continue or that we will be able to enter into future arrangements, renew agreements, or enter into new agreements in the future on terms that are as favorable to us as those that exist today.

Some of our existing development pipeline may not be developed into new hotels or may not open on the anticipated timeline, which could materially adversely affect our growth prospects.

At December 31, 2022, our executed contract base consisted of approximately 580 hotels, or approximately 117,000 rooms. The commitments of owners and developers with whom we have agreements are subject to numerous conditions, and the eventual development and construction of our pipeline not currently under construction is subject to numerous risks, including, in certain cases, obtaining governmental and regulatory approvals and adequate financing. As a result, we cannot assure you that our entire development pipeline will be completed and developed into new hotels or that those hotels will open when anticipated, which may impact our net rooms growth. We also cannot assure you that consumer demand will meet the new supply as hotels open. The current macroeconomic environment, rising interest rates, and the lingering effects of the COVID-19 pandemic have resulted in, and could continue to result in, difficulties for certain hotel owners and franchisees to obtain commercially viable financing, which may negatively impact our future development pipeline.

If we or our third-party owners or franchisees are not able to maintain our current brand standards or we are not able to develop new initiatives, including new brands, successfully, our business and profitability could be harmed.

We manage and franchise properties owned by third parties under the terms of management and franchise agreements and expect franchise ownership to continue to increase significantly over time. These agreements require third-party property owners or franchisees to comply with standards that are essential to maintaining our brand integrity and reputation. We depend on third-party property owners or franchisees to comply with these requirements by maintaining and improving properties through investments, including investments in furniture, fixtures, amenities, and personnel. If our third-party property owners or franchisees fail to make investments necessary to maintain or improve the properties we manage or franchise, our brand preference and reputation could suffer. Moreover, third-party owners or franchisees may be unwilling or unable to incur the cost of complying with brand standards for new and existing brands as such brands may evolve from time to time. This could result in poor hotel performance, cause us to absorb costs to ensure that brand standards come to market in a timely fashion, or result in us exerting resources to terminate agreements with such third-party owners or franchisees. Moreover, as we continue to increase our franchised hotel presence, our ability to maintain brand standards may become increasingly challenging.

In addition, we are continually evaluating and executing new initiatives, including new brands or marketing programs. We have invested capital and resources in owned and leased real estate, property development, brand development, and brand promotion. If such initiatives are not well received by our colleagues, guests, and owners, they may not have the intended effect. We may not be able to recover the costs incurred in developing and launching new brands or other initiatives or to realize their intended or projected benefits, which could lower our profits.

Certain of our contractual arrangements with third-party owners require us to guarantee payments to the owners if specified levels of operating profit are not achieved by their hotels.

The terms of certain guarantees to hotel owners may require us to fund shortfalls if the hotels do not attain specified levels of operating profit. This guaranteed funding to hotel owners may not be recoverable to us and could lower our profits and reduce our cash flows. For example, we acquired certain management agreements in the ALG Acquisition with performance guarantees expiring between 2023 and 2045. These performance guarantees are based on annual performance levels and we could be required to make payments, which could be material, pursuant to these guarantees. While neither the cumulative payments to date, nor expected payments, under this and other guarantees have been, or are expected to be, significant to our liquidity, future payments under these performance guarantees may adversely affect our financial performance and results of operations. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements" for more information related to our guarantees.

We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits, limit our ability to respond to market conditions, or restrict our growth strategy.

Our proportion of owned and leased properties, compared to the number of properties that we manage or franchise for third-party owners and franchisees, is larger than that of many of our competitors. Real estate ownership and leasing is subject to risks not applicable to managed or franchised properties which could adversely affect our results of operations, cash flow, business, and overall financial condition, including:

- governmental regulations relating to real estate ownership;

- real estate, insurance, zoning, tax, environmental, and eminent domain laws;

- the ongoing need for owner-funded capital improvements and expenditures to maintain or upgrade properties;

- risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels, and the availability of replacement financing;

- risks associated with the possibility that cost increases will outpace revenue increases and that in the event of an economic slowdown, the high proportion of fixed costs will make it difficult to reduce costs to the extent required to offset declining revenues;

- fluctuations in real estate values or potential impairments in the value of our assets; and

- the relative illiquidity of real estate compared to some other assets.

We plan to sell selected properties; however, we may be unable to sell selected owned properties at acceptable terms and conditions, if at all, or within targeted timeframes.

As part of our capital strategy, including our additional commitment announced in August 2021 to realize $2.0 billion of proceeds from the sale of owned assets by December 31, 2024, we plan, from time to time, to sell certain properties, subject to a management or franchise agreement, with the primary purpose of reinvesting the proceeds to support the growth of our business. As we actively market and look to sell selected properties, general economic conditions, rising interest rates, impacts of the COVID-19 pandemic, and/or property-specific issues may negatively affect the value of our properties, prevent us from selling the property on acceptable terms, or prevent us from selling properties within our previously announced timeframe. We cannot guarantee that we will be able to consummate any such sales on commercially reasonable terms or at all, or that we will realize any anticipated benefits from such sales. Real estate investments often cannot be sold quickly. Dispositions of real estate assets can be particularly difficult in a challenging economic environment as financing alternatives are often limited for potential buyers. As a result, economic conditions and rising interest rates may prevent potential purchasers from obtaining financing on acceptable terms, if at all, thereby delaying or preventing our ability to sell the properties selected for disposition. Our inability to sell assets, or to sell such assets at attractive prices, could have an adverse impact on our ability to realize proceeds for reinvestment, return capital to stockholders, repay our debt, and/or execute on our long-term strategy. In addition, even if we are successful in consummating sales of selected properties, such dispositions may result in losses.

We may seek to expand our business through acquisitions of and investments in other businesses and properties, or through alliances, and these activities may be unsuccessful or divert our management's attention.

We consider strategic and complementary acquisitions of and investments in other businesses, properties, brands, or other assets as part of our growth strategy. For instance, in 2021, we completed the ALG Acquisition, and in February 2023, we completed the acquisition of Dream Hotel Group's lifestyle hotel brand and management platform. We may also pursue opportunities in alliance with existing or prospective owners of managed or franchised properties. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do. Acquisitions of or investments in hospitality companies, businesses, properties, brands, or assets, as well as these alliances, are subject to risks that could affect our business, including risks related to:

- spending cash and incurring debt;

- assuming contingent liabilities;

- contributing properties or related assets to hospitality ventures that could result in recognition of losses;

- creating additional transactional and operating expenses; or

- issuing shares of stock that could dilute the interests of our existing stockholders.

We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will realize any anticipated benefits from such acquisitions, investments, or alliances. There may be high barriers to entry in many key markets and scarcity of available development and investment opportunities in desirable locations. Similarly, we cannot assure you that we will be able to obtain financing for acquisitions or investments on attractive terms or at all, or that the ability to obtain financing will not be restricted by the terms of our revolving credit facility, our outstanding notes or bonds, or other indebtedness we may incur.

The success of any such acquisitions or investments will also depend, in part, on our ability to integrate the acquisition or investment with our existing operations. Inability to integrate completed acquisitions in an efficient and timely manner could result in reputational harm or have an adverse impact on our results of operations. Integration efforts may also take longer than we anticipate and involve unexpected costs. If we are unable to successfully integrate an acquired business, we may not realize the benefits that were expected at the time of acquisition. We may experience difficulty with integrating acquired businesses, properties, or other assets, including difficulties relating to:

- coordinating sales, distribution, loyalty, membership, and marketing functions;

- the failure to integrate and or interface internal systems, programs, and internal controls;

- the application of different account policies, assumptions, or judgments with respect to operational or financial results;

- effectively and efficiently integrating information technology and other systems;

- issues not discovered as part of the transactional due diligence process and/or unanticipated liabilities or contingencies of acquired businesses, including with respect to commercial disputes or cyber incidents and information technology failures or other matters; and

- preserving the important licensing, distribution, marketing, owner, customer, labor, and other relationships of the acquired assets.

In addition, as a result of any acquisition activity, we may assume management and franchise agreements with terms that are not as favorable as other agreements within our portfolio and may result in loss of business over time. Any such acquisitions, investments, or alliances could also demand significant attention from our management team that would otherwise be available for our regular business operations, which could harm our business.

Timing, budgeting, and other risks could result in delays or cancellations of our efforts to develop, redevelop, or renovate the properties that we own or lease, or make these activities more expensive, which could reduce our profits or impair our ability to compete effectively.

We must maintain and renovate the properties that we own and lease in order to remain competitive, maintain the value and brand standards of our properties, and comply with applicable laws and regulations. We also selectively undertake ground-up construction of properties together with hospitality venture partners in an effort to expand our brand presence. These efforts are subject to a number of risks, including:

- construction delays or cost overruns, including labor and materials, that may increase project costs;

- obtaining zoning, occupancy, and other required permits or authorizations;

- changes in economic conditions that may result in weakened or lack of demand or negative project returns;

- governmental restrictions on the size or kind of development;

- multi-year urban redevelopment projects, including temporary hotel closures, that may significantly disrupt hotel profits;

- force majeure events, including earthquakes, tornadoes, hurricanes, floods, wildfires, tsunamis, or pandemics; and

- design defects that could increase costs.

Additionally, developing new properties typically involves lengthy development periods during which significant amounts of capital must be funded before the properties begin to operate and generate revenue. If the cost of funding new development exceeds budgeted amounts and/or the time period for development is longer than initially anticipated, our profits could be reduced. Further, due to the lengthy development cycle, intervening adverse economic conditions may alter or impede our development plans, thereby resulting in incremental costs to us or potential impairment charges. Moreover, during the early stages of operations, charges related to interest expense and depreciation may substantially detract from, or even outweigh, the profitability of certain new property investments.

Similarly, the cost of funding renovations and capital improvements may exceed budgeted amounts. Additionally, the timing of renovations and capital improvements can affect, and historically has affected, property performance, including occupancy and ADR, particularly if we need to close a significant number of rooms or other facilities, such as ballrooms, meeting spaces, or restaurants. Moreover, the investments that we make may fail to improve the performance of the properties in the manner that we expect.

Economic and other conditions may adversely impact the valuation of our assets resulting in impairment charges that could have a material adverse impact on our results from operations.

We hold significant amounts of goodwill, intangible assets, property and equipment, and investments. On a regular basis, we evaluate our assets for impairment based on various factors, including actual operating results, trends of projected revenues and profitability, and potential or actual terminations of underlying management and franchise agreements. During times of economic distress, declining demand and declining earnings often result in declining asset values. As a result, we have incurred impairment charges, and may incur charges in the future, which could be material and may adversely affect our earnings.

If our third-party property owners and franchisees, including our hospitality venture partners, are unable to repay or refinance loans secured by the mortgaged properties, our revenues, profits, and capital resources could be reduced and our business could be harmed.

Many of the properties owned by third parties, franchisees, or our hospitality ventures are pledged as collateral for mortgage loans entered into when such properties were purchased or refinanced. If our third-party property owners, franchisees, or our hospitality venture partners are unable to repay or refinance maturing indebtedness on favorable terms or at all, the lenders could declare a default, accelerate the related debt, and repossess the property. Any sales or repossessions could, in certain cases, result in the termination of our management or franchise agreements and eliminate anticipated income and cash flows, which could negatively affect our results of operations.

If we or our third-party owners, franchisees, or development partners are unable to access the capital necessary to fund current operations or implement our plans for growth, our profits could be reduced and our ability to compete effectively could be diminished.

The hospitality industry is a capital-intensive business requiring significant capital expenditures to develop, operate, maintain, and renovate properties. Access to the capital that we or our third-party owners, franchisees, or development partners need to finance the construction of new properties or to maintain and renovate existing properties is critical to the continued growth of our business and our revenues.

The availability of capital or the conditions under which we or our third-party owners, franchisees, or development partners can obtain capital can have a significant impact on the overall level, cost, and pace of future development and therefore, the ability to grow our revenues. The current economic downturn has caused credit markets to experience significant disruption severely reducing liquidity and credit availability, and the COVID-19 pandemic has resulted in, and could continue to result in, difficulties for certain third-party hotel owners and franchisees to obtain commercially viable financing. Such disruptions may diminish the ability and desire of existing and potential development partners to access capital necessary to develop properties. Our ability to access additional capital could also be limited by the terms of our revolving credit facility, our outstanding notes, bonds, or other indebtedness we may incur, which restricts or may restrict our ability to incur debt under certain circumstances. Additionally, if one or more of the financial institutions that support our revolving credit facility fail, we may not be able to find a replacement, which would reduce the availability of funds that we can borrow under the facility.

If we are forced to spend larger than anticipated amounts of cash from operating activities to operate, maintain, or renovate existing properties, then our ability to use cash for other purposes, including acquisition or development of other businesses, properties, brands, or other assets could be limited and our profits could be reduced. Similarly, if we cannot access the capital we need to fund our operations or implement our growth strategy, we may need to postpone or cancel planned renovations or developments, which could impair our ability to compete effectively and harm our business.

If we become liable for losses related to loans we have provided or guaranteed to third parties, our profits could be reduced.

At times, we make loans to our third-party hotel owners, franchisees or hospitality venture partners, and in other circumstances, we may provide senior secured financing or subordinated forms of financing to third-party owners or franchisees. We could suffer losses if third-party property owners or franchisees default on loans we provide. Additionally, we may provide financial guarantees to third-party lenders related to the timely repayment of all or a portion of the associated debt on certain properties. The guarantees may be for the full amount of the debt or may be limited to a portion of the debt. We typically obtain reimbursement agreements from our hospitality venture partners or other third parties with the intent to limit our exposure to our share of the debt. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 6 to our Consolidated Financial Statements" for more information related to our loans and other financing arrangements and "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements" for more information related to our guarantees.

We are exposed to counterparty and credit risk and fluctuations in the market values of our investment portfolio.

Cash balances not required to fund our daily operating activities are invested in interest-bearing investments with a greater focus placed on capital preservation than on investment return. The majority of our cash and cash equivalent balances are held on deposit with high quality financial institutions that hold long-term ratings of at least BBB or Baa from Standard & Poor's Financial Services, LLC, a subsidiary of McGraw Hill Financial, Inc. ("S&P") or Moody's Investors Service, Inc. ("Moody's"), respectively, and in AAA-rated money market funds. As such, we are exposed to counterparty risk on our cash and cash equivalent balances. We also have established investment accounts for purposes of investing portions of cash resources for the World of Hyatt loyalty program, certain benefit programs, and our captive insurance company. Although we have not recognized any significant losses to date on these investments, any significant declines in their market values could materially adversely affect our financial condition and results. Credit ratings and pricing of these investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk, or other factors. As a result, the value and liquidity of our investments could decline and result in impairments, which could materially adversely affect our financial condition and results.

Technology and Information Systems Risks

Cyber risk and the failure to maintain the availability or security of our systems or customer, colleague, or Company data could adversely affect our business, harm our reputation, and/or subject us to costs, fines, penalties, investigations, enforcement actions, or lawsuits.

We collect, use, and retain large volumes of customer data, including payment card numbers and other personal information for business, marketing, and other purposes, and our various information technology systems capture, process, summarize, and report such data. We also maintain personal information and other data about our colleagues. We store and process such customer, colleague, and Company data both at onsite facilities and at third-party owned facilities including, for example, in third-party hosted cloud environments. We also rely on the availability of information technology systems to operate our business, including communications; reservations; digital platforms, including the loyalty program and paid membership program; guest services; payments; and other general operations. The availability and protection of customer, member, colleague, and Company data, as well as the continuous operation of our systems, are critical to our business. Our customers and colleagues expect that we, as well as our third-party owners, franchisees, licensees, hospitality venture partners, and service providers, will adequately protect their personal information and that our services will be continuously available.

The regulations and contractual obligations applicable to security and privacy are increasingly demanding, both in the United States and in other jurisdictions where we operate, and cyber threat actors regularly target the hospitality industry. In addition, the scope and complexity of the cyber-threat landscape could affect our ability to adapt to and comply with changing regulatory obligations and expectations. Because of the scope and complexity of our information technology structure, our reliance on third party hardware, software, and services to support and protect our structure and data, and the constantly evolving cyber-threat landscape, our systems may be vulnerable to disruptions, failures, unauthorized access, cyber-terrorism, adverse action by state actors, human error, negligence, fraud, or other misuse. Moreover, our systems, colleagues, and customers may be targeted by social engineering attacks or account takeover tactics that may, among other things, aim to obtain funds or information fraudulently. These or similar occurrences, whether accidental or intentional, could result in an interruption in the operation of our systems or theft, unauthorized access, disclosure, destruction, encryption by ransomware, loss, and fraudulent or unlawful use of customer, colleague, or Company data, all of which could impact our business, result in operational inefficiencies or loss of business, create negative publicity, cause harm to our reputation, or subject us to remedial and other costs, fines, penalties, investigations, enforcement actions, or lawsuits. Additionally, we increasingly rely on third-party owners, franchisees, licensees, and hospitality venture partners who operate their own networks and systems and engage with their own service providers, and a security incident involving such networks or systems could lead to an interruption in, or other adverse effects on, our business, resulting in operational inefficiencies, potential exposure to fines or litigation, or loss of business, and negative publicity and reputational harm.

In addition, we may be subject to data risks and cyber security vulnerabilities as part of acquisition activities, including with respect to the ALG Acquisition. Our due diligence and post-acquisition assessments of an acquiree's cyber security controls and procedures and information technology systems may not be sufficient to detect current or prior security incidents that have not yet been detected or to identify security measures that are not sufficient to appropriately address security risks to data and business continuity. Any such security incidents may pose material cyber security risks, including risks of theft, unauthorized access, disclosure, loss, and fraudulent use of customer colleague, or Company data.

We have previously detected and disclosed prior incidents involving cyber threat actors who have attacked our systems, as well as those operated by third-parties. We expect ongoing attempts to gain access to our systems and those operated by our third-party owners, franchisees, licensees, hospitality venture partners, and vendors. We also may be victims of current or future software supply-chain incidents, even if those incidents are not directly targeted at Hyatt. We continue to use an evolving privacy and security risk management framework utilizing risk assessments to identify priorities for enhancements. While we implement security measures designed to safeguard our systems and data and have business continuity measures, and intend to continue implementing additional measures in the future, our implementation efforts may be incomplete or our measures may not be sufficient to maintain the confidentiality, security, or availability of the data we collect, store, and use to operate our business. We work to continuously evaluate our security posture throughout our business and make appropriate changes to our operating processes and improve our defenses. Although we carry cyber insurance that is designed to protect us against certain losses related to cyber risks, that insurance coverage may not be sufficient or available to cover all expenses or other losses (including fines) or all types of claims that may arise in connection with cyberattacks, security compromises, and other related incidents. Any future occurrences could result in costs and business impacts that may not be covered or may be in excess of any available insurance that we, or our third-party owners, franchisees, licensees, or hospitality venture partners, may have arranged. Furthermore, in the future such insurance may not be available on commercially reasonable terms, or at all. As a result, future incidents could have a material impact on our business and adversely affect our financial condition and results of operations.

Information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues and profits and harm the reputation of our brands and our business.

Our success depends on the efficient and uninterrupted operation of our information technology systems and technology services delivered to Hyatt by third-party or cloud providers. For example, we depend on our central reservation system, which allows bookings by hotels directly, via telephone through our global care centers, by travel agents, through our digital platforms, and through online reservations agencies. In addition, we depend on information technology to run our day-to-day operations, including, among others, hotel services and amenities such as guest check-in and check-out, housekeeping and room service, and systems for tracking and reporting our financial results and the financial results of our hotels.

Our information technology systems and technology services delivered to Hyatt by third-party or cloud providers are vulnerable to damage or interruption from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events. The occurrence of any of these natural or man-made disasters or unanticipated problems at any of our information technology facilities or any of our global care centers or at our third-party or cloud providers could cause interruptions or delays in our business, loss of data, or render us unable to process reservations.

In addition, if our information technology systems or technology services delivered to Hyatt by third-party or cloud providers are unable to provide the information communications capacity that we need or if these information technology systems suffer problems caused by installing system enhancements, we could experience similar failures or interruptions. If our information technology systems or technology services delivered to Hyatt by third-party or cloud providers fail and redundant systems or disaster recovery plans are not adequate to address such failures or if our property and business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brands and our business could be harmed.

If we fail to stay current with developments in technology necessary for our business, our operations could be harmed and our ability to compete effectively could be diminished.

Sophisticated information technology and other systems are instrumental for the hospitality industry, including systems used for our central reservations, revenue management, property management, and global loyalty program, as well as technology systems that we make available to our guests. These information technology and other systems include not only our own, but also any systems that we obtain through acquisition activity, and all such systems must be refined, updated, or replaced with more advanced systems on a regular basis. Developing and maintaining these systems may require significant capital. If we are unable to replace or introduce information technology and other systems as quickly as our competitors or within budgeted costs or schedules when these systems become outdated or require replacement or if we are unable to achieve the intended benefits of any new information technology or other systems, our operations could be harmed and our ability to compete effectively could be diminished.

<u>Hospitality Venture Risks</u>

We have a limited ability to manage third-party risks associated with our hospitality venture investments, which could reduce our revenues, increase our costs, lower our profits, and/or increase our liabilities.

We participate in numerous hospitality ventures with third parties. We may also buy and develop properties in hospitality ventures with the sellers of the properties, affiliates of the sellers, developers, or other third parties. Our hospitality venture partners may have shared or majority control over the operations of our hospitality ventures. As a result, our investments in hospitality ventures involve risks that are different from the risks involved in investing in real estate independently. These risks include the possibility that our hospitality ventures or our partners:

- go bankrupt or otherwise are unable to meet their capital contribution obligations, especially in times of adverse economic conditions;

- have economic or business interests or goals that are or become inconsistent with our business interests or goals;

- are in a position to take action contrary to our instructions, our requests, our policies, our objectives, or applicable laws;

- subject the property to liabilities exceeding those contemplated;

- take actions that reduce our return on investment; or

- take actions that harm our reputation or restrict our ability to run our business.

For these and other reasons, it could be more difficult for us to sell our interest in any hospitality venture or to pursue the venture's activities, which could reduce our ability to address any problems we may have with those properties or respond to market conditions in the future and could lead to impairments of such investments. As a result, our investments in hospitality ventures could lead to impasses with our partners or situations that could harm the hospitality venture, which could reduce our revenues, increase our costs, and lower our profits.

In addition, in conjunction with financing obtained for our hospitality ventures, we may provide completion guarantees, debt repayment guarantees, or standard indemnifications to lenders for loss, liability, or damage occurring as a result of our actions or actions of the other hospitality venture owners.

If our hospitality ventures fail to provide accurate and/or timely information that is required to be included in our financial statements, we may be unable to accurately report our financial results.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position, and cash flows of our hospitality ventures. Any deficiencies in our hospitality ventures' internal controls over financial reporting may affect our ability to report our financial results accurately or prevent fraud. Such deficiencies could also result in restatements of, or other adjustments to, our previously reported or announced financial results, which could diminish investor confidence and reduce the market price for our shares. Additionally, if our hospitality ventures are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or file our periodic reports in a timely manner.

Cash distributions from our hospitality ventures could be limited by factors outside our control that could reduce our return on investment and our ability to generate liquidity from these hospitality ventures.

Although our hospitality ventures may generate positive cash flow, in some cases, these hospitality ventures may be unable to distribute that cash to the hospitality venture partners. Additionally, in some cases, our hospitality venture partners control distributions and may choose to leave capital in the hospitality venture rather than distribute it. Because our ability to generate liquidity from our hospitality ventures depends on the hospitality ventures' ability to distribute capital to us, tax considerations or decisions of our hospitality venture partners could reduce our return on these investments. We include our pro rata share of unconsolidated owned and leased hospitality ventures' Adjusted EBITDA in our consolidated Adjusted EBITDA regardless of whether the cash flow of those ventures is, or can be, distributed to us.

<u>*Indebtedness Risks*</u>

Our indebtedness exposes us to a variety of financial and operational risks.

The terms of the indenture governing our Senior Notes, as defined in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Notes," and those of our revolving credit facility subject us to the following:

- a risk that cash flow from operations will be insufficient to meet required payments of principal and interest;

- restrictive covenants, including covenants related to maintaining certain financial ratios; and

- the risk that any additional increases in benchmark rates by the U.S. Federal Reserve and other international central banks, as occurred during 2022 and could continue in 2023, will result in higher interest rates applicable to our fluctuating rate indebtedness, including borrowings under our revolving credit facility, which in turn could reduce our cash flows available for other corporate purposes, including investments in our portfolio, limit our ability to refinance existing debt when it matures, or increase interest costs on any debt that is refinanced.

See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further information related to restrictions under our financial covenants, and Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 11 to our Consolidated Financial Statements" for a description of the terms of the indenture governing our Senior Notes.

Although we anticipate we will be able to repay or refinance our existing indebtedness when it matures, there can be no assurance we will be able to do so, or that the terms of such refinancing will be favorable. Similarly, although we do not expect changes in interest rates to have a material effect on income or cash flows in 2023, primarily due to our current limited reliance on borrowings tied to fluctuating rates, there can be no assurance that interest rates will not increase significantly from current levels.

A substantial decrease in operating cash flow or consolidated EBITDA as defined in our revolving credit facility, or a substantial increase in our expenses may make it difficult for us to meet our existing debt service requirements and restrictive covenants. As a result, we could be forced to sell assets and/or modify our operations. Our existing leverage may also impair our ability to obtain additional financing for acquisitions, working capital, capital expenditures, or other purposes, if necessary, or require us to accept terms otherwise unfavorable to us.

Rating agency downgrades may increase our cost of capital.

The interest rate on borrowings and the facility fee under our revolving credit facility are determined by a pricing grid, which is dependent in part on our credit ratings by S&P, Moody's, and Fitch. Lower ratings result in a higher cost of funds. Therefore, if these independent rating agencies were to downgrade our credit ratings or if we no longer have a credit rating from any agency, the cost of our borrowing and the amount of the facility fee under our revolving credit facility will increase as specified in the pricing grid. Additionally, any future downgrade of our credit ratings by the rating agencies could reduce or limit our access to capital and further increase our cost of capital.

Risks Related to Laws, Regulations, and Insurance

Our failure, or the failure by third-party owners, franchisees, or hospitality venture partners, to comply with applicable laws and regulations may increase our costs, reduce our profits, or limit our growth.

Our businesses, properties, and colleagues are subject to a variety of laws and regulations around the globe. Generally, these laws and regulations address our sales and marketing and advertising efforts, our handling of privacy issues and customer data, our anti-corruption efforts, our ability to obtain licenses for business operations such as sales of food and liquor, and matters relating to immigration, the environment, health and safety, health care, gaming, competition, and trade, among other things. Regulations related to our Unlimited Vacation Club business varies by jurisdictions and future regulations or changes to existing regulations may affect the business and the growth prospects of the Unlimited Vacation Club membership program.

Our collection and use of personal data are governed by privacy laws and regulations, and privacy law is an area that changes often and varies significantly by jurisdiction. Increasingly, there is potential for increased exposure to fines, penalties, and civil judgments as a result of new privacy regulations. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our properties and services to our guests.

Our franchising and licensing businesses and our international operations are also subject to laws and regulations affecting those businesses:

Franchising Business

Our franchising business is subject to various laws, as well as to regulations enacted by the Federal Trade Commission ("FTC"). The FTC also regulates the manner and substance of our disclosures to prospective franchisees. In addition, a number of U.S. states and foreign countries require franchisors to register the franchise offering with the applicable governmental body and/or to make extensive disclosures to potential franchisees in connection with offers and sales of franchises in those states and countries. Further, a number of U.S. states and countries have "franchise relationship laws" or "business opportunity laws" that, among other restrictions, limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of agreements. Failure to comply with those laws, where applicable, can limit a franchisor's ability to enter into new franchise agreements or enforce the terms of existing franchise agreements and may create liability for fines, penalties, and civil judgments.

Vacation Ownership

Our licensed vacation ownership properties are subject to extensive state regulation in both the state in which the property is located and the states in which the property is marketed and sold. Marketing for these properties is also subject to federal regulation of certain marketing practices, including federal telemarketing regulations.

International Operations

Our business operations in countries outside the United States are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act ("FCPA") as well as trade sanctions administered by the Office of Foreign Assets Control ("OFAC") and the Commerce Department. The FCPA is intended to prohibit bribery of foreign officials or parties and requires public companies in the United States to keep books and records that accurately and fairly reflect those companies' transactions. OFAC and the Commerce Department administer and enforce economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations, and individuals. Some of our business operations are also subject to the laws and regulations of non-U.S. jurisdictions, including the U.K. Bribery Act and anti-corruption legislation in the countries in which we conduct operations.

If we, our hospitality ventures, or our third-party owners fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our colleagues, or restrictions on our operation or ownership of hotels and other properties, including the termination of our management, franchise, and ownership rights. These restrictions could increase our costs of operations, reduce our profits, or cause us to forgo development opportunities that would otherwise support our growth.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are often involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition and results of operations. Additionally, we could become the subject of future claims by third parties, including current or former third-party property owners or franchisees, guests who use our properties, our employees, our investors, or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity if such third parties fail to fulfill their contractual obligations.

Changes in federal, state, local, or foreign tax law, interpretations of existing tax law, or agreements or disputes with tax authorities could affect our profitability and financial condition by increasing our tax costs.

Our global operations subject us to income taxes (e.g., corporate income, withholding and other taxes in lieu of corporate income tax) and non-income taxes (e.g., sales, use, value added, goods and services, payroll, property, and franchise taxes in numerous jurisdictions). Our future tax expenses and liabilities could be affected by changes in tax laws or the interpretation of the tax laws, as well as changes in our business operations. Our future tax expense could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes to our transfer pricing methodologies, changes in the valuation of our deferred tax assets and liabilities, including net operating losses, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state, local, and foreign governments make substantive changes to tax rules and the application thereof, such as the Base Erosion and Profit Shifting project ("BEPS") being undertaken by the Organization for Economic Cooperation and Development, including the proposed global minimum tax that may apply as early as 2024. Furthermore, the Inflation Reduction Act of 2022 was enacted in August 2022 and imposes a 15% minimum corporate income tax on certain corporations and a 1% U.S. federal excise tax on certain stock buybacks and similar corporate actions. Legislative and tax treaty changes and the interpretation thereof could result in materially higher corporate taxes than would be incurred under existing or prior tax law or interpretation and could adversely impact profitability. As tax authorities increase their efforts to increase revenue, changes in tax laws and the frequency of tax audits could increase our future tax liabilities.

We are subject to on-going and periodic audits by the Internal Revenue Service ("IRS") and various state, local, and foreign tax authorities and currently are engaged in disputes with certain of such tax authorities. We are a party to certain agreements with tax authorities that reduce or defer the amount of tax we pay. The ultimate results of these agreements, or the expiration of such agreements, or changes in circumstances or in the interpretation of such agreements, could increase our tax costs. We believe we have established adequate reserves for potential tax liabilities, but the final amount of taxes, interest and penalties, in connection with any tax audit, could exceed the amount of such reserves, which could reduce our profits and cash position.

Negotiations of collective bargaining agreements, attempts by labor organizations to organize additional groups of our colleagues, or changes in labor laws could disrupt our operations, increase our labor costs, or interfere with the ability of our management to focus on executing our business strategies.

Certain of our properties are subject to collective bargaining agreements, similar agreements, or regulations enforced by governmental authorities. If relationships with our colleagues, other field personnel, or the unions that represent them become adverse, the properties we manage, own, or lease could experience labor disruptions such as strikes, lockouts, and public demonstrations. Labor disruptions, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues or cause us to lose guests. Further, adverse publicity in the marketplace related to union messaging could further harm our reputation and reduce customer demand for our services. Labor regulation, including minimum wage legislation, could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs, and limitations on our ability or the ability of our third-party property owners and franchisees to take cost saving measures during economic downturns. Collective bargaining agreements may also limit our ability to make timely staffing or labor changes in response to declining revenues.

We and our third-party property owners and franchisees may also become subject to additional collective bargaining agreements in the future. Potential changes in the federal regulatory scheme could make it easier for unions to organize groups of our colleagues. If such changes take effect, more of our colleagues or other field personnel could be subject to increased organizational efforts, which could potentially lead to disruptions or require more of our management's time to address unionization issues. These or similar agreements, legislation, or changes in regulations could disrupt our operations, hinder our ability to cross-train and cross-promote our colleagues due to prescribed work rules and job classifications, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

Our franchisees and their hotel operators also currently may be or may become subject to collective bargaining agreements. Labor disruptions, labor regulation, and negotiation of labor agreements may be disruptive to a franchisee's operations which could impact our franchised fee income or harm our reputation. We do not participate in the negotiations of collective bargaining agreements covering unionized labor employed by third-party property owners and franchisees.

Any failure to protect our trademarks and intellectual property could reduce the value of our brand names and harm our business.

The reputation and perception of our brands are critical to our success in the hospitality industry. We regularly apply to register our trademarks in the United States and other countries. However, we cannot assure you that those trademark registrations will be granted or that the steps we take to protect our trademarks or intellectual property in the United States and other countries will be adequate to prevent others, including third parties or former colleagues, from copying or using our trademarks or intellectual property without authorization. Our intellectual property is also vulnerable to unauthorized use in some countries outside the United States, where we may not be adequately protected by local law. If our trademarks or intellectual property are copied or used without authorization, the value of our brands, their reputation, our competitive advantages, and our goodwill could be harmed.

Monitoring the unauthorized use of our intellectual property is difficult. We may need to resort to litigation to enforce our intellectual property rights. Litigation of this type could be costly, force us to divert our resources, lead to counterclaims or other claims against us, or otherwise harm our business.

Third-party claims that we infringe on their intellectual property rights could subject us to damages and other costs and expenses.

Third parties may make claims against us for infringing their intellectual property rights. Any such claims, even those without merit, could:

- be expensive and time consuming to defend;

- force us to stop providing products or services that use the intellectual property that is being challenged;

- force us to redesign or rebrand our products or services;

- divert our management's attention and resources;

- force us to enter into royalty or licensing agreements to obtain the right to use a third-party's intellectual property; or

- force us to pay significant damages.

In addition, we may be required to indemnify third-party owners and franchisees of the hotels we manage or franchise for any losses they incur as a result of any such third-party infringement claims. Any necessary royalty or licensing agreements may not be available to us on acceptable terms. Any costs, lost revenues, changes to our business, or management attention related to intellectual property claims against us, whether successful or not, could impact our business.

The extensive environmental requirements to which we are subject could increase our environmental costs and liabilities, reduce our profits, or limit our ability to run our business.

Our operations and properties are subject to extensive environmental laws and regulations of various federal, state, local, and foreign governments, including requirements addressing:

- health and safety;

- the use, management, storage, and disposal of hazardous substances and wastes;

- discharges of waste materials into the environment, such as refuse or sewage;

- water discharge and supply;

- air emissions;

- pollution; and

- climate change.

We could be subject to liability under some of these laws for the costs of investigating or remediating hazardous substances or wastes on, under, or in real property we currently or formerly manage, own, or develop, or third-party sites where we sent hazardous substances or wastes for disposal. We could be held liable under these laws regardless of whether we knew of, or were at fault in connection with, the presence or release of any such hazardous or toxic substances or wastes. Some of these laws make each covered person responsible for all of the costs involved, even if more than one person may have been responsible for the contamination. Furthermore, a person who arranges for hazardous substances or wastes to be transported, disposed of, or treated offsite, such as at disposal or treatment facilities, may be liable for the costs of removal or remediation if those substances are released into the environment by third parties at such disposal or treatment facilities. The presence or release of hazardous or toxic substances or wastes, or the failure to properly clean up such materials, could cause us to incur significant costs, or jeopardize our ability to develop, use, sell, or rent real property we own, lease, or operate or to borrow using such property as collateral.

Other laws and regulations require us to manage, abate, or remove materials containing hazardous substances such as mold, lead, or asbestos during demolitions, renovations, or remodeling at properties that we manage, own, lease, or develop or to obtain permits for certain of our equipment or operations. The costs of such management, abatement, removal, or permitting could be substantial. Further, we may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with one or more of our properties. Complying with these laws and regulations, or addressing violations arising under them, could increase our environmental costs and liabilities, reduce our profits, or limit our ability to run our business. The identification of new areas of contamination, a change in the extent or known scope of contamination, a change in cleanup requirements, or the adoption of new requirements governing our operations could have a material adverse effect on our results or operations, financial condition, and business.

In addition, existing environmental laws and regulations may be revised or reinterpreted or new more stringent laws and regulations related to global climate change, air quality, or other environmental, health, and safety concerns may be adopted or become applicable to us. For example, compliance with future corporate responsibility and other climate-related legislation and regulation, and our efforts to achieve science-based emissions reduction targets, could be difficult and costly. As a result, we may experience significant increased operating and compliance costs, and operating disruptions or limitations, which could adversely affect our results or operations, financial condition, and business.

If the insurance that we, our third-party owners, hospitality ventures, franchisees, or licensees carry does not sufficiently cover damage or other potential losses or liabilities involving properties that we own, lease, manage, or franchise, our profits could be reduced.

We, our third-party owners, hospitality ventures, franchisees, and licensees carry insurance from solvent insurance carriers that we believe is adequate for foreseeable losses and with terms and conditions that are reasonable and customary. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we, our third-party owners, hospitality ventures, franchisees, or licensees can obtain or restrict our ability, our third-party owners', our hospitality ventures', our franchisees', or our licensees' ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we, our third-party owners, hospitality ventures, franchisees, or licensees carry may not be sufficient to pay the full value of our financial obligations, our liabilities, or the replacement cost of any lost investment or property loss. In addition, there are other risks or losses that may fall outside of the general coverage limits of our policies, may be uninsurable, or for which the cost of insurance is too expensive to justify. In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital we have invested in a property as well as the anticipated future revenues, profits, management fees, franchise fees, or license fees from the property; we could remain obligated for performance guarantees in favor of third-party property owners and franchisees or for their debt or other financial obligations; we could suffer an uninsured or underinsured property loss; or we may not have sufficient insurance to cover awards or damages resulting from our liabilities. If the insurance that we, our third-party owners, hospitality ventures, franchisees, or licensees carry does not sufficiently cover damages or other losses or liabilities, our profits could be adversely affected.

The Iran Threat Reduction and Syria Human Rights Act of 2012 could result in investigations by the U.S. Government against our Company and could harm our reputation and brands.

The Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRSHR Act") expanded sanctions against Iran and Syria. In addition, the ITRSHR Act instituted disclosure requirements in annual and quarterly reports for public companies engaged in, or affiliated with an entity engaged in certain activities involving the Government of Iran, involving other entities and persons targeted under certain OFAC sanctions, or otherwise involving specified activities under the ITRSHR Act. A company subject to Section 219 of the ITRSHR Act must make detailed disclosures about certain activities knowingly conducted by it or any of its affiliates. We did not identify any 2022 activities required to be disclosed. In the event Hyatt were to engage in certain activities that are subject to disclosure pursuant to Section 219 of the ITRSHR Act and Section 13(r) of the Exchange Act, we would be required to separately file, concurrently with any ITRSHR Act disclosure, a notice to the SEC that such activities were disclosed in our quarterly or annual report filings, which notice must also contain the information required by Section 13(r) of the Exchange Act. The SEC is required to post this notice of disclosure on its website and send the report to the President and certain Congressional committees. The President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation, to determine whether sanctions should be imposed on the Company. Disclosure of such activities, even if they are not subject to sanctions under applicable law, and any sanction actually imposed on us or our affiliates as a result of these activities, could harm our reputation and brands and have a negative impact on our results of operations.

Risks Related to Share Ownership and Other Stockholder Matters

Our stock price has been and is likely to continue to be volatile, and holders of Class A common stock may not be able to resell shares at or above the price paid.

The stock market in general, and hospitality companies in particular, including us, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the underlying businesses. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, companies that own or lease a greater proportion of properties have at times experienced disproportionate volatility and price and volume fluctuations, and we expect this dynamic to continue. These broad market and industry factors may seriously harm the market price of our Class A common stock, regardless of our actual operating performance.

In addition to the risks described in this section, several factors that could cause the price of our Class A common stock in the public market to fluctuate significantly include, among others, the following:

- quarterly variations in our operating results compared to market expectations;

- annual variations in our operating results compared to our guidance;

- withdrawals or suspensions of our guidance;

- announcements of acquisitions of or investments in other businesses and properties or dispositions;

- announcements of new services or products or significant price reductions by us or our competitors;

- size of our public float;

- future conversions to and sales of our Class A common stock by current holders of Class B common stock in the public market, or the perception in the market that the holders of a large number of shares of Class B common stock intend to sell shares;

- stock price performance of our competitors;

- fluctuations in stock market prices and volumes in the United States and abroad;

- low investor confidence;

- default on our indebtedness or foreclosure of our properties;

- changes in senior management or key personnel;

- downgrades or changes in financial estimates by securities analysts or negative reports published by securities analysts about our business or the hospitality industry in general;

- negative earnings or other announcements by us or other hospitality companies;

- downgrades in our credit ratings or the credit ratings of our competitors;

- issuances or repurchases of equity or debt securities;

- a decision to pay or not to pay dividends;

- cyber incidents and information technology failures;

- terrorist activities or threats of such activities, civil or political unrest, or war; and

- global economic, legal, and regulatory factors unrelated to our performance.

Volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the price at which they purchased the stock. As a result, investors may suffer a loss on their investment.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, reduce our profits, divert our management's attention and resources, and harm our business.

There can be no assurance that we will declare or pay dividends in the future or that we will repurchase shares pursuant to our share repurchase program consistent with historical amounts or at all.

Our dividend policy or share repurchase program may change from time to time, and we may not declare dividends or repurchase shares in any particular amounts, in amounts consistent with historical practice, or at all. Our repurchase program does not obligate the Company to repurchase any specific dollar amount or to acquire any specific number of shares and the timing and amount of repurchases, if any, will depend on several factors, including market and business conditions, applicable debt covenants, the timing and amount of cash proceeds from asset dispositions, the timing and amount of any like-kind exchange transactions and other tax-planning matters, the trading price of our common stock, the nature of other investment opportunities, and other factors as our board of directors may deem relevant from time to time. Dividend payments or repurchase activity could have a negative effect on our stock price, increase volatility, or fail to enhance shareholder value. The actual declaration and payment of future dividends, the amount of any such dividends, and the establishment of record and payment dates, if any, are subject to determination by our board of directors after its review of our business strategy, applicable debt covenants, financial performance and position, and other factors as our board of directors may deem relevant from time to time. Our declaration and payment of future dividends is subject to risks and uncertainties, including: deterioration of our financial performance or position, inability to declare a dividend in compliance with applicable laws or debt covenants, an increase in our cash needs or decrease in available cash, and the business judgment of the board of directors that a declaration of a dividend is not in the best interest of our stockholders.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our stock price and trading volume.

Securities research analysts have established and publish their own quarterly projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts' projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, or the hospitality industry in general, our stock price could decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, our stock price or trading volume could decline.

Anti-takeover provisions in our organizational documents and Delaware law, as well as agreements with our major stockholders, may discourage or prevent a change of control, even if a sale of Hyatt would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current board of directors or management.

Our amended and restated certificate of incorporation and bylaws, as well as agreements with our major stockholders, contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay "change of control" transactions that certain stockholders may view as beneficial or could involve the payment of a premium over prevailing market prices for our Class A common stock. These provisions include, among others:

- Our amended and restated certificate of incorporation provides for a dual class ownership structure, in which our Class B common stock is entitled to ten votes per share and our Class A common stock is entitled to one vote per share. As a result of this structure, our major stockholders have significant influence or actual control over matters requiring stockholder approval.

- Voting agreements entered into with or among our major stockholders require these stockholders to vote their shares consistent with the recommendation of our board of directors, assuming in certain instances that a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving us and an affiliate, all of such minimum of three independent directors (excluding for such purposes any Pritzker) agree with the recommendation. While the voting agreements are in effect, they may provide our board of directors with effective control over matters requiring stockholder approval.

- Lock-up agreements entered into with stockholders party to our 2007 Stockholders' Agreement limit the ability of these stockholders to sell their shares to any person who would be required to file a Schedule 13D with the SEC disclosing an intent to acquire the shares other than for investment purposes and, in certain instances, to competitors of ours in the hospitality, lodging, or gaming industries.

- Stockholders party to our 2007 Stockholders' Agreement have agreed, subject to certain limited exceptions, to "standstill" provisions that prevent the stockholders from acquiring additional shares of our common stock, making or participating in acquisition proposals for us, or soliciting proxies in connection with meetings of our stockholders, unless the stockholders are invited to do so by our board of directors.

- Our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting.

- Our directors may be removed only for cause, which prevents stockholders from being able to remove directors without cause other than those directors who are being elected at an annual meeting.

- Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. As a result, holders of our Class B common stock will control the election of directors and the ability of holders of our Class A common stock to elect director candidates will be limited.

- Vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, may be filled only by a majority of remaining directors then in office.

- Actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent.

- Special meetings of our stockholders can be called only by the Chairman of the Board or by our corporate secretary at the direction of our board of directors.

- Advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company.

- Our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying, or preventing a change of control.

- An affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock entitled to vote is required to amend any provision of our certificate of incorporation or bylaws.

Pritzker family business interests have substantial control over us and have the ability to control the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.

Our Class B common stock is entitled to ten votes per share and our Class A common stock is entitled to one vote per share. At January 31, 2023, Pritzker family business interests beneficially own, in the aggregate, 56,647,354 shares, or approximately 96.2%, of our Class B common stock, and 340,968 shares, or approximately 0.7%, of Class A common stock, representing approximately 53.6% of the outstanding shares of our common stock and approximately 89.1% of the total voting power of our outstanding common stock. As a result, consistent with the voting agreements contained in the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement, Pritzker family business interests will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation, or sale of all or substantially all of our assets and any other significant transaction. While the voting agreements are in effect, they may provide our board of directors with the effective control over matters requiring stockholder approval. Because of our dual class ownership structure, Pritzker family business interests will continue to exert a significant degree of influence or actual control over matters requiring stockholder approval, even if they own less than 50% of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters, and the interests of Pritzker family business interests may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our stock price. See also "—Voting agreements entered into with or among our major stockholders, including Pritzker family business interests, will result in a substantial number of our shares being voted consistent with the recommendation of our board of directors, and may limit your ability to influence the election of directors and other matters submitted to stockholders for approval."

In addition, the difference in the voting rights between our Class A common stock and Class B common stock could diminish the value of the Class A common stock to the extent that investors or any potential future purchasers of our common stock ascribe value to the superior voting rights of the Class B common stock.

Disputes among Pritzker family members and among Pritzker family members and the trustees of the Pritzker family trusts may result in significant distractions to our management, disrupt our business, have a negative effect on the trading price of our Class A common stock, and/or generate negative publicity about Hyatt and the Pritzker family.

In the past, disputes have arisen between and among certain Pritzker family members, and between and among beneficiaries of the Pritzker family trusts and the trustees of such trusts, with respect to, among other things, the ownership, operation, governance, and management of certain Pritzker family business interests. In connection with certain of these disputes, claims were alleged, and in certain cases, proceedings were initiated, against certain Pritzker family members, including Thomas J. Pritzker, our executive chairman, and other Pritzker family members, some of whom have been or are our directors, and against the trustees, including Thomas J. Pritzker in his former capacity as a co-trustee of the Pritzker family U.S. situs trusts. Such past allegations related to, among others, trust management and administration and violations of certain trustee duties, including fiduciary duties. Some of these disputes led to significant negative publicity for the Pritzker family. These disputes were resolved with no admissions or finding of any misconduct.

Disputes among Pritzker family members, and between and among beneficiaries of the Pritzker family trusts and the trustees of such trusts, including with respect to Hyatt, may arise or continue in the future. If such disputes occur, they may result in significant distractions to our management, disrupt our business, have a negative effect on the trading price of our Class A common stock, and/or generate negative publicity about Hyatt and Pritzker family members, including Pritzker family members involved with Hyatt.

Voting agreements entered into with or among our major stockholders, including Pritzker family business interests, will result in a substantial number of our shares being voted consistent with the recommendation of our board of directors, and may limit your ability to influence the election of directors and other matters submitted to stockholders for approval.

Pritzker family business interests, which beneficially own at January 31, 2023, directly or indirectly, 56,988,322 shares, or 53.6%of our total outstanding common stock and control approximately 89.1% of our total voting power, have entered into a voting agreement with respect to all shares of common stock beneficially owned by Pritzker family business interests. During the term of the voting agreement, which expires on the date upon which more than 75% of the Company's fully diluted shares of common stock is owned by non-Pritzker family business interests, Pritzker family business interests have agreed to vote their shares of our common stock consistent with the recommendation of our board of directors with respect to all matters assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving us and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker). In addition, at January 31, 2023, the stockholders party to the 2007 Stockholder's Agreement beneficially own, in the aggregate, approximately 3.9% of our outstanding Class B common stock, representing approximately 3.6% of the total voting power of our outstanding common stock. Pursuant to the 2007 Stockholder's Agreement, the stockholders party thereto have entered into a voting agreement with us, with respect to the shares of common stock that they beneficially own, and have agreed to vote their shares of common stock consistent with the recommendation of our board of directors, without any separate requirement that our independent directors agree with the recommendation. These voting agreements expire on the date that Thomas J. Pritzker is no longer chairman of our board of directors. See Part I, Item 1, "Business—Stockholder Agreements."

While the voting agreements are in effect, they may provide our board of directors with effective control over matters requiring stockholder approval, including the election of directors, a merger, consolidation, or sale of all or substantially all of our assets and any other significant transaction. This is because the number of our shares that are required by the voting agreements to be voted consistent with the recommendation of our board of directors will be sufficient to determine the outcome of the election of directors and other matters submitted to stockholders for approval. This will limit your ability to influence the election of directors and other matters submitted to stockholders for approval, even if you do not believe those actions to be in our interests or your interests. For instance, the voting agreements may have the effect of delaying or preventing a transaction that would result in a change of control, if our board of directors does not recommend that our stockholders vote in favor of the transaction, even if you or some or all of our major stockholders believe that the transaction is in our interests or your interests. On the other hand, the voting agreements may result in our stockholders approving a transaction that would result in a change of control, if our board of directors recommends that our stockholders vote in favor of the transaction, even if you or some or all of our major stockholders believe that the transaction is not in our interests or your interests.

A significant number of shares of Class A common stock issuable upon conversion of Class B common stock could be sold into the market, which could depress our stock price even if our business is doing well.

Future sales in the public market of Class A common stock issuable upon conversion of Class B common stock, or the perception in the market that the holders of a large number of shares of Class B common stock intend to sell shares, could reduce the market price of our Class A common stock. At January 31, 2023, we had 47,334,299 shares of Class A common stock outstanding and 58,917,749 shares of Class B common stock outstanding.

At January 31, 2023, 47,330,403 shares of Class A common stock are freely tradable in the public market without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") unless these shares are held by any of our "affiliates," as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 3,896 outstanding shares of Class A common stock and 58,917,749 outstanding shares of Class B common stock are deemed "restricted securities," as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act ("Rule 701"). Of these restricted securities, 2,270,395 shares of Class B common stock are held by stockholders party to the 2007 Stockholders' Agreement and are otherwise eligible to be sold at any time, subject to the applicable rights of first refusal, "drag along" rights and other restrictions contained in the 2007 Stockholders' Agreement. See Part I, Item 1, "Business—Stockholder Agreements—2007 Stockholders' Agreement." Another 3,896 shares of Class A common stock that are deemed restricted securities are otherwise eligible to be sold at any time.

The rest of the restricted securities, consisting of 56,647,354 shares of Class B common stock, together with 340,968 shares of Class A common stock previously registered, are subject to contractual lock-up and certain other restrictions contained in the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement as described in Part I, Item 1, "Business—Stockholder Agreements." These contractual restrictions may be amended, waived, or terminated by the parties to those agreements in accordance with the terms of such agreements without our consent and without notice; the 25% limitation on sales of our common stock may, with respect to each 12 month period, be increased to a higher percentage or waived entirely by the unanimous affirmative vote of our independent directors (excluding for such purposes any Pritzker). All such shares of Class A common stock, including shares of Class A common stock issuable upon conversion of shares of Class B common stock, will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent the lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement or the Amended and Restated Foreign Global Hyatt Agreement, as applicable, are waived or terminated with respect to such shares.

Assuming the lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement are not amended, waived, or terminated and that there are no transfers of shares amongst Pritzker family stockholders, and further assuming the parties to these agreements sell the maximum amount permitted to be sold during the first time period that such shares are eligible to be sold as set forth below, and subject to any applicable restrictions contained in such agreements and the provisions of Rule 144 and/or Rule 701, the securities eligible to be sold by Pritzker family stockholders under the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement will be available for sale in the public market as follows:

Time Period	Number of Shares*
During the 12 month period from November 5, 2022 through November 4, 2023	15,716,348
During the 12 month period from November 5, 2023 through November 4, 2024	11,837,502
During the 12 month period from November 5, 2024 through November 4, 2025	6,996,539
During the 12 month period from November 5, 2025 through November 4, 2026	6,419,886
During the 12 month period from November 5, 2026 through November 4, 2027	6,419,886
During the 12 month period from November 5, 2027 through November 4, 2028	6,271,290
During the 12 month period from November 5, 2028 through November 4, 2029	3,255,514
During the 12 month period from November 5, 2029 through November 4, 2030	71,357

*The foregoing numbers are based on information at January 31, 2023 and assume that the maximum number of shares permitted to be sold during each period set forth above are, in fact, sold during each such period. To the extent any shares are not sold during the first time period that such shares are eligible to be sold as described above, the number of shares that may be sold in subsequent time periods may change.

In addition, at December 31, 2022, 4,557,675 shares of our Class A common stock were reserved for issuance under the Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (as amended, the "LTIP"). These shares of Class A common stock will become eligible for sale in the public market once those shares are issued or awarded under our LTIP, subject to provisions of various award agreements and Rule 144, as applicable. In addition, 811,317 shares of our Class A common stock were reserved for issuance under the Hyatt Hotels Corporation Second Amended and Restated Employee Stock Purchase Plan ("ESPP"), 1,169,195 shares of our Class A common stock remained available for issuance pursuant to the Amended and Restated Hyatt Corporation Deferred Compensation Plan ("DCP"), and 300,000 shares of Class A common stock remained available for issuance pursuant to the Hyatt International Hotels Retirement Plan, commonly known as the Field Retirement Plan ("FRP").

If any of these holders causes a large number of securities to be sold in the public market, the sales could reduce the trading price of our Class A common stock. These sales also could impede our ability to raise future capital. See also "—If holders of shares of our Class B common stock convert their shares of Class B common stock into shares of Class A common stock and exercise their registration rights, a significant number of shares of our Class A common stock could be sold into the market, which could reduce the trading price of our Class A common stock and impede our ability to raise future capital."

We also may issue shares of our Class A common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant.

If holders of shares of our Class B common stock convert their shares of Class B common stock into shares of Class A common stock and exercise their registration rights, a significant number of shares of our Class A common stock could be sold into the market, which could reduce the trading price of our Class A common stock and impede our ability to raise future capital.

Holders of 58,917,749 shares of our Class B common stock or 55.5% of our total outstanding shares of common stock at January 31, 2023, including Pritzker family business interests, have rights, subject to certain conditions, to require us to file registration statements registering sales of shares of Class A common stock acquired upon conversion of such Class B common stock or to include sales of such shares of Class A common stock in registration statements that we may file for ourselves or for other stockholders. In order to exercise such registration rights, the holder must be permitted to sell shares of its common stock under applicable lock-up restrictions. See "—A significant number of shares of Class A common stock issuable upon conversion of Class B common stock could be sold into the market, which could depress our stock price even if our business is doing well" and Part I, Item 1, "Business—Stockholder Agreements" for additional information with respect to these lock-up provisions. Subject to compliance with applicable lock-up agreements, shares of Class A common stock sold under the registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of Class A common stock issuable upon conversion of shares of Class B common stock are sold in the public market, such sales could reduce the trading price of our Class A common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations other than underwriting discounts.

Following our decision in May 2020 to file a shelf registration statement on Form S-3 pursuant to Rule 415 of the Securities Act, certain stockholders party to the Registration Rights Agreement, dated as of October 12, 2009, among Hyatt and the Pritzker family business interests party thereto, elected to exercise their piggyback registration rights with respect to 13,347,885 shares of Class A common stock issuable upon conversion of shares of Class B common stock. On May 21, 2020, the Company filed an automatic effective shelf registration statement with the SEC to register the resale of such aggregate 13,347,885 shares. In connection with such registration, all other holders of registration rights, including trustees of trusts for the benefit of Thomas J. Pritzker and his lineal descendants, including Jason Pritzker, elected not to exercise their piggyback registration rights.

Subsequent to November 2022, a trust for the benefit of Karen L. Pritzker and/or certain of her lineal descendants engaged in sales representing an aggregate of 100,000 shares of Class A common stock issuable upon conversion of shares of Class B common stock. After giving effect to these transactions, as well as sales, charitable contributions, and similar transactions prior to November 2022 by (a) limited partnerships and trusts, each for the benefit of Daniel F. Pritzker and/or certain of his lineal descendants, and Daniel F. Pritzker, individually, that resulted in such entities holding fewer shares than are registered for resale on the May 2020 shelf registration statement, and (b) the Anthony N. Pritzker Family Foundation that resulted in such entity no longer holding any shares registered for resale on the May 2020 shelf registration statement, as of the date of this filing, 9,421,600 shares of the 13,347,885 shares originally registered for resale on the May 2020 shelf registration statement continue to be eligible to be sold pursuant to the May 2020 shelf registration statement during the 12 month period commencing November 5, 2022 through November 4, 2023 under the lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement. Subsequent to November 4, 2023, and assuming no further sales, 9,521,600 shares of the 13,347,885 shares originally registered for resale on the May 2020 shelf registration statement will continue to be eligible to be sold pursuant to the May 2020 shelf registration statement. Additional shares may be registered on the shelf registration statement in the future as such shares are eligible to be sold in accordance with the registration rights agreements and lock-up restrictions. See "—A significant number of shares of Class A common stock issuable upon conversion of Class B common stock could be sold into the market, which could depress our stock price even if our business is doing well" for additional information with respect to the lock-up provisions.

The sale of shares registered under the registration statement in the public market, or the perception that such sales may occur could reduce the trading price of our Class A common stock or impede our ability to raise future capital.

Non-U.S. holders who own more than 5% of our Class A common stock or substantial amounts of our Class B common stock may be subject to U.S. federal income tax on gain realized on the disposition of such stock.

Because we have significant U.S. real estate holdings, we may be a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes, but we have made no determination to that effect. There can be no assurance that we do not currently constitute or will not become a USRPHC. As a result, a "non-U.S. holder" may be subject to U.S. federal income tax on gain realized on a disposition of our Class A common stock if such non-U.S. holder has owned, actually or constructively, through certain family members, related entities, and options, more than 5% of our Class A common stock at any time during the shorter of (a) the five-year period ending on the date of disposition and (b) the non-U.S. holder's holding period in such stock.

If we were, or were to become, a USRPHC, a non-U.S. holder may be subject to U.S. federal income tax on gain realized on the disposition of our Class B common stock. Such tax would apply if on the date such non-U.S. holder actually or constructively acquired Class B common stock, and on any date on which such non-U.S. holder acquires additional Class B common stock, the aggregate fair market of the Class B common stock it actually and constructively owns is greater than 5% of the fair market value of our Class A common stock on such date. Certain dispositions of substantial amounts of Class B common stock by non-U.S. holders may be subject to withholding under section 1445 of the Internal Revenue Code.

General Risk Factors

The loss of our senior executives or key field personnel, such as our general managers, could significantly harm our business.

Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior executives. We have entered into employment letter agreements with certain of our senior executives. However, we cannot guarantee that these individuals will remain with us. Finding suitable replacements for our senior executives could be difficult. We currently do not have a life insurance policy or key person insurance policy with respect to any of our senior executives.

Losing the services of one or more of these senior executives could adversely affect our strategic relationships, including relationships with our third-party property owners, franchisees, hospitality venture partners, and vendors, and limit our ability to execute our business strategies.

We also rely on the general managers to run daily operations and oversee our colleagues. These general managers are trained professionals in the hospitality industry and have extensive experience in many markets worldwide. The failure to retain, train, or successfully manage our general managers, either by us or our third-party owners or franchisees, could negatively affect our operations.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties:*

The following table sets forth a description of each owned or leased property in our portfolio of properties at December 31, 2022.

Hotel Property	Location	Rooms	# of Hotels	Ownership (1)
Owned and Leased Hotels				
Full Service				
Americas Owned:				
Park Hyatt Chicago	Chicago, IL	182		100 %
Park Hyatt New York	New York, NY	210		100 %
Miraval Arizona Resort and Spa	Tucson, AZ	145		100 %
Miraval Austin Resort and Spa	Austin, TX	117		100 %
Miraval Berkshires Resort and Spa	Lenox, MA	121		100 %
Hyatt Grand Central New York (2)	New York, NY	1,298		100 %
Grand Hyatt Rio de Janeiro	Rio de Janeiro, Brazil	436		100 %
Grand Hyatt São Paulo	São Paulo, Brazil	467		100 %
Hyatt Regency Aruba Resort Spa and Casino (2)	Palm Beach, Aruba, Dutch Caribbean	359		100 %
Hyatt Regency Baltimore Inner Harbor (2)	Baltimore, MD	488		100 %
Hyatt Regency Green Bay	Green Bay, WI	241		100 %
Hyatt Regency Long Beach (2)	Long Beach, CA	531		100 %
Hyatt Regency O'Hare Chicago	Rosemont, IL	1,095		100 %
Hyatt Regency Orlando	Orlando, FL	1,641		100 %
Hyatt Regency Phoenix	Phoenix, AZ	693		100 %
Hyatt Regency San Antonio Riverwalk (2)	San Antonio, TX	630		100 %
Hotel Irvine	Irvine, CA	541		100 %
Hyatt Centric The Pike Long Beach (2)	Long Beach, CA	138		100 %
Americas Owned		9,333	18	

Hotel Property	Location	Rooms	# of Hotels	Ownership (1)
Americas Leased:				
Andaz West Hollywood (3) (4)	West Hollywood, CA	240		— %
Hyatt Regency San Francisco (3) (4)	San Francisco, CA	821		— %
Americas Leased		1,061	2	
Total Americas Owned and Leased Hotels		10,394	20	
EAME/SW Asia Owned:				
Park Hyatt Paris-Vendôme	Paris, France	156		100 %
Park Hyatt Zurich (2)	Zurich, Switzerland	138		100 %
Andaz London Liverpool Street (5)	London, England	267		100 %
EAME/SW Asia Owned		561	3	
EAME/SW Asia Leased:				
Hyatt Regency Cologne (3) (4)	Cologne, Germany	306		— %
EAME/SW Asia Leased		306	1	
Total EAME/SW Asia Owned and Leased Hotels		867	4	
Total Full Service Owned and Leased Hotels		11,261	24	

Hotel Property	Location	Rooms	# of Hotels	Ownership (1)
Select Service				
Owned:				
Hyatt Place Macaé	Macaé, Brazil	141		100 %
Hyatt Place Sao Jose do Rio Preto	São José do Rio Preto, Brazil	152		100 %
Select Service Owned:		293	2	
Leased:				
Hyatt Place Amsterdam Airport (3) (4)	Amsterdam, The Netherlands	330		— %
Hyatt Place Atlanta/Buckhead (6)	Atlanta, GA	171		— %
Select Service Leased:		501	2	
Total Select Service Owned and Leased Hotels		794	4	
All-Inclusive Leased (7)				
Leased:				
Alua Calas de Mallorca Resort (3) (4)	Mallorca, Spain	478		— %
Alua Illa de Menorca (3) (4)	Menorca, Spain	228		— %
AluaSoul Menorca (3) (4)	Menorca, Spain	133		— %
AluaSun Mediterraneo (3) (4)	Menorca, Spain	72		— %
AluaSun Cala Antena (3) (4)	Mallorca, Spain	334		— %
AluaSun Far Menorca (3) (4)	Menorca, Spain	34		— %
All-Inclusive Leased:		1,279	6	
Total All-Inclusive Owned and Leased Hotels		1,279	6	
Unconsolidated Hospitality Venture Hotels				
Full Service				
Americas Unconsolidated Hospitality Ventures:				
Andaz Mayakoba Resort Riviera Maya	Playa del Carmen, Mexico	214		40 %
Hyatt Regency Columbus (2)	Columbus, OH	633		24 %
Hyatt Regency Crystal City at Reagan National Airport	Arlington, VA	686		50 %
Hyatt Regency Huntington Beach Resort and Spa	Huntington Beach, CA	517		40 %
Hyatt Regency Miami (2)	Miami, FL	615		50 %
Hyatt Centric Buckhead Atlanta	Atlanta, GA	218		50 %
Hyatt Centric Downtown Nashville	Nashville, TN	252		40 %
Hyatt Centric Center City Philadelphia	Philadelphia, PA	332		42 %
Americas Unconsolidated Hospitality Ventures		3,467	8	
EAME/SW Asia Unconsolidated Hospitality Ventures:				
Park Hyatt Hamburg (3) (8)	Hamburg, Germany	252		— %
Park Hyatt Milan	Milan, Italy	106		30 %
Grand Hyatt Mumbai Hotel & Residences	Mumbai, India	548		50 %
Andaz Delhi (2)	New Delhi, India	401		50 %
Andaz Vienna Am Belvedere	Vienna, Austria	303		50 %
Hyatt Regency Ahmedabad	Ahmedabad, India	208		50 %
EAME/SW Asia Unconsolidated Hospitality Ventures		1,818	6	

Hotel Property	Location	Rooms	# of Hotels	Ownership (1)
ASPAC Unconsolidated Hospitality Ventures:				
Grand Hyatt Bali	Bali, Indonesia	636		10 %
Andaz Bali	Bali, Indonesia	149		10 %
Hyatt Regency Bali	Bali, Indonesia	363		10 %
ASPAC Unconsolidated Hospitality Ventures		1,148	3	
Total Full Service Unconsolidated Hospitality Ventures		6,433	17	
Select Service Unconsolidated Hospitality Ventures				
Hyatt House Denver/Downtown	Denver, CO	113		50 %
Hyatt Place Atlanta / Centennial Park	Atlanta, GA	175		50 %
Hyatt Place Boston / Seaport District (2)	Boston, MA	297		50 %
Hyatt Place Denver/Downtown	Denver, CO	248		50 %
Hyatt Place Panama City/Downtown	Panama City, Panama	165		29 %
Caption by Hyatt Beale Street Memphis	Memphis, TN	136		50 %
Total Select Service Unconsolidated Hospitality Ventures		1,134	6	
Total Unconsolidated Hospitality Ventures (9)		7,567	23	

(1) Unless otherwise indicated, ownership percentages include both the property and the underlying land.
(2) Our ownership interest in the property is subject to a third-party ground lease on the land.
(3) Property is accounted for as an operating lease.
(4) We own a 100% interest in the entity that is the operating lessee.
(5) Our ownership interest is derived through a long leasehold interest in the hotel building, with a nominal annual rental payment.
(6) Property is accounted for as a finance lease.
(7) Certain resorts in Europe operate under a hybrid all-inclusive model, which includes various all-inclusive package options as well as rooms-only options.
(8) We own a 50% interest in an unconsolidated hospitality venture that is the operating lessee.
(9) Excludes five UrCove hotels where we own a 49% interest in an unconsolidated hospitality venture that is the operating lessee.

Below is a summary of our Hyatt managed and franchised hotels, including owned and leased hotels, for all periods presented.

	December 31, 2022		December 31, 2021		December 31, 2020	
	Properties	Rooms	Properties	Rooms	Properties	Rooms
Americas Management and Franchising						
Full Service Hotels						
Managed	174	74,036	172	72,932	164	72,278
Franchised	91	25,567	85	24,409	73	21,544
Full Service Hotels	265	99,603	257	97,341	237	93,822
Select Service Hotels						
Managed	48	7,077	46	6,780	55	8,132
Franchised	430	60,161	424	59,150	391	53,912
Select Service Hotels	478	67,238	470	65,930	446	62,044
ASPAC Management and Franchising						
Full Service Hotels						
Managed	132	43,588	125	41,649	116	39,327
Franchised	11	3,275	10	3,153	8	2,520
Full Service Hotels	143	46,863	135	44,802	124	41,847
Select Service Hotels						
Managed	31	5,522	29	5,053	29	5,378
Franchised	26	4,532	13	2,244	6	1,169
Select Service Hotels	57	10,054	42	7,297	35	6,547
EAME/SW Asia Management and Franchising						
Full Service Hotels						
Managed	110	27,075	101	25,457	97	24,678
Franchised	59	9,955	22	3,799	13	2,454
Full Service Hotels	169	37,030	123	29,256	110	27,132
Select Service Hotels						
Managed	25	4,144	21	3,429	17	2,749
Franchised	5	1,116	6	1,411	5	1,131
Select Service Hotels	30	5,260	27	4,840	22	3,880
Total Full Service and Select Service Hotels (1)	**1,142**	**266,048**	**1,054**	**249,466**	**974**	**235,272**
Americas						
All-inclusive Hotels	72	25,425	68	24,873	8	3,153
EAME/SW Asia (2)						
All-inclusive Hotels	49	12,635	40	10,605	—	—
Total All-inclusive Hotels	121	38,060	108	35,478	8	3,153
Total Managed and Franchised	**1,263**	**304,108**	**1,162**	**284,944**	**982**	**238,425**

(1) Figures do not include vacation ownership, residential, or condominium units.
(2) Certain resorts in Europe operate under a hybrid all-inclusive model, which includes various all-inclusive package options as well as rooms-only options.

Included in the summary above are the following owned and leased hotels:

	December 31, 2022		December 31, 2021		December 31, 2020	
	Properties	Rooms	Properties	Rooms	Properties	Rooms
Owned and Leased Hotels						
Full Service Hotels						
United States (1)	17	9,132	22	11,058	25	12,607
Other Americas	3	1,262	3	1,262	2	795
EAME/SW Asia	4	867	5	1,135	7	1,435
Select Service Hotels						
United States	1	171	1	171	1	171
Other Americas	2	293	2	293	2	293
EAME/SW Asia	1	330	1	330	1	330
Total Full Service and Select Service Hotels	**28**	**12,055**	**34**	**14,249**	**38**	**15,631**
All-inclusive Hotels (2)	**6**	**1,279**	**4**	**909**	**—**	**—**
Total Owned and Leased Hotels (3)	**34**	**13,334**	**38**	**15,158**	**38**	**15,631**

(1) Includes one hotel that was rebranded and combined with an existing property during the twelve months ended December 31, 2022.
(2) Certain resorts in Europe operate under a hybrid all-inclusive model, which includes various all-inclusive package options as well as rooms-only options.
(3) Figures do not include unconsolidated hospitality ventures.

Corporate Headquarters and Regional Offices

Our corporate headquarters are located at 150 North Riverside Plaza, Chicago, IL, pursuant to an operating lease. At December 31, 2022, we lease approximately 262,000 square feet.

In addition to our corporate headquarters, we lease space for our regional offices, service centers, data centers, and sales offices in multiple domestic and international locations, including Bayside, WI; Cancún, Mexico; Chandler, AZ; Franklin Park, IL; Hong Kong, People's Republic of China; Mainz, Germany; Moore, OK; Newtown Square, PA; Omaha, NE; and Zurich, Switzerland.

We believe our existing office properties are in good condition and are sufficient and suitable for the conduct of our business. In the event we need to expand our operations, we believe suitable space will be available on commercially reasonable terms.

Item 3.   *Legal Proceedings.*

We are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, workers' compensation and other employee claims, intellectual property claims, and claims related to our management of certain hotel properties. Most occurrences involving liability, claims of negligence, and employees are covered by insurance, in each case, with solvent insurance carriers. We record a liability when we believe the loss is probable and reasonably estimable. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material effect on our consolidated financial position, results of operations, or liquidity.

See Part IV, Item 15, "Exhibits and Financial Statement Schedules—Note 14 and Note 15 to our Consolidated Financial Statements" for more information related to tax and legal contingencies.

Item 4.   *Mine Safety Disclosures.*

Not applicable.

Information about our Executive Officers.

The following chart names each of the Company's executive officers and their ages and positions at February 16, 2023. Also included below is biographical information relating to each of the Company's executive officers. Each of the executive officers is elected by and serves at the pleasure of the board of directors.

Name	Age	Position (1)
Thomas J. Pritzker	72	Executive Chairman of the Board
Mark S. Hoplamazian	59	President, Chief Executive Officer and Director (Principal Executive Officer)
Javier Águila	47	Executive Vice President, Group President—EAME
Joan Bottarini	51	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
Margaret C. Egan	53	Executive Vice President, General Counsel and Secretary
H. Charles Floyd	63	Executive Vice President, Global President of Operations
Malaika L. Myers	55	Executive Vice President, Chief Human Resources Officer
Peter J. Sears	58	Executive Vice President, Group President—Americas
David Udell	62	Executive Vice President, Group President—ASPAC
Mark R. Vondrasek	55	Executive Vice President, Chief Commercial Officer

(1) Reflects the geographic realignment of EAME and ASPAC segments that became effective on January 1, 2023.

Thomas J. Pritzker has been a member of our board of directors since August 2004 and our Executive Chairman since August 2004. Mr. Pritzker served as our Chief Executive Officer from August 2004 to December 2006. Mr. Pritzker was appointed President of Hyatt Corporation in 1980 and served as Chairman and Chief Executive Officer of Hyatt Corporation from 1999 to December 2006. Mr. Pritzker is Executive Chairman of The Pritzker Organization, LLC ("TPO"), the principal financial and investment advisor to certain Pritzker family business interests. Mr. Pritzker served as a Director of Royal Caribbean Cruises Ltd. until May 2020. He served as a Director of TransUnion Corp., a credit reporting service company, until June 2010 and as Chairman of Marmon Holdings, Inc. until March 2014. Mr. Pritzker is Chairman of the Board of Trustees of the Center for Strategic & International Studies; Director and Vice President of The Pritzker Foundation, a charitable foundation; Director and President of the Pritzker Family Philanthropic Fund, a charitable organization; and Director, Chairman and President of The Hyatt Foundation, a charitable foundation which established The Pritzker Architecture Prize.

Mark S. Hoplamazian was appointed to our board of directors in November 2006 and named President and Chief Executive Officer of Hyatt Hotels Corporation in December 2006. Prior to being appointed to his present position, Mr. Hoplamazian served as President of TPO. During his 17 year tenure with TPO, he served as an advisor to various Pritzker family-owned companies, including Hyatt Hotels Corporation and its predecessors. He previously worked in international mergers and acquisitions at The First Boston Corporation in New York. Mr. Hoplamazian served as Chairman of the American Hotel & Lodging Association from January 2021 to December 2021, and serves on the Board of Directors and as a member of the Talent & Compensation and Finance committees of the Board of Directors of VF Corporation. He also serves on the Board of Directors of Brand USA and Skills for Chicagoland's Future, the Executive Committee of the Board of Directors of World Business Chicago, and the Board of Trustees of the Aspen Institute. Mr. Hoplamazian is a member of the World Travel & Tourism Council, the Commercial Club of Chicago, and the Discovery Class of the Henry Crown Fellowship.

Javier Águila was appointed Executive Vice President, Group President – EAME in October 2022. In this role, Mr. Águila is responsible for leading the strategic growth and overall operations of Hyatt's portfolio in Europe, Africa, the Middle East, and Central Asia. Most recently, he served as Group President, AMResorts Europe and Global Strategy at ALG, which became part of Hyatt in 2021. Prior to that, Mr. Águila founded Alua Hotels and Resorts, a Spanish hotel group of all-inclusive and leisure properties and served as Chief Executive Officer until the company was acquired by ALG in 2019. Previously, he served as Chief Operating Officer at Orizonia Corporation, a tour operator in Spain. Before starting his career in the hospitality and travel sector Mr. Águila worked for more than 10 years in private equity and management consulting at The Carlyle Group, McKinsey & Company, and Booz Allen Hamilton.

Joan Bottarini was appointed Executive Vice President, Chief Financial Officer in November 2018. In this role, Ms. Bottarini is responsible for the global finance function, including financial reporting, planning, treasury, tax, investor relations, internal audit, asset management, and procurement. Ms. Bottarini previously served as the Company's Senior Vice President, Finance—Americas from 2016 to 2018. Prior to that position, Ms. Bottarini served as Vice President, Hotel Finance—Asia Pacific (Hong Kong) of the Company from 2014 to 2016 and as Vice President, Strategic Financial Planning and Analysis of the Company from 2007 to 2014. Prior to her roles at Hyatt, Ms. Bottarini served as the Controller - Development at Essex Property Trust and an Assurance Manager at KPMG LLP. Ms. Bottarini serves as co-chair of the No Room for Trafficking

Council of the American Hotel and Lodging Association Foundation and as an advisory board member of Salt and Light Coalition in Chicago.

Margaret C. Egan was appointed Executive Vice President, General Counsel and Secretary in January 2018. Ms. Egan is responsible for Hyatt's global legal and corporate secretarial services. Ms. Egan served as interim General Counsel and Secretary of the Company from October 2017 to January 2018 and previously served as Senior Vice President and Associate General Counsel at Hyatt from March 2013 to January 2018 overseeing the Company's legal global transactions teams. From October 2003 to March 2013, Ms. Egan held a series of increasingly responsible positions at Hyatt. Prior to entering the hospitality industry, Ms. Egan practiced law in the litigation practice group of DLA Piper in Chicago, Illinois from 1996 to 2000 and again from 2002 to 2003 and also held a position as Attorney Advisor with the United States Department of Justice in London, United Kingdom from January 2001 to January 2002.

H. Charles Floyd was appointed Executive Vice President, Global President of Operations in August 2014. In this role, Mr. Floyd leads and develops Hyatt's shared operation services organization known as the Global Operations Center ("GOC") and is responsible for the successful operation of Hyatt's hotels globally. Mr. Floyd is also responsible for ensuring operating efficiency in the roll-out of new innovations and unifying the Company's global operations. The Group Presidents for each of Hyatt's three regions report to Mr. Floyd. Prior to his current role, Mr. Floyd was Executive Vice President, Group President— Global Operations Center from October 2012 to August 2014. Mr. Floyd served as our Chief Operating Officer—North America from January 2006 until October 2012. Since joining Hyatt in 1981, Mr. Floyd served in a number of senior positions, including Executive Vice President—North America Operations and Senior Vice President of Sales, as well as various managing director and general manager roles. Mr. Floyd served on the Board of Directors of Playa Hotels & Resorts N.V. and its predecessors from February 2016 to August 2021 and serves on the Board of Directors and as a member of the Compensation Committee of the Board of Directors of Kohl's Corporation.

Malaika L. Myers was appointed Executive Vice President, Chief Human Resources Officer in September 2017. In this role, Ms. Myers is responsible for setting and implementing Hyatt's global human resources enterprise strategy. Ms. Myers joined Hyatt with over 25 years of experience in human resources across a diverse group of industries. Prior to assuming her role at Hyatt, Ms. Myers served as Senior Vice President, Human Resources for Jarden Corporation, a global consumer products company, where she was responsible for the effectiveness of human resources strategies and programs for Jarden Corporation worldwide. Prior to Jarden, Ms. Myers served as Chief Human Resources Officer for Arysta LifeScience, a global agricultural chemical company. Ms. Myers also previously served in various senior management roles at Diageo PLC and PepsiCo. Ms. Myers serves on the Board of Directors of Skills for Chicagoland's Future, Cielo, Inc., and HR Policy Association.

Peter J. Sears was appointed Executive Vice President, Group President—Americas in September 2014. Mr. Sears is responsible for the growth and successful operation of Hyatt's portfolio in the United States, Canada, the Caribbean, Mexico, Central America, and South America. Prior to his current role, he was the Senior Vice President—Operations, Asia Pacific. Mr. Sears began his career with Hyatt as a Corporate Management Trainee at Hyatt Regency San Antonio in 1987 and went on to hold numerous positions of increasing operational responsibility. These positions included serving as general manager of five full service hotels in North America at properties located in San Francisco, Orange County, and Lake Tahoe. In 2006, he became Senior Vice President of Field Operations for the Central Region, and in 2009, he became Senior Vice President, Operations for North America.

David Udell was appointed Executive Vice President, Group President—ASPAC in July 2014. Mr. Udell is responsible for overseeing hotels in Greater China, East and Southeast Asia, the Indian subcontinent, and Oceania. Prior to his current role, Mr. Udell was the Senior Vice President, Operations for the GOC. Mr. Udell has also served as Senior Vice President— Operations, Asia Pacific, where he was responsible for overseeing the operation of all hotels within the region. Prior to that, Mr. Udell held senior management positions in Hyatt properties in Bangkok, Seoul, Hong Kong, and Tokyo, including as the opening General Manager of Park Hyatt Tokyo and General Manager of Grand Hyatt Hong Kong. He began his career with Hyatt as a Corporate Management Trainee at Hyatt Regency Singapore in 1982. Mr. Udell serves as Chairman of the Hotel, Catering and Tourism Board in Hong Kong.

Mark R. Vondrasek was appointed Executive Vice President, Chief Commercial Officer in March 2018. In this role, Mr. Vondrasek oversees global sales, revenue management, distribution strategy, corporate marketing, brands, communications, digital, consumer insights, and analytics, global property and guest services, information technology, and the World of Hyatt loyalty platform. He is also charged with integrating and scaling new business opportunities, products, and services. Mr. Vondrasek joined Hyatt in September 2017 with 15 years of hospitality leadership experience at Starwood Hotels and Resorts, where he most recently served in a similar role as Senior Vice President, Commercial Services Officer. Prior to entering the hospitality industry, he spent 10 years in the Financial Services industry, overseeing operational teams at Fidelity Investments and Kemper Financial Services.

Pursuant to our employment letter with Mr. Thomas J. Pritzker, we have agreed that so long as he is a member of our board of directors we will use our commercially reasonable efforts to appoint him as our executive chairman provided he is willing and able to serve in that office. If he is not re-appointed as executive chairman, he will be entitled to terminate his employment with the rights and entitlements available to him under our severance policies as if his employment was terminated by us without cause.

Pursuant to our employment letter with Mr. Mark S. Hoplamazian, we have agreed that so long as he is the president and chief executive officer of Hyatt, we will use our commercially reasonable efforts to nominate him for re-election as a director prior to the end of his term. If he is not re-elected to the board of directors, he will be entitled to terminate his employment with the rights and entitlements available to him under our severance policies as if his employment was terminated by us without cause.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.*

Market Information

On November 5, 2009, our Class A common stock began trading publicly on the New York Stock Exchange under the symbol "H." Prior to that time, there was no public market for our Class A common stock. At January 31, 2023, our Class A common stock was held by 26 stockholders of record, and there were 47,334,299 shares of Class A common stock outstanding. This stockholder figure does not include a substantially greater number of "street name" holders or beneficial holders of our Class A common stock whose shares are held of record by banks, brokers, and other financial institutions.

There is no established public trading market for our Class B common stock. At January 31, 2023, our Class B common stock was held by 77 stockholders, and there were 58,917,749 shares of Class B common stock outstanding.

Dividends

We currently do not pay a cash dividend on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, restrictions contained in current or future financing instruments, and such other factors as our board of directors deems relevant. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 16 to our Consolidated Financial Statements" for further detail.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total stockholder return since December 31, 2017, with the S&P 500 Index ("S&P 500") and the Russell 1000 Hotel/Motel Index (the "Russell 1000 Hotel"). The graph assumes the value of the investment in our Class A common stock and each index was $100 at December 31, 2017 and all dividends and other distributions were reinvested.



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Hyatt Hotels Corporation	100.0	92.6	124.2	103.1	133.1	125.5
S&P 500	100.0	95.6	125.7	148.8	191.5	156.8
Russell 1000 Hotel	100.0	79.3	114.3	108.4	143.1	119.5

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

The following table sets forth information regarding our purchases of shares of Class A common stock during the quarter ended December 31, 2022:

	Total number of shares purchased (1)		Weighted-average price paid per share	Total number of shares purchased as part of publicly announced plans		Maximum number (or approximate dollar value) of shares that may yet be purchased under the program
October 1 to October 31, 2022	327,556	$	82.56	327,556	$	637,556,639
November 1 to November 30, 2022	—		—	—	$	637,556,639
December 1 to December 31, 2022	830,447		94.48	830,447	$	559,097,985
Total	1,158,003	$	91.11	1,158,003		

(1) On December 18, 2019, we announced the approvals of the expansions of our share repurchase program. Under the approval, we are authorized to purchase up to an additional $750 million of Class A and Class B common stock in the open market, in privately negotiated transactions, or otherwise, including pursuant to a Rule 10b5-1 plan or an accelerated share repurchase ("ASR") transaction. The repurchase program does not have an expiration date. At December 31, 2022, we had approximately $559 million remaining under the share repurchase authorization. During January 2023, we repurchased 162,413 shares of Class A common stock, including 106,116 shares that were initiated prior to December 31, 2022, but not settled until January 2023. The shares of common stock were repurchased at a weighted-average price $89.57 for an aggregate purchase price of $14 million, excluding insignificant related expenses. The shares of Class A common stock repurchased in the open market were retired and returned to the status of authorized and unissued shares. At January 31, 2023, we had $545 million remaining under the share repurchase authorization.

Item 6.   ***(Removed and Reserved).***

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Part IV, Item 15, "Exhibits and Financial Statement Schedule—Consolidated Financial Statements." For our discussion and analysis of our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2021 Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations, and financial performance based on current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in "Disclosure Regarding Forward-Looking Statements" and Part I, Item 1A, "Risk Factors" included elsewhere in this annual report.

Overview

At December 31, 2022, our hotel portfolio consisted of 1,263 hotels (304,108 rooms), including:

- 471 managed properties (142,181 rooms), all of which we operate under management and hotel services agreements with third-party property owners;

- 598 franchised properties (100,609 rooms), all of which are owned by third parties that have franchise agreements with us and are operated by third parties;

- 121 all-inclusive resorts (38,060 rooms), including 107 owned by third parties (33,628 rooms) and 8 owned by a third party in which we hold common shares (3,153 rooms) operated under management or marketing services agreements, and 6 operating leased properties (1,279 rooms);

- 23 owned properties (10,187 rooms), 1 finance leased property (171 rooms), and 4 operating leased properties (1,697 rooms), all of which we manage;

- 21 managed properties and 2 franchised properties owned or leased by unconsolidated hospitality ventures (7,567 rooms); and

- 22 franchised properties (3,636 rooms) that are operated by an unconsolidated hospitality venture in connection with a master license agreement by Hyatt, 5 of these properties (1,106 rooms) are leased by the unconsolidated hospitality venture.

Our property portfolio also included:

- 22 vacation ownership units under the Hyatt Residence Club brand and operated by third parties;

- 39 residential units, which consist of branded residences and serviced apartments. We manage all of the serviced apartments and those branded residential units that participate in a rental program with an adjacent Hyatt-branded hotel; and

- 39 condominium units for which we provide services for the rental programs and/or homeowners associations (including 1 unconsolidated hospitality venture).

Additionally, through strategic relationships, we provide certain reservation and/or loyalty program services to hotels that are unaffiliated with our hotel portfolio and operate under other tradenames or marks owned by such hotels or licensed by third parties. We also offer travel distribution and destination management services through ALG Vacations and a paid membership program through the Unlimited Vacation Club.

We believe our business model allows us to pursue more diversified revenue and income streams balancing both the advantages and risks associated with these lines of business. Our expertise and experience in each of these areas gives us the flexibility to evaluate growth opportunities across our lines of business. Growth in the number of management and franchise agreements and earnings therefrom typically results in higher overall returns on invested capital because the capital investment under a typical management or franchise agreement is not significant. The capital required to build and maintain hotels we manage or franchise for third-party owners and franchisees is typically provided by the owner of the respective property with minimal capital required by us as the manager or franchisor. In certain instances, Hyatt has provided funding to owners for the acquisition and development of hotels that Hyatt will manage or franchise in the form of cash, debt repayment or performance guarantees, preferred equity, or mezzanine debt. During periods of increasing demand, we do not share fully in the incremental profits of hotel operations for hotels we manage for third-party owners as our fee arrangements generally include a base amount that is, typically, a percentage of revenue from the subject hotel and an incentive fee that is, typically, a percentage of hotel profits after satisfying certain financial return thresholds to be earned by the owner, depending on the structure and terms of the management agreement. We do not share in the benefits of increases in profits from franchised properties because franchisees pay us an initial application fee and ongoing royalty fees that are calculated as a percentage of gross room revenues, and also at times, as a percentage of food and beverage revenues, with no fees based on profits. Disputes or disruptions may arise with third-party owners and franchisees of hotels we manage, franchise, or license to, and these disputes can result in the termination of the relevant agreement.

With respect to property ownership, we believe ownership of selected hotels in key markets enhances our ability to control our brand presence in these markets. Ownership of hotels allows us to capture the full benefit of increases in operating profits during periods of increasing demand and room rates. The cost structure of a typical hotel includes fixed costs, so as demand and room rates increase over time, the rate of growth in operating profits typically is higher than the rate of growth of revenues. The profits realized from our owned and leased hotels are generally more significantly affected by economic downturns and declines in revenues than the management and franchise fees earned from our managed and franchised properties. This is because we absorb the full impact of declining profits for our owned and leased hotels, whereas our management and franchise fees do not have the same level of downside exposure to declining hotel profitability. Hotel ownership is more capital intensive than managing or franchising hotels for third-party owners and franchisees, as we are responsible for the costs and all capital expenditures for our owned and leased hotels. See also "—Principal Factors Affecting Our Results of Operations—Expenses" and Part I, Item 1A, "Risk Factors—Risks Related to Our Business—We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits, limit our ability to respond to market conditions, or restrict our growth strategy."

For the years ended December 31, 2022 and December 31, 2021, 77.4% and 76.3% of our revenues, respectively, were derived from operations in the United States. At December 31, 2022 and December 31, 2021, 51.4% and 53.6% of our long-lived assets, respectively, were located in the United States.

We report our consolidated operations in U.S. dollars. Amounts are reported in millions, unless otherwise noted. Percentages may not recompute due to rounding, and percentage changes that are not meaningful are presented as "NM." Constant currency disclosures used throughout Management's Discussion and Analysis of Financial Condition and Results of Operations are non-GAAP measures. See "—Key Business Metrics Evaluated by Management—Constant Dollar Currency" below for further discussion of constant currency disclosures. We manage our business within five reportable segments, see Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 19 to our Consolidated Financial Statements."

Recent Developments

We are experiencing continued recovery from the COVID-19 pandemic, which is being led by robust leisure demand and growing momentum in group and business transient travel. The year ended December 31, 2022, compared to the year ended December 31, 2021, showed significant improvement in revenues and RevPAR across all segments. However, we acknowledge that demand may vary and be uneven as the recovery progresses. Factors such as the spread of new COVID-19 variants, travel bans, or restrictions in certain markets may continue to impact our financial results for a period of time that we are currently unable to predict. In addition, certain labor and supply chain challenges, and increases in costs due to inflation or other factors may also impact our financial results in the future.

Key Business Metrics Evaluated by Management

Revenues

We primarily derive our revenues from hotel management services, licensing of our portfolio of brands to franchisees, owned and leased hotel operations, distribution and destination management services, and a paid membership club offering. Management uses revenues to assess the overall performance of our business and to analyze trends such as consumer demand, brand preference, and competition. For a detailed discussion of our primary revenue sources, see "—Principal Factors Affecting Our Results of Operations—Revenues."

Net Income (Loss) Attributable to Hyatt Hotels Corporation

Net income (loss) attributable to Hyatt Hotels Corporation represents the total earnings or profits generated by our business or total loss incurred. Management uses net income (loss) to analyze the performance of our business on a consolidated basis.

Adjusted EBITDA and EBITDA

We use the terms Adjusted EBITDA and EBITDA throughout this annual report. Adjusted EBITDA and EBITDA, as we define them, are not measures recognized under U.S. generally accepted accounting principles (GAAP). We define consolidated Adjusted EBITDA as net income (loss) attributable to Hyatt Hotels Corporation plus our pro rata share of unconsolidated owned and leased hospitality ventures' Adjusted EBITDA based on our ownership percentage of each owned and leased venture, adjusted to exclude the following items:

- interest expense;

- benefit (provision) for income taxes;

- depreciation and amortization;

- amortization of management and franchise agreement assets and performance cure payments, which constitute payments to customers ("Contra revenue");

- revenues for the reimbursement of costs incurred on behalf of managed and franchised properties;

- costs incurred on behalf of managed and franchised properties that we intend to recover over the long term;

- equity earnings (losses) from unconsolidated hospitality ventures;

- stock-based compensation expense;

- gains (losses) on sales of real estate and other;

- asset impairments; and

- other income (loss), net

We calculate consolidated Adjusted EBITDA by adding the Adjusted EBITDA of each of our reportable segments and eliminations to corporate and other Adjusted EBITDA. See "—Segment Results."

Our board of directors and executive management team focus on Adjusted EBITDA as one of the key performance and compensation measures both on a segment and on a consolidated basis. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operations both on a segment and on a consolidated basis. Our President and Chief Executive Officer, who is our chief operating decision maker ("CODM"), also evaluates the performance of each of our reportable segments and determines how to allocate resources to those segments, in part, by assessing the Adjusted EBITDA of each segment. In addition, the compensation committee of our board of directors determines the annual variable compensation for certain members of our management based in part on consolidated Adjusted EBITDA, segment Adjusted EBITDA, or some combination of both.

We believe Adjusted EBITDA is useful to investors because it provides investors with the same information that we use internally for purposes of assessing our operating performance and making compensation decisions and facilitates our comparison of results with results from other companies within our industry.

Adjusted EBITDA excludes certain items that can vary widely across different industries and among companies within the same industry, including interest expense and benefit (provision) for income taxes, which are dependent on company specifics, including capital structure, credit ratings, tax policies, and jurisdictions in which they operate; depreciation and amortization which are dependent on company policies including how the assets are utilized as well as the lives assigned to the assets; Contra revenue which is dependent on company policies and strategic decisions regarding payments to hotel owners; and stock-based compensation expense which varies among companies as a result of different compensation plans companies have adopted. We exclude revenues for the reimbursement of costs and costs incurred on behalf of managed and franchised properties which relate to the reimbursement of payroll costs and for system-wide services and programs that we operate for the benefit of our hotel owners as contractually we do not provide services or operate the related programs to generate a profit over the terms of the respective contracts. Over the long term, these programs and services are not designed to impact our economics, either positively or negatively. Therefore, we exclude the net impact when evaluating period-over-period changes in our operating results. Adjusted EBITDA includes costs incurred on behalf of our managed and franchised properties related to system-wide services and programs that we do not intend to recover from hotel owners. Finally, we exclude other items that are not core to our operations, such as asset impairments and unrealized and realized gains and losses on marketable securities.

Adjusted EBITDA and EBITDA are not substitutes for net income (loss) attributable to Hyatt Hotels Corporation, net income (loss), or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA and EBITDA. Although we believe that Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income (loss) generated by our business. Our management compensates for these limitations by referencing our GAAP results and using Adjusted EBITDA supplementally. See our consolidated statements of income (loss) in our consolidated financial statements included elsewhere in this annual report.

See below for a reconciliation of net income (loss) attributable to Hyatt Hotels Corporation to EBITDA and a reconciliation of EBITDA to consolidated Adjusted EBITDA.

Adjusted Selling, General, and Administrative Expenses

Adjusted selling, general, and administrative expenses, as we define it, is a non-GAAP measure. Adjusted selling, general, and administrative expenses exclude the impact of deferred compensation plans funded through rabbi trusts and stock-based compensation expense. Adjusted selling, general, and administrative expenses assist us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operations, both on a segment and consolidated basis. See "—Results of Operations" for a reconciliation of selling, general, and administrative expenses to Adjusted selling, general, and administrative expenses.

Comparable Hotels

"Comparable system-wide hotels" represents all properties we manage or franchise, including owned and leased properties, that are operated for the entirety of the periods being compared and that have not sustained substantial damage, business interruption, or undergone large-scale renovations during the periods being compared. Comparable system-wide hotels also excludes properties for which comparable results are not available. We may use variations of comparable system-wide hotels to specifically refer to comparable system-wide Americas full service hotels, including our wellness resorts, our select service hotels, or our all-inclusive resorts, for those properties that we manage or franchise within the Americas management and franchising segment, comparable system-wide ASPAC full service or select service hotels for those properties we manage or franchise within the ASPAC management and franchising segment, or comparable system-wide EAME/SW Asia full service or select service hotels for those properties that we manage or franchise within the EAME/SW Asia management and franchising segment. "Comparable owned and leased hotels" represents all properties we own or lease that are operated and consolidated for the entirety of the periods being compared and have not sustained substantial damage, business interruption, or undergone large-scale renovations during the periods being compared. Comparable owned and leased hotels also excludes properties for which comparable results are not available. Comparable system-wide hotels and comparable owned and leased hotels are commonly used as a basis of measurement in our industry. "Non-comparable system-wide hotels" or "non-comparable owned and leased hotels" represent all hotels that do not meet the respective definition of "comparable" as defined above.

Constant Dollar Currency

We report the results of our operations both on an as-reported basis, as well as on a constant dollar basis. Constant dollar currency, which is a non-GAAP measure, excludes the effects of movements in foreign currency exchange rates between comparative periods. We believe constant dollar analysis provides valuable information regarding our results as it removes currency fluctuations from our operating results. We calculate constant dollar currency by restating prior-period local currency financial results at the current period's exchange rates. These restated amounts are then compared to our current period reported amounts to provide operationally driven variances in our results.

Average Daily Rate

ADR represents hotel room revenues, divided by the total number of rooms sold in a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in our industry, and we use ADR to assess the pricing levels that we are able to generate by customer group, as changes in rates have a different effect on overall revenues and incremental profitability than changes in occupancy, as described below.

Occupancy

Occupancy represents the total number of rooms sold divided by the total number of rooms available at a hotel or group of hotels. Occupancy measures the utilization of a hotel's available capacity. We use occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.

RevPAR

RevPAR is the product of the ADR and the average daily occupancy percentage. RevPAR does not include non-room revenues, which consist of ancillary revenues generated by a hotel property, such as food and beverage, parking, and other guest service revenues. Our management uses RevPAR to identify trend information with respect to room revenues from comparable properties and to evaluate hotel performance on a regional and segment basis. RevPAR is a commonly used performance measure in our industry.

RevPAR changes that are driven predominantly by changes in occupancy have different implications for overall revenue levels and incremental profitability than do changes that are driven predominantly by changes in average room rates. For example, increases in occupancy at a hotel would lead to increases in room revenues and additional variable operating costs, including housekeeping services, utilities, and room amenity costs, and could also result in increased ancillary revenues, including food and beverage. In contrast, changes in average room rates typically have a greater impact on margins and profitability as average room rate changes result in minimal impacts to variable operating costs.

Net Package ADR

Net Package ADR represents net package revenues divided by the total number of rooms sold in a given period. Net package revenues generally include revenue derived from the sale of package revenue at all-inclusive resorts comprised of rooms revenue, food and beverage, and entertainment, net of compulsory tips paid to employees. Net Package ADR measures the average room price attained by a hotel, and Net Package ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. Net Package ADR is a commonly used performance measure in our industry, and we use Net Package ADR to assess the pricing levels that we are able to generate by customer group, as changes in rates have a different effect on overall revenues and incremental profitability than changes in occupancy, as described above.

Net Package RevPAR

Net Package RevPAR is the product of the net package ADR and the average daily occupancy percentage. Our management uses Net Package RevPAR to identify trend information with respect to room revenues from comparable properties and to evaluate hotel performance on a regional and segment basis. Net Package RevPAR is a commonly used performance measure in our industry.

Net Financed Contracts

Net Financed Contracts represent Unlimited Vacation Club contracts signed during the period for which an initial cash down payment has been received and the remaining balance is contractually due in monthly installments over an average term of less than 4 years. The Net Financed Contract balance is calculated as the unpaid portion of membership contracts reduced by expenses related to fulfilling the membership program contracts and further reduced by an allowance for future estimated uncollectible installments. Net Financed Contract balances are not reported on our consolidated balance sheets as our right to collect future installments is conditional on our ability to provide continuous access to member benefits at ALG resorts over the contract term, and the associated expenses to fulfill the membership contracts become liabilities of the Company only after the installments are collected. We believe Net Financed Contracts is useful to investors as it represents an estimate of future cash flows due in accordance with contracts signed in the current period. At December 31, 2022, the Net Financed Contract balance not recorded on our consolidated balance sheet was $186 million.

Net Deferrals

Net Deferrals represent the change in contract liabilities associated with the Unlimited Vacation Club membership contracts less the change in deferred cost assets associated with the contracts. The contract liabilities and deferred cost assets are recognized as revenue and expense, respectively, on our consolidated statements of income (loss) over the customer life, which ranges from 3 to 25 years.

Principal Factors Affecting Our Results of Operations

Our revenues and expenses are affected by a variety of factors. Revenues are principally affected by consumer demand, which is closely linked to economic conditions and is sensitive to business and personal discretionary spending levels. Certain expenses associated with our business, including interest, rent, property taxes, insurance, certain salaries and wages, and utilities costs, are relatively fixed and may increase at a greater rate than our revenues and/or may not be able to be reduced at the same rate as declining revenues. The fixed-cost nature of these expenses limits our ability to offset reductions in revenue through cost-cutting measures, which could adversely affect our net cash flows and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth, and when demand rapidly and significantly decreases, as we experienced with the onset of the COVID-19 pandemic. See Part I, Item 1A, "Risk Factors—Risks Related to the Hospitality Industry," and "Risk Factors—Risks Related to Our Business."

Revenues

We primarily derive our revenues from the following sources:

Revenues from hotel operations.   Represents revenues derived from hotel operations, including room rentals and food and beverage sales and other ancillary revenues at our owned and leased properties. Revenues from the majority of our hotel operations depend heavily on demand from group and transient travelers, as discussed below. Revenues from our owned and leased hotels are primarily derived from hotel operations.

Revenues from room rentals and ancillary revenues are primarily derived from three categories of customers: transient, group, and contract. Transient guests are individual travelers who are traveling for business or leisure. Our group guests are traveling for group events that reserve a minimum of 10 rooms for meetings or social functions sponsored by associations, corporate, social, military, educational, religious, or other organizations. Group business usually includes a block of room accommodations as well as other ancillary services, such as catering and banquet services. Our contract guests are traveling under a contract negotiated for a block of rooms for more than 30 days in duration at agreed-upon rates. Airline crews are typical generators of contract demand for our hotels.

Management, franchise, license, and other fees.   Represents revenues derived from fees earned from hotels and residential units managed worldwide, usually under long-term management agreements; franchise fees received in connection with the franchising of our brands, usually under long-term franchise agreements; termination fees; license fees received in connection with the licensing of the Hyatt brand names through our co-branded credit card programs and vacation ownership properties; and fees from marketing services provided to certain ALG resorts. For a detailed discussion of our management and franchise fees, see Part I, Item 1, "Business—Hotel Management Agreements" and Part I, Item 1, "Business—Franchise Agreements."

Distribution and destination management revenues.   Represents revenues derived from the offering of travel products and services through ALG Vacations. Offerings primarily include some or all of the following: air transportation, hotel accommodations primarily provided by third-party resorts, travel insurance, ground transportation, car rental reservations, and excursions provided by third parties.

Other revenues.   Represents revenues primarily related to our Unlimited Vacation Club paid membership program, our residential management operations for condominium units, and our co-branded credit card programs.

Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties.   Represents revenues for the reimbursement of costs incurred on behalf of third-party owners and franchisees. These reimbursed costs relate primarily to payroll at managed properties where we are the employer, as well as reimbursements for costs incurred related to system-wide services and the loyalty program operated on behalf of owners. We recognize these revenues in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties and the corresponding costs in costs incurred on behalf of managed and franchised properties on our consolidated statements of income (loss).

Intersegment eliminations.   Represents management fee revenues and expenses related to our owned and leased hotels and promotional award redemption revenues and expenses related to our co-branded credit card programs at our owned and leased hotels, which are eliminated in consolidation.

RevPAR Statistics

(Comparable locations)	Number of comparable hotels (1)	RevPAR Year Ended December 31, 2022	RevPAR vs. 2021 (in constant $)
System-wide hotels	912	$ 121	60.2 %
Owned and leased hotels	24	176	87.6 %
Americas full service hotels	217	156	74.1 %
Americas select service hotels	431	105	38.6 %
ASPAC full service hotels	118	84	32.0 %
ASPAC select service hotels	31	34	(5.1)%
EAME/SW Asia full service hotels	97	128	110.3 %
EAME/SW Asia select service hotels	18	65	84.6 %

(1) The number of comparable hotels presented above includes owned and leased hotels.

System-wide RevPAR increased 60.2% for the year ended December 31, 2022, compared to the year ended December 31, 2021, driven by increased demand due to the continued recovery from the COVID-19 pandemic and an increased ADR across all segments. See "—Segment Results" for detailed discussion of RevPAR by segment.

Our comparable system-wide hotels RevPAR of $121 for the year ended December 31, 2022 represented a significant improvement, compared to the year ended December 31, 2021, and is approaching pre-COVID-19 pandemic levels. Strength in leisure transient travel continues to lead the recovery with sustained, elevated levels significantly exceeding 2019.

During the year ended December 31, 2022, we also experienced significant improvement in group travel, with group rooms revenue recovered to pre-COVID-19 pandemic levels in the fourth quarter of 2022. Compared to 2021, group bookings production increased at our Americas full service managed hotels, including owned and leased hotels, and business transient demand continued to improve, particularly in the Americas management and franchising segment.

Competition. The hospitality industry is highly competitive. Increased supply can put significant pressure on ADR at our properties as well as those of our competitors. Increasingly, we face competition from new distribution channels in the travel industry, including large companies that offer travel services as part of their business model, peer-to-peer inventory sources, and industry consolidation. We believe our brand strength and ability to manage our operations in an efficient manner will help us to continue competing successfully within the hospitality industry.

Agreements with third-party owners and franchisees and relationships with developers. We depend on our long-term management and franchise agreements with third-party owners and franchisees for a significant portion of our management and franchising fee revenues. The viability of our management and franchising business depends on our ability to maintain good relationships with third-party property owners and franchisees. Our relationships with these third parties also generate new relationships with developers and opportunities for property development that can support our growth. We believe we have good relationships with our third-party owners, franchisees, and developers in all of our segments and are committed to the continued growth and development of these relationships. These relationships exist with a diverse group of owners, franchisees, and developers and are not heavily concentrated with any particular third party.

Access to capital. The hospitality industry is a capital-intensive business that requires significant amounts of capital expenditures to develop, maintain, and renovate properties. Third-party owners and franchisees are required to fund these capital expenditures for the properties they own in accordance with the terms of the applicable management or franchise agreement. Access to the capital that we or our third-party owners, franchisees, or development partners need to finance the construction of new properties or to maintain and renovate existing properties is critical to the continued growth of our business and our revenues. The availability of capital or the conditions under which we or our third-party owners, franchisees, or development partners can obtain capital can have a significant impact on the overall level, cost, and pace of future development and therefore the ability to grow our revenues.

Expenses

We primarily incur the following expenses:

Owned and leased hotels expenses. Reflects the expenses of our consolidated owned and leased hotels. Expenses to operate our hotels include rooms expenses, food and beverage costs, other support costs, and property expenses. Rooms expenses generally includes compensation costs or third-party service cost for housekeeping, laundry, and front desk staff and supply costs for guest room amenities and laundry. Food and beverage costs include costs for wait and kitchen staff and food and beverage products. Other support expenses consist of costs associated with property-level management, including deferred compensation plans for certain employees that are funded through contributions to rabbi trusts, utilities, sales and marketing, hotel spa operations, parking and other guest recreation, entertainment, and services. Property expenses include property taxes, repairs and maintenance, rent, and insurance.

Distribution and destination management expenses. Consists of expenses related to our ALG Vacations business, primarily costs directly related to the selling of travel products and services such as various distribution expenses, including charter air expenses, credit card fees, commissions, and destination management cost of sales. Additionally, distribution and destination management expenses include compensation expenses, professional fees, sales and marketing expenses, and technology expenses.

Depreciation and amortization expenses. Depreciation expenses represent non-cash depreciation of fixed assets such as buildings, furniture, fixtures, and equipment at our consolidated owned and leased hotels. Amortization expenses primarily consist of amortization of customer relationships intangibles and management and franchise agreement intangibles. Changes in depreciation and amortization expenses may be driven by renovations of existing properties, acquisition or development of new properties and/or businesses, or the disposition of existing properties through sale or closure.

Other direct costs. Represents expenses primarily related to direct costs associated with the Unlimited Vacation Club paid membership program, our residential management operations for our condominium units, and our co-branded credit card programs.

Selling, general, and administrative expenses. Consists primarily of compensation expenses, including deferred compensation plans for certain employees that are funded through contributions to rabbi trusts, for our corporate staff and personnel supporting our business segments, including regional offices that support our management and franchising segments; professional fees, including consulting, audit, and legal fees; travel and entertainment expenses; sales and marketing expenses; bad debt expenses; and office administrative and related expenses, including rent expenses.

Costs incurred on behalf of managed and franchised properties. Represents costs incurred on behalf of third-party owners and franchisees. These reimbursed costs relate primarily to payroll at managed properties where we are the employer, as well as expenses related to system-wide services and the loyalty program operated on behalf of owners.

Other Items

Asset impairments

We hold significant amounts of goodwill, intangible assets, property and equipment, operating lease right-of-use ("ROU") assets, and investments. We evaluate these assets on a quarterly basis for impairment as further discussed in "— Critical Accounting Policies and Estimates." These evaluations have, in the past, resulted in impairment charges for certain of these assets based on the specific facts and circumstances surrounding those assets. We may be required to take additional impairment charges to reflect potential future declines in our asset and/or investment values.

Acquisitions, divestitures, and significant renovations

From time to time, we may acquire businesses to support our long-term growth strategy. We also routinely acquire, divest, or undertake large-scale renovations of hotel properties. The results of operations derived from these properties do not, therefore, meet the definition of "comparable hotels" as defined in "—Key Business Metrics Evaluated by Management." The results of operations from these properties, however, may have a material effect on our results from period to period and are, therefore, addressed separately in our discussion on results of operations, when material.

In 2022, we entered into the following key transactions:

- sold The Confidante Miami Beach for approximately $227 million and entered into a long-term management agreement for the property upon sale;

- sold Hyatt Regency Indian Wells Resort & Spa for approximately $136 million and entered into a long-term management agreement for the property upon sale;

- sold The Driskill for approximately $119 million and entered into a long-term management agreement for the property upon sale;

- sold Grand Hyatt San Antonio River Walk for approximately $109 million of cash, a $19 million HTM debt security, and $18 million release of restricted cash and entered into a long-term management agreement for the property upon sale;

- sold Hyatt Regency Greenwich for approximately $38 million and entered into a long-term management agreement for the property upon sale; and

- acquired Hotel Irvine for $135 million, net of closing costs and proration adjustments.

In 2021, we entered into the following key transactions:

- acquired ALG for $2.7 billion, net of cash acquired;

- acquired Alila Ventana Big Sur for $146 million and subsequently sold the property to an unrelated third party for approximately $148 million and entered into a long-term management agreement for the property upon sale;

- purchased the remaining 50% interest in the entities that owned Grand Hyatt São Paulo for $6 million of cash. Additionally, we repaid the $78 million third-party mortgage loan on the property, and we were released from our debt repayment guarantee;

- sold Hyatt Regency Lake Tahoe Resort, Spa and Casino for approximately $343 million and entered into a long-term management agreement for the property upon sale;

- sold Hyatt Regency Lost Pines Resort and Spa for approximately $268 million and entered into a long-term management agreement for the property upon sale; and

- contributed Hyatt Regency Miami assets to a newly-formed unconsolidated hospitality venture for an agreed-upon value of $22 million, resulting in the derecognition of the nonfinancial assets in the subsidiary.

See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 7 to our Consolidated Financial Statements" for further discussion on these key transactions.

Effect of foreign currency exchange rate fluctuations

A significant portion of our operations are conducted in functional currencies other than our reporting currency, which is the U.S. dollar. As a result, we are required to translate those results from the functional currency into U.S. dollars at market-based average exchange rates during the period reported. When comparing our results of operations between periods, there may be material portions of the changes in our revenues or expenses that are derived from fluctuations in exchange rates experienced between those periods. See Part I, Item 1A, "Risk Factors—Risks Related to our Business—The risks of doing business internationally, or in a particular country or region, could lower our revenues, increase our costs, reduce our profits, or disrupt our business."

Results of Operations

Years Ended December 31, 2022 and December 31, 2021

Discussion on Consolidated Results

For additional information regarding our consolidated results, refer to our consolidated statements of income (loss) included in Part IV, Item 15, "Exhibits and Financial Statement Schedule—Consolidated Financial Statements." During the year ended December 31, 2022, consolidated results improved significantly in all segments, compared to the year ended December 31, 2021, which was negatively impacted by the COVID-19 pandemic. The year ended December 31, 2022 also benefited from strong performance by ALG, which was acquired on November 1, 2021. See "—Segment Results" for further discussion.

The impact from our investments in marketable securities held to fund our deferred compensation plans through rabbi trusts was recognized on the following financial statement line items and had no impact on net income (loss): revenues for the reimbursement of costs incurred on behalf of managed and franchised properties; owned and leased hotels expenses; selling, general, and administrative expenses; costs incurred on behalf of managed and franchised properties; and net gains (losses) and interest income from marketable securities held to fund rabbi trusts.

Owned and leased hotels revenues.

| | Year Ended December 31, | | | | |
	2022	2021	Better / (Worse)		Currency Impact
Comparable owned and leased hotels revenues	$ 976	$ 539	$ 437	81.3 %	$ (7)
Non-comparable owned and leased hotels revenues	259	299	(40)	(13.5)%	(1)
Total owned and leased hotels revenues	$ 1,235	$ 838	$ 397	47.4 %	$ (8)

Comparable owned and leased hotels revenues increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, driven by increased demand and ADR across the portfolio in 2022 due to the ongoing recovery from the COVID-19 pandemic. For the same periods, non-comparable owned and leased hotels revenues decreased primarily driven by disposition activity, partially offset by the re-opening of an owned hotel that had suspended operations in 2021. During the year ended December 31, 2022, ALG's owned and leased hotels revenues were $21 million.

Management, franchise, license, and other fees revenues.

| | Year Ended December 31, | | | |
	2022	2021	Better / (Worse)	
Base management fees	$ 319	$ 169	$ 150	88.9 %
Incentive management fees	192	58	134	227.3 %
Franchise, license, and other fees	297	191	106	55.4 %
Management, franchise, license, and other fees	$ 808	$ 418	$ 390	93.0 %

| | Year Ended December 31, | | | |
	2022	2021	Better / (Worse)	
Management, franchise, license, and other fees	$ 808	$ 418	$ 390	93.0 %
Contra revenue	(31)	(35)	4	11.3 %
Net management, franchise, license, and other fees	$ 777	$ 383	$ 394	102.6 %

The increase in management fees for the year ended December 31, 2022, compared to the same period in 2021, was due to increased demand and ADR in 2022 driven by the ongoing recovery from the COVID-19 pandemic, a $105 million increase of management fees related to ALG, which was acquired in the fourth quarter of 2021, and portfolio growth across all segments.

The increase in franchise, license, and other fees revenues for the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily driven by franchise fees in the Americas management and franchising segment due to increased demand and ADR in 2022 driven by the ongoing recovery from the COVID-19 pandemic and increased license fees related to our co-branded credit card programs. Additionally, other fees revenues increased for the year ended December 31,

2022, compared to the year ended December 31, 2021, driven by fees from marketing services provided by ALG and a termination fee.

See "—Segment Results" for further discussion.

Distribution and destination management revenues. Distribution and destination management revenues were $986 million for the year ended December 31, 2022, driven by strong leisure demand. Distribution and destination management revenues were $115 million the year ended December 31, 2021, representing revenues following the ALG Acquisition in the fourth quarter of 2021.

Other revenues. Other revenues increased $164 million during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by the Unlimited Vacation Club paid membership program, which was acquired through the ALG Acquisition in the fourth quarter of 2021, and an increase in revenues related to our residential management operations due to the ongoing recovery from the COVID-19 pandemic.

Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties.

| | Year Ended December 31, | | | |
	2022	2021	Change	
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties	$ 2,620	$ 1,583	$ 1,037	65.4 %
Less: rabbi trust impact	35	(19)	54	285.9 %
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties excluding rabbi trust impact	$ 2,655	$ 1,564	$ 1,091	69.7 %

Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by higher reimbursements for payroll and related expenses at managed properties where we are the employer and reimbursements for costs related to system-wide services provided to managed and franchised properties due to increased hotel operations and performance as a result of the ongoing recovery from the COVID-19 pandemic. Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties related to ALG, which was acquired in the fourth quarter of 2021, increased $103 million during the year ended December 31, 2022 compared to the year ended December 31, 2021.

The increase in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties during the year ended December 31, 2022, compared to the year ended December 31, 2021, included a $54 million decrease in the value of the marketable securities held to fund our deferred compensation plans through rabbi trusts due to a decline in market performance.

Owned and leased hotels expenses.

| | Year Ended December 31, | | | |
	2022	2021	Better / (Worse)	
Comparable owned and leased hotels expenses	$ 712	$ 470	$ (242)	(51.6)%
Non-comparable owned and leased hotels expenses	212	250	38	15.3 %
Rabbi trust impact	(8)	5	13	242.4 %
Total owned and leased hotels expenses	$ 916	$ 725	$ (191)	(26.2)%

The increase in comparable owned and leased hotels expenses during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to higher variable expenses driven by increased demand in 2022 due to ongoing recovery from the COVID-19 pandemic. For the same periods, the decrease in non-comparable owned and leased hotels expenses was primarily driven by disposition activity, partially offset by the re-opening of an owned hotel that was closed due to suspended operations in 2021. Owned and leased hotels expenses related to ALG, which was acquired in the fourth quarter of 2021, increased $23 million during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Distribution and destination management expenses. Distribution and destination management expenses were $775 million for the year ended December 31, 2022, driven by strong leisure travel demand. Distribution and destination management expenses were $112 million the year ended December 31, 2021, representing expenses following the ALG Acquisition in the fourth quarter of 2021.

Depreciation and amortization expenses.   Depreciation and amortization expenses increased $116 million during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by amortization of intangible assets acquired in the ALG Acquisition in the fourth quarter of 2021, partially offset by dispositions of owned hotels.

Other direct costs.   Other direct costs increased $153 million during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by the Unlimited Vacation Club paid membership program, which was acquired in the ALG Acquisition in the fourth quarter of 2021, and increased expenses related to our residential management operations due to the ongoing recovery from the COVID-19 pandemic.

Selling, general, and administrative expenses.

	Year Ended December 31,			
	2022	**2021**	**Change**	
Selling, general, and administrative expenses	$ 464	$ 366	$ 98	26.8 %
Less: rabbi trust impact	67	(38)	105	279.6 %
Less: stock-based compensation expense	(61)	(50)	(11)	(20.2)%
Adjusted selling, general, and administrative expenses	$ 470	$ 278	$ 192	69.2 %

Selling, general, and administrative expenses increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by costs from the ALG business, which was acquired in the fourth quarter of 2021, inclusive of a $19 million increase in integration-related costs, partially offset by the decline in market performance of the underlying investments in marketable securities held to fund our deferred compensation plans through rabbi trusts.

Adjusted selling, general, and administrative expenses exclude the impact of deferred compensation plans funded through rabbi trusts and stock-based compensation expense. See "—Key Business Metrics Evaluated by Management" for further discussion of Adjusted selling, general, and administrative expenses.

Costs incurred on behalf of managed and franchised properties.

	Year Ended December 31,			
	2022	**2021**	**Change**	
Costs incurred on behalf of managed and franchised properties	$ 2,632	$ 1,639	$ 993	60.6 %
Less: rabbi trust impact	35	(19)	54	285.9 %
Costs incurred on behalf of managed and franchised properties excluding rabbi trust impact	$ 2,667	$ 1,620	$ 1,047	64.7 %

Costs incurred on behalf of managed and franchised properties increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by increased payroll and related expenses at managed properties where we are the employer and expenses related to system-wide services provided to managed and franchised properties due to improved hotel operating performance as a result of the ongoing recovery from the COVID-19 pandemic. Additionally, costs incurred on behalf of managed and franchised properties related to ALG, which was acquired in the fourth quarter of 2021, increased $107 million during the year ended December 31, 2022 compared to the year ended December 31, 2021.

The increase during the year ended December 31, 2022, compared to the year ended December 31, 2021, included a $54 million decrease in the value of the marketable securities held to fund our deferred compensation plans through rabbi trusts due to a decline in market performance.

Net gains (losses) and interest income from marketable securities held to fund rabbi trusts.

	Year Ended December 31,			
	2022	**2021**	**Better / (Worse)**	
Rabbi trust gains (losses) allocated to selling, general, and administrative expenses	$ (67)	$ 38	$ (105)	(279.6)%
Rabbi trust gains (losses) allocated to owned and leased hotels expenses	(8)	5	(13)	(242.4)%
Net gains (losses) and interest income from marketable securities held to fund rabbi trusts	$ (75)	$ 43	$ (118)	(274.7)%

Net gains (losses) and interest income from marketable securities held to fund rabbi trusts decreased during the year ended December 31, 2022, compared to the year ended December 31, 2021, driven by the performance of the underlying invested assets.

Equity earnings (losses) from unconsolidated hospitality ventures.

	Year Ended December 31,					
	2022		2021		Better / (Worse)	
Net gains from sales activity related to unconsolidated hospitality ventures (Note 4)	$	18	$	100	$	(82)
Hyatt's share of unconsolidated hospitality ventures' net losses excluding foreign currency		(30)		(60)		30
Other		17		(12)		29
Equity earnings (losses) from unconsolidated hospitality ventures	$	5	$	28	$	(23)

During the year ended December 31, 2022, Hyatt's share of unconsolidated hospitality venture losses decreased, compared to the same period in the prior year, driven by the ongoing recovery from the COVID-19 pandemic by our unconsolidated hospitality ventures.

During the year ended December 31, 2021, we recognized a $69 million pre-tax gain in connection with the acquisition of the remaining 50% interest in the entities that own Grand Hyatt São Paulo and $31 million of gains due to other sales activity, partially offset by debt repayment guarantees for hotel properties in India that we entered into during 2021. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Notes 4 and 15 to our Consolidated Financial Statements" for further detail.

Interest expense.   Interest expense decreased $13 million during the year ended December 31, 2022, compared to the year ended December 31, 2021, driven by redemptions of certain of our senior notes in 2022 and 2021. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 11 to our Consolidated Financial Statements" for additional information.

Gains (losses) on sales of real estate and other.   During the year ended December 31, 2022, we recognized the following:

- $137 million pre-tax gain related to the sale of Grand Hyatt San Antonio River Walk;

- $51 million pre-tax gain related to the sale of The Driskill;

- $40 million pre-tax gain related to the sale of Hyatt Regency Indian Wells Resort & Spa;

- $24 million pre-tax gain related to the sale of The Confidante Miami Beach; and

- $14 million pre-tax gain related to the sale of Hyatt Regency Greenwich.

During the year ended December 31, 2021, we recognized the following:

- $305 million pre-tax gain related to the sale of Hyatt Regency Lake Tahoe Resort, Spa and Casino; and

- $104 million pre-tax gain related to the sale of Hyatt Regency Lost Pines Resort and Spa.

See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 7 to our Consolidated Financial Statements" for additional information.

Asset impairments.   During the year ended December 31, 2022, we recognized $21 million of impairment charges related to brand and other indefinite-lived intangibles, as we determined the carrying values of certain brand intangibles were in excess of fair values; $10 million of impairment charges related to management and franchise agreement intangible assets, primarily as a result of contract terminations; and a $7 million goodwill impairment charge in connection with the sale of Grand Hyatt San Antonio River Walk. During the year ended December 31, 2021, we recognized $8 million of impairment charges related to intangible assets, primarily as a result of contract terminations.

See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 9 to our Consolidated Financial Statements" for additional information.

Other income (loss), net.   Other income (loss), net decreased $21 million from a $19 million loss for the year ended December 31, 2021 to a $40 million loss for the year ended December 31, 2022. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 21 to our Consolidated Financial Statements" for additional information.

Benefit (provision) for income taxes.

	Year Ended December 31,					
	2022		**2021**		**Change**	
Income (loss) before income taxes	$	363	$	44	$ 319	724.1 %
Benefit (provision) for income taxes		92		(266)	358	134.4 %
Effective tax rate		(25.2)%		603.5 %		(628.7)%

The income tax benefit and decrease in the effective income tax rate for the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to a valuation allowance recorded on U.S. federal and state deferred tax assets in 2021, of which a significant portion was released in 2022. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 14 to our Consolidated Financial Statements" for further detail.

Segment Results

As described in Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 19 to our Consolidated Financial Statements," we evaluate segment operating performance using owned and leased hotels revenues; management, franchise, license, and other fees revenues; distribution and destination management revenues; and Adjusted EBITDA.

During the year ended December 31, 2022, our segment revenues, comparable RevPAR, and Adjusted EBITDA improved significantly in all segments, compared to the year ended December 31, 2021, due to the ongoing recovery from the COVID-19 pandemic.

Owned and leased hotels segment revenues.

	Year Ended December 31,							
	2022		**2021**		**Better / (Worse)**		**Currency Impact**	
Comparable owned and leased hotels revenues	$	1,004	$	556	$	448	80.9 % $	(7)
Non-comparable owned and leased hotels revenues		238		299		(61)	(20.6)%	(1)
Total segment revenues	$	1,242	$	855	$	387	45.2 % $	(8)

Comparable owned and leased hotels revenues increased for the year ended December 31, 2022, compared to the same period in the prior year, driven by increased demand and ADR in 2022 across the portfolio, primarily due to the ongoing recovery from the COVID-19 pandemic.

For the same periods, non-comparable owned and leased hotels revenues decreased, primarily driven by disposition activity, partially offset by the re-opening of an owned hotel that had suspended operations in 2021.

	Year Ended December 31,					
	RevPAR		**Occupancy**		**ADR**	
	2022	**vs. 2021 (in constant $)**	**2022**	**vs. 2021**	**2022**	**vs. 2021 (in constant $)**
Comparable owned and leased hotels	$ 176	87.6 %	65.8 %	22.7% pts	$ 267	22.9 %

The increase in RevPAR at our comparable owned and leased hotels during the year ended December 31, 2022, compared to the same period in 2021, was primarily due to continued recovery from the COVID-19 pandemic, driven by strong group and leisure transient demand and ADR, as well as growing momentum in business transient travel.

During the year ended December 31, 2022, we removed eight properties from the comparable owned and leased hotels results as six properties were sold, one property is undergoing a significant renovation, and two properties were combined into one.

Owned and leased hotels segment Adjusted EBITDA.

	Year Ended December 31,			
	2022	**2021**	**Better / (Worse)**	
Owned and leased hotels Adjusted EBITDA	$ 252	$ 77	$ 175	228.9 %
Pro rata share of unconsolidated hospitality ventures' Adjusted EBITDA	55	14	41	290.6 %
Segment Adjusted EBITDA	$ 307	$ 91	$ 216	238.5 %

Adjusted EBITDA at our owned and leased hotels increased during the year ended December 31, 2022, compared to the same period in 2021, driven by increased comparable owned and leased hotels revenues, partially offset by increased comparable owned and leased hotels expenses due to higher variable expenses incurred primarily as a result of higher demand in 2022 related to the ongoing recovery from the COVID-19 pandemic.

Our pro rata share of unconsolidated hospitality ventures' Adjusted EBITDA increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by increased demand during 2022 due to continued recovery from the COVID-19 pandemic.

Americas management and franchising segment revenues.

	Year Ended December 31,			
	2022	**2021**	**Better / (Worse)**	
Segment revenues				
Management, franchise, license, and other fees	$ 479	$ 277	$ 202	72.4 %
Contra revenue	(24)	(19)	(5)	(21.1)%
Other revenues	119	84	35	41.0 %
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties (1)	2,271	1,410	861	61.2 %
Total segment revenues	$ 2,845	$ 1,752	$ 1,093	62.4 %

(1) See "—Results of Operations" for further discussion regarding the increase in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties.

The increase in management, franchise, license, and other fees during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to continued recovery from the COVID-19 pandemic, which was led by certain markets in the United States, particularly leisure destinations.

The increase in other revenues during the year ended December 31, 2022, compared to the same period in the prior year, was driven by our residential management business due to continued recovery from the COVID-19 pandemic, driven by strong demand and ADR.

	Year Ended December 31,					
	RevPAR		Occupancy		ADR	
(Comparable System-wide Hotels)	**2022**	**vs. 2021 (in constant $)**	**2022**	**vs. 2021**	**2022**	**vs. 2021 (in constant $)**
Americas full service	$ 156	74.1 %	63.7 %	19.6% pts	$ 245	20.5 %
Americas select service	$ 105	38.6 %	69.7 %	8.5% pts	$ 151	21.8 %

The RevPAR increases at our comparable system-wide full service and select service hotels during the year ended December 31, 2022, compared to the year ended December 31, 2021, were due primarily to the continued recovery from the COVID-19 pandemic. ADR for comparable system-wide hotels exceeded pre-COVID-19 pandemic levels for the year ended December 31, 2022.

During the year ended December 31, 2022, we removed five properties from the comparable Americas full service system-wide hotel results as four properties left the portfolio, one property is undergoing a significant renovation, and two properties were combined into one. During the year ended December 31, 2022, we removed six properties from the comparable Americas select service system-wide hotel results as they left the portfolio.

Americas management and franchising segment Adjusted EBITDA.

	Year Ended December 31,			
	2022	**2021**	**Better / (Worse)**	
Segment Adjusted EBITDA	$ 422	$ 231	$ 191	82.7 %

Adjusted EBITDA increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by the increase in management and franchise fees.

ASPAC management and franchising segment revenues.

	Year Ended December 31,			
	2022	**2021**	**Better / (Worse)**	
Segment revenues				
Management, franchise, license, and other fees	$ 85	$ 72	$ 13	18.9 %
Contra revenue	(2)	(4)	2	34.7 %
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties (1)	138	96	42	43.1 %
Total segment revenues	$ 221	$ 164	$ 57	34.2 %

(1) See "—Results of Operations" for further discussion regarding the increase in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties.

Management, franchise, license, and other fees increased for the year ended December 31, 2022, compared to the same period in the prior year, primarily driven by the continued recovery from the COVID-19 pandemic, which was evident in all markets, excluding Greater China, as locations eased the remaining travel restrictions and global travel demand increased.

	Year Ended December 31,					
	RevPAR		**Occupancy**		**ADR**	
(Comparable System-wide Hotels)	**2022**	**vs. 2021 (in constant $)**	**2022**	**vs. 2021**	**2022**	**vs. 2021 (in constant $)**
ASPAC full service	$ 84	32.0 %	48.7 %	6.7% pts	$ 172	13.8 %
ASPAC select service	$ 34	(5.1)%	50.9 %	(3.0)% pts	$ 67	0.5 %

Comparable full service RevPAR increased for year ended December 31, 2022, compared to the same period in the prior year, primarily due to the increased demand and ADR in Southeast Asia, Australia, South Korea, and Japan, partially offset by decreased demand and ADR in Greater China.

Comparable select service RevPAR decreased for the year ended December 31, 2022, compared to the same period in the prior year, primarily driven by decreased demand in Greater China.

During the year ended December 31, 2022, we removed three properties from the comparable ASPAC full service hotel results as two properties are undergoing a significant renovation and one property had partially suspended operations. During the year ended December 31, 2022, we removed two properties from the comparable ASPAC select service system-wide hotel results as one property left the portfolio and one property experienced a seasonal closure.

ASPAC management and franchising segment Adjusted EBITDA.

	Year Ended December 31,			
	2022	**2021**	**Better / (Worse)**	
Segment Adjusted EBITDA	$ 42	$ 29	$ 13	44.6 %

Adjusted EBITDA increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by the increase in management fees.

EAME/SW Asia management and franchising segment revenues.

| | Year Ended December 31, | | | | |
	2022	2021	Better / (Worse)		
Segment revenues					
Management, franchise, license, and other fees	$ 98	$ 43	$ 55	129.1 %
Contra revenue	(4)	(12)	8	66.5 %
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties (1)	97	66	31	45.3 %
Total segment revenues	$ 191	$ 97	$ 94	96.2 %

(1) See "—Results of Operations" for further discussion regarding the increase in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties.

The increase in management, franchise, license, and other fees during the year ended December 31, 2022, compared to the year ended December 31, 2021, was driven by an increase in management fees across certain markets in Western Europe, the Middle East, and India, primarily due to the continued recovery from the COVID-19 pandemic. The year ended December 31, 2022 also benefited from an increase in other fees due to the termination of a management contract for a hotel in the pipeline.

| | Year Ended December 31, | | | | | |
| | RevPAR | | Occupancy | | ADR | |
(Comparable System-wide Hotels)	2022	vs. 2021 (in constant $)	2022	vs. 2021	2022	vs. 2021 (in constant $)
EAME/SW Asia full service	$ 128	110.3 %	61.9 %	21.5% pts	$ 208	37.3 %
EAME/SW Asia select service	$ 65	84.6 %	69.8 %	20.9% pts	$ 93	29.3 %

Comparable system-wide hotels RevPAR increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by certain leisure destinations in Western and Southern Europe, the Middle East, and India due to the continued recovery from the COVID-19 pandemic and the easing of travel restrictions in certain markets.

During the year ended December 31, 2022, we removed seven properties from the comparable EAME/SW Asia full service system-wide hotel results as four properties had suspended operations, two properties left the portfolio, and one property had a significant expansion. During the year ended December 31, 2022, we removed three properties from the comparable EAME/SW Asia select service system-wide hotel results as two properties left the portfolio and one property converted from franchised to managed.

EAME/SW Asia management and franchising segment Adjusted EBITDA.

| | Year Ended December 31, | | | | |
	2022	2021	Better / (Worse)		
Segment Adjusted EBITDA	$ 59	$ 17	$ 42	250.4 %

Adjusted EBITDA increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by the increase in management and other fees, partially offset by increases in certain selling, general, and administrative expenses, including higher payroll and related costs due to increased headcount.

Apple Leisure Group segment revenues.

	Year Ended December 31,							
	2022		**2021**		**Better / (Worse)**			
Segment revenues								
Owned and leased hotels	$	21	$	—	$	21		NM
Management, franchise, license, and other fees		146		21		125		591.9 %
Contra revenue		(1)		—		(1)		NM
Distribution and destination management		986		115		871		761.3 %
Other revenues		137		19		118		638.1 %
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties		114		11		103		916.7 %
Total segment revenues	$	1,403	$	166	$	1,237		748.2 %

We acquired ALG on November 1, 2021, and as a result, our 2021 results include two months of ALG operations.

For the year ended December 31, 2022, management, franchise, license, and other fees revenues reflect Net Package RevPAR of $199 for ALG resorts in the Americas, including resorts in Mexico, the Caribbean, Central America, and South America. For the year ended December 31, 2022, management, franchise, license, and other fees revenues reflect Net Package RevPAR of $101 for ALG resorts in Europe.

For the year ended December 31, 2021, management, franchise, license, and other fees revenues reflect Net Package RevPAR of $188 for ALG resorts in the Americas, including resorts in Mexico, the Caribbean, Central America, and South America. For the year ended December 31, 2021, management, franchise, license, and other fees revenues reflect Net Package RevPAR of $92 for ALG resorts in Europe.

Apple Leisure Group segment Adjusted EBITDA.

	Year Ended December 31,							
	2022		**2021**		**Change**			
Segment Adjusted EBITDA	$	231	$	4	$	227		NM
Net Deferral activity								
Increase in deferred revenue	$	199	$	35	$	164		469.3 %
Increase in deferred costs		(105)		(16)		(89)		(557.4)%
Net Deferrals	$	94	$	19	$	75		395.3 %
Increase in Net Financed Contracts	$	63	$	8	$	55		727.1 %

Adjusted EBITDA increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by the ALG Acquisition in the fourth quarter of 2021, as well as strong leisure demand in 2022.

During the years ended December 31, 2022 and December 31, 2021, ALG benefited from the sale of new Unlimited Vacation Club membership contracts, which increased Net Deferrals and Net Financed Contracts.

Net Deferrals represent cash received in the period for both membership down payments and monthly installment payments on financed contracts, less cash paid for costs incurred to sell new contracts, net of revenues and expenses recognized on our consolidated statements of income (loss) during the period.

Net Financed Contracts represent contractual future cash flows due to the Company over an average term of less than 4 years, less expenses that will be incurred to fulfill the contract, net of monthly cash installment payments received during the period. At December 31, 2022 and December 31, 2021, the Net Financed Contract balances not recorded on our consolidated balance sheet were $186 million and $133 million, respectively.

Corporate and other.

	Year Ended December 31,					
	2022		**2021**		**Better / (Worse)**	
Revenues	$	65	$	41	$	24	58.1 %
Adjusted EBITDA	$	(154)	$	(116)	$	(38)	(33.7)%

Revenues increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by increased revenues related to our co-branded credit card programs.

Adjusted EBITDA decreased during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by increases in certain selling, general, and administrative expenses, including a $19 million increase of ALG integration costs, as well as higher payroll and related costs due to increased headcount.

Non-GAAP Measure Reconciliation

The table below provides a reconciliation of our net income (loss) attributable to Hyatt Hotels Corporation to EBITDA and a reconciliation of EBITDA to consolidated Adjusted EBITDA:

	Year Ended December 31,					
	2022		**2021**		**Change**	
Net income (loss) attributable to Hyatt Hotels Corporation	$	**455**	$	**(222)**	$	**677**	**305.0 %**
Interest expense		150		163		(13)	(8.2) %
(Benefit) provision for income taxes		(92)		266		(358)	(134.4) %
Depreciation and amortization		426		310		116	37.3 %
EBITDA		**939**		**517**		**422**	**81.5 %**
Contra revenue		31		35		(4)	(11.3) %
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties		(2,620)		(1,583)		(1,037)	(65.4) %
Costs incurred on behalf of managed and franchised properties		2,632		1,639		993	60.6 %
Equity (earnings) losses from unconsolidated hospitality ventures		(5)		(28)		23	80.6 %
Stock-based compensation expense		61		50		11	20.2 %
(Gains) losses on sales of real estate and other		(263)		(414)		151	36.6 %
Asset impairments		38		8		30	376.7 %
Other (income) loss, net		40		19		21	109.2 %
Pro rata share of unconsolidated owned and leased hospitality ventures' Adjusted EBITDA		55		14		41	290.6 %
Adjusted EBITDA	$	**908**	$	**257**	$	**651**	**252.9 %**

Liquidity and Capital Resources

Overview

We finance our business primarily with existing cash, short-term investments, and cash generated from our operations. As part of our long-term business strategy, we use net proceeds from dispositions to pay down debt; support new investment opportunities, including acquisitions; and return capital to our stockholders, when appropriate. If we deem it necessary, we borrow cash under our revolving credit facility or from other third-party sources and raise funds by issuing debt or equity securities. We maintain a cash investment policy that emphasizes the preservation of capital.

We expect to successfully execute our commitment announced in August of 2021 to realize $2.0 billion of proceeds from the disposition of owned assets, net of acquisitions, by the end of 2024. As of February 16, 2023, we have realized $721 million of proceeds from the net disposition of owned assets as part of this commitment.

We may, from time to time, seek to retire or purchase our outstanding equity and/or debt securities through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, or otherwise, including pursuant to a Rule 10b5-1 plan or an ASR transaction. Such repurchases or exchanges, if any, will depend on prevailing market conditions, restrictions in our existing or future financing arrangements, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. During the year ended December 31, 2022, we returned $369 million of capital to our stockholders through share repurchases, and during January 2023, we returned an additional $14 million of capital to our stockholders through share repurchases. During the year ended December 31, 2022, there were no dividend payments.

We believe that our cash position, short-term investments, cash from operations, borrowing capacity under our revolving credit facility, and access to the capital markets will be adequate to meet all of our funding requirements and capital deployment objectives in both the short term and long term.

Recent Transactions Affecting Our Liquidity and Capital Resources

During the years ended December 31, 2022 and December 31, 2021, various transactions impacted our liquidity. See "—Sources and Uses of Cash."

Sources and Uses of Cash

| | Year Ended December 31, | |
	2022	2021
Cash provided by (used in):		
Operating activities	$ 674	$ 315
Investing activities	416	(1,772)
Financing activities	(1,106)	1,288
Effect of exchange rate changes on cash	18	(3)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 2	$ (172)

Cash Flows from Operating Activities

Cash provided by operating activities increased $359 million in the year ended December 31, 2022, compared to the year ended December 31, 2021, due to strong performance across the portfolio. These increases were partially offset by the receipt of a $254 million refund from the IRS for a loss carryback claim allowed under the provision of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act during the year ended December 31, 2021.

Cash Flows from Investing Activities

2022 Activity:

- We received $227 million of proceeds, net of closing costs and proration adjustments, from the sale of The Confidante Miami Beach.

- We received $136 million of proceeds, net of closing costs and proration adjustments, from the sale of Hyatt Regency Indian Wells Resort & Spa.

- We received $119 million of proceeds, net of closing costs and proration adjustments, from the sale of The Driskill.

- We received $109 million of cash consideration, net of closing costs, from the sale of Grand Hyatt San Antonio River Walk.

- We received $108 million of net proceeds from the sale of marketable securities and short-term investments.

- We received $54 million of proceeds related to the sales activity related to certain equity method investments and the redemption of held-to-maturity ("HTM") debt securities.

- We received $38 million of proceeds, net of closing costs and proration adjustments, from the sale of Hyatt Regency Greenwich.

- We received $17 million of proceeds from financing receivables.

- We invested $201 million in capital expenditures (see "—Capital Expenditures").

- We acquired Hotel Irvine for $135 million of cash, net of closing costs and proration adjustments.

- We paid $39 million related to the ALG Acquisition for amounts due back to the seller for purchase price adjustments.

- We issued $25 million of financing receivables.

2021 Activity:

- We acquired ALG for $2,679 million of cash, net of $460 million of cash and cash equivalents and $16 million of restricted cash acquired.

- We acquired Alila Ventana Big Sur for $146 million of cash, net of closing costs and proration adjustments, and received $148 million of proceeds, net of closing costs and proration adjustments from the subsequent sale.

- We invested $111 million in capital expenditures (see "—Capital Expenditures").

- We purchased our hospitality venture partner's interest in the entities that own Grand Hyatt São Paulo for $6 million of cash, and we repaid the $78 million third-party mortgage loan on the property.

- We invested $29 million in unconsolidated hospitality ventures.

- We issued $21 million of financing receivables.

- We acquired land from an unrelated third party for $7 million of cash.

- We received $447 million of net proceeds from the sale of marketable securities and short-term investments.

- We received $343 million of proceeds, net of closing costs and proration adjustments, from the sale of Hyatt Regency Lake Tahoe Resort, Spa and Casino.

- We received $268 million of proceeds, net of closing costs and proration adjustments, from the sale of Hyatt Regency Lost Pines Resort and Spa.

- We received $98 million of proceeds from the sales activity related to certain equity method investments and the redemption of HTM debt securities.

- We received $3 million of proceeds, net of cash disposed, closing costs, and proration adjustments, from the sale of our interest in the consolidated hospitality venture that owns Hyatt Regency Bishkek.

Periodically, we enter into like-kind exchange agreements upon the disposition or acquisition of certain properties. Pursuant to the terms of these agreements, the proceeds from the sales are placed into an escrow account administered by a qualified intermediary and are unavailable for our use until released. The proceeds are recorded as restricted cash on our consolidated balance sheets and released (i) if they are utilized as part of a like-kind exchange agreement, (ii) if we do not identify a suitable replacement property within 45 days after the agreement date, or (iii) when a like-kind exchange agreement is not completed within the remaining allowable time period.

Cash Flows from Financing Activities

2022 Activity:

- We repurchased 4,233,894 shares of Class A common stock for an aggregate purchase price of $369 million.

- We redeemed our outstanding $350 million of 3.375% senior notes due 2023, for approximately $353 million, inclusive of $3 million of accrued interest.

- We redeemed our outstanding $300 million of floating rate senior notes due 2023, for approximately $302 million, inclusive of $2 million of accrued interest.

- We repurchased $58 million of other senior notes.

- We utilized $8 million of restricted cash to defease the Tax-Exempt Contract Revenue Empowerment Zone Bonds, Series 2005A and Contract Revenue Bonds, Senior Taxable Series 2005B (collectively, the "Series 2005 Bonds").

2021 Activity:

- We issued senior notes for approximately $1,738 million of net proceeds, after deducting $11 million of underwriting discounts and other offering expenses.

- We issued and sold 8,050,000 shares of Class A common stock and received $575 million of net proceeds, after deducting approximately $25 million of underwriting discounts and other offering expenses (the "common stock issuance").

- We redeemed our outstanding $750 million of three-month London Interbank Offered Rate ("LIBOR") plus 3.000% senior notes due 2022, for approximately $753 million, inclusive of $3 million of accrued interest.

- We repaid our outstanding $250 million of 5.375% senior notes due 2021 at an issue price of 99.846%, at maturity for approximately $257 million, inclusive of $7 million of accrued interest.

- We borrowed and repaid $210 million on our revolving credit facility.

We define net debt as total debt less the total of cash and cash equivalents and short-term investments. We consider net debt and its components to be an important indicator of liquidity and a guiding measure of capital structure strategy. Net debt is a non-GAAP measure and may not be computed the same as similarly titled measures used by other companies. The following table provides a summary of our debt to capital ratios:

	December 31, 2022	December 31, 2021
Consolidated debt (1)	$ 3,113	$ 3,978
Stockholders' equity	3,699	3,563
Total capital	6,812	7,541
Total debt to total capital	45.7 %	52.8 %
Consolidated debt (1)	3,113	3,978
Less: Cash and cash equivalents and short-term investments	(1,149)	(1,187)
Net consolidated debt	$ 1,964	$ 2,791
Net debt to total capital	28.8 %	37.0 %

(1) Excludes approximately $538 million and $581 million of our share of indebtedness of our unconsolidated hospitality ventures accounted for under the equity method at December 31, 2022 and December 31, 2021, respectively, substantially all of which is non-recourse to us and a portion of which we guarantee pursuant to separate agreements.

Capital Expenditures

We routinely make capital expenditures to enhance our business. We classify our capital expenditures into maintenance and technology, enhancements to existing properties, and other. We have been, and will continue to be, disciplined with respect to our capital spending, taking into account our cash flow from operations.

	Year Ended December 31,	
	2022	2021
Maintenance and technology	$ 101	$ 43
Enhancements to existing properties	93	68
Other	7	—
Total capital expenditures	$ 201	$ 111

The increase in maintenance and technology is primarily driven by hotel and corporate technology projects and equipment purchases. The increase in enhancements to existing properties is primarily driven by renovation spend at an owned hotel in 2022. Total capital expenditures for the years ended December 31, 2022 and December 31, 2021 include $26 million and $4 million, respectively, related to ALG. Excluding ALG, our capital expenditures continue to be below pre-COVID-19 pandemic levels.

Senior Notes

The table below sets forth the outstanding principal balance of our various series of senior unsecured notes (collectively, the "Senior Notes") at December 31, 2022, as described in Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 11 to our Consolidated Financial Statements." Interest on the outstanding Senior Notes is payable semi-annually.

	Outstanding principal amount
$700 million senior unsecured notes maturing in 2023—1.300%	$ 656
$750 million senior unsecured notes maturing in 2024—1.800%	746
$450 million senior unsecured notes maturing in 2025—5.375%	450
$400 million senior unsecured notes maturing in 2026—4.850%	400
$400 million senior unsecured notes maturing in 2028—4.375%	399
$450 million senior unsecured notes maturing in 2030—5.750%	440
Total Senior Notes	$ 3,091

In the indenture that governs the Senior Notes, we agreed not to:

- create any liens on our principal properties, or on the capital stock or debt of our subsidiaries that own or lease principal properties, to secure debt without also effectively providing that the Senior Notes are secured equally and ratably with such debt for so long as such debt is so secured; or

- enter into any sale and leaseback transactions with respect to our principal properties.

These limitations are subject to significant exceptions.

The indenture also limits our ability to enter into mergers or consolidations or transfer all or substantially all of our assets unless certain conditions are satisfied.

If a change of control triggering event occurs, as defined in the indenture governing the Senior Notes, we will be required to offer to purchase the Senior Notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase. We may also redeem some or all of the remaining Senior Notes at any time prior to their maturity at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption plus a make-whole amount, if any. The amount of any make-whole payment depends, in part, on the yield of U.S. Treasury securities with a comparable maturity to the respective Senior Notes at the date of redemption.

We are in compliance with all applicable covenants under the indenture governing our Senior Notes at December 31, 2022.

Revolving Credit Facility

On May 18, 2022, we entered into a credit agreement with a syndicate of lenders that provides for a $1.5 billion senior unsecured revolving credit facility (the "revolving credit facility") that matures in May 2027. The credit agreement refinanced and replaced in its entirety our Second Amended and Restated Credit Agreement dated January 6, 2014, as amended (the "prior revolving credit facility"). The revolving credit facility provides for the making of revolving loans to us in U.S. dollars and, subject to a sublimit of $250 million, certain other currencies, and the issuance of up to $300 million of letters of credit for our own account or for the account of our subsidiaries. We have the option during the term of the revolving credit facility to increase the revolving credit facility by an aggregate amount of up to an additional $500 million provided that, among other things, new and/or existing lenders agree to provide commitments for the increased amount. We may prepay any outstanding aggregate principal amount, in whole or in part, at any time, subject to customary breakage costs and upon proper notice. The credit agreement contains customary affirmative, negative, and financial covenants; representations and warranties; and default provisions.

Our revolving credit facility is intended to provide financing for working capital and general corporate purposes, including commercial paper backup and permitted investments and acquisitions. At December 31, 2022 and December 31, 2021, we had no loan balance outstanding under the revolving credit facility or our prior revolving credit facility. At December 31, 2022, we had $4 million outstanding undrawn letters of credit issued under our revolving credit facility and at December 31, 2021 we had $7 million outstanding undrawn letters of credit issued under our prior revolving credit facility, and reduced availability thereunder. At December 31, 2022, we had $1,496 million of available borrowing capacity under our Revolving Credit Facility, net of outstanding undrawn letters of credit. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 11 to our Consolidated Financial Statements."

Interest rates on outstanding borrowings are based on, at our option, either an adjusted Secured Overnight Financing Rate ("Adjusted Term SOFR") or an alternate base rate, with margins in each case based on our credit rating or, in certain circumstances, our credit rating and leverage ratio.

Borrowings under our revolving credit facility bear interest, at our option, at either one, three, or six month Adjusted Term SOFR plus a margin ranging from 0.775% to 1.250% per annum, or the alternative base rate plus a margin ranging from 0.000% to 0.250% per annum, in each case depending on our credit rating by any of S&P, Moody's or Fitch or, in certain circumstances, our credit rating and leverage ratio.

Our revolving credit facility provides for a facility fee ranging from 0.090% to 0.225% of the total commitments of the lenders under the revolving credit facility depending on our credit rating or, in certain circumstances, our credit rating and leverage ratio. The facility fee is charged regardless of the level of borrowings.

At December 31, 2022, the interest rate for a one month Adjusted Term SOFR borrowing under our revolving credit facility would have been 5.508%, or Adjusted Term SOFR, inclusive of a 0.100% credit spread adjustment, of 4.458% plus the applicable margin of 1.050%.

We are also required to pay letter of credit fees with respect to each letter of credit equal to the applicable margin for Adjusted Term SOFR loans on the face amount of each letter of credit. In addition, we must pay a fronting fee to the issuer of each letter of credit of 0.10% per annum on the face amount of such letter of credit.

Our revolving credit facility contains a number of affirmative and restrictive covenants, including limitations on the ability to place liens on our direct or indirect subsidiaries' assets; to merge, consolidate, and dissolve; to sell assets; to engage in transactions with affiliates; to change our direct or indirect subsidiaries' fiscal year or organizational documents; to make restricted payments.

The revolving credit facility also contains a financial covenant that limits our maximum leverage, consisting of the ratio of Consolidated Adjusted Funded Debt to Consolidated EBITDA, each as defined in the revolving credit facility, to not more than 4.5 to 1, except that the maximum leverage ratio covenant is subject to increased levels, beginning at 7.5 to 1 and stepping down to 5.0 to 1, from the second quarter of 2022 through the first quarter of 2023. The financial covenant is measured quarterly. Our outstanding Senior Notes do not contain a corresponding financial covenant or a requirement that we maintain certain financial ratios.

Letters of Credit

We issue letters of credit either under our revolving credit facility as discussed above or directly with financial institutions. We had $263 million and $276 million in letters of credit issued directly with financial institutions outstanding at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022, these letters of credit, which mature on various dates through 2024, had weighted-average fees of approximately 153 basis points. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements."

Surety and Other Bonds

Surety and other bonds issued on our behalf were $47 million at December 31, 2022 and are generally off-balance sheet arrangements. These primarily relate to our insurance programs, taxes, licenses, construction liens, and utilities for our lodging operations. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements."

Other Indebtedness and Future Debt Maturities

Excluding $3,091 million of Senior Notes, all other third-party indebtedness was $22 million, net of $15 million of unamortized discounts and deferred financing fees, at December 31, 2022.

At December 31, 2022, $660 million of our outstanding debt will mature within the next 12 months. We believe we will have adequate liquidity to repay or refinance our current debt obligations.

Contractual Obligations

Our significant contractual obligations at December 31, 2022 include debt, finance and operating lease obligations, purchase obligations, and other commitments, primarily related to deferred compensation plan liabilities.

Our short-term and long-term debt obligations are discussed above and in Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 11 to our Consolidated Financial Statements" and our short-term and long-term finance and operating lease obligations are discussed in Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 8 to our Consolidated Financial Statements."

Purchase obligations at December 31, 2022 were $40 million, of which $38 million are due in the short term and $2 million are due in the long term. Our purchase obligations primarily consist of construction and renovation commitments at certain owned and leased hotels.

Other commitments primarily consist of deferred compensation plan liabilities, with $4 million due in the short term and $445 million due in the long term. This excludes $339 million in long-term income taxes payable due to the uncertainty related to the timing of the reversal of those liabilities.

We enter into contracts with certain airlines for commercial air transportation provided by third-party air carriers and chartered air transportation provided by ALG Vacations. Obligations under these contracts are due in the short term and may be renegotiated based on customer demand.

Guarantee Commitments

We enter into performance guarantees with third-party owners related to certain hotels we manage, which require us to guarantee payments to the owners if specified levels of operating profit are not achieved by their hotels. Under these performance guarantees, we may be required to fund up to $27 million within the next 12 months and up to $93 million thereafter. We acquired certain management agreements in the ALG Acquisition with performance guarantees based on annual performance levels. Contract terms within these agreements limit our exposure, and therefore, we are unable to reasonably estimate our maximum potential future payments under these guarantees.

We also enter into debt repayment guarantees with respect to certain unconsolidated hospitality ventures and certain managed or franchised hotels. Our debt repayment guarantee commitments include $52 million that expire within the next 12 months and $238 million that expire thereafter. Certain of the underlying debt agreements have extension periods which are not reflected in the aforementioned figures. With respect to certain of these guarantees, we have reimbursement agreements with our unconsolidated hospitality venture partners or the respective third-party owners or franchisees that reduce our maximum potential future payments and are not reflected above.

See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements."

Investment Commitments

Our investment commitments represent our commitment, under certain conditions, to lend, provide certain consideration to, or invest in various business ventures. At December 31, 2022, we expect to fund commitments of $110 million within the next 12 months and $260 million thereafter. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements."

Critical Accounting Policies and Estimates

Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods, and the related disclosures in our consolidated financial statements and accompanying notes.

A number of our accounting policies, which are described in Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 2 to our Consolidated Financial Statements," are critical due to the fact they involve a higher degree of judgment and estimates. Those accounting policies and other critical estimates are included below. As a result, these accounting policies could materially affect our financial position and results of operations. While we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. In addition, changes in the accounting estimates that we use are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. Although we believe our estimates, assumptions, and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions. Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of the board of directors.

Loyalty Program Future Redemption Obligation and Revenue Recognition

We utilize an actuary to assist with the valuation of the deferred revenue liability related to the loyalty program. Changes in the estimates, including the anticipated timing and value of future point redemptions and an estimate of the breakage for points that will not be redeemed, could result in further material changes to our liability and the amount of revenues we recognize when redemptions occur. See Part IV, Item 15 "Exhibits and Financial Statement Schedule—Note 3 to our Consolidated Financial Statements."

At December 31, 2022, our total deferred revenue liability related to the loyalty program was $928 million. A 10% decrease in the breakage assumption would increase our deferred revenue liability related to the loyalty program by approximately $49 million.

Equity Method Investments

We assess investments in unconsolidated hospitality ventures accounted for under the equity method for impairment quarterly. We use judgment to determine whether or not there is an indication that a loss in value has occurred and whether a decline is deemed to be other than temporary, and we consider our knowledge of the hospitality industry, historical experience, location of the underlying venture property, market conditions, and venture-specific information available at the time of the assessment. When there is an indication that a loss in value has occurred, judgment is also required in determining the assumptions and estimates to use when calculating the fair value.

Changes in economic and operating conditions impacting these estimates and judgments could result in impairments to our equity method investments in future periods. Historically, changes in estimates used in the impairment assessment process have not resulted in material impairment charges in subsequent periods as a result of changes made to those estimates. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 4 to our Consolidated Financial Statements."

Acquisitions

Assets acquired and liabilities assumed in acquisitions are recorded at fair value as of the acquisition date. We use judgment to determine the fair value of the assets or businesses acquired and to allocate the fair value to identifiable tangible and intangible assets. Generally, tangible assets acquired include property and equipment, and intangible assets acquired may include management and franchise agreement intangibles, brand intangibles, customer relationship intangibles, or goodwill in a business combination. Changes to the significant assumptions or factors used to determine fair value, in particular assumptions related to cash flow projections, inclusive of revenue projections, and the selection of discount rates, could affect the measurement and allocation of fair value. See Part IV, Item 15 "Exhibits and Financial Statement Schedule—Notes 7 and 9 to our Consolidated Financial Statements."

Goodwill and Indefinite-Lived Intangible Assets

We evaluate goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter of each year using balances at October 1 and at interim dates if impairment indicators exist.

We are required to apply judgment when determining whether or not indications of impairment exist. The determination of the occurrence of a triggering event is based on our knowledge of the hospitality industry, historical experience, location of the property or properties, market conditions, and specific information available at the time of the assessment. The results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis. Judgment is also required in determining the assumptions and estimates used when calculating the fair value of the reporting unit or the indefinite-lived intangible asset.

Historically, changes in estimates used in the goodwill and indefinite-lived intangible assets valuations have not resulted in material impairment charges in subsequent periods. In periods close to an acquisition, we would expect fair value to approximate carrying value and do not consider this to be indicative of an impairment risk, absent other factors. At December 31, 2022, for one of our reporting units, changes in certain assumptions and estimates, including a 10% decline in the underlying cash flows or a 1% increase in the discount rate or terminal capitalization rate, used in the fair value calculation could result in a material impairment charge. Excluding assets recently impaired, changes in the aforementioned assumptions and estimates would not result in a material impairment charge for our remaining goodwill reporting units or indefinite-lived intangible assets. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 9 to our Consolidated Financial Statements."

Property and Equipment, Operating Lease ROU Assets, and Definite-Lived Intangible Assets

We evaluate property and equipment, operating lease ROU assets, and definite-lived intangible assets for impairment quarterly, and when events or circumstances indicate the carrying value may not be recoverable, we evaluate the net book value of the assets by comparing it to the projected undiscounted cash flows of the assets. We use judgment to determine whether indications of impairment exist and consider our knowledge of the hospitality industry, historical experience, location of the property, market conditions, and property-specific information available at the time of the assessment. The results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis. When an indicator of impairment exists, judgment is also required in determining the assumptions and estimates to use within the recoverability analysis and when calculating the fair value of the asset or asset group, if applicable.

Changes in economic and operating conditions impacting these estimates and judgments could result in impairments to our long-lived assets in future periods. Historically, changes in estimates used in the property and equipment and definite-lived intangible assets impairment assessment process have not resulted in material impairment charges in subsequent periods as a result of changes made to those estimates. See Part IV, Item 15 "Exhibits and Financial Statement Schedule—Notes 5 and 9 to our Consolidated Financial Statements."

Incremental Borrowing Rate and Accounting for Leases

In determining the present value of our operating lease ROU assets and lease liabilities, we estimate an incremental borrowing rate ("IBR") by applying a portfolio approach based on lease terms. Certain of our leases have terms that exceed 30 years. Given the lack of publicly available data for longer-term borrowing rates, determining the IBR for certain of our longer-term leases requires additional judgment. Changes in these estimates could result in a material change to our lease liabilities. See Part IV, Item 15 "Exhibits and Financial Statement Schedule—Note 8 to our Consolidated Financial Statements."

At December 31, 2022, we had $337 million of total operating lease liabilities recorded on our consolidated balance sheet. A 1% decrease in our estimated IBR would increase our total operating lease liabilities by approximately $25 million.

Guarantees

We enter into performance guarantees related to certain hotels we manage. We also enter into debt repayment guarantees with respect to certain unconsolidated hospitality ventures and certain managed or franchised hotels. We record a liability for the fair value of these guarantees at their inception date. In order to estimate the fair value, we use scenario-based weighting, which utilizes a Monte Carlo simulation to model the probability of possible outcomes. The valuation methodology includes assumptions and judgments regarding probability weighting, discount rates, volatility, hotel operating results, and hotel property sales prices. Our assumptions are based on our knowledge of the hospitality industry, market conditions, and location of the property, as well as other qualitative factors. See Part IV, Item 15 "Exhibits and Financial Statement Schedule—Note 15 to our Consolidated Financial Statements."

Income Taxes

Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws, or interpretations thereof). In addition, we are subject to examination of our income tax returns by the IRS and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

We evaluate tax positions taken or expected to be taken on a tax return to determine whether they are more likely than not of being sustained, assuming that the tax reporting positions will be examined by taxing authorities with full knowledge of all relevant information, prior to recording the related tax benefit in our consolidated financial statements. If a position does not meet the more likely than not standard, the benefit cannot be recognized. Assumptions, judgment, and estimates are required to determine whether the "more likely than not" standard has been met when developing the provision for income taxes. A change in the assessment of the "more likely than not" standard with respect to a position could materially impact our consolidated financial statements. See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 14 to our Consolidated Financial Statements."

Deferred Income Taxes – Valuation Allowance

We assess the realizability of our deferred tax assets quarterly and recognize a valuation allowance when it is more likely than not that some or all of our deferred tax assets are not realizable. This assessment is completed on a jurisdiction-by-jurisdiction basis and relies on the weight of all positive and negative evidence available. Cumulative pre-tax losses for a three-year period are considered significant objective negative evidence that some or all of our deferred tax assets may not be realizable. Cumulative reported pre-tax income is considered objectively verifiable positive evidence of our ability to generate positive pre-tax income in the future. In accordance with GAAP, when there is a recent history of pre-tax losses, there is little weight placed on forecasts for purposes of assessing the recoverability of our deferred tax assets. Judgment is required when considering the relative impact of positive and negative evidence. The weight given to the potential effect of positive and negative evidence is commensurate with the extent that it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary to support a conclusion that a valuation allowance is not needed. We consider the availability of objectively verifiable evidence, such as positive recent core operating results after adjusting for nonrecurring items, such as gains from dispositions of our real estate assets, in determining our ability to utilize deferred tax assets. We use systematic and logical methods to estimate when deferred tax liabilities will reverse and generate taxable income and when deferred tax assets will reverse and generate tax deductions. Assumptions, judgment, and estimates are required when estimating future income and scheduling the reversal of deferred tax assets and liabilities, and the exercise is inherently complex and subjective.

We generated significant pre-tax losses in 2020 due to the impact of the COVID-19 pandemic, and during the three months ended March 31, 2021, we entered into a three-year U.S. cumulative loss position. As a result of our three-year U.S. cumulative loss and the scheduling estimates discussed above, we recognized a valuation allowance during the year ended December 31, 2021.

During the year ended December 31, 2022, we experienced continued recovery from the COVID-19 pandemic, which resulted in significant improvement in revenues as compared to the year ended December 31, 2021. In weighing the negative evidence of a three-year U.S. cumulative loss position, we considered the severity and duration of the COVID-19 pandemic related losses, including the recovery trends beginning upon the widespread availability of vaccines and an increase in leisure demand. The objectively verifiable positive evidence includes:

- the return to profitability and sustained periods of income in 2022;

- expected future U.S. income based on objectively verifiable historical operating results; and

- the impact of the ALG Acquisition on current and future U.S. operating results.

Management concluded that, based on the weight of all available evidence at December 31, 2022, it is more likely than not that a significant portion of our U.S. deferred tax assets will be realized, resulting in a $250 million release of valuation allowance.

See Part IV, Item 15, "Exhibits and Financial Statement Schedule—Note 14 to our Consolidated Financial Statements."

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

We are exposed to market risk, primarily from changes in interest rates and foreign currency exchange rates. In certain situations, we seek to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements to hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative financial arrangements to the extent they meet the objectives described above, and we do not use derivatives for trading or speculative purposes. At December 31, 2022, we were a party to hedging transactions, including the use of derivative financial instruments, as discussed below.

Interest Rate Risk

In the normal course of business, we are exposed to the impact of interest rate changes due to our borrowing activities. Our objective is to manage the risk of interest rate changes on the results of operations, cash flows, and the market value of our debt by creating an appropriate balance between our fixed and floating-rate debt. We enter into interest rate derivative transactions from time to time, including interest rate swaps and interest rate locks, in order to maintain a level of exposure to interest rate variability that we deem acceptable.

At December 31, 2022 and December 31, 2021, we did not hold any interest rate swap or interest rate lock contracts.

The following table sets forth the contractual maturities and the total fair values at December 31, 2022 for our financial instruments materially affected by interest rate risk:

| | Maturities by Period | | | | | | | |
	2023	2024	2025	2026	2027	Thereafter	Total carrying amount (1)	Total fair value
Fixed-rate debt	$ 656	$ 746	$ 450	$ 400	$ —	$ 840	$ 3,092	$ 2,976
Average interest rate (2)							3.58 %	
Floating-rate debt (3)	$ 4	$ 4	$ 4	$ 4	$ 4	$ 9	$ 29	$ 30
Average interest rate (2)							8.01 %	

(1) Excludes $7 million of finance lease obligations and $15 million of unamortized discounts and deferred financing fees.
(2) Average interest rate at December 31, 2022.
(3) Includes Grand Hyatt Rio de Janeiro loan, which had an 8.02% interest rate at December 31, 2022.

Foreign Currency Exposures and Exchange Rate Instruments

We transact business in various foreign currencies and utilize foreign currency forward contracts to offset our exposure associated with the fluctuations of certain foreign currencies. The U.S. dollar equivalents of the notional amount of the outstanding forward contracts, which relate to intercompany transactions, with terms of less than one year, were $155 million and $184 million at December 31, 2022 and December 31, 2021, respectively.

We intend to offset the gains and losses related to our third-party debt and intercompany transactions with gains or losses on our foreign currency forward contracts such that there is a negligible effect on net income (loss). At December 31, 2022, a hypothetical 10% change in foreign currency exchange rates would result in an immaterial change in the fair value of the hedging instruments.

For the years ended December 31, 2022, December 31, 2021, and December 31, 2020, the effects of these derivative instruments resulted in $18 million of net gains, $6 million of net gains, and $9 million of net losses, respectively, recognized in other income (loss), net on our consolidated statements of income (loss). We offset the gains and losses on our foreign currency forward contracts with gains and losses related to our intercompany loans and transactions, such that there is a negligible effect on net income (loss). At December 31, 2022, we had $1 million of liabilities recorded in accrued expenses and other current liabilities, and at December 31, 2021, we had $2 million of assets recorded in prepaids and other assets on our consolidated balance sheet related to derivative instruments.

Item 8. *Financial Statements and Supplementary Data.*

The consolidated financial statements and supplementary data required by Item 8 are contained in Item 15 of this annual report and are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. In accordance with Rule 13a-15(b) of the Exchange Act, as of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Principal Executive Officer and Principal Financial Officer, of the effectiveness of its disclosure controls and procedures. Based on that evaluation, the Company's Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this annual report, were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to the Company's management, including the Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management's Report on Internal Control Over Financial Reporting.

Management's Report on Internal Control Over Financial Reporting is included in Part IV, Item 15 of this annual report.

Attestation Report of Independent Registered Public Accounting Firm.

The Attestation Report of Independent Registered Public Accounting Firm is included in Part IV, Item 15 of this annual report.

Changes in Internal Control.

In the fourth quarter of 2022, the Company completed the integration of ALG into the Company's internal control over financial reporting processes, which included the integration of process and application controls and the addition of new control processes where considered necessary. There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information.*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

Part III

Item 10. *Directors, Executive Officers, and Corporate Governance.*

The information required by this Item 10 is incorporated by reference to the information set forth in the Company's definitive proxy statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 pursuant to Regulation 14A under the Exchange Act in connection with our 2023 Annual Meeting of Stockholders.

Information required by this Item 10 appears under the captions: "CORPORATE GOVERNANCE—PROPOSAL 1—ELECTION OF DIRECTORS," "CORPORATE GOVERNANCE—OUR BOARD OF DIRECTORS," "CORPORATE GOVERNANCE," "CORPORATE GOVERNANCE—COMMITTEES OF THE BOARD OF DIRECTORS—Nominating and Corporate Governance Committee," "STOCK OWNERSHIP INFORMATION—DELINQUENT SECTION 16(a) REPORTS," and "CORPORATE GOVERNANCE—COMMITTEES OF THE BOARD OF DIRECTORS—AUDIT COMMITTEE" in the definitive proxy statement. See Part I, "Information about our Executive Officers" of this annual report for information regarding the executive officers of the Company.

Code of Business Conduct and Ethics

The Company has adopted the Hyatt Hotels Corporation Code of Business Conduct and Ethics (the "Code of Ethics"), which is applicable to all of the Hyatt directors, officers, and colleagues, including the Company's President and Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other senior financial officers performing similar functions. The Code of Ethics is posted on the Company's website at http://www.hyatt.com. The Company will furnish a copy of the Code of Ethics to any person, without charge, upon written request directed to: Senior Vice President, Investor Relations and Financial Planning & Analysis, Hyatt Hotels Corporation, 150 North Riverside Plaza, Chicago, Illinois 60606. In the event that the Company amends or waives any of the provisions of the Code of Ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other senior financial officers performing similar functions, the Company intends to disclose the subsequent information on its website.

Item 11. *Executive Compensation.*

The information required by this Item 11 is incorporated by reference to the information set forth in the Company's definitive proxy statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 pursuant to Regulation 14A under the Exchange Act in connection with our 2023 Annual Meeting of Stockholders.

Information related to this Item 11 appears under the captions: "EXECUTIVE COMPENSATION," "CORPORATE GOVERNANCE—TALENT AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION," "CORPORATE GOVERNANCE—COMPENSATION OF NON-EMPLOYEE DIRECTORS," "CORPORATE GOVERNANCE—TALENT AND COMPENSATION COMMITTEE," "CORPORATE GOVERNANCE—TALENT AND COMPENSATION COMMITTEE REPORT," and "CORPORATE GOVERNANCE—COMMITTEES OF THE BOARD OF DIRECTORS—TALENT AND COMPENSATION COMMITTEE—COMPENSATION RISK CONSIDERATIONS" in the definitive proxy statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item 12 is incorporated by reference to the information set forth in the Company's definitive proxy statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 pursuant to Regulation 14A under the Exchange Act in connection with our 2023 Annual Meeting of Stockholders.

Information related to this Item 12 appears under the captions "STOCK OWNERSHIP INFORMATION—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "STOCK OWNERSHIP INFORMATION—EQUITY COMPENSATION PLAN INFORMATION" in the definitive proxy statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item 13 is incorporated by reference to the information set forth in the Company's definitive proxy statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 pursuant to Regulation 14A under the Exchange Act in connection with our 2023 Annual Meeting of Stockholders.

Information related to this Item 13 appears under the captions: "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" and "CORPORATE GOVERNANCE—DIRECTOR INDEPENDENCE" in the definitive proxy statement.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item 14 is incorporated by reference to the information set forth in the Company's definitive proxy statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 pursuant to Regulation 14A under the Exchange Act in connection with our 2023 Annual Meeting of Stockholders.

Information related to this Item 14 appears under the caption "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" in the definitive proxy statement.

Item 15. *Exhibits and Financial Statement Schedule.*

The following documents are filed as part of this annual report.

(a) **Financial Statements**

The following consolidated financial statements are included in this annual report on the pages indicated:

	Page
Management's Report on Internal Control Over Financial Reporting	F- 1
Report of Independent Registered Public Accounting Firm (PCAOB ID 34)	F- 2
Report of Independent Registered Public Accounting Firm (PCAOB ID 34)	F- 4
Consolidated Statements of Income (Loss) for the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020	F- 5
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020	F- 6
Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021	F- 7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020	F- 8
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020	F- 11
Notes to Consolidated Financial Statements	F- 12

(b) **Financial Statement Schedule**

The following financial statement schedule is included in this annual report on the page indicated:

	Page
Schedule II—Valuation and Qualifying Accounts for the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020	SCHII-1

(c) **Exhibits**

The Exhibit Index follows Schedule II—Valuation and Qualifying Accounts for the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020 and is incorporated herein by reference.

Item 16. *Form 10-K Summary.*

Omitted at registrant's option.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYATT HOTELS CORPORATION

By: /s/ Mark S. Hoplamazian
_____
Mark S. Hoplamazian
President and Chief Executive Officer

Date: February 16, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Titles	Date
/s/ Mark S. Hoplamazian Mark S. Hoplamazian	President, Chief Executive Officer and Director (Principal Executive Officer)	February 16, 2023
/s/ Joan Bottarini Joan Bottarini	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 16, 2023
/s/ Thomas J. Pritzker Thomas J. Pritzker	Executive Chairman of the Board	February 16, 2023
/s/ Paul D. Ballew Paul D. Ballew	Director	February 16, 2023
/s/ Susan D. Kronick Susan D. Kronick	Director	February 16, 2023
/s/ Mackey J. McDonald Mackey J. McDonald	Director	February 16, 2023
/s/ Cary D. McMillan Cary D. McMillan	Director	February 16, 2023
/s/ Heidi O'Neill Heidi O'Neill	Director	February 16, 2023
/s/ Jason Pritzker Jason Pritzker	Director	February 16, 2023
/s/ Michael A. Rocca Michael A. Rocca	Director	February 16, 2023
/s/ Dion Camp Sanders Dion Camp Sanders	Director	February 16, 2023
/s/ Richard C. Tuttle Richard C. Tuttle	Director	February 16, 2023
/s/ James H. Wooten, Jr. James H. Wooten, Jr.	Director	February 16, 2023

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Hyatt Hotels Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Hyatt Hotels Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Hyatt Hotels Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Hyatt Hotels Corporation are being made only in accordance with authorizations of Hyatt Hotels Corporation's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of Hyatt Hotels Corporation that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Hyatt Hotels Corporation's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (2013)*. Based on this assessment, management determined that Hyatt Hotels Corporation maintained effective internal control over financial reporting as of December 31, 2022.

In the fourth quarter of 2022, the Company completed the integration of ALG into the Company's internal control over financial reporting processes, which included the integration of process and application controls and the addition of new control processes where considered necessary. There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Deloitte & Touche LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on Hyatt Hotels Corporation's internal control over financial reporting as of December 31, 2022. That report is included in Item 15 of this Annual Report on Form 10-K.

/s/ Mark S. Hoplamazian	/s/ Joan Bottarini
Mark S. Hoplamazian **President & Chief Executive Officer**	**Joan Bottarini** **Executive Vice President, Chief Financial Officer**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Hyatt Hotels Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hyatt Hotels Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred Revenue Related to the Loyalty Program – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company operates the loyalty program for the benefit of the Hyatt portfolio of properties during the period of their participation in the loyalty program. The Company's estimate of the value of the deferred revenue liability related to the loyalty program ("the liability") is $928 million as of December 31, 2022 and is actuarially determined based on the anticipated timing and value of future point redemptions, including an estimate of the breakage for points that will not be redeemed. Changes in the estimates used in the determination of the liability could result in a material change to the liability.

Given the subjectivity of the Company's breakage assumption, performing audit procedures to evaluate the reasonableness of this estimate involved a higher degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists in performing audit procedures over the liability.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the liability included the following, among others:

- We tested the effectiveness of the Company's controls related to the liability, including those over the estimation of the breakage assumption.

- We tested the underlying data that served as the basis for the actuarial estimate, including points earned and redemptions, to test that the inputs to the actuarial estimate were reasonable.

- With the assistance of our actuarial specialists, we developed independent estimates of the liability and compared our estimates to management's estimate.

Taxes – Refer to Note 14 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred tax assets and liabilities resulting from the future tax consequences of differences between the financial statements and tax basis of the respective assets and liabilities. The Company assesses the realizability of deferred tax assets quarterly and recognizes a valuation allowance when it is more likely than not that some or all of the deferred tax assets are not realizable. During 2022, management concluded that it is more likely than not that a significant portion of the U.S. deferred tax assets will be realized, resulting in a net valuation allowance release of $250 million.

We identified that management's determination that a significant portion of the U.S. deferred tax assets will be realized as a critical audit matter because of the significant management judgments related to the weighting of positive and negative evidence, including the sustained return to profitability and objectively verifiable future U.S. income. This in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to assessing such positive and negative evidence.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing the basis for management's conclusions regarding the realizability of deferred tax assets included the following, among others:

- We tested the effectiveness of controls over deferred tax assets, including management's controls over the determination of whether it is more likely than not that the deferred tax assets will be realized.

- With the assistance of our income tax specialists, we performed the following:

    ◦ Evaluated management's assessment and weighting of the positive and negative evidence utilized to conclude if a valuation allowance was necessary;

    ◦ Tested the reasonableness of the methods, assumptions, and judgments used by management to determine whether a release of their valuation allowance was appropriate, including the sustained return to profitability and objectively verifiable future U.S. income; and

    ◦ Evaluated whether and to what extent relevant income tax law limitations would apply to limit the Company's ability to utilize tax attributes that comprise a significant portion of the deferred tax assets.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 16, 2023

We have served as the Company's auditor since 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Hyatt Hotels Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hyatt Hotels Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2022, of the Company and our report dated February 16, 2023, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/ Deloitte & Touche LLP

Chicago, Illinois
February 16, 2023

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020
(In millions of dollars, except per share amounts)

	2022	2021	2020
REVENUES:			
Owned and leased hotels	$ 1,235	$ 838	$ 513
Management, franchise, license, and other fees	808	418	239
Contra revenue	(31)	(35)	(30)
Net management, franchise, license, and other fees	777	383	209
Distribution and destination management	986	115	—
Other revenues	273	109	58
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties	2,620	1,583	1,286
Total revenues	5,891	3,028	2,066
DIRECT AND SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:			
Owned and leased hotels	916	725	627
Distribution and destination management	775	112	—
Depreciation and amortization	426	310	310
Other direct costs	280	127	65
Selling, general, and administrative	464	366	321
Costs incurred on behalf of managed and franchised properties	2,632	1,639	1,375
Direct and selling, general, and administrative expenses	5,493	3,279	2,698
Net gains (losses) and interest income from marketable securities held to fund rabbi trusts	(75)	43	60
Equity earnings (losses) from unconsolidated hospitality ventures	5	28	(70)
Interest expense	(150)	(163)	(128)
Gains (losses) on sales of real estate and other	263	414	(36)
Asset impairments	(38)	(8)	(62)
Other income (loss), net	(40)	(19)	(92)
INCOME (LOSS) BEFORE INCOME TAXES	363	44	(960)
BENEFIT (PROVISION) FOR INCOME TAXES	92	(266)	257
NET INCOME (LOSS)	455	(222)	(703)
NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO HYATT HOTELS CORPORATION	$ 455	$ (222)	$ (703)
EARNINGS (LOSSES) PER SHARE—Basic			
Net income (loss)	$ 4.17	$ (2.13)	$ (6.93)
Net income (loss) attributable to Hyatt Hotels Corporation	$ 4.17	$ (2.13)	$ (6.93)
EARNINGS (LOSSES) PER SHARE—Diluted			
Net income (loss)	$ 4.09	$ (2.13)	$ (6.93)
Net income (loss) attributable to Hyatt Hotels Corporation	$ 4.09	$ (2.13)	$ (6.93)

See accompanying Notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020
(In millions of dollars)

	2022	2021	2020
Net income (loss)	$ 455	$ (222)	$ (703)
Other comprehensive income (loss), net of taxes:			
Unrealized gains (losses) on derivative instruments, net of tax benefit (provision) of $(1), $—, and $8 for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively	5	7	(23)
Foreign currency translation adjustments, net of tax benefit (provision) of $—, $1, and $(2) for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively	4	(61)	38
Unrecognized pension benefit, net of tax benefit (provision) of $(1), $—, and $— for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively	4	3	2
Unrealized losses on available-for-sale debt securities, net of tax benefit (provision) of $4, $—, $— for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.	(10)	(2)	—
Other comprehensive income (loss)	3	(53)	17
COMPREHENSIVE INCOME (LOSS)	458	(275)	(686)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	—	—
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO HYATT HOTELS CORPORATION	$ 458	$ (275)	$ (686)

See accompanying Notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and December 31, 2021
(In millions of dollars, except share and per share amounts)

	2022	2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 991	$ 960
Restricted cash	39	57
Short-term investments	158	227
Receivables, net of allowances of $63 and $53 at December 31, 2022 and December 31, 2021, respectively	834	633
Inventories	9	10
Prepaids and other assets	180	149
Prepaid income taxes	39	26
Total current assets	2,250	2,062
Equity method investments	178	216
Property and equipment, net	2,384	2,848
Financing receivables, net of allowances of $44 and $69 at December 31, 2022 and December 31, 2021, respectively	60	41
Operating lease right-of-use assets	385	446
Goodwill	3,101	2,965
Intangibles, net	1,668	1,977
Deferred tax assets	257	14
Other assets	2,029	2,034
TOTAL ASSETS	$ 12,312	$ 12,603
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 660	$ 10
Accounts payable	500	523
Accrued expenses and other current liabilities	415	299
Current contract liabilities	1,438	1,178
Accrued compensation and benefits	235	187
Current operating lease liabilities	39	35
Total current liabilities	3,287	2,232
Long-term debt	2,453	3,968
Long-term contract liabilities	1,495	1,349
Long-term operating lease liabilities	298	349
Other long-term liabilities	1,077	1,139
Total liabilities	8,610	9,037
Commitments and contingencies (see Note 15)		
EQUITY:		
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized and none outstanding as of December 31, 2022 and December 31, 2021	—	—
Class A common stock, $0.01 par value per share, 1,000,000,000 shares authorized, 47,482,787 issued and outstanding at December 31, 2022, and Class B common stock, $0.01 par value per share, 390,912,161 shares authorized, 58,917,749 shares issued and outstanding at December 31, 2022. Class A common stock, $0.01 par value per share, 1,000,000,000 shares authorized, 50,322,050 issued and outstanding at December 31, 2021, and Class B common stock, $0.01 par value per share, 391,647,683 shares authorized, 59,653,271 shares issued and outstanding at December 31, 2021	1	1
Additional paid-in capital	318	640
Retained earnings	3,622	3,167
Accumulated other comprehensive loss	(242)	(245)
Total stockholders' equity	3,699	3,563
Noncontrolling interests in consolidated subsidiaries	3	3
Total equity	3,702	3,566
TOTAL LIABILITIES AND EQUITY	$ 12,312	$ 12,603

See accompanying Notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020
(In millions of dollars)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 455	$ (222)	$ (703)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Gains) losses on sales of real estate and other	(263)	(414)	36
Depreciation and amortization	426	310	310
Amortization of share awards	61	59	28
Amortization of operating lease right-of-use assets	35	27	31
Deferred income taxes	(259)	200	(59)
Asset impairments	38	8	62
Equity (earnings) losses from unconsolidated hospitality ventures	(5)	(28)	70
Contra revenue	31	35	30
Loss on extinguishment of debt	9	2	—
Unrealized (gains) losses, net	55	(14)	13
Distributions from unconsolidated hospitality ventures	16	2	3
Other	(92)	(38)	(8)
Increase (decrease) in cash attributable to changes in assets and liabilities and other			
Receivables, net	(209)	(85)	120
Prepaid income taxes	2	255	(241)
Prepaids and other assets	(114)	(54)	(24)
Other long-term assets	(110)	(10)	(4)
Accounts payable, accrued expenses, and other current liabilities	96	87	(256)
Contract liabilities	491	213	73
Operating lease liabilities	(35)	(25)	(23)
Accrued compensation and benefits	46	33	(47)
Other long-term liabilities	—	(25)	(27)
Other, net	—	(1)	5
Net cash provided by (used in) operating activities	674	315	(611)

(Continued)

See accompanying Notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020

(In millions of dollars)

	2022	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities and short-term investments	$ (952)	$ (793)	$ (1,143)
Proceeds from marketable securities and short-term investments	1,060	1,240	542
Contributions to equity method and other investments	(8)	(29)	(65)
Return of equity method and other investments	54	98	5
Acquisitions, net of cash acquired	(174)	(2,916)	—
Capital expenditures	(201)	(111)	(122)
Issuance of financing receivables	(25)	(21)	(32)
Proceeds from financing receivables	17	7	—
Proceeds from sales of real estate and other, net of cash disposed	625	758	85
Other investing activities	20	(5)	(6)
Net cash provided by (used in) investing activities	416	(1,772)	(736)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt, net of issuance costs of $—, $11, and $15, respectively	—	1,949	2,035
Repurchases and repayments of debt	(711)	(1,218)	(406)
Repurchases of common stock	(369)	—	(69)
Proceeds from issuance of Class A common stock, net of offering costs of $—, $25, and $—, respectively	—	575	—
Utilization of restricted cash for legal defeasance of Series 2005 Bonds	(8)	—	—
Dividends paid	—	—	(20)
Other financing activities	(18)	(18)	(15)
Net cash provided by (used in) financing activities	(1,106)	1,288	1,525
EFFECT OF EXCHANGE RATE CHANGES ON CASH	18	(3)	(4)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	2	(172)	174
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—BEGINNING OF YEAR	1,065	1,237	1,063
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—END OF YEAR	$ 1,067	$ 1,065	$ 1,237

(Continued)

See accompanying Notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020
(In millions of dollars)

Supplemental disclosure of cash flow information:

	2022	2021	2020
Cash and cash equivalents	$ 991	$ 960	$ 1,207
Restricted cash (see Note 2)	39	57	11
Restricted cash included in other assets (see Note 2, Note 10)	37	48	19
Total cash, cash equivalents, and restricted cash	$ 1,067	$ 1,065	$ 1,237

	2022	2021	2020
Cash paid during the period for interest	$ 138	$ 145	$ 105
Cash paid (received) during the period for income taxes, net	$ 101	$ (210)	$ 63
Cash paid for amounts included in the measurement of operating lease liabilities	$ 47	$ 41	$ 42
Non-cash investing and financing activities are as follows:			
Non-cash contributions to equity method and other investments (see Note 4, Note 7, Note 15)	$ —	$ 61	$ 35
Non-cash issuance of financing receivables (see Note 6, Note 7)	$ —	$ 11	$ —
Change in accrued capital expenditures	$ 1	$ 2	$ (12)
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	$ 25	$ 16	$ 14
Non-cash legal defeasance of Series 2005 Bonds (see Note 7)	$ 166	$ —	$ —
Non-cash reduction in right-of-use assets and operating lease liabilities for lease reassessment	$ 13	$ —	$ —
Non-cash held-to-maturity debt security received (see Note 7)	$ 19	$ —	$ —
Non-cash repurchases of common stock (see Note 16)	$ 9	$ —	$ —

(Concluded)

See accompanying Notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020
(In millions except share and per share amounts)

	Common Shares Outstanding		Common Stock Amount		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Consolidated Subsidiaries	Total
	Class A	Class B	Class A	Class B					
BALANCE—January 1, 2020	36,109,179	65,463,274	$ 1	$ —	$ —	$ 4,169	$ (209)	$ 5	$3,966
Total comprehensive loss	—	—	—	—	—	(703)	17	—	(686)
Noncontrolling interests	—	—	—	—	—	—	—	(2)	(2)
Repurchases of common stock	(827,643)	—	—	—	(12)	(57)	—	—	(69)
Employee stock plan issuance	75,763	—	—	—	4	—	—	—	4
Share-based payment activity	468,586	—	—	—	21	—	—	—	21
Class share conversions	3,424,356	(3,424,356)	—	—	—	—	—	—	—
Cash dividends of $0.20 share (see Note 16)	—	—	—	—	—	(20)	—	—	(20)
BALANCE—December 31, 2020	39,250,241	62,038,918	$ 1	$ —	$ 13	$ 3,389	$ (192)	$ 3	$3,214
Total comprehensive loss	—	—	—	—	—	(222)	(53)	—	(275)
Employee stock plan issuance	46,311	—	—	—	4	—	—	—	4
Share-based payment activity	589,851	—	—	—	48	—	—	—	48
Class share conversions	2,385,647	(2,385,647)	—	—	—	—	—	—	—
Issuance of Class A common stock	8,050,000	—	—	—	575	—	—	—	575
BALANCE—December 31, 2021	50,322,050	59,653,271	$ 1	$ —	$ 640	$ 3,167	$ (245)	$ 3	$3,566
Total comprehensive income	—	—	—	—	—	455	3	—	458
Repurchases of common stock	(4,233,894)	—	—	—	(369)	—	—	—	(369)
Liability for repurchases of common stock (1)	—	—	—	—	(9)	—	—	—	(9)
Employee stock plan issuance	60,543	—	—	—	5	—	—	—	5
Share-based payment activity	598,566	—	—	—	51	—	—	—	51
Class share conversions	735,522	(735,522)	—	—	—	—	—	—	—
BALANCE—December 31, 2022	47,482,787	58,917,749	$ 1	$ —	$ 318	$ 3,622	$ (242)	$ 3	$3,702

(1) Represents repurchases of 106,116 shares for $9 million that were initiated prior to December 31, 2022, but settled in the first quarter of 2023. At December 31, 2022, the shares were included in shares outstanding and the liability was recorded in accrued expenses and other current liabilities on our consolidated balance sheet.

See accompanying Notes to consolidated financial statements.

(amounts in millions, unless otherwise indicated)

1. ORGANIZATION

Hyatt Hotels Corporation, a Delaware corporation, and its consolidated subsidiaries (collectively, "Hyatt Hotels Corporation") has offerings that consist of full services hotels, select service hotels, all-inclusive resorts, and other forms of residential, vacation, and condominium units. We also offer travel distribution and destination management services through ALG Vacations and a paid membership program through the Unlimited Vacation Club. At December 31, 2022, our hotel portfolio included 577 full service hotels, comprising 183,496 rooms throughout the world; 565 select service hotels, comprising 82,552 rooms, of which 444 hotels are located in the United States; and 121 all-inclusive resorts, comprising 38,060 rooms. At December 31, 2022, our portfolio of properties operated in 75 countries around the world. Additionally, through strategic relationships, we provide certain reservation and/or loyalty program services to hotels that are unaffiliated with our hotel portfolio and operate under other tradenames or marks owned by such hotels or licensed by third parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—Our consolidated financial statements present the results of operations, financial position, and cash flows of Hyatt Hotels Corporation and its majority owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Impact of the COVID-19 Pandemic—The COVID-19 pandemic and related travel restrictions and containment efforts have had a significant impact on the travel industry and as a result, on our business, but recovery accelerated throughout the year ended December 31, 2022. However, as the ongoing impact is uncertain, our financial results may not be indicative of long-term future performance.

Use of Estimates—We are required to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying Notes. Our estimates and assumptions are subject to inherent risk and uncertainty, including the ongoing impact of the COVID-19 pandemic, and actual results could differ materially from our estimated amounts.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenue Recognition—Our revenues are primarily derived from the products and services provided to our customers and are generally recognized when control of the product or service has transferred to the customer. Our customers include third-party hotel owners and franchisees, guests at owned and leased hotels, Unlimited Vacation Club members, ALG Vacations customers, a third-party partner through our co-branded credit card programs, and owners and guests of residential, vacation, and condominium units. A summary of our revenue streams is as follows:

- *Owned and leased hotels revenues*—Owned and leased hotels revenues are derived from room rentals and services provided at our owned and leased hotels. We present revenues net of sales, occupancy, and other taxes. Taxes collected on behalf of and remitted to governmental taxing authorities are excluded from the transaction price of the underlying products and services.

- *Management, franchise, license, and other fees*—Management fees primarily consist of a base fee, which is generally calculated as a percentage of gross revenues, and an incentive fee, which is generally computed based on a hotel profitability measure. Included in the management fees are fees that we earn in exchange for providing the hotel access to Hyatt's intellectual property ("IP"). Franchise fees consist of an initial fee and ongoing royalty fees computed as a percentage of gross room revenues and as applicable, food and beverage revenues. License fees represent revenues associated with the licensing of the Hyatt brand names through our co-branded credit card programs and with sales of our branded residential units. Other fees include termination fees and revenues from marketing services provided to certain ALG resorts.

- *Net management, franchise, license, and other fees*—Management, franchise, license, and other fees are reduced by the amortization of management and franchise agreement assets and performance cure payments, which constitute payments to customers. Consideration provided to customers related to management and franchise agreement assets is recorded in other assets and amortized to Contra revenue over the expected customer life, typically the initial term of the management or franchise agreement.

- *Distribution and destination management*—Distribution and destination management revenues include revenues from the sale of vacation packages, experiences, and charter flights through ALG Vacations and destination services and excursions offered through Amstar.

- *Other revenues*—Other revenues include revenues from our residential management operations for condominium units, our Unlimited Vacation Club paid membership club offering member benefits exclusively at ALG resorts in Latin America and the Caribbean, the sale of promotional awards through our co-branded credit card programs, and spa and fitness revenues from Exhale, which was sold during the year ended December 31, 2020 (see Note 7).

- *Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties*—Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties represent the reimbursement of costs incurred on behalf of third-party owners and franchisees. These reimbursed costs relate primarily to payroll at managed properties where we are the employer, as well as reimbursements for costs incurred related to system-wide services and the loyalty program operated on behalf of owners of managed and franchised properties.

The products and services we offer to our customers are comprised of the following performance obligations:

Management and franchise agreements

- *Access to Hyatt's IP, including the Hyatt brand names*—We receive sales-based fees from hotel owners in exchange for providing access to our IP, including the Hyatt brand names and systems, among other services. Fees are generally payable on a monthly basis as hotel owners and franchisees derive value from access to our IP. Fees are recognized over time as services are rendered. Under our franchise agreements, we also receive initial fees from hotel owners and franchisees. The initial fees do not represent a distinct performance obligation, and therefore, are combined with the royalty fees and deferred and recognized in management, franchise, license, and other fees over the expected customer life, which is typically the initial term of the franchise agreement.

- *System-wide services*—We provide system-wide services on behalf of owners of managed and franchised properties. The promise to provide system-wide services is not a distinct performance obligation because it is attendant to the access to our IP. Therefore, this promise is combined with the access to our IP to form a single performance obligation.

  In 2021 and 2022, Hyatt's system-wide services are accounted for under a fund model whereby hotel owners and franchisees are invoiced a system-wide assessment fee on a monthly basis. We recognize the revenues over time as services are provided in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties. We have discretion over how we spend program revenues, and therefore, we are the principal. Expenses related to the system-wide programs are recognized as incurred in costs incurred on behalf of managed and franchised properties. Over time, we intend to manage the system-wide programs to break-even and not earn a profit on these services, but the timing of revenues received from the owners may not align with the timing of the expenses incurred to operate the programs. Therefore, any difference between the revenues and expenses will impact our net income (loss).

  In 2020 and prior, certain system-wide services were provided and accounted for under a cost reimbursement model. Under the cost reimbursement model, hotel owners and franchisees were required to reimburse us for all costs incurred to operate the system-wide programs with no added margin. We had discretion over how we spent program revenues, and therefore, we were the principal. Expenses incurred related to the system-wide programs were recognized in costs incurred on behalf of managed and franchised properties. The reimbursement of system-wide services was billed monthly based on an annual estimate of costs to be incurred and recognized in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties commensurate with incurring the cost. Any amounts collected and not yet recognized as revenues were deferred and classified as contract liabilities. Any costs incurred in excess of revenues collected were classified as receivables to the extent we expected to recover the costs over the long term. As a result of the changes in the manner in which system-wide services are charged and provided, we no longer have any properties on a cost reimbursement model.

- *Hotel management agreement services*—Under the terms of our management agreements, we provide hotel management services, which form a single performance obligation that qualifies as a series. In exchange, we receive variable consideration in the form of management fees which are comprised of base and/or incentive fees. Incentive fees are typically subject to the achievement of certain profitability targets, and therefore, we apply judgment in determining the amount of incentive fees recognized each period. Incentive fee revenues are recognized to the extent it is probable that we will not reverse a significant portion of the fees in a subsequent period. We rely on internal financial forecasts and historical trends to estimate the amount of incentive fee revenues recognized and the probability that incentive fees will reverse in the future. Generally, base management fees are due and payable on a monthly basis as services are provided, and incentive fees are due and payable based on the terms of the agreement, but at a minimum, incentive fees are billed and collected annually. Revenues are recognized over time as services are rendered.

Under the terms of certain management agreements, primarily within the U.S., we are the employer of hotel employees. When we are the employer, we are reimbursed for costs incurred related to the employee management services with no added margin, and the reimbursements are recognized over time as services are rendered in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties. In jurisdictions in which we are the employer, we have discretion over how employee management services are provided, and therefore, we are the principal.

- *Loyalty program administration*—We administer the loyalty program for the benefit of Hyatt's portfolio of properties during the period of their participation in the loyalty program. Under the program, members earn points based on their spend at our properties and through our experience platform FIND, by transacting with our strategic loyalty alliances, or in connection with spend on a Hyatt co-branded credit card. Loyalty program points can be redeemed for the right to stay at participating properties, as well as for other goods and services from third parties. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future.

  The loyalty program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. These two promises are not distinct because the promise to market and manage the program does not benefit the customer without the related arrangement for award redemptions. The costs of administering the loyalty program are charged to the properties through an assessment fee based on members' qualified expenditures. The assessment fee is billed and collected monthly, and revenues received by the program are deferred until a member redeems points. Upon redemption of points at managed and franchised properties, we recognize the previously deferred revenue in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties, net of redemption expense paid to managed and franchised hotels. We are responsible for arranging for the redemption of promotional awards, but we do not directly fulfill the award night obligation except at owned and leased hotels. Therefore, we are the agent with respect to this performance obligation for managed and franchised hotels, and we are the principal with respect to owned and leased hotels. A portion of our owned and leased hotels revenues is deferred upon initial stay as points are earned by program members at owned or leased hotels, and revenues are recognized upon redemption at owned or leased hotels.

  The revenues recognized each period are based on the number of loyalty points redeemed and the revenue per point, which includes an estimate of breakage for the loyalty points that will not be redeemed. Determining breakage involves significant judgment, and we engage third-party actuaries to assist us in estimating the ultimate redemption ratios used in the breakage calculations, and the amount of revenues recognized upon redemption. Changes to the expected ultimate redemption assumptions are reflected in the current period. Any revenues in excess of the anticipated future redemptions are used to fund the other operational expenses of the program.

Room rentals and other services provided at owned and leased hotels

We provide room rentals and other services to our guests, including, but not limited to, food and beverage, spa, laundry, and parking. These products and services each represent individual performance obligations, and in exchange for these services, we receive fixed amounts based on published rates or negotiated contracts. Payment is due in full at the time the services are rendered or the goods are provided. If a guest enters into a package including multiple goods or services, the fixed price is allocated to each distinct good or service based on the standalone selling price for each item. Revenues are recognized over time when we transfer control of the good or service to the customer. Room rental revenues are recognized on a daily basis as the guest occupies the room, and revenues related to other products and services are recognized when the product or service is provided to the guest.

Hotels commonly enter into arrangements with online travel agencies, trade associations, and other entities. As part of these arrangements, we may pay the other party a commission or rebate based on the revenues generated through that channel. We recognize revenues gross or net of rebates and commissions depending on the terms of each contract.

Distribution and destination management

ALG Vacations offers traditional leisure travel products and services on an individual and package basis to destinations primarily within Latin America and the Caribbean. Travel products and services include some or all of the following:

- Performance obligations in which third-party suppliers are primarily responsible for providing the services and ALG Vacations is the agent:

    - *Commercial air transportation provided by third-party air carriers*—revenues are recognized at the time of booking, net of related payments to suppliers;

    - *Hotel accommodations provided by ALG resorts and third-party branded hotels and resorts*—revenues are recognized on a net basis as the guest occupies the room;

    - *Travel insurance provided by third-party insurance companies*—revenues are recognized at the time of booking, net of related payments to suppliers;

    - *Car rental reservations provided by third-party companies*—revenues are recognized on a daily basis as the guest utilizes the rental car, net of related costs; and

    - *Excursions provided by third-party companies*—revenues are recognized on the day of the excursion, net of related costs.

- Performance obligations in which ALG Vacations is primarily responsible for providing the services and is the principal:

    - *Chartered air transportation provided by ALG Vacations*—gross revenues are recognized at the time of departure and return; and

    - *Ground transportation and excursions provided by Amstar*—gross revenues are recognized at the time of departure and return.

In exchange for the products and services provided, we receive fixed and variable consideration that is allocated between the performance obligations based on relative standalone selling prices. For all performance obligations, we utilize a cost plus margin approach to determine the standalone selling price. For car rental reservations and excursions provided by third-party companies, we allocate the standalone selling price using observable transaction prices. ALG Vacation's customers pay for travel prior to trip departure and these deposits are recorded as contract liabilities until the transfer of control of the related performance obligation occurs, at which point the related revenues are recognized in distribution and destination management revenues. For certain airline, hotel, and car rental transactions, we also receive fees through global distribution systems ("GDS") that provide the computer systems through which travel supplier inventory is made available and reservations are booked. Payments received through GDS are considered commissions from suppliers and are recognized as revenues at the time of booking in distribution and destination management revenues.

We provide advertising services to travel suppliers on our consumer websites and travel agent websites, in travel brochures, and via other media. Revenues from advertising are recognized when the service is provided and recorded in distribution and destination management revenues.

Residential management operations

We provide residential management services pursuant to rental management agreements with individual property owners and/or homeowner associations whereby the property owners and/or homeowner associations participate in our rental program. The services provided include reservations, housekeeping, security, and concierge assistance to guests in exchange for a variable fee based on a revenue sharing agreement with the owner of the condominium unit. The services represent an individual performance obligation. Revenues are recognized over time as services are rendered or upon completion of the guest's stay at the condominium unit. We are responsible for establishing pricing as well as fulfilling the services during the guest's stay, and as a result, we are the principal.

Membership club

Through the Unlimited Vacation Club, we enter into membership contracts with guests that provide various benefits, which each represent a performance obligation: access to preferred rates and benefits at participating properties, free room stays, up-front incentives, including gifts and upgrades, loyalty points, the right to renew after the initial contract term, and initial memberships to third-party vacation exchange services.

Membership contracts may be paid in full at commencement or by making a deposit and paying the remaining balance in monthly installments over an average term of less than 4 years. Members are required to pay an annual renewal fee to have continuous access to the benefits outlined in the contract. The unpaid portion of the membership contract does not meet the definition of an asset or a financing receivable as the unpaid balance relates to future services to be provided by us, and our right to collect future cash flows is conditional on our ability to provide continuous access to the member over the contract term.

In exchange for the membership club benefits, we receive fixed and variable consideration. The transaction price includes cash consideration received and the unpaid portion of the membership contract and is allocated between the performance obligations based on the relative standalone selling prices of each performance obligation. We utilize observable transaction prices and/or adjusted market assumptions in determining the relative standalone selling price of each performance obligation. Membership fees received are recorded as contract liabilities, and the revenues allocated to each performance obligation are recognized as follows within other revenues on our consolidated statements of income (loss):

- *Preferred rates and benefits at participating properties*—revenues are recognized over the estimated customer life, which ranges from 3 to 25 years, using the straight-line method;

- *Free night stays and up-front incentives*—revenues are recognized upon redemption, net of redemption expenses as we are the agent;

- *Loyalty points*—revenues are recognized upon redemption, net of redemption expenses as we are the agent;

- *Right to renew after the initial contract term*—this performance obligation represents a material right and revenues are recognized annually as earned; and

- *Initial memberships to third-party vacation exchange services*—revenues are recognized over the exchange membership term, net of expenses as we are the agent.

Members can upgrade their membership to a higher tier for an additional fee, which results in additional products and services that are separable from the initial contract, and therefore, upgrades are considered a cancellation of the old contract and the creation of a new contract. Members can also downgrade their membership by opting out of paying the unpaid portion of the membership contract. Downgrades do not result in additional distinct goods or services, and therefore, the revised consideration is allocated to the remaining performance obligations, with an adjustment to revenues recognized on the date of downgrade for performance to date under the contract.

Co-branded credit card programs

We have co-branded credit card agreements with a third party, and under the terms of the agreements, we have various performance obligations: granting a license to the Hyatt name, arranging for the fulfillment of points issued to cardholders through the loyalty program, and awarding cardholders with free room nights upon achievement of certain program milestones. The loyalty points and free room nights represent material rights that can be redeemed for free or discounted services in the future.

In exchange for the products and services provided, we receive fixed and variable consideration which is allocated between the performance obligations based on their relative standalone selling prices. Significant judgment is involved in determining the relative standalone selling prices, and therefore, we engage a third-party valuation specialist for assistance. We utilize a relief from royalty method to determine the revenues allocated to the license and the revenues are recognized over time as the licensee derives value from access to Hyatt's brand name. We utilize observable transaction prices and adjusted market assumptions to determine the standalone selling price of a loyalty point, and we utilize a cost plus margin approach to determine the standalone selling price of the free room nights. The revenues allocated to loyalty program points and free night awards are deferred and recognized upon redemption or expiration of a card member's promotional awards, net of redemption expense when we are the agent. We are responsible for arranging for the redemption of promotional awards, but we do not directly fulfill the award night obligation except at owned and leased hotels. Therefore, we are the agent for managed and franchised hotels, and we are the principal with respect to owned and leased hotels.

We satisfy the following performance obligations over time: access to Hyatt's symbolic IP, hotel management agreement services, administration of the loyalty program, license of our brand name through our co-branded credit card agreements, and access to preferred pricing for Unlimited Vacation Club members. Each of these performance obligations is considered a sales-based royalty or a series of distinct services, and although the activities to fulfill each of these promises may vary from day to day, the nature of each promise is the same and the customer benefits from the services every day.

For each performance obligation satisfied over time, we recognize revenues using an output method based on the value transferred to the customer. Revenues are recognized based on the transaction price and the observable outputs related to each performance obligation. We deem the following to represent our progress in satisfying these performance obligations:

- revenues and operating profits earned by the hotels during the reporting period for access to Hyatt's IP as it is indicative of the value third-party hotel owners and franchisees derive;

- revenues and operating profits of the hotels for the promise to provide management agreement services to the hotels;

- award night redemptions or point redemptions with third-party partners for the administration of the loyalty program performance obligation;

- cardholder spend for the license to the Hyatt name through our co-branded credit card programs as it is indicative of the value our partner derives from the use of our name; and

- time elapsed as we provide access to ALG resorts under the Unlimited Vacation Club paid membership program.

Within our management agreements, we have two performance obligations: providing access to Hyatt's IP and providing management agreement services. Although these constitute two separate performance obligations, both obligations represent services that are satisfied over time, and we recognize revenues using an output method based on the performance of the hotel. Therefore, we have not allocated the transaction price between these two performance obligations as the allocation would result in the same pattern of revenue recognition.

Revenues are adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year.

We have applied the practical expedient that permits the omission of prior-period information about revenues allocated to future performance obligations, and we do not estimate revenues allocated to remaining performance obligations for the following:

- Deferred revenue related to the loyalty program, base and incentive management fee revenues, and deferred revenues associated with our paid membership program related to preferred rates and benefits at participating properties as the revenues are allocated to a wholly unperformed performance obligation in a series;

- Revenues related to royalty fees as they are considered sales-based royalty fees;

- Revenues received for free nights granted through our co-branded credit card programs as the awards have an original duration of 12 months;

- Revenues related to advanced bookings at owned and leased hotels as each stay has a duration of 12 months or less; and

- Revenues related to ALG Vacations as bookings are generally for travel within 12 months or less.

Contract Balances—Our payments from customers are based on the billing terms established in our contracts. Customer billings are recorded as accounts receivable when our right to consideration is unconditional. If our right to consideration is conditional on future performance under the contract, the balance is recorded as a contract asset. Due to certain profitability hurdles in our management agreements, incentive fees are considered contract assets until the risk related to achieving the profitability metric no longer exists. Once the profitability hurdle has been met, the incentive fee receivable balance will be recorded in accounts receivable. Contract assets are recorded in receivables, net on our consolidated balance sheets. Payments received in advance of performance under the contract are recorded as current or long-term contract liabilities on our consolidated balance sheets and recognized as revenues as we perform under the contract.

Costs Incurred to Obtain Contracts with Customers—We incur incremental costs to obtain contracts with Unlimited Vacation Club members. The incremental costs, which primarily relate to sales commissions, are deferred and recorded as current or long-term other assets on our consolidated balance sheets. The costs are amortized in other direct costs on our consolidated statements of income (loss) over the same period as the associated revenues, using the straight-line method over the customer life, which ranges from 3 to 25 years. We assess costs incurred to obtain contracts with customers for impairment quarterly and when events or circumstances indicate the carrying value may not be recoverable.

At December 31, 2022 and December 31, 2021, we had $15 million and $2 million, respectively, of deferred costs recorded in prepaids and other assets and $106 million and $14 million, respectively, recorded in other assets on our consolidated balance sheets. During the years ended December 31, 2022 and December 31, 2021, we recognized $9 million and an insignificant amount, respectively, of amortization expense related to these deferred costs. During the year ended December 31, 2020, we did not incur incremental costs to obtain contracts with Unlimited Vacation Club members as it was prior to the ALG Acquisition.

Foreign Currency—The functional currency of our consolidated entities located outside the U.S. is generally the local currency. The assets and liabilities of these entities are translated into U.S. dollars at period-end exchange rates, and the related gains and losses, net of applicable deferred income taxes, are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets. Gains and losses from foreign currency transactions, including those related to intercompany receivables and payables, are recognized in other income (loss), net on our consolidated statements of income (loss).

Fair Value—We apply the provisions of fair value measurement to various financial instruments, which we measure at fair value on a recurring basis, and to various financial and nonfinancial assets and liabilities, which we measure at fair value on a nonrecurring basis. We disclose the fair value of our financial assets and liabilities based on observable market information, where available, or market participant assumptions. These assumptions are subjective in nature and involve matters of judgment, and therefore, fair values cannot always be determined with precision. When determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are as follows:

- Level One—Fair values based on unadjusted quoted prices in active markets for identical assets and liabilities;

- Level Two—Fair values based on quoted market prices for similar assets and liabilities in active markets, quoted prices in inactive markets for identical assets and liabilities, and inputs other than quoted market prices that are observable for the asset or liability; and

- Level Three—Fair values based on inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. Valuation techniques may include the use of discounted cash flow models and similar techniques and may be internally developed.

We recognize transfers in and transfers out of the levels of the fair value hierarchy as of the end of each quarterly reporting period.

We typically utilize the market approach and income approach for valuing our financial instruments. The market approach utilizes prices and information generated by market transactions involving identical or similar assets and liabilities, and the income approach uses valuation techniques to convert future cash flows or earnings to a single, discounted present value. For instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the classification within the fair value hierarchy has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets and liabilities within the fair value hierarchy.

The carrying values of our current financial assets and current financial liabilities approximate fair values with the exception of debt and equity securities (see below and Note 4) and financing receivables (see Note 6). The fair value of long-term debt is discussed in Note 11, and the fair value of our guarantee liabilities is discussed below and in Note 15. We do not have nonfinancial assets or nonfinancial liabilities required to be measured at fair value on a recurring basis.

Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Our cash equivalents, except for time deposits discussed below, are classified as Level One in the fair value hierarchy as we are able to obtain market available pricing information on an ongoing basis, see Note 4.

Restricted Cash—Cash deposited or held in escrow under contractual or regulatory requirements is classified as restricted cash. Our restricted cash may include sales proceeds pursuant to like-kind exchanges, escrow deposits, collateral for the securitization of our performance under our debt repayment guarantees associated with the hotel properties in India, deposits with banks that collateralize our obligations to certain vendors, and other arrangements.

Equity Method Investments—We have investments in unconsolidated hospitality ventures accounted for under the equity method. These investments are an integral part of our business and strategically and operationally important to our overall results. When we receive a distribution from an investment, we determine whether it is a return on our investment or a return of our investment based on the underlying nature of the distribution. Certain of our equity method investments are reported on a lag of up to three months. When intervening events occur during the time lag, we recognize the impact in our consolidated financial statements.

We assess investments in unconsolidated hospitality ventures for impairment quarterly, and when there is an indication that a loss in value has occurred, we evaluate the carrying value in comparison to the estimated fair value of the investment. Fair value is based on internally-developed discounted cash flow models, third-party appraisals, and if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach, we utilize various assumptions requiring judgment, including projected future cash flows, discount rates, and capitalization rates, which are primarily Level Three assumptions. Our estimates of projected future cash flows are based on historical data, various internal estimates, and a variety of external sources, and are developed as part of our routine, long-term planning process.

If the estimated fair value is less than the carrying value, we apply judgment to determine whether the decline in value is other than temporary. In determining this, we consider factors including, but not limited to, the length of time and extent of the decline, loss of value as a percentage of the cost, financial condition and near-term financial projections, our intent and ability to recover the lost value, and current economic conditions. Impairments deemed other than temporary are recognized in equity earnings (losses) from unconsolidated hospitality ventures on our consolidated statements of income (loss).

For additional information about equity method investments, see Note 4.

Debt and Equity Securities—Excluding equity method investments, debt and equity securities consist of various investments:

- Equity securities consist of interest-bearing money market funds, mutual funds, common shares, and preferred shares. Equity securities with a readily determinable fair value are recorded at fair value on our consolidated balance sheets based on listed market prices or dealer quotations where available and are classified as Level One in the fair value hierarchy as we are able to obtain pricing information on an ongoing basis. Equity securities without a readily determinable fair value are recorded at cost less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Net gains and losses, both realized and unrealized, and impairment charges on equity securities are recognized in other income (loss), net on our consolidated statements of income (loss).

- Debt securities include preferred shares, time deposits, and fixed income securities, including U.S. government obligations, obligations of other government agencies, corporate debt, mortgage-backed and asset-backed securities, and municipal and provincial notes and bonds. Debt securities are classified as trading, available-for-sale ("AFS"), or HTM.

    - Trading securities—recorded at fair value based on listed market prices or dealer price quotations, where available. Net gains and losses, both realized and unrealized, on trading securities are recognized in net gains (losses) and interest income from marketable securities held to fund rabbi trusts or other income (loss), net, depending on the nature of the investment, on our consolidated statements of income (loss).

    - AFS securities—recorded at fair value based on listed market prices or dealer price quotations, where available. Unrealized gains and losses on AFS debt securities are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets. Realized gains and losses on AFS debt securities are recognized in other income (loss), net on our consolidated statements of income (loss). AFS securities are assessed quarterly for expected credit losses which are recognized in other income (loss), net on our consolidated statements of income (loss). In determining the allowance for credit losses, we evaluate AFS securities at the individual security level and consider our investment strategy, current market conditions, financial strength of the underlying investments, term to maturity, credit rating, and our intent and ability to sell the securities.

    - HTM securities—investments that we have the intent and ability to hold until maturity are recorded at amortized cost, net of expected credit losses. HTM securities are assessed for expected credit losses quarterly, and credit losses are recognized in other income (loss), net on our consolidated statements of income (loss). In determining the allowance for credit losses, we evaluate HTM securities individually due to the unique risks associated with each security, and we consider the financial strength of the underlying assets, including the current and forecasted performance of the property, term to maturity, credit quality of the owner, and current market conditions.

    We classify debt securities as current or long-term based on their contractual maturity dates and our intent and ability to hold the investment. Our debt securities are primarily classified as Level Two in the fair value hierarchy. Time deposits are recorded at par value, which approximates fair value, and are therefore, classified as Level Two. The remaining securities, other than our investment in preferred shares, are classified as Level Two due to the use and weighting of multiple market inputs being considered in the final price of the security. Our investments in preferred shares are classified as Level Three as discussed in Note 4.

Interest income on preferred shares that earn a return is recognized in other income (loss), net.

For additional information about debt and equity securities, see Note 4.

Accounts Receivables—Our accounts receivables primarily consist of trade receivables due from guests for services rendered at our owned and leased properties, from hotel owners with whom we have management, franchise, and marketing services agreements for services rendered and for reimbursements of costs incurred on behalf of managed and franchised properties, from third-party financial institutions for credit and debit card transactions, from a third-party partner for our co-branded credit card programs, and from ALG Vacations customers. We assess all accounts receivables for credit losses quarterly and establish an allowance to reflect the net amount expected to be collected. The allowance for credit losses is based on an assessment of historical collection activity, the nature of the receivable, geographic considerations, and the current business environment and is recognized in owned and leased hotels expenses, distribution and destination management expenses, or selling, general, and administrative expenses on our consolidated statements of income (loss), based on the nature of the receivable. For additional information about accounts receivables, see Note 6.

Financing Receivables—Financing receivables represent contractual rights to receive money either on demand or on fixed or determinable dates and are recorded on our consolidated balance sheets at amortized cost, net of expected credit losses. We recognize interest as earned and include accrued interest in the amortized cost basis of the asset.

Our financing receivables are composed of individual, unsecured loans and other types of unsecured financing arrangements provided to hotel owners. These financing receivables generally have stated maturities and interest rates, but the repayment terms vary and may be dependent on future cash flows of the hotel. We individually assess all financing receivables for credit losses quarterly and establish an allowance to reflect the net amount expected to be collected. We estimate credit losses based on an analysis of several factors, including current economic conditions, industry trends, and specific risk characteristics of the financing receivable, including capital structure, loan performance, market factors, and the underlying hotel performance. Adjustments to credit losses are recognized in other income (loss), net on our consolidated statements of income (loss).

We evaluate accrued interest allowances separately from the financing receivable assets. On an ongoing basis, we monitor the credit quality of our financing receivables based on historical and expected future payment activity. We determine our financing to hotel owners to be nonperforming if interest or principal is greater than 90 days past due based on the contractual terms of the individual financing receivables or if an allowance has been established for our other financing arrangements with that borrower. If we consider a financing receivable to be nonperforming, we place the financing receivable on nonaccrual status.

For financing receivables on nonaccrual status, we recognize interest income in other income (loss), net on our consolidated statements of income (loss) when cash is received. Accrual of interest income is resumed and potential reversal of any associated allowance for credit loss occurs when the receivable becomes contractually current and collection doubts are removed.

After an allowance for credit losses has been established, we may determine the receivable balance is uncollectible when all commercially reasonable means of recovering the receivable balance have been exhausted. We write off uncollectible balances by reversing the financing receivable and the related allowance for credit losses.

Financing receivables acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered purchased with credit deterioration ("PCD") assets. PCD assets are accounted for at the purchase price or acquisition date fair value with an estimate of expected credit losses to arrive at an initial amortized cost basis. We use certain indicators, such as past due status, and specific risk characteristics of the financing receivable, including capital structure, loan performance, market factors, and the underlying hotel performance, in identifying and assessing whether the acquired financing receivables are considered PCD assets.

For additional information about financing receivables, see Note 6.

Inventories—Inventories are comprised of operating supplies and equipment that primarily have a period of consumption of two years or less and food and beverage items at our owned and leased hotels, which are generally valued at the lower of cost (first-in, first-out) or net realizable value.

Property and Equipment and Definite-Lived Intangible Assets—Property and equipment is stated at cost, including interest incurred during development and construction periods, less accumulated depreciation. Definite-lived intangible assets are recorded at the acquisition date fair value, less accumulated amortization. Depreciation and amortization are recognized over the estimated useful lives of the assets, primarily using the straight-line method.

Property and equipment are depreciated over the following useful lives:

Buildings and improvements	10–50 years
Leasehold improvements	The shorter of the lease term or useful life of asset
Furniture and equipment	3–20 years
Computers	3–7 years

Definite-lived intangible assets are amortized over the following useful lives:

Management and franchise agreement intangibles	1–30 years
Customer relationships intangibles	4–11 years
Other intangibles	Varies based on the nature of the asset

We assess property and equipment and definite-lived intangible assets for impairment quarterly, and when events or circumstances indicate the carrying value may not be recoverable, we evaluate the net book value of the assets by comparing it to the projected undiscounted future cash flows of the assets. Under the undiscounted cash flow approach, the primary assumption requiring judgment is our estimate of projected future operating cash flows, which are based on historical data, various internal estimates, and a variety of external resources, which are primarily Level Three assumptions, and are developed as part of our routine, long-term planning process.

If the projected undiscounted future cash flows are less than the net book value of the assets, the fair value is determined based on internally-developed discounted cash flows of the assets, third-party appraisals or broker valuations, or if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach, we utilize various assumptions requiring judgment, including projected future cash flows, discount rates, and capitalization rates. The excess of the net book value over the estimated fair value is recognized in asset impairments on our consolidated statements of income (loss).

We evaluate the carrying value of our property and equipment and definite-lived intangible assets based on our plans, at the time, for such assets and consider qualitative factors such as future development in the surrounding area, status of local competition, and any significant adverse changes in the business climate. Changes to our plans, including a decision to dispose of or change the intended use of an asset, may have a material impact on the carrying value of the asset.

For additional information about property and equipment and definite-lived intangible assets, see Note 5 and Note 9, respectively.

Leases—We primarily lease land, buildings, office space, and equipment. We determine whether an arrangement is an operating or finance lease at inception. For our hotel management agreements, we apply judgment in order to determine whether the contract is accounted for as a lease or management agreement based on the specific facts and circumstances of each agreement. In evaluating whether an agreement constitutes a lease, we review the contractual terms to determine which party obtains both the economic benefits and control of the assets. In arrangements where we control the assets and obtain substantially all of the economic benefits, we account for the contract as a lease.

Certain of our leases include options to extend the lease term at our discretion. We include lease extension options in our operating lease ROU assets and lease liabilities when it is reasonably certain that we will exercise the options. Our extension options range from approximately 1 to 25 years, and the impacts of all currently available options are recorded in our operating lease ROU assets and lease liabilities. Our lease agreements do not contain any significant residual value guarantees or restrictive covenants.

We assess operating lease ROU assets for impairment quarterly, and when events or circumstances indicate the carrying value may not be recoverable, we evaluate the net book value of the assets by comparing it to the projected undiscounted future cash flows of the assets. If the carrying value of the assets is determined to not be recoverable and is in excess of the estimated fair value, we recognize an impairment charge in asset impairments on our consolidated statements of income (loss).

As our leases do not provide an implicit borrowing rate, we use our estimated IBR to determine the present value of our lease payments and apply a portfolio approach. We apply judgment in estimating our IBR, including assumptions related to currency risk and our credit risk. We also give consideration to our recent debt issuances as well as publicly available data for instruments with similar characteristics when determining our IBR.

Our operating leases may include the following terms: (i) fixed minimum lease payments, (ii) variable lease payments based on a percentage of the hotel's profitability measure, as defined in the lease, (iii) lease payments equal to the greater of a minimum or variable lease payments based on a percentage of the hotel's profitability measure, as defined in the lease, (iv) lease payments adjusted for changes in an index or market value, or (v) variable lease payments based on a percentage split of the total gross revenue, as defined in the leases, related to our residential management operations. Future lease payments that are contingent are not included in the measurement of the operating lease liability or in the future maturities table, see Note 8.

For office space, land, and hotel leases, we do not separate the lease and nonlease components, which primarily relate to common area maintenance and utilities. We combine lease and nonlease components for those leases where we are the lessor, and we exclude all leases that are 12 months or less from the operating lease ROU assets and lease liabilities.

For additional information about leases, see Note 8.

Acquisitions—We evaluate the facts and circumstances of each acquisition to determine whether the transaction should be accounted for as an asset acquisition or a business combination.

Under the supervision of management, independent third-party valuation specialists estimate the fair value of the assets or businesses acquired using various recognized valuation methods, including the income approach, cost approach, relief from royalty approach, and sales comparison approach, all of which are primarily based on Level Three assumptions. Assumptions utilized in determining the fair value under these approaches include, but are not limited to, historical financial results when applicable, projected cash flows, discount rates, capitalization rates, royalty rates, current market conditions, likelihood of contract renewals, and comparable transactions. In a business combination, the fair value is allocated to tangible assets and liabilities and identifiable intangible assets, with any remaining value assigned to goodwill, if applicable. In an asset acquisition, any difference between the consideration paid and the fair value of the assets acquired is allocated across the identified assets based on the relative fair value. When we acquire the remaining ownership interest in or the property from an unconsolidated hospitality venture in a step acquisition, we estimate the fair value of our equity interest using the assumed cash proceeds we would receive from sale to a third party at a market sales price, which is determined using our fair value methodologies and assumptions.

The results of operations of properties or businesses have been included on our consolidated statements of income (loss) since their respective dates of acquisition. Assets acquired and liabilities assumed in acquisitions are recorded on our consolidated balance sheets at the respective acquisition dates based on their estimated fair values. In business combinations, the purchase price allocations may be based on preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when we receive final information, including appraisals and other analyses.

Acquisition-related costs incurred in conjunction with a business combination are recognized in other income (loss), net on our consolidated statements of income (loss). In an asset acquisition, these costs are included in the total consideration paid and allocated to the acquired assets.

Periodically, we enter into like-kind exchange agreements upon the disposition or acquisition of certain properties. Pursuant to the terms of these agreements, the proceeds from the sales are placed into an escrow account administered by a qualified intermediary and are unavailable for our use until released. The proceeds are recorded as restricted cash on our consolidated balance sheets and released (i) if they are utilized as part of a like-kind exchange agreement, (ii) if we do not identify a suitable replacement property within 45 days after the agreement date, or (iii) when a like-kind exchange agreement is not completed within the remaining allowable time period.

For additional information about acquisitions, see Note 7.

Goodwill—Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified or separately recognized. We evaluate goodwill for impairment annually during the fourth quarter of each year using balances at October 1 and at interim dates if indicators of impairment exist. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount.

We evaluate the fair value of the reporting unit by performing a qualitative or quantitative assessment. In any given year, we can elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is more likely than not that the fair value is less than the carrying value, or we elect to bypass the qualitative assessment, we proceed to the quantitative assessment.

When determining fair value, we utilize internally-developed discounted future cash flow models; third-party valuation specialist models, which may include income-based and/or market-based approaches; third-party appraisals or broker valuations; and if appropriate, current estimated net sales proceeds from pending offers. Under an income-based approach, we utilize various assumptions requiring judgment, including projected future cash flows, discount rates, and capitalization rates. Our estimates of projected future cash flows are based on historical data, various internal estimates, and a variety of external sources, which are primarily Level Three assumptions, and are developed as part of our routine, long-term planning process. For certain reporting units, we apply a weighting of an income-based approach and a market-based approach, which utilizes the guideline public companies method and is based on earnings multiple data derived from publicly traded peer group companies. We then compare the estimated fair value to our carrying value. If the carrying value is in excess of the fair value, we recognize an impairment charge in asset impairments on our consolidated statements of income (loss) based on the amount by which the carrying value of the reporting unit exceeded the fair value, limited to the carrying amount of goodwill. For additional information about goodwill, see Note 9.

Indefinite-Lived Intangible Assets—We have certain brand and other indefinite-lived intangible assets that were acquired through various business combinations. At the time of each acquisition, fair value was estimated using a relief from royalty method.

We evaluate indefinite-lived intangible assets for impairment annually during the fourth quarter of each year using balances at October 1 and at interim dates if indicators of impairment exist. We use the relief from royalty method to estimate the fair value. When determining fair value, we utilize internally-developed discounted future cash flow models and third-party valuation specialist models, which include various assumptions requiring judgment, including projected future cash flows, discount rates, and market royalty rates that are primarily Level Three assumptions. Our estimates of projected cash flows are based on historical data, various internal estimates, and a variety of external sources, and are developed as part of our routine, long-term planning process. We then compare the estimated fair value to our carrying value. If the carrying value is in excess of the fair value, we recognize an impairment charge in asset impairments on our consolidated statements of income (loss). For additional information about indefinite-lived intangible assets, see Note 9.

Guarantees—We enter into performance guarantees related to certain hotels we manage. We also enter into debt repayment guarantees with respect to certain unconsolidated hospitality ventures and certain managed or franchised hotels. We record a liability for the fair value of these guarantees at their inception date. In order to estimate the fair value, we use scenario-based weighting, which utilizes a Monte Carlo simulation to model the probability of possible outcomes. The valuation methodology includes assumptions and judgments regarding probability weighting, discount rates, volatility, hotel operating results, and hotel property sales prices, which are primarily Level Three assumptions. The fair value is not revalued due to future changes in assumptions. The corresponding offset depends on the circumstances in which the guarantee was issued and is recorded to equity method investments, other assets, or expenses. We amortize the liability for the fair value of a guarantee into income over the term of the guarantee using a systematic and rational, risk-based approach. Guarantees related to our managed or franchised hotels and our unconsolidated hospitality ventures are amortized into income in other income (loss), net and in equity earnings (losses) from unconsolidated hospitality ventures, respectively, on our consolidated statements of income (loss).

- Performance and other guarantees—On a quarterly basis, we evaluate the likelihood of funding under a guarantee. To the extent we determine an obligation to fund is both probable and estimable based on performance during the period, we record a separate contingent liability and recognize expense in other income (loss), net.

- Debt repayment guarantees—At guarantee inception and on a quarterly basis, we evaluate the risk of funding under a guarantee. We assess credit risk based on the current and forecasted performance of the underlying property, whether the property owner is current on debt service, the historical performance of the underlying property, and the current market, and we record a separate liability and recognize expense in other income (loss), net or equity earnings (losses) from unconsolidated hospitality ventures based on the nature of the guarantee.

For additional information about guarantees, see Note 15.

Income Taxes—We account for income taxes to recognize the amount of taxes payable or refundable for the current year and the amount of deferred tax assets and liabilities resulting from the future tax consequences of differences between the financial statements and tax basis of the respective assets and liabilities. We assess the realizability of our deferred tax assets and record a valuation allowance when it is more likely than not that some or all of our deferred tax assets are not realizable. This assessment is completed by tax jurisdiction and relies on the weight of both positive and negative evidence available with significant weight placed on recent financial results. When necessary, we use systematic and logical methods to estimate when deferred tax liabilities will reverse and generate taxable income and when deferred tax assets will reverse and generate tax deductions.

We recognize the financial statement effect of a tax position when, based on the technical merits of the uncertain tax position, it is more likely than not to be sustained on a review by taxing authorities. We review these estimates and make changes to recorded amounts of uncertain tax positions as facts and circumstances warrant. For additional information about income taxes, see Note 14.

Stock-Based Compensation—As part of our LTIP, we award SARs, RSUs, and PSUs to certain employees and non-employee directors:

- *SARs*—Each vested SAR gives the holder the right to the difference between the value of one share of our Class A common stock at the exercise date and the value of one share of our Class A common stock at the grant date. The value of the SARs is determined using the fair value of our common stock at the grant date based on the closing stock price of our Class A common stock. SARs generally vest 25% annually over four years, beginning on the first anniversary after the grant date. Vested SARs can be exercised over their life as determined in accordance with the LTIP. All SARs have a 10-year contractual term, are settled in shares of our Class A common stock, and are accounted for as equity instruments.

  We recognize compensation expense on a straight-line basis from the date of grant through the requisite service period, which is generally the vesting period, unless the employee meets retirement eligibility criteria resulting in immediate recognition. We recognize the effect of forfeitures as they occur.

- *RSUs*—Each vested RSU will generally be settled by delivery of a single share of our Class A common stock and therefore is accounted for as an equity instrument. In certain situations, we grant a limited number of cash-settled RSUs, which are recorded as liability instruments. The cash-settled RSUs represent an insignificant portion of previous grants.

  The value of the RSUs is determined using the fair value of our common stock at the grant date based on the closing stock price of our Class A common stock. Awards are generally settled as each individual tranche vests under the relevant agreements. We recognize compensation expense over the requisite service period of the individual grant, which is generally a vesting period of one to four years, unless the employee meets retirement eligibility criteria resulting in immediate recognition. We recognize the effect of forfeitures as they occur.

  Under certain circumstances, we have issued time-vested RSUs with performance requirements, which vest based on the satisfaction of a continued employment requirement and the attainment of specified performance-vesting conditions that are established annually and eligible to be earned in tranches. Generally, these RSUs fully vest and settle in Class A common stock to the extent performance requirements for the applicable tranche are achieved and if the requisite service period, which is generally three to five years, is satisfied. The value of the RSUs is determined using the fair value of our common stock at the grant date based on the closing stock price of our Class A common stock. Due to the fact that the performance conditions are established annually, each tranche typically has its own grant date. We did not issue any such RSUs during the years ended December 31, 2022 and December 31, 2021. At December 31, 2022, 56,000 approved RSUs have not yet met the grant date criteria and therefore, are not deemed granted.

- *PSUs*—PSUs vest and are settled in Class A common stock based on the performance of the Company through the end of the applicable performance period relative to the applicable performance target and are generally subject to a continued employment requirement through the applicable performance period. The PSUs are eligible to vest at the end of the performance period only to the extent the performance threshold is met and continued service requirements are satisfied; there is no interim performance metric, except in the case of certain change in control transactions.

  The value of the PSUs is determined using the fair value of our common stock at the grant date based on the closing stock price of our Class A common stock. PSUs may include a relative total shareholder return ("TSR") modifier to determine the number of shares earned at the end of the performance period. Under the supervision of management, independent third-party valuation specialists estimate the fair value of the PSUs that include the TSR modifier using a Monte Carlo simulation to model the probability of possible outcomes.

  We recognize compensation expense over the requisite performance period, which is generally a vesting period of approximately three to six years. Compensation expense recognized is dependent on management's quarterly assessment of the expected achievement relative to the applicable performance targets. We recognize the effect of forfeitures as they occur.

For additional information about stock-based compensation, see Note 17.

Loyalty Program—The loyalty program is funded through contributions from participating properties and third-party loyalty alliances based on eligible revenues from loyalty program members and returns on marketable securities. The funds are used for the redemption of member awards and payment of operating expenses. Operating costs are expensed as incurred and recognized in costs incurred on behalf of managed and franchised properties.

The program invests amounts received from the participating properties and third-party loyalty alliances in marketable securities, which are included in other current and long-term assets on our consolidated balance sheets (see Note 4). Deferred revenues related to the loyalty program are classified as current and long-term contract liabilities on our consolidated balance sheets (see Note 3). The costs of administering the loyalty program, including the estimated cost of award redemption, are charged to the participating properties and third-party loyalty alliances based on members' qualified expenditures.

Advertising Costs—We expense costs to produce advertising in the period incurred and costs to communicate advertising as the communication occurs. Advertising costs are generally reimbursed by our third-party owners and franchisees and are recognized in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties and costs incurred on behalf of managed and franchised properties on our consolidated statements of income (loss). Certain advertising costs associated with our Apple Leisure Group segment are not reimbursable. During the years ended December 31, 2022 and December 31, 2021, we recognized approximately $67 million and $13 million, respectively, of advertising costs related to ALG in distribution and destination management expenses on our consolidated statements of income (loss). During the year ended December 31, 2020, we did not recognize advertising costs related to ALG as it was prior to the ALG Acquisition.

Government Assistance—We receive government subsidies, primarily in the form of cash, related to expenses such as salaries, wages, and taxes. The subsidies are recorded when there is reasonable assurance the conditions of the subsidies will be met and the subsidies will be received. The subsidies are recognized as a benefit against the related expense on our consolidated statements of income (loss) over the period that the subsidies are intended to compensate. Our subsidies primarily relate to the CARES Act and the American Rescue Plan Act of 2021 ("ARPA"). The CARES Act, enacted in March 2020, as well as subsequently enacted legislation, including ARPA, provided economic support due to the COVID-19 pandemic. The CARES Act included an employee retention credit, which is a refundable tax credit against certain employment taxes (see Note 14). ARPA provided a refundable subsidy tax credit to employers to offset the costs of COBRA coverage for certain qualified employees from April 1, 2021 through September 30, 2021. During the year ended December 31, 2022, we received $6 million of government assistance related to these programs in the form of cash. The benefit from the government subsidies was primarily recognized against the related expenses in prior periods. At December 31, 2022, we had $26 million related to these programs recorded in receivables, net on our consolidated balance sheet.

Adopted Accounting Standards

Government Assistance—In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2021-10 ("ASU 2021-10"), *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance*. ASU 2021-10 requires annual disclosures that are expected to increase the transparency of transactions involving government grants, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity's financial statements. The provisions of ASU 2021-10 are effective for fiscal years beginning after December 31, 2021, and we adopted ASU 2021-10 on January 1, 2022 utilizing a prospective approach. ASU 2021-10 did not materially impact our consolidated financial statements. For additional information about government assistance, see our accounting policy discussed above.

Future Adoption of Accounting Standards

Reference Rate Reform—In March 2020, the FASB issued Accounting Standards Update No. 2020-04 ("ASU 2020-04"), *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. ASU 2020-04 provides optional expedients and exceptions that we can elect to adopt, subject to meeting certain criteria, regarding contract modifications, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update No. 2022-06 ("ASU 2022-06"), *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. ASU 2022-06 was effective upon issuance and defers the sunset date of Topic 848 by two years, extending the provisions of ASU 2020-04 through December 31, 2024. We are currently assessing the impact of adopting ASU 2020-04.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the nature of the product or service:

	Owned and leased hotels	Americas management and franchising	ASPAC management and franchising	EAME/SW Asia management and franchising	Apple Leisure Group	Corporate and other	Eliminations	Total
				Year Ended December 31, 2022				
Rooms revenues	$ 780	$ —	$ —	$ —	$ 20	$ —	$ (28)	$ 772
Food and beverage	305	—	—	—	—	—	—	305
Other	157	—	—	—	1	—	—	158
Owned and leased hotels	1,242	—	—	—	21	—	(28)	1,235
Base management fees	—	225	39	40	52	—	(37)	319
Incentive management fees	—	64	34	39	68	—	(13)	192
Franchise, license, and other fees	—	190	12	19	26	50	—	297
Management, franchise, license, and other fees	—	479	85	98	146	50	(50)	808
Contra revenue	—	(24)	(2)	(4)	(1)	—	—	(31)
Net management, franchise, license, and other fees	—	455	83	94	145	50	(50)	777
Distribution and destination management	—	—	—	—	986	—	—	986
Other revenues	—	119	—	—	137	15	2	273
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties	—	2,271	138	97	114	—	—	2,620
Total	$ 1,242	$ 2,845	$ 221	$ 191	$ 1,403	$ 65	$ (76)	$ 5,891

	Year Ended December 31, 2021							
	Owned and leased hotels	Americas management and franchising	ASPAC management and franchising	EAME/SW Asia management and franchising	Apple Leisure Group	Corporate and other	Eliminations	Total
Rooms revenues	$ 519	$ —	$ —	$ —	$ —	$ —	$ (17)	$ 502
Food and beverage	196	—	—	—	—	—	—	196
Other	140	—	—	—	—	—	—	140
Owned and leased hotels	855	—	—	—	—	—	(17)	838
Base management fees	—	130	37	22	5	—	(25)	169
Incentive management fees	—	19	21	15	10	—	(7)	58
Franchise, license, and other fees	—	128	14	6	6	37	—	191
Management, franchise, license, and other fees	—	277	72	43	21	37	(32)	418
Contra revenue	—	(19)	(4)	(12)	—	—	—	(35)
Net management, franchise, license, and other fees	—	258	68	31	21	37	(32)	383
Distribution and destination management	—	—	—	—	115	—	—	115
Other revenues	—	84	—	—	19	4	2	109
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties	—	1,410	96	66	11	—	—	1,583
Total	$ 855	$ 1,752	$ 164	$ 97	$ 166	$ 41	$ (47)	$ 3,028

	Year Ended December 31, 2020						
	Owned and leased hotels	Americas management and franchising	ASPAC management and franchising	EAME/SW Asia management and franchising	Corporate and other	Eliminations	Total
Rooms revenues	$ 283	$ —	$ —	$ —	$ —	$ (12)	$ 271
Food and beverage	148	—	—	—	—	—	148
Other	94	—	—	—	—	—	94
Owned and leased hotels	525	—	—	—	—	(12)	513
Base management fees	—	72	26	13	—	(15)	96
Incentive management fees	—	4	14	5	—	(1)	22
Franchise, license, and other fees	—	76	21	5	19	—	121
Management, franchise, license, and other fees	—	152	61	23	19	(16)	239
Contra revenue	—	(18)	(2)	(10)	—	—	(30)
Net management, franchise, license, and other fees	—	134	59	13	19	(16)	209
Other revenues	—	42	—	—	15	1	58
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties	—	1,152	75	55	4	—	1,286
Total	$ 525	$ 1,328	$ 134	$ 68	$ 38	$ (27)	$ 2,066

Contract Balances

Contract assets were insignificant at December 31, 2022 and December 31, 2021.

Contract liabilities were comprised of the following:

	December 31, 2022	December 31, 2021
Deferred revenue related to the paid membership program	$ 1,013	$ 833
Deferred revenue related to the loyalty program	928	814
Deferred revenue related to travel distribution and destination management services	732	629
Deferred revenue related to insurance programs	66	52
Advanced deposits	61	61
Initial fees received from franchise owners	45	42
Other deferred revenue	88	96
Total contract liabilities	$ 2,933	$ 2,527

Revenue recognized during the years ended December 31, 2022 and December 31, 2021 included in the contract liabilities balance at the beginning of each year was $947 million and $289 million, respectively. This revenue primarily relates to travel distribution and destination management services, the loyalty program, and the Unlimited Vacation Club paid membership program.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. Contracted revenue expected to be recognized in future periods was approximately $470 million at December 31, 2022, approximately 20% of which we expect to recognize over the next 12 months, with the remainder to be recognized thereafter.

4.   DEBT AND EQUITY SECURITIES

We invest in debt and equity securities that we believe are strategically and operationally important to our business. These investments take the form of (i) equity method investments where we have the ability to significantly influence the operations of the entity, (ii) marketable securities held to fund operating programs and for investment purposes, and (iii) other types of investments.

Equity Method Investments

Equity method investments were $178 million and $216 million at December 31, 2022 and December 31, 2021, respectively, and are primarily recorded on our owned and leased hotels segment.

The carrying values and ownership interests of our investments in unconsolidated hospitality ventures accounted for under the equity method were as follows:

Investee	Existing or future hotel property	Ownership interest	Carrying value December 31, 2022	Carrying value December 31, 2021
Hyatt of Baja, S. de. R.L. de C.V.	Park Hyatt Los Cabos	50.0 %	59	54
HP Boston Partners, LLC	Hyatt Place Boston / Seaport District	50.0 %	25	27
Hotel am Belvedere Holding GmbH & Co KG	Andaz Vienna Am Belvedere	50.0 %	15	18
HC Lenox JV LLC	Hyatt Centric Buckhead Atlanta	50.0 %	11	15
H.E. Philadelphia HC Hotel, L.L.C.	Hyatt Centric Center City Philadelphia	42.3 %	11	14
HRM HoldCo, LLC	Hyatt Regency Miami	50.0 %	10	11
CBR HCN, LLC	Hyatt Centric Downtown Nashville	40.0 %	8	13
Desarrolladora Hotelera Acueducto, S. de R.L. de C.V.	Hyatt Regency Andares Guadalajara	— %	—	13
Juniper Hotels Private Limited	Hyatt Regency Ahmedabad, Andaz Delhi, Grand Hyatt Mumbai Hotel & Residences	50.0 %	—	10
Other	Various		39	41
Total equity method investments			$ 178	$ 216

During the year ended December 31, 2022, we had the following activity:

• We received $23 million of proceeds related to the sale of our ownership interest in an equity method investment and recognized a $4 million pre-tax gain in equity earnings (losses) from unconsolidated hospitality ventures on our consolidated statements of income (loss), net of a $5 million reclassification from accumulated other comprehensive loss (see Note 16).

• An equity method investment, in which we hold an ownership interest, sold the underlying hotel to a third party, and we received $16 million of proceeds. We recognized a $15 million net gain in equity earnings (losses) from unconsolidated hospitality ventures on our consolidated statements of income (loss).

During the year ended December 31, 2021, we had the following activity:

• We received $83 million of sales proceeds and recognized $31 million of net gains in equity earnings (losses) from unconsolidated hospitality ventures on our consolidated statements of income (loss) resulting from sales activity related to certain equity method investments within our owned and leased hotels segment.

• We purchased our hospitality venture partner's interest in the entities that own Grand Hyatt São Paulo for $6 million of cash, and we repaid the $78 million third-party mortgage loan on the property. We recognized a $69 million pre-tax gain in equity earnings (losses) from unconsolidated hospitality ventures on our consolidated statements of income (loss) (see Note 7).

During the year ended December 31, 2020, we had no significant sales activity.

Marketable Securities

We hold marketable securities with readily determinable fair values to fund certain operating programs and for investment purposes. We periodically transfer available cash and cash equivalents to purchase marketable securities for investment purposes.

Marketable Securities Held to Fund Operating Programs—Marketable securities held to fund operating programs, which are recorded at fair value on our consolidated balance sheets, were as follows:

	December 31, 2022	December 31, 2021
Loyalty program (Note 10)	$ 728	$ 601
Deferred compensation plans held in rabbi trusts (Note 10 and Note 13)	420	543
Captive insurance company (Note 10)	110	148
Total marketable securities held to fund operating programs	$ 1,258	$ 1,292
Less: current portion of marketable securities held to fund operating programs included in cash and cash equivalents and short-term investments	(339)	(173)
Marketable securities held to fund operating programs included in other assets	$ 919	$ 1,119

At December 31, 2022 and December 31, 2021, marketable securities held to fund operating programs included:

- $174 million and $141 million, respectively, of AFS debt securities with contractual maturity dates ranging from 2023 through 2069. The amortized cost of our AFS debt securities approximates fair value;

- $138 million and $4 million, respectively, of time deposits classified as HTM debt securities with contractual maturity dates ranging from 2023 through 2026. The amortized cost of our time deposits approximates fair value;

- $62 million and $89 million, respectively, of equity securities with a readily determinable fair value.

Net unrealized and realized gains (losses) from marketable securities held to fund operating programs recognized on our consolidated financial statements were as follows:

	Year Ended December 31,		
	2022	2021	2020
Unrealized gains (losses), net			
Net gains (losses) and interest income from marketable securities held to fund rabbi trusts	$ (89)	$ (7)	$ 24
Other income (loss), net (Note 21)	(37)	(11)	17
Other comprehensive income (loss) (Note 16)	(14)	(2)	—
Realized gains, net			
Net gains (losses) and interest income from marketable securities held to fund rabbi trusts	$ 14	$ 50	$ 36
Other income (loss), net (Note 21)	—	2	6

Marketable Securities Held for Investment Purposes—Marketable securities held for investment purposes, which are recorded at cost or fair value, depending on the nature of the investment, on our consolidated balance sheets, were as follows:

	December 31, 2022	December 31, 2021
Interest-bearing money market funds	$ 430	$ 231
Common shares in Playa N.V. (Note 10)	79	97
Time deposits (1)	10	255
Total marketable securities held for investment purposes	$ 519	$ 583
Less: current portion of marketable securities held for investment purposes included in cash and cash equivalents and short-term investments	(440)	(486)
Marketable securities held for investment purposes included in other assets	$ 79	$ 97

(1) Time deposits have contractual maturity dates in 2023.

We hold common shares in Playa Hotels & Resorts N.V. ("Playa N.V."), which are accounted for as an equity security with a readily determinable fair value as we do not have the ability to significantly influence the operations of the entity. We did not sell any shares of common stock during the years ended December 31, 2022 or December 31, 2021. Net unrealized gains (losses) recognized on our consolidated statements of income (loss) were as follows:

	Year Ended December 31,		
	2022	2021	2020
Other income (loss), net (Note 21)	$ (18)	$ 25	$ (30)

Fair Value—We measure marketable securities at fair value on a recurring basis:

	December 31, 2022	Cash and cash equivalents	Short-term investments	Other assets
Level One - Quoted Prices in Active Markets for Identical Assets				
Interest-bearing money market funds	$ 620	$ 620	$ —	$ —
Mutual funds	482	—	—	482
Common shares in Playa N.V.	79	—	—	79
Level Two - Significant Other Observable Inputs				
Time deposits	148	1	145	2
U.S. government obligations	237	—	3	234
U.S. government agencies	55	—	8	47
Corporate debt securities	109	—	2	107
Mortgage-backed securities	21	—	—	21
Asset-backed securities	21	—	—	21
Municipal and provincial notes and bonds	5	—	—	5
Total	$ 1,777	$ 621	$ 158	$ 998

	December 31, 2021	Cash and cash equivalents	Short-term investments	Other assets
Level One - Quoted Prices in Active Markets for Identical Assets				
Interest-bearing money market funds	$ 397	$ 397	$ —	$ —
Mutual funds	632	—	—	632
Common shares in Playa N.V.	97	—	—	97
Level Two - Significant Other Observable Inputs				
Time deposits	259	35	221	3
U.S. government obligations	235	—	—	235
U.S. government agencies	58	—	—	58
Corporate debt securities	137	—	6	131
Mortgage-backed securities	24	—	—	24
Asset-backed securities	28	—	—	28
Municipal and provincial notes and bonds	8	—	—	8
Total	$ 1,875	$ 432	$ 227	$ 1,216

During the years ended December 31, 2022 and December 31, 2021, there were no transfers between levels of the fair value hierarchy.

Other Investments

HTM Debt Securities—We also hold investments in third-party entities associated with certain of our hotels. The investments are redeemable on various dates through 2062 and recorded as HTM debt securities within other assets on our consolidated balance sheets:

	December 31, 2022	December 31, 2021
HTM debt securities	$ 96	$ 91
Less: allowance for credit losses	(31)	(38)
Total HTM debt securities, net of allowances	$ 65	$ 53

The following table summarizes the activity in our HTM debt securities allowance for credit losses:

	2022	2021
Allowance at January 1	$ 38	$ 21
Provisions (reversals), net (1)	(7)	19
Write-offs	—	(2)
Allowance at December 31	$ 31	$ 38

(1) Provisions for credit losses were partially or fully offset by interest income recognized in the same periods (see Note 21).

We estimated the fair value of HTM debt securities to be approximately $81 million and $77 million at December 31, 2022 and December 31, 2021, respectively. The fair values of our investments in preferred shares, which are classified as Level Three in the fair value hierarchy, are estimated using internally-developed discounted cash flow models based on current market inputs for similar types of arrangements. The primary sensitivity in these models is the selection of appropriate discount rates. Fluctuations in these assumptions could result in different estimates of fair value. The remaining HTM debt securities are classified as Level Two in the fair value hierarchy due to the use and weighting of multiple market inputs being considered in the final price of the security.

Equity Securities Without a Readily Determinable Fair Value—At both December 31, 2022 and December 31, 2021, we held $12 million of investments in equity securities without a readily determinable fair value, which are recorded within other assets on our consolidated balance sheets and represent investments in entities where we do not have the ability to significantly influence the operations of the entity.

5. PROPERTY AND EQUIPMENT, NET

	December 31, 2022	December 31, 2021
Land	$ 557	$ 676
Buildings and improvements	2,658	3,065
Leasehold improvements	184	192
Furniture, equipment, and computers	1,136	1,186
Construction in progress	30	47
Property and equipment	4,565	5,166
Less: accumulated depreciation	(2,181)	(2,318)
Total property and equipment, net	$ 2,384	$ 2,848

	Year Ended December 31,		
	2022	2021	2020
Depreciation expense	$ 216	$ 262	$ 283

During the years ended December 31, 2022 and December 31, 2021, we did not recognize any property and equipment impairment charges.

During the year ended December 31, 2020, the carrying values of certain property and equipment were in excess of fair values, which were determined to be Level Three fair value measurements, and we recognized $9 million of impairment charges in asset impairments on our consolidated statements of income (loss) within corporate and other.

6. RECEIVABLES

Receivables

At December 31, 2022 and December 31, 2021, we had $834 million and $633 million of net receivables, respectively, recorded on our consolidated balance sheets.

The following table summarizes the activity in our receivables allowance for credit losses:

	2022	2021
Allowance at January 1	$ 53	$ 56
Provisions (reversals), net	20	4
Write-offs	(13)	(7)
Other	3	—
Allowance at December 31	$ 63	$ 53

Financing Receivables

	December 31, 2022	December 31, 2021
Unsecured financing to hotel owners	$ 120	$ 133
Less: current portion of financing receivables, included in receivables, net	(16)	(23)
Less: allowance for credit losses	(44)	(69)
Total long-term financing receivables, net of allowances	$ 60	$ 41

Allowance for Credit Losses—The following table summarizes the activity in our unsecured financing receivables allowance for credit losses:

	2022	2021
Allowance at January 1	$ 69	$ 114
Provisions (reversals), net	(9)	7
Write-offs (1)	(15)	(61)
Foreign currency exchange, net	(1)	(3)
Allowance on PCD assets acquired in the ALG Acquisition	—	12
Allowance at December 31	$ 44	$ 69

(1) The amount written off during the year ended December 31, 2022 primarily related to loans with a third-party that were sold. The amount written off during the year ended December 31, 2021 primarily related to a financing arrangement with a hotel owner, which was legally waived.

Credit Monitoring—Our unsecured financing receivables were as follows:

	December 31, 2022			
	Gross loan balance (principal and interest)	Related allowance	Net financing receivables	Gross receivables on nonaccrual status
Loans	$ 118	$ (43)	$ 75	$ 22
Other financing arrangements	2	(1)	1	1
Total unsecured financing receivables	$ 120	$ (44)	$ 76	$ 23

	December 31, 2021			
	Gross loan balance (principal and interest)	Related allowance	Net financing receivables	Gross receivables on nonaccrual status
Loans	$ 130	$ (67)	$ 63	$ 47
Other financing arrangements	3	(2)	1	—
Total unsecured financing receivables	$ 133	$ (69)	$ 64	$ 47

Fair Value—We estimated the fair value of financing receivables to be approximately $117 million and $88 million at December 31, 2022 and December 31, 2021, respectively. The fair values, which are classified as Level Three in the fair value hierarchy, are estimated using discounted future cash flow models. The principal inputs used are projected future cash flows and the discount rate, which is generally the effective interest rate of the loan.

7. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Hotel Irvine—During the year ended December 31, 2022, we acquired Hotel Irvine from an unrelated third party for $135 million, net of closing costs and proration adjustments. Upon completion of the asset acquisition, we recorded $135 million of property and equipment within our owned and leased hotels segment on our consolidated balance sheet.

Apple Leisure Group—During the year ended December 31, 2021, we acquired 100% of the outstanding limited partnership interests in Casablanca Global Intermediate Holdings L.P., doing business as ALG, and 100% of the outstanding ordinary shares of Casablanca Global GP Limited, its general partner, in a business combination for a purchase price of $2.7 billion. The transaction included $69 million of contingent consideration payable upon the achievement of certain targets related to ALG's outstanding travel credits; however, we did not record a contingent liability as the achievement was not considered probable as of the acquisition date.

We closed on the transaction on November 1, 2021 and paid $2,718 million of cash, inclusive of $39 million of purchase price adjustments for amounts due back to the seller that were recorded in accrued expenses and other current liabilities on our consolidated balance sheet at December 31, 2021 and paid during the year ended December 31, 2022.

Net assets acquired were determined as follows:

Cash paid, net of cash acquired	$	2,718
Cash and cash equivalents acquired		460
Restricted cash acquired		16
Net assets acquired	$	3,194

The acquisition includes (i) management and marketing services agreements for operating and pipeline hotels, primarily across Mexico, the Caribbean, Central America, and Europe, and brand names affiliated with ALG resorts; (ii) customer relationships and brand names related to ALG Vacations; and (iii) customer relationships and a brand name associated with the Unlimited Vacation Club paid membership program.

Our consolidated balance sheets at both December 31, 2022 and December 31, 2021 reflect estimates of the fair value of the assets acquired and liabilities assumed based on available information as of the acquisition date. The fair values of intangible assets acquired were estimated using either discounted future cash flow models or the relief from royalty method, both of which include revenue projections based on the expected contract terms and long-term growth rates, which are primarily Level Three assumptions. The fair values of performance guarantee liabilities assumed were estimated using scenario-based weighting, which utilizes a Monte Carlo simulation to model the probability of possible outcomes. The valuation methodology includes assumptions and judgments regarding probability weighting, discount rates, volatility, and hotel operating results as well as qualitative factors, which are primarily Level Three assumptions (see Note 15). The remaining assets and liabilities were recorded at their carrying values, which approximate their fair values.

During the year ended December 31, 2022, the fair values of certain assets acquired and liabilities assumed were finalized. The measurement period adjustments primarily resulted from the refinement of certain assumptions, including contract terms, renewal periods, and useful lives, which affected the underlying cash flows in the valuation and were based on facts and circumstances that existed at the acquisition date. Measurement period adjustments recorded on our consolidated balance sheet at December 31, 2022 primarily include a $94 million increase in other long-term liabilities, largely due to performance guarantees (see Note 15); a $55 million decrease in intangibles, net; a $19 million decrease in long-term contract liabilities, and a $16 million decrease in property and equipment, net, all of which contributed to a corresponding $147 million increase to goodwill. We finalized the fair values of the assets acquired and liabilities assumed in the fourth quarter of 2022. During the year ended December 31, 2022, we recognized an increase of expenses of approximately $11 million on our consolidated statements of income (loss), primarily related to amortization, that would have been recognized during the year ended December 31, 2021, if the measurement period adjustments would have been made as of the acquisition date.

The following table summarizes the fair value of the identifiable net assets acquired recorded on the Apple Leisure Group segment:

Cash and cash equivalents	$	460
Restricted cash		16
Receivables		168
Prepaids and other assets		69
Property and equipment		6
Financing receivables, net		19
Operating lease right-of-use assets		79
Goodwill (1)		2,824
Indefinite-lived intangibles (2)		491
Management agreement intangibles (3)		479
Customer relationships intangibles (4)		608
Other intangibles		15
Other assets		30
Total assets acquired	$	5,264
Accounts payable	$	255
Accrued expenses and other current liabilities		98
Current contract liabilities (5)		638
Accrued compensation and benefits		49
Current operating lease liabilities		8
Long-term contract liabilities (5)		719
Long-term operating lease liabilities		71
Other long-term liabilities		232
Total liabilities assumed	$	2,070
Total net assets acquired attributable to Hyatt Hotels Corporation	$	3,194

(1) The goodwill is attributable to the growth opportunities we expect to realize by expanding our footprint in all-inclusive luxury and resort travel, increasing choices and experiences for guests, and enhancing end-to-end leisure travel offerings. Goodwill of $36 million is tax deductible.
(2) Includes intangible assets related to various ALG brand names.
(3) Amortized over useful lives of approximately 1 to 19 years, with a weighted-average useful life of approximately 11 years.
(4) Amortized over useful lives of 4 to 11 years, with a weighted-average useful life of approximately 8 years.
(5) Contract liabilities assumed were recorded at carrying value at the date of acquisition.

Following the acquisition date, the operating results of ALG were recognized in our consolidated statements of income (loss). For the period from the acquisition date through December 31, 2021, total revenues attributable to ALG were $166 million and the net loss attributable to ALG was $28 million, which included $22 million of amortization expense recognized related to the acquired definite-lived intangibles assets.

We recognized $45 million of transaction costs, primarily related to regulatory, financial advisory, and legal fees, in other income (loss), net on our consolidated statements of income (loss) during the year ended December 31, 2021 (see Note 21).

Unaudited Pro Forma Combined Financial Information

The following table presents the unaudited pro forma combined results of Hyatt and ALG as if the ALG Acquisition had occurred on January 1, 2020:

	Year Ended December 31,		
	2021		**2020**
Total revenues	3,732	$	2,515
Net loss	(277)		(1,662)

The unaudited pro forma combined financial information was based on the historical financial information of Hyatt and ALG and includes (i) incremental amortization expense to be incurred based on the final fair values of the identifiable intangible assets acquired; (ii) additional interest expense associated with the senior notes issuance to finance the acquisition (see Note 11); (iii) transaction incentive compensation expense and equity-based compensation expense due to change in control provisions; (iv) the elimination of expenses related to deferred cost assets that were not separately recorded as a part of our purchase price allocation; and (v) the reclassification of various expenses, primarily transaction costs incurred, during the year ended December 31, 2021 to the year ended December 31, 2020; and (vi) the assumption that Accounting Standards Update No. 2021-08, *Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, was effective beginning January 1, 2020. The unaudited pro forma combined financial information does not necessarily reflect what the combined company's financial condition or results of operations would have been had the transaction and the related financing occurred on the dates indicated. The unaudited pro forma financial statements also may not be useful in predicting the future financial condition and results of operations of the combined company following the transaction. In addition, the unaudited pro forma combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the transaction, or the costs to achieve any such synergies.

Land—During the year ended December 31, 2021, we acquired $7 million of land through an asset acquisition from an unrelated third party to develop a hotel in Tempe, Arizona.

Alila Ventana Big Sur—During the year ended December 31, 2021, we completed an asset acquisition of Alila Ventana Big Sur for $146 million, net of closing costs and proration adjustments, which primarily consisted of $149 million of property and equipment. The seller is indirectly owned by a limited partnership affiliated with the brother of our Executive Chairman. The acquisition was identified as replacement property in a potential reverse like-kind exchange; however, we sold the property before a suitable replacement property was identified.

During the year ended December 31, 2021, we sold the property to an unrelated third party for approximately $148 million, net of closing costs and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $2 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2021. The operating results and financial position of this hotel during our period of ownership remain within our owned and leased hotels segment.

Grand Hyatt São Paulo—We previously held a 50% interest in the entities that own Grand Hyatt São Paulo, and we accounted for the investment as an unconsolidated hospitality venture under the equity method. During the year ended December 31, 2021, we purchased the remaining 50% interest for $6 million of cash. Additionally, we repaid the $78 million third-party mortgage loan on the property and were released from our debt repayment guarantee. The transaction was accounted for as an asset acquisition, and we recognized a $69 million pre-tax gain related to the transaction in equity earnings (losses) from unconsolidated hospitality ventures on our consolidated statements of income (loss). The pre-tax gain is primarily attributable to a $42 million reversal of other long-term liabilities associated with our equity method investment and a $22 million reclassification from accumulated other comprehensive loss (see Note 16).

Net assets acquired were determined as follows:

Cash paid	$	6
Repayment of third-party mortgage loan		78
Fair value of our previously-held equity method investment		6
Net assets acquired	$	90

Upon acquisition, we recorded $101 million of property and equipment and $11 million of deferred tax liabilities within our owned and leased hotels segment on our consolidated balance sheet.

Dispositions

Hyatt Regency Greenwich—During the year ended December 31, 2022, we sold Hyatt Regency Greenwich to an unrelated third party for approximately $38 million, net of closing costs and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $14 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2022. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Hyatt Regency Mainz—During the year ended December 31, 2022, we sold the share of the entity that is the operating lessee of Hyatt Regency Mainz to an unrelated third party for a nominal amount, net of closing costs, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term franchise agreement for the property. The sale resulted in an insignificant pre-tax loss, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during year ended December 31, 2022. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

The Confidante Miami Beach—During the year ended December 31, 2022, we sold The Confidante Miami Beach to an unrelated third party for approximately $227 million, net of closing costs and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $24 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2022. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

The Driskill—During the year ended December 31, 2022, we sold The Driskill to an unrelated third party for approximately $119 million, net of closing costs and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $51 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2022. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Grand Hyatt San Antonio River Walk—During the year ended December 31, 2022, we sold Grand Hyatt San Antonio River Walk to an unrelated third party and accounted for the transaction as an asset disposition. We received approximately $109 million of cash consideration, net of closing costs; a $19 million HTM debt security as additional consideration; and $18 million from the release of restricted cash held for debt service related to the Series 2005 Bonds. At the time of sale, we had $166 million of outstanding debt related to the Series 2005 Bonds, inclusive of accrued interest and net of $4 million of unamortized discounts, which was legally defeased in conjunction with the sale (see Note 11). Upon sale, we entered into a long-term management agreement for the property.

The sale resulted in a $137 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2022. In connection with the disposition, we recognized a $7 million goodwill impairment charge in asset impairments on our consolidated statements of income (loss) during the year ended December 31, 2022 (see Note 9). The assets disposed represented the entirety of the reporting unit and therefore, no business operations remained to support the related goodwill, which was therefore impaired. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Hyatt Regency Indian Wells Resort & Spa—During the year ended December 31, 2022, we sold Hyatt Regency Indian Wells Resort & Spa to an unrelated third party for approximately $136 million, net of closing costs and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $40 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2022. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Hyatt Regency Miami—During the year ended December 31, 2021, we formed an unconsolidated hospitality venture with an unrelated third party and contributed Hyatt Regency Miami assets to the new entity resulting in the derecognition of the nonfinancial assets in the subsidiary. The agreed-upon value of the assets, which were primarily property and equipment, was $22 million. As a result of the transaction, we recorded our 50% ownership interest as an equity method investment, recorded a financing receivable from the unconsolidated hospitality venture, a related party (see Note 18), and recognized a $2 million pre-tax gain in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2021. Our $11 million equity method investment (see Note 4) and $11 million financing receivable (see Note 6) were recorded at fair value based on the value of assets contributed. The operating results and financial position of this hotel prior to the derecognition of the assets remain within our owned and leased hotels segment.

Hyatt Regency Bishkek—During the year ended December 31, 2021, we sold our interest in the consolidated hospitality venture that owns Hyatt Regency Bishkek to our venture partner for approximately $3 million, net of cash disposed, closing costs, and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in an insignificant pre-tax gain, including the reclassification of $7 million of currency translation gains from accumulated other comprehensive loss (see Note 16), which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2021. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Hyatt Regency Lake Tahoe Resort, Spa and Casino—During the year ended December 31, 2021, we sold Hyatt Regency Lake Tahoe Resort, Spa and Casino to an unrelated third party for approximately $343 million, net of closing costs and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $305 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2021. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Hyatt Regency Lost Pines Resort and Spa—During the year ended December 31, 2021, we sold Hyatt Regency Lost Pines Resort and Spa to an unrelated third party for approximately $268 million, net of closing costs and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $104 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2021. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Hyatt Regency Baku—During the year ended December 31, 2020, we sold shares of the entities which own Hyatt Regency Baku to an unrelated third party for approximately $11 million, net of $4 million of cash disposed, closing costs, and proration adjustments, and accounted for the transaction as an asset disposition. Upon sale, we entered into a long-term management agreement for the property. The sale resulted in a $30 million pre-tax loss, including the reclassification of $24 million of currency translation losses from accumulated other comprehensive loss, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2020. The operating results and financial position of this hotel prior to the sale remain within our owned and leased hotels segment.

Exhale—During the year ended December 31, 2020, we sold shares of the entity which owns the Exhale spa and fitness business to an unrelated third party for a nominal amount and accounted for the transaction as a business disposition. The sale resulted in an $11 million pre-tax loss, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2020. The operating results and financial position of this business prior to the sale remain within corporate and other.

Land—During the year ended December 31, 2020, we sold land and construction in progress to an unrelated third party for a nominal amount and accounted for the transaction as an asset disposition. The sale resulted in a $3 million pre-tax loss, including the reclassification of $1 million of currency translation losses from accumulated other comprehensive loss, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2020.

Hyatt Centric Center City Philadelphia—During the year ended December 31, 2020, an unrelated third party invested in certain of our subsidiaries that developed Hyatt Centric Center City Philadelphia and adjacent parking and retail space in exchange for a 58% ownership interest, resulting in the derecognition of the nonfinancial assets of the subsidiaries. As a result of the transaction, we received $72 million of proceeds, recorded our 42% ownership interest as an equity method investment (see Note 4), and recognized a $4 million pre-tax gain in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2020. Our $22 million equity method investment was recorded at fair value based on the value contributed by our partner to the unconsolidated hospitality venture. As additional consideration, we received a $5 million investment in an equity security without a readily determinable fair value (see Note 4).

Building—During the year ended December 31, 2020, we sold a commercial building in Omaha, Nebraska for $6 million, net of closing costs and proration adjustments. In conjunction with the sale, we entered into a lease for a portion of the building and accounted for the transaction as a sale and leaseback and recorded a $4 million operating lease ROU asset and related lease liability on our consolidated balance sheet. The sale resulted in a $4 million pre-tax gain, which was recognized in gains (losses) on sales of real estate and other on our consolidated statements of income (loss) during the year ended December 31, 2020. At the time of sale, the operating lease had a weighted-average remaining term of 9 years and a weighted-average discount rate of 3.25%. The lease includes an option to extend the lease term by 5 years.

8. **LEASES**

Lessee

A summary of operating lease expense, net of insignificant sublease income, is as follows:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Minimum rentals	$	44	$	41	$	45
Contingent rentals		111		71		38
Total operating lease expense	$	155	$	112	$	83

Total lease expense related to short-term leases and finance leases was insignificant for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

Supplemental balance sheet information related to finance leases is as follows:

	December 31, 2022		December 31, 2021	
Property and equipment, net (1)	$	6	$	6
Current maturities of long-term debt	$	2	$	1
Long-term debt		5		6
Total finance lease liabilities	$	7	$	7

(1) Finance lease assets are net of $16 million and $15 million of accumulated amortization at December 31, 2022 and December 31, 2021, respectively.

Weighted-average remaining lease terms and discount rates were as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term in years		
Operating leases (1)	15	19
Finance leases	4	5
Weighted-average discount rate		
Operating leases	3.6 %	3.8 %
Finance leases	1.0 %	0.6 %

(1) Certain of our hotel and land leases have nominal or contingent rental payments and are excluded from the weighted-average remaining lease term calculation resulting in a lower weighted-average term.

The maturities of lease liabilities for the next five years and thereafter are as follows:

Year ending December 31,	Operating leases (1)		Finance leases	
2023	$	48	$	2
2024		46		2
2025		39		2
2026		34		2
2027		31		—
Thereafter		231		—
Total minimum lease payments	$	429	$	8
Less: amount representing interest		(92)		(1)
Present value of minimum lease payments	$	337	$	7

(1) Operating lease payments have not been reduced by $17 million of future sublease receipts.

Lessor—We lease retail space under operating leases at certain of our owned hotels. Rental payments are primarily fixed with certain variable payments based on a contractual percentage of revenues. We recognized rental income within owned and leased hotels revenues on our consolidated statements of income (loss) as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Rental income	$ 12	$ 13	$ 16

The future minimum lease receipts scheduled to be received for the next five years and thereafter are as follows:

Year Ending December 31,	
2023	$ 10
2024	6
2025	5
2026	4
2027	4
Thereafter	3
Total minimum lease receipts	$ 32

9. GOODWILL AND INTANGIBLE ASSETS, NET

	Owned and leased hotels	Americas management and franchising	ASPAC management and franchising	EAME/SW Asia management and franchising	Apple Leisure Group	Corporate and other	Total
Balance at January 1, 2021							
Goodwill	$ 210	$ 232	$ —	$ —	$ —	$ 4	$ 446
Accumulated impairment losses	(154)	—	—	—	—	(4)	(158)
Goodwill, net	$ 56	$ 232	$ —	$ —	$ —	$ —	$ 288
Activity during the year							
Additions	—	—	—	—	2,677	—	2,677
Balance at December 31, 2021							
Goodwill	210	232	—	—	2,677	4	3,123
Accumulated impairment losses	(154)	—	—	—	—	(4)	(158)
Goodwill, net	$ 56	$ 232	$ —	$ —	$ 2,677	$ —	$ 2,965
Activity during the year							
Impairment losses	(7)	—	—	—	—	—	(7)
Measurement period adjustments (Note 7)	—	—	—	—	147	—	147
Foreign currency translation adjustments	—	—	—	—	(4)	—	(4)
Balance at December 31, 2022							
Goodwill	210	232	—	—	2,820	4	3,266
Accumulated impairment losses	(161)	—	—	—	—	(4)	(165)
Goodwill, net	$ 49	$ 232	$ —	$ —	$ 2,820	$ —	$ 3,101

During the year ended December 31, 2022, we sold Grand Hyatt San Antonio River Walk to an unrelated third party and accounted for the transaction as an asset disposition. In connection with the sale, we recognized a $7 million goodwill impairment charge in asset impairments on our consolidated statements of income (loss) within our owned and leased hotels segment (see Note 7).

During the year ended December 31, 2021, we did not recognize any goodwill impairment charges.

During the year ended December 31, 2020, we determined that the carrying values of two reporting units were in excess of fair values, which were Level Three fair value measurements, and we recognized $38 million of goodwill impairment charges in asset impairments on our consolidated statements of income (loss) within our owned and leased hotels segment.

	December 31, 2022	Weighted-average useful lives in years	December 31, 2021
Management and franchise agreement intangibles	$ 786	14	$ 835
Brand and other indefinite-lived intangibles	593	—	646
Customer relationships intangibles	608	8	586
Other intangibles	22	5	58
Intangibles	2,009		2,125
Less: accumulated amortization	(341)		(148)
Intangibles, net	$ 1,668		$ 1,977

	Year Ended December 31,		
	2022	2021	2020
Amortization expense	$ 210	$ 48	$ 27

We estimate amortization expense for definite-lived intangibles for the next five years and thereafter as follows:

Year Ending December 31,	
2023	$ 169
2024	153
2025	132
2026	103
2027	92
Thereafter	426
Total amortization expense	$ 1,075

During the year ended December 31, 2022, we recognized $21 million of impairment charges related to brand and other indefinite-lived intangibles, as we determined the carrying values of certain brand intangibles were in excess of fair values, and $10 million of impairment charges related to management and franchise agreement intangibles, primarily as a result of contract terminations. The impairment charges were recognized in asset impairments on our consolidated statements of income (loss), primarily within our Apple Leisure Group segment. The judgments and assumptions used in determining the impairment charges are classified as Level Three in the fair value hierarchy.

During the years ended December 31, 2021 and December 31, 2020, we recognized $8 million and $14 million of impairment charges, respectively, related to management and franchise agreement intangibles and brand and other indefinite-lived intangibles, primarily as a result of contract terminations. The impairment charges were recognized in asset impairments on our consolidated statements of income (loss), primarily within our Americas management and franchising segment. The judgments and assumptions used in determining the impairment charges are classified as Level Three in the fair value hierarchy.

10. OTHER ASSETS

	December 31, 2022	December 31, 2021
Management and franchise agreement assets constituting payments to customers (1)	$ 699	$ 571
Marketable securities held to fund rabbi trusts (Note 4)	420	543
Marketable securities held to fund the loyalty program (Note 4)	406	439
Deferred costs related to the paid membership program	106	14
Marketable securities held for captive insurance company (Note 4)	93	137
Common shares in Playa N.V. (Note 4)	79	97
Long-term investments (Note 4)	77	65
Long-term restricted cash	37	48
Other	112	120
Total other assets	$ 2,029	$ 2,034

(1) Includes cash consideration as well as other forms of consideration provided, such as debt repayment or performance guarantees.

11. DEBT

	December 31, 2022	December 31, 2021
$300 million senior unsecured notes maturing in 2023—floating rate notes	$ —	$ 300
$350 million senior unsecured notes maturing in 2023—3.375%	—	350
$700 million senior unsecured notes maturing in 2023—1.300%	656	700
$750 million senior unsecured notes maturing in 2024—1.800%	746	750
$450 million senior unsecured notes maturing in 2025—5.375%	450	450
$400 million senior unsecured notes maturing in 2026—4.850%	400	400
$400 million senior unsecured notes maturing in 2028—4.375%	399	400
$450 million senior unsecured notes maturing in 2030—5.750%	440	450
Tax-Exempt Contract Revenue Empowerment Zone Bonds, Series 2005A	—	130
Contract Revenue Bonds, Senior Taxable Series 2005B	—	38
Floating average rate loan	29	31
Other	1	1
Total debt before finance lease obligations	3,121	4,000
Finance lease obligations	7	7
Total debt	3,128	4,007
Less: current maturities	(660)	(10)
Less: unamortized discounts and deferred financing fees (1)	(15)	(29)
Total long-term debt	$ 2,453	$ 3,968

(1) Includes $2 million of unamortized discounts and deferred financing fees related to current maturities at December 31, 2022.

Under existing agreements, maturities of debt for the next five years and thereafter are as follows:

Year Ending December 31,	
2023	$ 662
2024	752
2025	455
2026	405
2027	4
Thereafter	850
Total maturities of debt	$ 3,128

Senior Notes—At December 31, 2022 and December 31, 2021, we had unsecured Senior Notes as further described below. Interest on the outstanding Senior Notes is payable semi-annually. We may redeem all or a portion of the Senior Notes at any time at 100% of the principal amount of the Senior Notes redeemed together with the accrued and unpaid interest, plus a make-whole amount, if any. The amount of any make-whole payment depends, in part, on the yield of U.S. Treasury securities with a comparable maturity to the Senior Notes at the date of redemption. A summary of the terms of our outstanding Senior Notes, by year of issuance, is as follows:

- In 2011, we issued $250 million of 5.375% senior notes due 2021 at an issue price of 99.846% (the "2021 Notes"). During the year ended December 31, 2021, we redeemed all of our outstanding 2021 Notes, as described below.

- In 2013, we issued $350 million of 3.375% senior notes due 2023 at an issue price of 99.498% (the "2023 Notes"). During the year ended December 31, 2022, we redeemed all of our outstanding 2023 Notes, as described below.

- In 2016, we issued $400 million of 4.850% senior notes due 2026 at an issue price of 99.920% (the "2026 Notes").

- In 2018, we issued $400 million of 4.375% senior notes due 2028 at an issue price of 99.866% (the "2028 Notes").

- In 2020, we issued $750 million of three-month LIBOR plus 3.000% senior notes due 2022 (the "2022 Notes"), $450 million of 5.375% senior notes due 2025 (the "2025 Notes"), and $450 million of 5.750% senior notes due 2030 (the "2030 Notes"). We received approximately $1,635 million of net proceeds from the sale, after deducting $15 million of underwriting discounts and other offering expenses. We used a portion of the proceeds from these issuances to repay all outstanding borrowings on our revolving credit facility and settle the outstanding interest rate locks, and we used the remainder for general corporate purposes. During the year ended December 31, 2021, we redeemed all of our outstanding 2022 Notes, as described below.

- In 2021, we issued $700 million of 1.300% senior notes due 2023 at an issue price of 99.941% (the "2023 Fixed Rate Notes"), $300 million of floating rate senior notes due 2023 (the "2023 Floating Rate Notes"), and $750 million of 1.800% senior notes due 2024 at an issue price of 99.994% (the "2024 Fixed Rate Notes"). We received approximately $1,738 million of net proceeds, after deducting $11 million of underwriting discounts and other offering expenses. We used the net proceeds from the senior notes issuance to fund a portion of the purchase price for the ALG Acquisition, redeem the 2022 Notes, and pay fees and expenses related to the senior notes issuance. During the year ended December 31, 2022, we redeemed all of our outstanding 2023 Floating Rate Notes, as described below.

Senior Notes Redemptions, Repayments, and Repurchases—During the year ended December 31, 2022, we redeemed the 2023 Floating Rate Notes, of which there was $300 million of aggregate principal outstanding, at a redemption price of approximately $302 million, which was calculated in accordance with the terms of the 2023 Floating Rate Notes and included principal and $2 million of accrued interest. We also redeemed the 2023 Notes, of which there was $350 million of aggregate principal outstanding, at a redemption price of approximately $353 million, which was calculated in accordance with the terms of the 2023 Notes and included principal and $3 million of accrued interest. Additionally, we paid approximately $58 million to repurchase $44 million of principal on the 2023 Fixed Rate Notes, $4 million of principal on the 2024 Fixed Rate Notes, $1 million of principal on the 2028 Notes, and $10 million of principal on the 2030 Notes in privately negotiated, open market transactions. During the year ended December 31, 2022, we incurred an insignificant net loss on extinguishment of debt recognized in other income (loss), net on our consolidated statements of income (loss) related to this activity (see Note 21).

During the year ended December 31, 2021, we repaid the outstanding 2021 Notes at maturity for approximately $257 million, inclusive of $7 million of accrued interest. We also redeemed the 2022 Notes, of which there was $750 million of aggregate principal outstanding, at a redemption price of approximately $753 million, which was calculated in accordance with the terms of the 2022 Notes and included principal and $3 million of accrued interest. The $2 million loss on extinguishment of debt was recognized in other income (loss), net on our consolidated statements of income (loss) (see Note 21).

Series 2005 Bonds—During the year ended December 31, 2022, the Series 2005 Bonds were legally defeased in conjunction with the sale of Grand Hyatt San Antonio River Walk (see Note 7). The Series 2005 Bonds had $166 million outstanding prior to defeasance, inclusive of accrued interest and net of $4 million of unamortized discounts, and we recognized an $8 million loss on extinguishment of debt related to restricted cash utilized to defease the debt. The loss was recognized in other income (loss), net on our consolidated statements of income (loss) during the year ended December 31, 2022 (see Note 21).

Floating Average Rate Loan—During the year ended December 31, 2012, we obtained a secured construction loan with Banco Nacional de Desenvolvimento Econômico e Social - BNDES ("BNDES") in order to develop Grand Hyatt Rio de Janeiro. The loan is split into four separate sub-loans, each with different interest rates. Sub-loans (a) and (b) mature in 2031 and sub-loans (c) and (d) mature in 2023. Borrowings under the four sub-loans bear interest at the following rates, depending on the applicable sub-loan: (a) and (b) the Brazilian Long Term Interest Rate - TJLP plus 2.02%, (c) 2.5%, and (d) the Brazilian Long Term Interest Rate - TJLP. On sub-loans (a), (b), and (d), when the TJLP rate exceeds 6%, the amount corresponding to the TJLP portion above 6% is required to be capitalized daily. At December 31, 2022, the weighted-average interest rates for the sub-loans we have drawn upon is 8.02%. At December 31, 2022 and December 31, 2021, we had Brazilian Real ("BRL") 154 million, or $29 million, and BRL 173 million, or $31 million, outstanding, respectively.

Revolving Credit Facility—During the year ended December 31, 2022, we entered into a credit agreement with a syndicate of lenders that provides for a $1.5 billion senior unsecured revolving credit facility that matures in May 2027. The credit agreement refinanced and replaced in its entirety our Second Amended and Restated Credit Agreement dated January 6, 2014, as amended. The revolving credit facility provides for the making of revolving loans to us in U.S. dollars and, subject to a sublimit of $250 million, certain other currencies, and the issuance of up to $300 million of letters of credit for our own account or for the account of our subsidiaries. We have the option during the term of the revolving credit facility to increase the revolving credit facility by an aggregate amount of up to an additional $500 million provided that, among other things, new and/or existing lenders agree to provide commitments for the increased amount. We may prepay any outstanding aggregate principal amount, in whole or in part, at any time, subject to customary breakage costs and upon proper notice. The credit agreement contains customary affirmative, negative, and financial covenants; representations and warranties; and default provisions.

During the year ended December 31, 2022, we had no borrowings or repayments on our revolving credit facility or our prior revolving credit facility. During the year ended December 31, 2021, we had $210 million of borrowings and repayments on our prior revolving credit facility. The weighted-average interest rate on these borrowings was 1.80% at December 31, 2021. At December 31, 2022 and December 31, 2021, we had no balance outstanding. At December 31, 2022, we had $1,496 million of borrowing capacity available under our revolving credit facility, net of letters of credit outstanding.

At December 31, 2022 and December 31, 2021, we had $263 million and $276 million, respectively, of letters of credit outstanding, excluding letters of credit outstanding that reduce our borrowing capacity under our revolving credit facility (see Note 15).

Fair Value—We estimated the fair value of debt, excluding finance leases, which consists of our Senior Notes and other long-term debt. Our Senior Notes are classified as Level Two due to the use and weighting of multiple market inputs in the final price of the security. We estimated the fair value of other debt instruments using discounted cash flow analysis based on current market inputs for similar types of arrangements. Based on the lack of available market data, we have classified our revolving credit facility, as applicable, and other debt instruments as Level Three. The primary sensitivity in these models is based on the selection of appropriate discount rates. Fluctuations in our assumptions will result in different estimates of fair value.

| | | | | December 31, 2022 | | |
	Carrying value	Fair value	Quoted prices in active markets for identical assets (Level One)	Significant other observable inputs (Level Two)	Significant unobservable inputs (Level Three)
Debt (1)	$ 3,121	$ 3,006	$ —	$ 2,976	$ 30

(1) Excludes $7 million of finance lease obligations and $15 million of unamortized discounts and deferred financing fees.

| | | | | December 31, 2021 | | |
	Carrying value	Fair value	Quoted prices in active markets for identical assets (Level One)	Significant other observable inputs (Level Two)	Significant unobservable inputs (Level Three)
Debt (2)	$ 4,000	$ 4,230	$ —	$ 4,193	$ 37

(2) Excludes $7 million of finance lease obligations and $29 million of unamortized discounts and deferred financing fees.

12. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans—We sponsor supplemental executive retirement plans consisting of funded and unfunded defined benefit plans for certain former executives. Retirement benefits are based primarily on the former employees' salary, as defined, and are payable upon satisfaction of certain service and age requirements as defined by the plans. At December 31, 2022 and December 31, 2021, the accumulated benefit obligation related to the unfunded U.S. plan was $16 million and $21 million, respectively, of which $15 million and $20 million, respectively, was recorded as a long-term liability on our consolidated balance sheets. At December 31, 2022, we expect $1 million of benefits to be paid annually over the next 10 years.

Defined Contribution Plans—We provide retirement benefits to certain eligible employees under the Retirement Savings Plan (a qualified plan under Internal Revenue Code Section 401(k)), the FRP, and other similar plans. For the years ended December 31, 2022, December 31, 2021, and December 31, 2020, we recognized $38 million, $28 million, and $30 million, respectively, of expenses related to the Retirement Savings Plan based on a percentage of eligible employee contributions on stipulated amounts. The majority of these contributions relate to hotel property-level employees, which are reimbursable to us, and are recognized in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties and costs incurred on behalf of managed and franchised properties on our consolidated statements of income (loss).

Deferred Compensation Plans—We provide nonqualified deferred compensation for certain employees through the DCP. Contributions and investment elections are determined by the employees, and we provide contributions to certain eligible employees according to pre-established formulas. The DCP is fully funded through a rabbi trust, and therefore changes in the underlying securities impact the deferred compensation liability, which is recorded in other long-term liabilities (see Note 13) and the corresponding marketable securities assets, which are recorded in other assets (see Note 10) on our consolidated balance sheets.

Employee Stock Purchase Program—We provide the ESPP, which is intended to qualify under Section 423 of the Internal Revenue Code. The ESPP provides eligible employees the opportunity to purchase shares of the Company's common stock on a quarterly basis through payroll deductions at a price equal to 95% of the fair value on the last trading day of each quarter. We issued 60,543 shares and 46,311 shares under the ESPP during the years ended December 31, 2022 and December 31, 2021, respectively.

Seniority Premiums—We provide post-employment benefits to certain eligible employees in Mexico based on their seniority and the nature and timing of their departure as required by Mexican labor laws. At December 31, 2022 and December 31, 2021, we had $13 million and $8 million, respectively, of total liabilities related to the benefits, which included $10 million and $7 million recorded in other long-term liabilities (see Note 13) and $3 million and $1 million recorded in accrued expenses and other current liabilities, respectively, on our consolidated balance sheets.

13. OTHER LONG-TERM LIABILITIES

	December 31, 2022	December 31, 2021
Deferred compensation plans funded by rabbi trusts (Note 4)	$ 420	$ 543
Income taxes payable	339	281
Guarantee liabilities (Note 15)	124	92
Deferred income taxes (Note 14)	72	93
Self-insurance liabilities (Note 15)	68	66
Other	54	64
Total other long-term liabilities	$ 1,077	$ 1,139

14. TAXES

Our tax provision includes federal, state, local, and foreign income taxes.

	Year Ended December 31,		
	2022	2021	2020
U.S. income (loss) before tax	$ 349	$ 14	$ (694)
Foreign income (loss) before tax	14	30	(266)
Income (loss) before income taxes	$ 363	$ 44	$ (960)

The provision (benefit) for income taxes from continuing operations was comprised of the following:

		Year Ended December 31,				
		2022		**2021**		**2020**
Current:						
Federal	$	100	$	43	$	(209)
State		10		10		8
Foreign		57		13		3
Total Current	$	167	$	66	$	(198)
Deferred:						
Federal	$	(184)	$	191	$	(11)
State		(77)		—		(47)
Foreign		2		9		(1)
Total Deferred	$	(259)	$	200	$	(59)
Total	$	(92)	$	266	$	(257)

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate from continuing operations:

	Year Ended December 31,		
	2022	**2021**	**2020**
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes—net of federal tax benefit	5.2	24.1	4.0
Impact of foreign operations (excluding unconsolidated hospitality ventures losses)	6.6	(37.0)	(2.3)
Change in valuation allowances	(58.6)	567.7	(1.6)
U.S. net operating loss carryback benefit at 35%	—	(4.1)	11.5
U.S. foreign tax credits valuation allowance	(4.7)	(18.6)	(2.3)
Foreign unconsolidated hospitality ventures	0.4	20.0	(1.0)
Tax contingencies	6.2	9.2	(2.1)
Other (1)	(1.3)	21.2	(0.4)
Effective income tax rate	(25.2)%	603.5 %	26.8 %

(1) Includes the impact of non-deductible transaction costs in 2022 and 2021 as a result of the ALG Acquisition (see Note 7).

Significant items affecting the 2022 effective tax rate include the impact of a $250 million non-cash benefit as a result of the release of a valuation allowance on U.S. federal and state deferred tax assets and U.S. foreign tax credit carryforwards, as discussed below. This benefit was partially offset by the impact of tax contingencies and the impact of foreign operations.

Significant items affecting the 2021 effective tax rate include the impact of a non-cash expense to record a valuation allowance on U.S. federal and state deferred tax assets and the state impact of U.S. operations. These expenses were offset by the release of a valuation allowance recorded on a portion of our U.S. foreign tax credit carryforwards expected to be utilized and the impact of foreign operations.

Significant items affecting the 2020 effective tax rate include the impact of U.S. net operating losses that were benefited at the 35% tax rate in accordance with the terms of the CARES Act and the state impact of U.S. operations. These benefits were offset by a $35 million valuation allowance recorded on foreign tax credit carryforwards and foreign net operating losses generated, which was not expected to be realized within the carryforward period, and the rate differential on foreign operations.

During the year ended December 31, 2020, we recognized a $30 million benefit related to the employee retention credit created under the CARES Act, of which $8 million was recognized as a reduction of owned and leased hotels expenses and $22 million was recognized as a reduction of costs incurred on behalf of managed and franchised properties on our consolidated statements of income (loss) with an offset in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties and no impact to net income (loss) on our consolidated statements of income (loss) for the year ended December 31, 2020.

The components of the net deferred tax assets and deferred tax liabilities were comprised of the following:

	December 31, 2022	December 31, 2021
Deferred tax assets related to:		
Loyalty program	$ 190	$ 155
Foreign net operating losses and credit carryforwards	146	181
Employee benefits	144	148
Long-term operating lease liabilities	94	90
Deferred revenues	91	79
Interest deduction limitations	66	58
Federal and state net operating losses and credit carryforwards	53	112
Allowance for uncollectible assets	26	28
Investments	18	10
Unrealized losses	14	13
Other	74	42
Valuation allowance	(262)	(478)
Total deferred tax assets	$ 654	$ 438
Deferred tax liabilities related to:		
Intangibles	$ (216)	$ (231)
Operating lease ROU assets	(101)	(98)
Property and equipment	(95)	(128)
Investments	(24)	(23)
Prepaid expenses	(18)	(21)
Unrealized gains	(2)	(5)
Other	(13)	(11)
Total deferred tax liabilities	$ (469)	$ (517)
Net deferred tax assets (liabilities)	$ 185	$ (79)
Recorded on our consolidated balance sheets as:		
Deferred tax assets—noncurrent	$ 257	$ 14
Deferred tax liabilities—noncurrent	(72)	(93)
Total	$ 185	$ (79)

A valuation allowance of $262 million and $478 million was recorded against our gross deferred tax asset balance at December 31, 2022 and December 31, 2021, respectively. For the year ended December 31, 2022, we recorded a net valuation allowance release of $250 million on U.S. federal and state net deferred tax assets. As of each reporting date, management considers all evidence, both positive and negative, that could affect its assessment of the future realization of deferred tax assets. As of December 31, 2022, we achieved sustained periods of income from core operations driven by significant recovery from the COVID-19 pandemic and the impact of the ALG Acquisition. Management determined there is sufficient positive evidence, such as the sustained return to profitability in 2022 and objectively verifiable future U.S. income, to overcome the negative evidence of a three-year cumulative loss position driven by the COVID-19 pandemic.

Additionally, our deferred tax asset balance increased by $35 million related to the loyalty program asset as a result of changes in the program's deferred revenue liability. These changes were offset by a $59 million decrease related to federal and state net operating loss carryforwards primarily driven by U.S. net operating loss carryforward utilization. Significant changes to our deferred tax liability balances included a $33 million decrease in the property and equipment liability driven by the sales of hotel assets and book depreciation in excess of tax depreciation.

At December 31, 2022, we had $186 million of deferred tax assets for future tax benefits related to federal, state, and foreign net operating losses and $13 million of benefits related to federal and state credits. Of these deferred tax assets, $67 million related to net operating losses and federal and state credits that expire in 2023 through 2042 and $132 million related to federal, state, and foreign net operating losses that have no expiration date and may be carried forward indefinitely. A $262 million valuation allowance was recorded on deferred tax assets that we do not believe are more likely than not to be realized.

At December 31, 2022, we had $77 million of accumulated undistributed earnings generated by our foreign subsidiaries, the majority of which have been subject to U.S. tax. Any potential additional taxes due with respect to such earnings or the excess of book basis over tax basis of our foreign investments would generally be limited to an insignificant amount of foreign withholding and/or U.S. state income taxes. We continue to assert that undistributed net earnings with respect to certain foreign subsidiaries that have not previously been taxed in the U.S. are indefinitely reinvested.

At December 31, 2022, December 31, 2021, and December 31, 2020, total unrecognized tax benefits were $253 million, $205 million, and $146 million, of which $102 million, $186 million, and $49 million, respectively, would impact the effective tax rate if recognized. It is reasonably possible that a reduction of up to $8 million of unrecognized tax benefits could occur within 12 months resulting from the expiration of certain tax statutes of limitations. While it is reasonably possible that the amount of uncertain tax benefits associated with the U.S. treatment of the loyalty program could significantly change within the next 12 months, at this time, we are not able to estimate the range by which the reasonably possible outcomes of the pending litigation could impact our uncertain tax benefits within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021	2020
Unrecognized tax benefits—beginning balance	$ 205	$ 146	$ 125
Total increases—current-period tax positions	38	12	24
Total increases—prior-period tax positions	22	50	3
Settlements	—	(1)	—
Lapse of statute of limitations	(5)	(2)	(6)
Foreign currency fluctuation	(7)	—	—
Unrecognized tax benefits—ending balance	$ 253	$ 205	$ 146

In 2022, the $48 million net increase in uncertain tax positions was primarily related to foreign tax filing positions identified as a result of the ALG Acquisition and an accrual for the U.S. treatment of the loyalty program.

In 2021, the $59 million net increase in uncertain tax positions was primarily related to U.S and local filing positions acquired as a result of the ALG Acquisition and an accrual for the U.S. treatment of the loyalty program.

In 2020, the $21 million net increase in uncertain tax positions was primarily related to an accrual for the U.S. treatment of the loyalty program. The decrease in the lapse of statute of limitations was related to local tax filing positions identified as a result of the acquisition of Two Roads Hospitality LLC.

We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Total gross accrued interest and penalties were $111 million, $93 million, and $26 million at December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

The amount of interest and penalties recognized as a component of our income tax expense in 2022 was $21 million, primarily related to foreign tax matters. The amount of interest and penalties recognized as a component of our income tax expense in 2021 was $8 million, primarily related to foreign tax matters. The amount of interest and penalties recognized as a reduction of our income tax benefit in 2020 was a $6 million expense, primarily related to federal, state, and foreign tax matters.

We are subject to audits by federal, state, and foreign tax authorities. U.S. tax years 2018 through 2020 are currently under field exam. U.S. tax years 2009 through 2011 are before the U.S. Tax Court concerning the tax treatment of the loyalty program. The U.S. Tax Court trial proceedings occurred during April 2022, and the trial outcome is pending, subject to the U.S. Tax Court Judge's ruling. During the year ended December 31, 2021, we received a Notice of Proposed Adjustment for tax years 2015 through 2017 related to the loyalty program issue. As a result, U.S. tax years 2009 through 2017 are pending the outcome of the issue currently in U.S. Tax Court. If the IRS' position to include loyalty program contributions as taxable income to the Company is upheld, it would result in an income tax payment of $235 million (including $77 million of estimated interest, net of federal tax benefit) for all assessed years that would be partially offset by a deferred tax asset. As future tax benefits will be recognized at the reduced U.S. corporate income tax rate, $89 million of the payment and related interest would have an impact on the effective tax rate, if recognized. We believe we have an adequate uncertain tax liability recorded in connection with this matter.

We have several state audits pending, including in California and New York. State income tax returns are generally subject to examination for a period of three to five years after filing of the return. However, the state impact of any federal changes remains subject to examination by various states for a period generally up to one year after formal notification to the states of the federal changes. We also have several foreign audits pending. The statutes of limitations for the foreign jurisdictions ranges from three to ten years after filing the applicable tax return.

15. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, we enter into various commitments, guarantees, surety and other bonds, and letter of credit agreements.

Commitments—At December 31, 2022, we are committed, under certain conditions, to lend, provide certain consideration to, or invest in various business ventures up to $370 million, net of any related letters of credit.

Performance Guarantees—Certain of our contractual agreements with third-party hotel owners require us to guarantee payments to the owners if specified levels of operating profit are not achieved by their hotels (see Note 2). Except as described below, at December 31, 2022, our performance guarantees had $120 million of remaining maximum exposure and expire between 2023 and 2042.

We acquired certain management agreements in the ALG Acquisition with performance guarantees expiring between 2023 and 2045. Our consolidated balance sheet at December 31, 2022 reflects the estimated fair value of the performance guarantee liabilities assumed based on available information as of the acquisition date. The performance guarantees are based on annual performance levels. Contract terms within the management agreements limit our exposure, and therefore, we are unable to reasonably estimate our maximum potential future payments.

At December 31, 2022 and December 31, 2021, we had $108 million and $52 million, respectively, of total performance guarantee liabilities, which included $96 million and $41 million, respectively, recorded in other long-term liabilities and $12 million and $11 million, respectively, recorded in accrued expenses and other current liabilities on our consolidated balance sheets.

Additionally, we enter into certain management contracts where we have the right, but not an obligation, to make payments to certain hotel owners if their hotels do not achieve specified levels of operating profit. If we choose not to fund the shortfall, the hotel owner has the option to terminate the management contract. At December 31, 2022 and December 31, 2021, we had an insignificant amount and $7 million, respectively, recorded in accrued expenses and other current liabilities on our consolidated balance sheets related to these performance cure payments.

Debt Repayment Guarantees—We enter into various debt repayment guarantees in order to assist third-party owners, franchisees, and unconsolidated hospitality ventures in obtaining third-party financing or to obtain more favorable borrowing terms.

Geographical region	Maximum potential future payments		Maximum exposure net of recoverability from third parties		Other long-term liabilities recorded at December 31, 2022		Other long-term liabilities recorded at December 31, 2021		Year of guarantee expiration
United States (1), (2)	$	91	$	38	$	3	$	10	various, through 2024
All foreign (1), (3)		199		189		25		41	various, through 2031
Total	$	290	$	227	$	28	$	51	

(1) We have agreements with our unconsolidated hospitality venture partners or the respective third-party owners or franchisees to recover certain amounts funded under the debt repayment guarantee; the recoverability mechanism may be in the form of cash or HTM debt security.
(2) Certain agreements give us the ability to assume control of the property if defined funding thresholds are met or if certain events occur.
(3) Certain debt repayment guarantees are denominated in Indian rupees and translated using exchange rates at December 31, 2022. We have the contractual right to recover amounts funded from an unconsolidated hospitality venture, which is a related party. We expect our maximum exposure to be approximately $88 million, taking into account our partner's 50% ownership interest in the unconsolidated hospitality venture. Under certain events or conditions, we have the right to force the sale of the properties in order to recover amounts funded.

At December 31, 2022, we are not aware, nor have we received any notification, that our unconsolidated hospitality ventures, third-party owners, or franchisees are not current on their debt service obligations where we have provided a debt repayment guarantee.

Guarantee Liabilities Fair Value—We estimated the fair value of our guarantees to be $124 million and $87 million at December 31, 2022 and December 31, 2021, respectively, which are classified as Level Three in the fair value hierarchy (see Note 2).

Insurance—We obtain commercial insurance for potential losses from general liability, property, automobile, workers' compensation, employment practices liability, crime, cyber, and other miscellaneous risks. A portion of the risk is retained through a U.S.-based and licensed captive insurance company that is a wholly owned subsidiary of Hyatt and generally insures our deductibles and retentions. Reserve requirements are established based on actuarial projections of ultimate losses. Reserves for losses in our captive insurance company to be paid within 12 months are $39 million and $34 million at December 31, 2022 and December 31, 2021, respectively, and are recorded in accrued expenses and other current liabilities on our consolidated balance sheets. Reserves for losses in our captive insurance company to be paid in future periods are $68 million and $66 million at December 31, 2022 and December 31, 2021, respectively, and are recorded in other long-term liabilities on our consolidated balance sheets (see Note 13).

Collective Bargaining Agreements—At December 31, 2022, approximately 21% of our U.S.-based employees were covered by various collective bargaining agreements, generally providing for basic pay rates, working hours, other conditions of employment, and orderly settlement of labor disputes. Certain employees are covered by union-sponsored, multi-employer pension and health plans pursuant to agreements between various unions and us. Generally, labor relations have been maintained in a normal and satisfactory manner, and we believe our employee relations are good.

Surety and Other Bonds—Surety and other bonds issued on our behalf were $47 million at December 31, 2022 and primarily relate to our insurance programs, taxes, licenses, construction liens, and utilities for our lodging operations.

Letters of Credit—Letters of credit outstanding on our behalf at December 31, 2022 were $267 million, which primarily relate to our ongoing operations, collateral for customer deposits associated with ALG Vacations, collateral for estimated insurance claims, and securitization of our performance under our debt repayment guarantees associated with the hotel properties in India, which are only called on if we default on our guarantees. Of the letters of credit outstanding, $4 million reduces the available capacity under our revolving credit facility (see Note 11).

Capital Expenditures—As part of our ongoing business operations, expenditures are required to complete renovation projects that have been approved.

Other—We act as general partner of various partnerships owning hotel properties that are subject to mortgage indebtedness. These mortgage agreements generally limit the lender's recourse to security interests in assets financed and/or other assets of the partnership(s) and/or the general partner(s) thereof.

In conjunction with financing obtained for our unconsolidated hospitality ventures and certain managed or franchised hotels, we may provide standard indemnifications to the lender for loss, liability, or damage occurring as a result of our actions or actions of the other unconsolidated hospitality venture partners or the respective third-party owners or franchisees.

As a result of certain dispositions, we have agreed to provide customary indemnifications to third-party purchasers for certain liabilities incurred prior to sale and for breach of certain representations and warranties made during the sales process, such as representations of valid title, authority, and environmental issues that may not be limited by a contractual monetary amount. These indemnification agreements survive until the applicable statutes of limitation expire or until the agreed upon contract terms expire.

We are subject, from time to time, to various claims and contingencies related to lawsuits, taxes, and environmental matters, as well as commitments under contractual obligations. Many of these claims are covered under our current insurance programs, subject to deductibles. Although the ultimate liability for these matters cannot be determined at this point, based on information currently available, we do not expect the ultimate resolution of such claims and litigation to have a material effect on our consolidated financial statements.

During the year ended December 31, 2018, we received a notice from the Indian tax authorities assessing additional service tax on our operations in India. We appealed this decision and do not believe a loss is probable, and therefore, we have not recorded a liability in connection with this matter. At December 31, 2022, our maximum exposure is not expected to exceed $18 million.

16. STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

Common Stock—At December 31, 2022, Pritzker family business interests beneficially owned, in the aggregate, approximately 96.1% of our Class B common stock and approximately 0.7% of our Class A common stock, representing approximately 53.6% of the outstanding shares of our common stock and approximately 89.0% of the total voting power of our outstanding common stock. As a result, consistent with the voting agreements contained in the Amended and Restated Global Hyatt Agreement and Amended and Restated Foreign Global Hyatt Agreement, Pritzker family business interests are able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors and other significant corporate transactions. While the voting agreements are in effect, they may provide our board of directors with effective control over matters requiring stockholder approval. Because of our dual class ownership structure, Pritzker family business interests will continue to exert a significant degree of influence or actual control over matters requiring stockholder approval, even if they own less than 50% of the outstanding shares of our common stock. Pursuant to the Amended and Restated Global Hyatt Agreement and Amended and Restated Foreign Global Hyatt Agreement, the Pritzker family business interests have agreed to certain voting agreements and to certain limitations with respect to the sale of shares of our common stock. In addition, other stockholders beneficially own, in the aggregate, approximately 3.9% of our outstanding Class B common stock representing approximately 2.1% of the outstanding shares of our common stock and approximately 3.6% of the total voting power of our outstanding common stock. Pursuant to the 2007 Stockholders' Agreement, these entities have also agreed to certain voting agreements and to certain limitations with respect to the sale of shares of our common stock.

Share Repurchase—During 2019 and 2018, our board of directors authorized the repurchase of up to $750 million and $750 million, respectively, of our common stock. These repurchases may be made from time to time in the open market, in privately negotiated transactions, or otherwise, including pursuant to a Rule 10b5-1 plan or an ASR transaction, at prices we deem appropriate and subject to our financial condition, capital requirements, market conditions, restrictions under the terms of our revolving credit facility, applicable law, and other factors deemed relevant in our sole discretion. The common stock repurchase program applies to our Class A and Class B common stock. The common stock repurchase program does not obligate us to repurchase any dollar amount or number of shares of common stock, and the program may be suspended or discontinued at any time.

	Year Ended December 31,		
	2022	2021	2020
Total number of shares repurchased	4,233,894	—	827,643
Weighted-average price per share	$ 87.07	$ —	$ 84.08
Aggregate purchase price (1)	$ 369	$ —	$ 69
Shares repurchased as a percentage of total common stock outstanding (2)	4%	—%	1%

(1) Excludes related insignificant expenses.

(2) Calculated based on the total common stock outstanding as of December 31 of the prior year.

The shares of Class A common stock repurchased on the open market were retired and returned to the status of authorized and unissued shares, while the shares of Class B common stock repurchased were retired and the total number of authorized Class B shares was reduced by the number of shares retired (see Note 18). At December 31, 2022, we had $559 million remaining under the share repurchase authorization.

During January 2023, we repurchased 162,413 shares of Class A common stock. The shares of common stock were repurchased at a weighted-average price of $89.57 for an aggregate purchase price of $14 million, excluding insignificant related expenses. The shares of Class A common stock repurchased in the open market were retired and returned to the status of authorized and unissued shares. Included in the January repurchases were 106,116 shares that were initiated prior to December 31, 2022, but not settled until January 2023. At December 31, 2022, we had a $9 million liability recorded in accrued expenses and other current liabilities on our consolidated balance sheet related to these shares. At January 31, 2023, we had $545 million remaining under the share repurchase authorization.

Common Stock Issuance—During the year ended December 31, 2021, we completed an underwritten public offering of our Class A common stock at a price of $74.50 per share. We issued and sold 8,050,000 shares, including 1,050,000 shares issued in connection with the full exercise of the underwriters' over-allotment option.

We received $575 million of net proceeds from the common stock issuance, after deducting approximately $25 million of underwriting discounts and other offering expenses. We used the proceeds from the common stock issuance to fund a portion of the ALG Acquisition (see Note 7).

Dividend—During the years ended December 31, 2022 and December 31, 2021, we did not declare or pay dividends to Class A or Class B stockholders of record. On February 13, 2020, our board of directors declared a cash dividend of $0.20 per share for the first quarter of 2020, which was paid on March 9, 2020 to Class A and Class B stockholders of record on February 26, 2020. For the year ended December 31, 2020, $7 million and $13 million of cash dividends were paid for Class A and Class B common stock, respectively.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax impacts, were as follows:

	Balance at January 1, 2022	Current period other comprehensive income (loss) before reclassification	Amount reclassified from accumulated other comprehensive loss	Balance at December 31, 2022
Foreign currency translation adjustments (1)	$ (206)	$ (1)	$ 5	$ (202)
Unrealized losses on AFS debt securities	(1)	(10)	—	(11)
Unrecognized pension cost	(4)	4	—	—
Unrealized gains (losses) on derivative instruments (2)	(34)	—	5	(29)
Accumulated other comprehensive income (loss)	$ (245)	$ (7)	$ 10	$ (242)

(1) The amount reclassified from accumulated other comprehensive loss included realized losses recognized in equity earnings (losses) from unconsolidated hospitality ventures related to the disposition of our ownership interest in an unconsolidated hospitality venture (see Note 4).

(2) The amount reclassified from accumulated other comprehensive loss included realized losses recognized in interest expense, net of $1 million tax impacts, related to the settlement of interest rate locks (see Note 11). We expect to reclassify $5 million of losses over the next 12 months.

	Balance at January 1, 2021	Current period other comprehensive income (loss) before reclassification	Amount reclassified from accumulated other comprehensive loss	Balance at December 31, 2021
Foreign currency translation adjustments (3)	$ (145)	$ (34)	$ (27)	$ (206)
Unrealized gains (losses) on AFS debt securities	1	(2)	—	(1)
Unrecognized pension cost	(7)	3	—	(4)
Unrealized gains (losses) on derivative instruments (4)	(41)	—	7	(34)
Accumulated other comprehensive income (loss)	$ (192)	$ (33)	$ (20)	$ (245)

(3) The amount reclassified from accumulated other comprehensive loss related to the acquisition of the remaining interest in the entities which own Grand Hyatt São Paulo (see Note 7), the sale of our interest in the consolidated hospitality venture that owns Hyatt Regency Bishkek (see Note 7), and the disposition of our ownership interest in certain unconsolidated hospitality ventures (see Note 4).

(4) The amount reclassified from accumulated other comprehensive loss included realized losses recognized in interest expense, net of insignificant tax impacts, related to the settlement of interest rate locks (see Note 11).

17. STOCK-BASED COMPENSATION

As part of our LTIP, we award SARs, RSUs, and PSUs to certain employees and non-employee directors (see Note 2). In addition, non-employee directors may elect to receive their annual fees and/or annual equity retainers in the form of shares of our Class A common stock. Under the LTIP, we are authorized to issue up to 22,375,000 shares. Compensation expense and unearned compensation presented below exclude amounts related to employees of our managed hotels and other employees whose payroll is reimbursed, as these expenses have been and will continue to be reimbursed by our third-party hotel owners and are recognized in revenues for the reimbursement of costs incurred on behalf of managed and franchised properties and costs incurred on behalf of managed and franchised properties on our consolidated statements of income (loss). Stock-based compensation expense recognized in selling, general, and administrative expenses on our consolidated statements of income (loss) related to these awards was as follows:

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
SARs	$	12	$	10	$	11
RSUs		36		23		19
PSUs		13		17		(6)
Total	$	61	$	50	$	24

The year ended December 31, 2020 included a reversal of previously recognized stock-based compensation expense based on our assessment at the time of the expected achievement relative to the applicable performance targets related to certain PSU awards.

The income tax benefit recognized at the time of vest related to these awards was as follows:

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
RSUs	$	5	$	4	$	4
PSUs		1		1		—
Total	$	6	$	5	$	4

SARs—A summary of SAR activity is presented below:

	SAR units	Weighted-average exercise price (in whole dollars)	Weighted-average remaining contractual term
Outstanding at December 31, 2021	4,406,466	$ 58.25	6.14
Granted	359,113	94.60	
Exercised	(527,571)	50.40	
Forfeited or expired	(29,891)	92.51	
Outstanding at December 31, 2022	4,208,117	$ 62.10	5.92
Exercisable at December 31, 2022	2,808,591	$ 58.77	4.99

The weighted-average grant date fair value for the awards granted in 2022, 2021, and 2020 was $37.56, $28.68, and $8.88, respectively.

The fair value of each SAR was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	2022	2021	2020
Exercise price	$ 94.60	$ 80.46	$ 48.66
Expected life in years	6.24	6.24	6.24
Risk-free interest rate	2.40 %	1.10 %	0.66 %
Expected volatility	36.07 %	34.49 %	22.92 %
Annual dividend yield	— %	— %	1.64 %

Due to a lack of historical exercise activity, the expected life was estimated based on the midpoint between the vesting period and the contractual life of each SAR. The risk-free interest rate was based on U.S. Treasury instruments with similar expected life. We calculate volatility using our trading history over a time period consistent with our expected term assumption. The dividend yield assumption is based on the expected annualized dividend payment at the date of grant.

During the years ended December 31, 2022, December 31, 2021, and December 31, 2020, the intrinsic value of exercised SARs was $21 million, $31 million, and $14 million, respectively. The total intrinsic value of SARs outstanding at December 31, 2022 was $121 million, and the total intrinsic value for exercisable SARs at December 31, 2022 was $89 million.

RSUs—A summary of the status of the nonvested RSU awards outstanding under the LTIP, including certain RSUs with a performance component, is presented below:

	RSUs	Weighted-average grant date fair value
Nonvested at December 31, 2021	1,208,497	$ 69.64
Granted	554,698	91.95
Vested	(436,143)	68.66
Forfeited or canceled	(146,547)	83.34
Nonvested at December 31, 2022	1,180,505	$ 78.78

The weighted-average grant date fair value for the awards granted in 2022, 2021, and 2020 was $91.95, $81.59, and $50.28, respectively. The liability and related expense for granted cash-settled RSUs are insignificant at and for the year ended December 31, 2022. The fair value of RSUs vested during the years ended December 31, 2022, December 31, 2021, and December 31, 2020 was $41 million, $34 million, and $18 million, respectively.

At December 31, 2022, the total intrinsic value of nonvested RSUs was $107 million.

PSUs—A summary of the status of the nonvested PSU awards outstanding under the LTIP is presented below:

	PSUs	Weighted-average grant date fair value
Nonvested at December 31, 2021	339,795	$ 81.09
Granted	221,598	83.58
Vested	(105,292)	82.24
Forfeited or canceled	(34,083)	79.75
Nonvested at December 31, 2022	422,018	$ 82.22

The weighted-average grant date fair value for the awards granted in 2022, 2021, and 2020 was $83.58, $82.02, and $80.95, respectively. The fair value of PSUs vested during the years ended December 31, 2022, December 31, 2021, and December 31, 2020 was $10 million, $4 million, and $4 million, respectively.

The fair value of each PSU without a TSR modifier was estimated on the date of grant based on the closing stock price of our Class A common stock. The fair value of each PSU with a TSR modifier was estimated on the date of grant using a Monte Carlo simulation. The Monte Carlo simulation uses the grant date stock price as a key input and includes assumptions and judgments regarding the risk-free interest rate, expected volatility, and annual dividend yield. Generally, the fair value of each PSU estimated using a Monte Carlo simulation does not significantly differ from the fair value based on the grant date stock price.

At December 31, 2022, the total intrinsic value of nonvested PSUs was $38 million, if target performance is achieved.

Unearned Compensation—Our total unearned compensation for our stock-based compensation programs at December 31, 2022 was $2 million for SARs, $28 million for RSUs, and $19 million for PSUs, which will primarily be recognized in stock-based compensation expense over a weighted-average period of 2 years.

18. RELATED-PARTY TRANSACTIONS

In addition to those included elsewhere in the Notes to our consolidated financial statements, related-party transactions entered into by us are summarized as follows:

Legal Services—A partner in a law firm that provided services to us throughout 2022, 2021, and 2020 is the brother-in-law of our Executive Chairman. During the years ended December 31, 2022, December 31, 2021, and December 31, 2020, we incurred $14 million, $9 million, and $7 million, respectively, of legal fees with this firm. At both December 31, 2022 and December 31, 2021, we had insignificant amounts due to the law firm.

Equity Method Investments—We have equity method investments in entities that own, operate, manage, or franchise properties for which we receive management, franchise, or license fees. We recognized $22 million, $11 million, and $6 million of fees for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively. In addition, in some cases we provide loans (see Note 6 and Note 7) or guarantees (see Note 15) to these entities. During the years ended December 31, 2022, December 31, 2021, and December 31, 2020, we recognized $7 million, $6 million, and $3 million, respectively, of income related to these guarantees. At December 31, 2022 and December 31, 2021, we had $33 million and $29 million, respectively, of net receivables due from these properties. Our ownership interest in these unconsolidated hospitality ventures varies from 24% to 50%. See Note 4 for further details regarding these investments.

Class B Share Conversion—During the years ended December 31, 2022, December 31, 2021, and December 31, 2020, 735,522 shares, 2,385,647 shares, and 3,424,356 shares, respectively, of Class B common stock were converted on a share-for-share basis into shares of Class A common stock, $0.01 par value per share. The shares of Class B common stock that were converted into shares of Class A common stock have been retired, thereby reducing the shares of Class B common stock authorized and outstanding.

Charitable Contribution—During the year ended December 31, 2022, we contributed $5 million to the Hyatt Hotels Foundation. The charitable contribution was recognized in selling, general, and administrative expenses on our consolidated statements of income (loss).

19. SEGMENT AND GEOGRAPHIC INFORMATION

Our reportable segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by the CODM to assess performance and make decisions regarding the allocation of resources. We define our reportable segments as follows:

- *Owned and leased hotels*—This segment derives its earnings from owned and leased hotel properties located predominantly in the United States but also in certain international locations, and for purposes of segment Adjusted EBITDA, includes our pro rata share of unconsolidated hospitality ventures' Adjusted EBITDA, based on our ownership percentage of each venture. Adjusted EBITDA includes intercompany expenses related to management fees paid to the Company's management and franchising segments, which are eliminated in consolidation. Intersegment revenues relate to promotional award redemptions earned by our owned and leased hotels related to our co-branded credit card programs and are eliminated in consolidation.

- *Americas management and franchising*—This segment derives its earnings primarily from a combination of hotel management services and licensing of our portfolio of brands to franchisees located in the United States, Canada, the Caribbean, Mexico, Central America, and South America, as well as revenues from residential management operations. This segment's revenues also include the reimbursement of costs incurred on behalf of managed and franchised properties. These reimbursed costs relate primarily to payroll at managed properties where the Company is the employer, as well as costs associated with system-wide services and the loyalty program operated on behalf of owners of managed and franchised properties. The intersegment revenues relate to management fees earned from the Company's owned and leased hotels and are eliminated in consolidation.

- *ASPAC management and franchising*—This segment derives its earnings primarily from a combination of hotel management services and licensing of our portfolio of brands to franchisees located in Southeast Asia, Greater China, Australia, New Zealand, South Korea, Japan, and Micronesia. This segment's revenues also include the reimbursement of costs incurred on behalf of managed and franchised properties. These reimbursed costs relate primarily to system-wide services and the loyalty program operated on behalf of owners of managed and franchised properties.

- *EAME/SW Asia management and franchising*—This segment derives its earnings primarily from a combination of hotel management services and licensing of our portfolio of brands to franchisees located in Europe, Africa, the Middle East, India, Central Asia, and Nepal. This segment's revenues also include the reimbursement of costs incurred on behalf of managed and franchised properties. These reimbursed costs relate primarily to system-wide services and the loyalty program operated on behalf of owners of managed and franchised properties. The intersegment revenues relate to management fees earned from the Company's owned and leased hotels and are eliminated in consolidation.

- *Apple Leisure Group*—This segment derives its earnings from distribution and destination management services offered through ALG Vacations; management and marketing services primarily for all-inclusive ALG resorts located in Mexico, the Caribbean, Central America, South America, and Europe; and through a paid membership program offering benefits exclusively at ALG resorts in Mexico, the Caribbean, and Central America. This segment's revenues also include the reimbursement of costs incurred on behalf of managed and franchised properties. These reimbursed costs relate to certain system-wide services provided on behalf of owners of ALG resorts.

As previously announced, effective January 1, 2023, our EAME/SW Asia and ASPAC segments have been geographically realigned, such that the EAME management and franchising ("EAME") segment now consists of our management and franchising of properties located in Europe, Africa, the Middle East, and Central Asia, and the ASPAC management and franchising segment now consists of our management and franchising of properties located in Greater China, East and Southeast Asia, the Indian subcontinent, and Oceania.

Our CODM evaluates performance based on owned and leased hotels revenues; management, franchise, license, and other fees revenues; distribution and destination management revenues; other revenues; and Adjusted EBITDA. Adjusted EBITDA, as we define it, is a non-GAAP measure. We define Adjusted EBITDA as net income (loss) attributable to Hyatt Hotels Corporation plus our pro rata share of unconsolidated owned and leased hospitality ventures' Adjusted EBITDA based on our ownership percentage of each owned and leased venture, adjusted to exclude interest expense; benefit (provision) for income taxes; depreciation and amortization; Contra revenue; revenues for the reimbursement of costs incurred on behalf of managed and franchised properties; costs incurred on behalf of managed and franchised properties that we intend to recover over the long term; equity earnings (losses) from unconsolidated hospitality ventures; stock-based compensation expense; gains (losses) on sales of real estate and other; asset impairments; and other income (loss), net.

The table below shows summarized consolidated financial information by segment. Included within corporate and other are results related to our co-branded credit card programs and unallocated corporate expenses.

	Year Ended December 31,					
	2022		**2021**		**2020**	
Owned and leased hotels						
Owned and leased hotels revenues	$	1,242	$	855	$	525
Intersegment revenues (a)		28		17		12
Adjusted EBITDA		307		91		(148)
Depreciation and amortization		186		230		243
Capital expenditures		143		80		111
Americas management and franchising						
Management, franchise, license, and other fees revenues		479		277		152
Contra revenue		(24)		(19)		(18)
Other revenues		119		84		42
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties		2,271		1,410		1,152
Intersegment revenues (a)		42		29		14
Adjusted EBITDA		422		231		90
Depreciation and amortization		21		22		22
Capital expenditures		1		1		1
ASPAC management and franchising						
Management, franchise, license, and other fees revenues		85		72		61
Contra revenue		(2)		(4)		(2)
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties		138		96		75
Adjusted EBITDA		42		29		24
Depreciation and amortization		2		3		3
EAME/SW Asia management and franchising						
Management, franchise, license, and other fees revenues		98		43		23
Contra revenue		(4)		(12)		(10)
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties		97		66		55
Intersegment revenues (a)		8		3		2
Adjusted EBITDA		59		17		(15)
Depreciation and amortization		—		—		1
Capital expenditures		1		4		2
Apple Leisure Group						
Owned and leased hotels revenues		21		—		—
Management, franchise, license, and other fees revenues		146		21		—
Contra revenue		(1)		—		—
Distribution and destination management revenues		986		115		—
Other revenues		137		19		—
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties		114		11		—
Adjusted EBITDA		231		4		—
Depreciation and amortization		192		22		—
Capital expenditures		26		4		—

	Year Ended December 31,					
	2022		2021		2020	
Corporate and other						
Revenues		65		41		34
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties		—		—		4
Intersegment revenues (a)		(2)		(2)		(1)
Adjusted EBITDA		(154)		(116)		(130)
Depreciation and amortization		25		33		41
Capital expenditures		30		22		8
Eliminations						
Revenues (a)		(76)		(47)		(27)
Adjusted EBITDA		1		1		2
TOTAL						
Revenues	$	5,891	$	3,028	$	2,066
Adjusted EBITDA		908		257		(177)
Depreciation and amortization		426		310		310
Capital expenditures		201		111		122

(a)   Intersegment revenues are included in the management, franchise, license, and other fees revenues, owned and leased hotels revenues, and other revenues and eliminated in Eliminations.

The table below presents summarized consolidated balance sheet information by segment:

	December 31, 2022		December 31, 2021	
Total assets:				
Owned and leased hotels	$	2,989	$	3,585
Americas management and franchising		1,266		1,137
ASPAC management and franchising		215		205
EAME/SW Asia management and franchising		293		280
Apple Leisure Group		5,143		5,003
Corporate and other		2,406		2,393
Total	$	12,312	$	12,603

The following tables present revenues and property and equipment, net, operating lease ROU assets, intangibles, net, and goodwill by geographical region:

	Year Ended December 31,					
	2022		2021		2020	
Revenues:						
United States	$	4,560	$	2,311	$	1,730
All foreign		1,331		717		336
Total	$	5,891	$	3,028	$	2,066

	December 31, 2022		December 31, 2021	
Property and equipment, net, operating lease ROU assets, intangibles, net, and goodwill:				
United States	$	3,877	$	4,416
All foreign		3,661		3,820
Total	$	7,538	$	8,236

The table below provides a reconciliation of our net income (loss) attributable to Hyatt Hotels Corporation to EBITDA and a reconciliation of EBITDA to our consolidated Adjusted EBITDA:

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss) attributable to Hyatt Hotels Corporation	$ 455	$ (222)	$ (703)
Interest expense	150	163	128
(Benefit) provision for income taxes	(92)	266	(257)
Depreciation and amortization	426	310	310
EBITDA	**939**	**517**	**(522)**
Contra revenue	31	35	30
Revenues for the reimbursement of costs incurred on behalf of managed and franchised properties	(2,620)	(1,583)	(1,286)
Costs incurred on behalf of managed and franchised properties	2,632	1,639	1,375
Costs incurred on behalf of managed and franchised properties that we do not intend to recover from hotel owners	—	—	(45)
Equity (earnings) losses from unconsolidated hospitality ventures	(5)	(28)	70
Stock-based compensation expense	61	50	24
(Gains) losses on sales of real estate and other	(263)	(414)	36
Asset impairments	38	8	62
Other (income) loss, net	40	19	92
Pro rata share of unconsolidated owned and leased hospitality ventures' Adjusted EBITDA	55	14	(13)
Adjusted EBITDA	$ 908	$ 257	$ (177)

20. EARNINGS (LOSSES) PER SHARE

The calculation of basic and diluted earnings (losses) per share, including a reconciliation of the numerator and denominator, is as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Numerator:			
Net income (loss)	$ 455	$ (222)	$ (703)
Net income (loss) attributable to noncontrolling interests	—	—	—
Net income (loss) attributable to Hyatt Hotels Corporation	$ 455	$ (222)	$ (703)
Denominator:			
Basic weighted-average shares outstanding (1)	109,093,790	103,970,738	101,325,394
Stock-based compensation	2,171,149	—	—
Diluted weighted-average shares outstanding (1)	111,264,939	103,970,738	101,325,394
Basic Earnings (Losses) Per Share:			
Net income (loss)	$ 4.17	$ (2.13)	$ (6.93)
Net income (loss) attributable to noncontrolling interests	—	—	—
Net income (loss) attributable to Hyatt Hotels Corporation	$ 4.17	$ (2.13)	$ (6.93)
Diluted Earnings (Losses) Per Share:			
Net income (loss)	$ 4.09	$ (2.13)	$ (6.93)
Net income (loss) attributable to noncontrolling interests	—	—	—
Net income (loss) attributable to Hyatt Hotels Corporation	$ 4.09	$ (2.13)	$ (6.93)

(1) The computations reflect a reduction in shares outstanding at December 31, 2022 for the repurchases of 106,116 shares that were initiated prior to December 31, 2022, but settled in January 2023.

The computations of diluted net earnings (losses) per share for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 do not include the following shares of Class A common stock assumed to be issued as stock-settled SARs, RSUs, and PSUs because they are anti-dilutive.

| | Year Ended December 31, | | |
	2022	2021	2020
SARs	9,800	1,275,400	767,400
RSUs	3,200	563,700	522,300
PSUs	—	105,400	—

21. OTHER INCOME (LOSS), NET

	Year Ended December 31,					
	2022		2021		2020	
Unrealized gains (losses), net (Note 4)	$	(55)	$	14	$	(13)
Restructuring expenses		(39)		(3)		(73)
Performance guarantee expense, net (Note 15)		(13)		(10)		(57)
Foreign currency gains (losses), net		(12)		6		(4)
Loss on extinguishment of debt (Note 11)		(9)		(2)		—
Transaction costs (Note 7)		(6)		(46)		—
Depreciation recovery		15		17		23
Credit loss reversals (provisions), net (Note 4 and Note 6)		16		(22)		(29)
Performance guarantee liability amortization (Note 15)		20		3		8
Interest income		44		28		30
Other, net		(1)		(4)		23
Other income (loss), net	$	(40)	$	(19)	$	(92)

During the year ended December 31, 2022, we recognized $39 million of restructuring expenses for severance costs related to the planned future redevelopment of an owned hotel, net of $10 million reimbursed by the developer. During the year ended December 31, 2020, we recognized $73 million of restructuring expenses, including severance, insurance benefits, outplacement, and other related costs, due to operational changes as a result of the COVID-19 pandemic.

22. SUBSEQUENT EVENT

On November 29, 2022, we announced an agreement for a Hyatt affiliate to acquire 100% of the limited liability company interests of each of Chatwal Hotels & Resorts, LLC, DHG Manager, LLC, and each of the subsidiaries of DHG Manager, LLC for $125 million of base consideration, subject to customary adjustments related to working capital, cash, and indebtedness, and up to an additional $175 million of contingent consideration through 2028. We closed on the transaction on February 2, 2023 and paid cash of approximately $125 million. The acquisition of Dream Hotel Group's lifestyle hotel brand and management platform will extend our brand footprint in key markets and strategic destinations. Given that the transaction recently closed, the preliminary purchase price allocation is in process and is incomplete as of this filing date.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2022, December 31, 2021, and December 31, 2020
(In millions of dollars)

Description	Balance at beginning of period	Additions charged to revenues, costs, and expenses	Additions charged to other accounts	Deductions	Balance at end of period
Year Ended December 31, 2022:					
Trade receivables—allowance for credit losses	$ 53	$ 20	$ 3	$ (13)	$ 63
Financing receivables—allowance for credit losses	69	3	(1)	(27)	44
Deferred tax assets—valuation allowance	478	31	3	(250) **A**	262
Year Ended December 31, 2021:					
Trade receivables—allowance for credit losses	56	4	—	(7)	53
Financing receivables—allowance for credit losses	114	7	9 **B**	(61)	69
Deferred tax assets—valuation allowance	82	242 **C**	154 **D**	—	478
Year Ended December 31, 2020:					
Trade receivables—allowance for credit losses	32	35	2 **E**	(13)	56
Financing receivables—allowance for credit losses	100	29	2 **F**	(17)	114
Deferred tax assets—valuation allowance	41	41 **G**	—	—	82

A—This amount primarily relates to the release of the valuation allowance recorded on U.S. federal and state deferred tax assets.
B—This amount includes the $12 million allowance on PCD assets acquired in the ALG Acquisition, partially offset by currency translation on foreign currency denominated financing receivables.
C—This amount primarily relates to the valuation allowance recorded on U.S. federal and state deferred tax assets.
D—This amount primarily relates to the valuation allowance recorded on deferred tax assets as a result of the ALG Acquisition.
E—This amount represents the pre-tax credit loss for accounts receivables recorded upon the adoption of Accounting Standards Update No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*.
F—This amount represents currency translation on foreign currency denominated financing receivables.
G—This amount primarily represents the allowance on our foreign tax credit and net operating loss carryforwards.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Securities Purchase Agreement, dated August 14, 2021, by and among Casablanca Holdings L.P. (acting through Casablanca Holdings GP LLC), Casablanca Global GP Limited, Casablanca Global Intermediate Holdings L.P. and Zurich Hotel Investments, and, solely with respect to Section 11.17 and Article XI (solely as such Article relates to Section 11.17), Hyatt Hotels Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on November 2, 2021)
3.1	Amended and Restated Certificate of Incorporation of Hyatt Hotels Corporation
3.2	Amended and Restated Bylaws of Hyatt Hotels Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on September 16, 2022)
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-161068) filed with the Securities and Exchange Commission on October 1, 2009)
4.2	Registration Rights Agreement, dated as of August 28, 2007, as amended, by and among Global Hyatt Corporation, Madrone GHC, LLC, Lake GHC, LLC, Shimoda GHC, LLC, GS Sunray Holdings, L.L.C., GS Sunray Holdings Subco I, L.L.C., GS Sunray Holdings Subco II, L.L.C., GS Sunray Holdings Parallel, L.L.C., GS Sunray Holdings Parallel Subco, L.L.C., Mori Building Capital Investment LLC and others party thereto (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File No. 333-161068) filed with the Securities and Exchange Commission on August 5, 2009)
4.3	Joinder Agreement to Registration Rights Agreement, dated as of January 26, 2010, by and among Hyatt Hotels Corporation and Mori Building Co., Ltd. (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-34521) filed with the Securities and Exchange Commission on February 25, 2010)
4.4	Indenture, dated as of August 14, 2009, as amended, between Hyatt Hotels Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (File No. 333-161068) filed with the Securities and Exchange Commission on September 9, 2009)
4.5	Second Supplemental Indenture, dated as of August 4, 2011, between the Company and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (File No. 333-176038) filed with the Securities and Exchange Commission on August 4, 2011)
4.6	Fourth Supplemental Indenture, dated May 10, 2013, between Hyatt Hotels Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 10, 2013)
4.7	Sixth Supplemental Indenture, dated March 7, 2016, between Hyatt Hotels Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on March 8, 2016)
4.8	Seventh Supplemental Indenture, dated as of August 16, 2018, between the Company and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on August 16, 2018)

Exhibit Number	Exhibit Description
4.9	Eighth Supplemental Indenture, dated as of April 23, 2020, between the Company and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on April 24, 2020)
4.10	Tenth Supplemental Indenture, dated as of October 1, 2021, between the Company and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on October 1, 2021)
4.11	Form of 4.850% Senior Notes due 2026 (included as part of Exhibit 4.7 above) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on March 8, 2016)
4.12	Form of 4.375% Senior Note due 2028 (included as part of Exhibit 4.8 above) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on August 16, 2018)
4.13	Form of 5.375% Senior Note due 2025 (included as part of Exhibit 4.9 above) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on April 24, 2020)
4.14	Form of 5.750% Senior Note due 2030 (included as part of Exhibit 4.9 above) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on April 24, 2020)
4.15	Form of 1.300% Senior Note due 2023 (included as part of Exhibit 4.10 above) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on October 1, 2021)
4.16	Form of 1.800% Senior Note due 2024 (included as part of Exhibit 4.10 above) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on October 1, 2021)
4.17	Registration Rights Agreement, dated as of October 12, 2009, by and among Hyatt Hotels Corporation and Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in their capacity as co-trustees (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-1 (File No. 333-161068) filed with the Securities and Exchange Commission on October 15, 2009)
4.18	Description of Registered Securities
10.1	2007 Stockholders' Agreement, dated as of August 28, 2007, as amended, by and among Hyatt Hotels Corporation, Madrone GHC, LLC, Lake GHC, LLC, Shimoda GHC, LLC, GS Sunray Holdings, L.L.C., GS Sunray Holdings Subco I, L.L.C., GS Sunray Holdings Subco II, L.L.C., GS Sunray Holdings Parallel, L.L.C., GS Sunray Holdings Parallel Subco, L.L.C., Mori Building Capital Investment LLC and others party thereto (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-161068) filed with the Securities and Exchange Commission on August 5, 2009)
10.2	Joinder Agreement to 2007 Stockholders' Agreement, dated as of January 26, 2010, by and among Hyatt Hotels Corporation and Mori Building Co., Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-34521) filed with the SEC on February 25, 2010)

Exhibit Number	Exhibit Description
10.3	Joinder Agreement to 2007 Stockholders' Agreement, dated as of March 12, 2014, by and among Hyatt Hotels Corporation and Gregory B. Penner (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-34521) filed with the Securities and Exchange Commission on February 18, 2015)
+10.4	Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 21, 2020)
+10.5	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-161068) filed with the Securities and Exchange Commission on August 5, 2009)
+10.6	Form of Deferred Cash Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.7	Form of Stock Appreciation Rights Award Agreement under Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.8	Form of Stock Appreciation Rights Retention Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.9	Form of Special Restricted Stock Unit Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.10	Form of 2017 Performance Share Unit Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.11	Form of 2019 Performance Share Unit Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 20, 2020)
+10.12	Form of 2020 Performance Share Unit Agreement under Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on December 11, 2020)
+10.13	Form of Restricted Stock Unit - Cash Settled Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.14	Form of Restricted Stock Unit - Stock Settled Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)

Exhibit Number	Exhibit Description
+10.15	Form of 2018 Performance Share Unit Award Agreement under Third Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.16	Form of 2021-2023 Performance Share Unit Agreement under the Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on March 25, 2021)
+10.17	Form of 2021 Performance Share Unit Agreement under the Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on March 25, 2021)
+10.18	Form of HHC 2022-2024 Performance Share Unit Agreement under the Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 24, 2022)
+10.19	Form of ALG 2022-2024 Performance Share Unit Agreement under the Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 24, 2022)
+10.20	Form of Special 2023-2025 Performance Share Unit Agreement under the Fourth Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on December 9, 2022)
+10.21	Amended and Restated Hyatt Hotels Corporation Deferred Compensation Plan for Directors, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (File No. 001-34521) filed with the Securities and Exchange Commission on October 31, 2018)
+10.22	Hyatt Hotels Corporation Summary of Amended and Restated Non-Employee Director Compensation, effective as of January 1, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (File No. 001-34521) filed with the Securities and Exchange Commission on November 4, 2021)
+10.23	Employment Letter, dated as of December 12, 2012, between Hyatt Hotels Corporation and Mark S. Hoplamazian (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on December 14, 2012)
+10.24	Employment Letter, dated as of December 12, 2012, between Hyatt Hotels Corporation and Thomas J. Pritzker (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on December 14, 2012)
+10.25	Employment Letter, dated as of October 5, 2018, between Hyatt Corporation and Joan Bottarini (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on October 9, 2018)
+10.26	Employment Letter, dated as of August 28, 2017, between Hyatt Corporation and Mark Vondrasek (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-34521) filed with the Securities and Exchange Commission on May 2, 2019)

Exhibit Number	Exhibit Description
+10.27	Hyatt Hotels Corporation 2018 Executive Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on March 23, 2018)
+10.28	Hyatt International Hotels Retirement Plan (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.29	Second Amended and Restated Hyatt Corporation Deferred Compensation Plan, effective January 1, 2015 (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 14, 2019)
+10.30	Hyatt Hotels Corporation Second Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 21, 2020)
+10.31	Hyatt Hotels Corporation Executive Officer Severance and Change in Control Plan and Summary Plan Description (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on March 22, 2017)
10.32	Credit Agreement, dated as of May 18, 2022, by and among Hyatt Hotels Corporation, as borrower, certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, Bank of America, National Association, as administrative agent, Wells Fargo Bank, National Association, as syndication agent, BofA Securities, Inc., Wells Fargo Securities, LLC, JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia, as joint bookrunners and co-lead arrangers, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, Deutsche Bank AG New York Branch, Goldman Sachs Lending Partners LLC, PNC Bank, National Association, Truist Bank and U.S. Bank National Association, as co-documentation agents, and Credit Agricole Corporate and Investment Bank, Fifth Third Bank, National Association and Sumitomo Mitsui Banking Corporation, as co-senior managing agents (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 24, 2022)
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, by and among Thomas J. Pritzker, Marshall E. Eisenberg, and Karl J. Breyer, solely in their capacity as co-trustees, and each signatory thereto (incorporated by reference to Exhibit 99.1 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 17, 2022)

Exhibit Number	Exhibit Description
99.2	Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, by and among each signatory thereto (incorporated by reference to Exhibit 99.2 to the Company's Annual Report on Form 10-K (File No. 001-34521) filed with the Securities and Exchange Commission on February 18, 2021)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+   Management contract or compensatory plan or arrangement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Hyatt Hotels Corporation

Board of Directors

Paul D. Ballew (AC)
Chief Data and Analytics Officer
The National Football League

Mark S. Hoplamazian
President and Chief Executive
Officer Hyatt Hotels Corporation

Susan D. Kronick (TC*) (FC)
Advisor
Marvin Traub Associates

Mackey J. McDonald (TC) (NCG)
Retired

Cary D. McMillan (AC*) (NCG) (FC)
Retired

Heidi O'Neill (TC)
President of Consumer and
Marketplace
Nike, Inc.

Jason Pritzker (FC)
Managing Director and Vice
Chairman
The Pritzker Organization, LLC

Thomas J. Pritzker (FC*)
Executive Chairman
The Pritzker Organization, LLC

Michael A. Rocca (AC)
Retired

Dion Camp Sanders (AC)
Chief Emerging Business Officer
Peloton Interactive, Inc.

Richard C. Tuttle (NCG*) (AC)
Founder and Principal
Prospect Partners, LLC

James H. Wooten, Jr. (AC) (TC)
Retired

Board Committees

AC   Audit Committee
TC   Talent and Compensation
     Committee
NCG Nominating and Corporate
     Governance Committee
FC   Finance Committee
*   Denotes committee chair

Executive Officers

Thomas J. Pritzker
Executive Chairman of the Board

Mark S. Hoplamazian
President and Chief Executive
Officer

Javier Águila
Executive Vice President,
Group President—EAME

Joan Bottarini
Executive Vice President,
Chief Financial Officer

Margaret Egan
Executive Vice President,
General Counsel and Secretary

H. Charles Floyd
Executive Vice President,
Global President of Operations

Malaika Myers
Executive Vice President,
Chief Human Resources Officer

Peter Sears
Executive Vice President,
Group President—Americas

David Udell
Executive Vice President,
Group President—ASPAC

Mark Vondrasek
Executive Vice President,
Chief Commercial Officer

Executive Offices

150 North Riverside Plaza
Chicago, IL 60606
Phone: 312-750-1234
www.hyatt.com

Form 10-K

A copy of Hyatt's Annual Report
on Form 10-K is available without
charge upon request by sending a
written request to Hyatt Hotels
Corporation, Attention: Senior
Vice President, Investor Relations,
150 North Riverside Plaza,
Chicago, Illinois 60606. You also
may access our Annual Report on
Form 10-K online at the SEC's
website, www.sec.gov, or on our
website, www.hyatt.com under the
heading "Investor Relations—
SEC Filings."

Common Stock Information

Hyatt's Class A Common
Stock (H) is listed on the NYSE.

Annual Meeting Date & Time

Hyatt's 2023 Annual Meeting of
Stockholders will be held on
Wednesday, May 17, 2023 at
9:30 a.m., Central Time

**Independent Registered Public
Accounting Firm**

Deloitte & Touche LLP
111 S. Wacker Drive, Suite 1800
Chicago, IL 60606

Transfer Agent

EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: 1-800-468-9716

Investor Relations

For Investor Relations information,
contact:
Noah Hoppe, Senior Vice
President, Investor Relations at
noah.hoppe@hyatt.com